Allegheny Energy







2007 Annual Report

FINANCIAL HIGHLIGHTS
(millions, except per share amounts)

For years ended December 31,	2007	2006	Percent Increase
Operating revenues	$ 3,307	$3,121	6%
Net income:			
GAAP basis	412	319	29%
As adjusted[1]	385	308	25%
Diluted net income per share:			
GAAP basis	2.43	1.89	29%
As adjusted[1]	2.26	1.83	23%
Year-end stock price (per share)	63.61	45.91	39%
Year-end market capitalization[2]	10,637	7,592	40%

1 See reconciliation of non-GAAP financial measures on page 184

2 Based on stock price and number of shares outstanding at year-end

CONTENTS

March 18, 2008

To Our Stockholders:

2007 was another year of strong financial results and solid accomplishments for Allegheny Energy. We marked two major milestones: returning to an investment grade credit rating and reinstating our common stock dividend—objectives first adopted when we began restoring the company's financial health nearly five years ago.

Other achievements in the past year included:

Earnings growth. We continued to improve profitability, increasing earnings per share by 23 percent compared to 2006 results on an adjusted basis. We also kept a sharp focus on cost control, holding operations and maintenance expense virtually flat compared to 2006 levels.

Environmental improvements. Scrubber installation projects at the Hatfield's Ferry and Fort Martin power stations remain on budget and on schedule for completion next year. A third environmental project at the Pleasants power station was completed on budget and on schedule in December. With the completion of these projects, we will have reduced sulfur dioxide emissions by over 70 percent. We also launched our Watt Watchers campaign to develop energy conservation and efficiency programs for customers.

Transmission expansion. We initiated the regulatory approval process for the Trans-Allegheny Interstate Line (TrAIL). The proposed route for this $820 million transmission line spans our service territory, thereby requiring approvals in three states. We also started a second project, the Potomac-Appalachian Transmission Highline (PATH), which we will build as a joint venture with American Electric Power. Our investment is estimated at $1.2 billion. Scheduled for completion in 2011 and 2012, respectively, these lines are crucial to providing reliable electric service in our service territory and region.

High performance. Our commitment to build a high performance culture continues to produce results. For example, Allegheny Power had its best safety performance in the history of the company in 2007, and we earned high customer satisfaction ratings in several national surveys.

We completed a three-year program of extended planned outages at each of our supercritical generating units, and we're confident that this program, together with our continuous improvement efforts, has put us on track for top-quartile power plant performance beginning this year.

During the past year, PJM, the regional reliability organization, developed a generation capacity market to ensure adequate reserve margins going forward. These auctions will provide much-needed incentives for the construction of new power plants and will also be an important driver of our future earnings growth.

In 2008, we will remain focused on growing earnings, becoming a stronger steward of the environment, embedding a high performance culture, and building shareholder value. Significant state regulatory issues—including approvals for the TrAIL project and recovery of purchased power costs in Virginia—must be addressed. At the federal level, the debate on global climate change will intensify, and we need to be, and are, active participants.

I appreciate the support and confidence from you, our stockholders. During 2007, Allegheny common stock had a total return of 39 percent, making us one of the best performers in the industry. For the past five years your company's stock has been the best performer in the Edison Electric Institute Index by a wide margin, with a total return of 744 percent, as well as the best in the Dow Jones U.S. Electricity Index.

Our success would not have been possible without the hard work and dedication to excellence of our more than 4,000 employees. Working together, I am confident that we will remain a top-performing, high growth utility.

Sincerely,

Paul J. Evanson
Chairman, President and Chief Executive Officer

Allegheny Energy, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) of the SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) of the SECURITIES EXCHANGE ACT OF 1934**

ALLEGHENY ENERGY, INC.
(Name of Registrant)

Maryland (State of Incorporation)	**13-5531602** (IRS Employer Identification Number)
800 Cabin Hill Drive, Greensburg, Pennsylvania (Address of Principal Executive Offices)	**15601** (Zip Code)

(724) 837-3000
(Telephone Number)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a small reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one).

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of December 31, 2007, 167,223,576 shares of the common stock, par value of $1.25 per share, of the registrant were outstanding.

Documents Incorporated by Reference

Portions of the Allegheny Energy, Inc. definitive Proxy Statement for its 2008 Annual Meeting of Stockholders are incorporated by reference to Part III of this Annual Report on Form 10-K.

GLOSSARY

I. The following abbreviations and terms are used in this report to identify Allegheny Energy, Inc. and its subsidiaries:

ACC	Allegheny Communications Connect, Inc., a subsidiary of Allegheny Ventures
AE	Allegheny Energy, Inc., a diversified utility holding company
AESC	Allegheny Energy Service Corporation, a subsidiary of AE
AE Solutions	Allegheny Energy Solutions, Inc., a subsidiary of Allegheny Ventures
AE Supply	Allegheny Energy Supply Company, LLC, an unregulated generation subsidiary of AE
AGC	Allegheny Generating Company, an unregulated generation subsidiary of AE Supply and Monongahela
Allegheny	Allegheny Energy, Inc., together with its consolidated subsidiaries
Allegheny Ventures	Allegheny Ventures, Inc., a nonutility, unregulated subsidiary of AE
Distribution Companies	Monongahela, Potomac Edison and West Penn, which collectively do business as Allegheny Power
Green Valley Hydro	Green Valley Hydro, LLC, a subsidiary of AE
Monongahela	Monongahela Power Company, a regulated subsidiary of AE
PATH, LLC	Potomac-Appalachian Transmission Highline, LLC, a joint venture between Allegheny and a subsidiary of American Electric Power Company, Inc.
Potomac Edison	The Potomac Edison Company, a regulated subsidiary of AE
TrAIL Company	Trans-Allegheny Interstate Line Company
West Penn	West Penn Power Company, a regulated subsidiary of AE

II. The following abbreviations and acronyms are used in this report to identify entities and terms relevant to Allegheny's business and operations:

CDD	Cooling Degree-Days
Clean Air Act	Clean Air Act of 1970
CO_2	Carbon dioxide
DOE	United States Department of Energy
EPA	United States Environmental Protection Agency
Energy Policy Act	Energy Policy Act of 2005
Exchange Act	Securities Exchange Act of 1934, as amended
FERC	Federal Energy Regulatory Commission, an independent commission within the DOE
FPA	Federal Power Act
GAAP	Generally accepted accounting principles used in the United States of America
HDD	Heating Degree-Days
kW	Kilowatt, which is equal to 1,000 watts
kWh	Kilowatt-hour, which is a unit of electric energy equivalent to one kW operating for one hour
Maryland PSC	Maryland Public Service Commission
MW	Megawatt, which is equal to 1,000,000 watts
MWh	Megawatt-hour, which is a unit of electric energy equivalent to one MW operating for one hour
NSR	The New Source Performance Review Standards, or "New Source Review," applicable to facilities deemed "new" sources of emissions by the EPA
OVEC	Ohio Valley Electric Corporation
PATH	Potomac-Appalachian Transmission Highline
Pennsylvania PUC	Pennsylvania Public Utility Commission
PJM	PJM Interconnection, L.L.C., a regional transmission organization
PLR	Provider-of-last-resort
PURPA	Public Utility Regulatory Policies Act of 1978
RPM	Reliability Pricing Model, which is PJM's capacity market
RTO	Regional Transmission Organization
Scrubbers	Flue-gas desulfurization equipment
SEC	Securities and Exchange Commission
SO_2	Sulfur dioxide
SOS	Standard Offer Service
T&D	Transmission and distribution
TrAIL	Trans-Allegheny Interstate Line
Virginia SCC	Virginia State Corporate Commission
West Virginia PSC	Public Service Commission of West Virginia

Allegheny Energy, Inc. and Principal Operating Subsidiaries


Allegheny Energy, Inc.
100%
Monongahela Power Company
The Potomac Edison Company
West Penn Power Company
Allegheny Ventures, Inc.
Trans-Allegheny Interstate Line Co.
AET PATH Company, LLC
"Allegheny Power"
41.23%
Allegheny Energy Supply Company, LLC
Potomac-Appalachian Transmission Highline, LLC*
58.77%
Allegheny Generating Company
Key
Generation and Marketing Segment.
Delivery and Services Segment.
Monongahela Power Company has operations in both segments.

* = Joint venture with American Electric Power Company, Inc.

CONTENTS

PART I

ITEM 1. BUSINESS

OVERVIEW

Allegheny is an integrated energy business that owns and operates electric generation facilities and delivers electric services to customers in Pennsylvania, West Virginia, Maryland and Virginia. AE, Allegheny's parent holding company, was incorporated in Maryland in 1925. Allegheny operates its business primarily through AE's various directly and indirectly owned subsidiaries.

Allegheny has two business segments:

- **The Delivery and Services segment** includes Allegheny's electric T&D operations.
- **The Generation and Marketing segment** includes Allegheny's power generation operations.

The Delivery and Services Segment

The principal companies and operations in AE's Delivery and Services segment include the following:

- ***The Distribution Companies*** include Monongahela (excluding its West Virginia generation assets), Potomac Edison and West Penn. Each of the Distribution Companies is a public utility company and does business under the trade name Allegheny Power. Allegheny Power's principal business is the operation of electric public utility systems. In April 2002, the Distribution Companies transferred functional control over their transmission systems to PJM. As a RTO, PJM coordinates the movement of electricity over the transmission grid in all or parts of Delaware, Illinois, Indiana, Kentucky, Maryland, Michigan, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia and the District of Columbia.
  - ***Monongahela*** was incorporated in Ohio in 1924. It conducts an electric T&D business that serves approximately 378,600 customers in northern West Virginia in a service area of approximately 12,400 square miles with a population of approximately 783,000. Monongahela's Delivery and Services segment had operating revenues of $650.8 million and sold 10.8 billion kWhs of electricity to retail customers in 2007. Monongahela also owns generation assets, which are included in the Generation and Marketing Segment. See "The Generation and Marketing Segment" below.
  - ***Potomac Edison*** was incorporated in Maryland in 1923 and was also incorporated in Virginia in 1974. It operates an electric T&D system in portions of West Virginia, Maryland and Virginia. Potomac Edison serves approximately 475,000 customers in a service area of about 7,300 square miles with a population of approximately 1.05 million. Potomac Edison had total operating revenues of $888.2 million and sold 13.5 billion kWhs of electricity to retail customers in 2007.
  - ***West Penn*** was incorporated in Pennsylvania in 1916. It operates an electric T&D system in southwestern, south-central and northern Pennsylvania. West Penn serves approximately 711,000 customers in a service area of about 9,900 square miles with a population of approximately 1.5 million. West Penn had total operating revenues of $1.3 billion and sold 20.5 billion kWhs of electricity to retail customers in 2007.
- ***TrAIL Company*** was incorporated in Maryland and Virginia in 2006. In June 2006, PJM, which manages a regional planning process for transmission expansion, approved a regional transmission expansion plan designed to maintain the reliability of the transmission grid in the Mid-Atlantic region. The transmission expansion plan includes TrAIL, a new 240-mile 500 kV transmission line, 210 miles of which is to be located in the Distribution Companies' PJM zone. PJM designated Allegheny to construct the portion of the line that will be located in the Distribution Companies' PJM zone. TrAIL

Company was formed in connection with the management and financing of transmission expansion projects, including this project (the "TrAIL Project"), and will own and operate the new transmission line.

- ***PATH, LLC*** was formed in Delaware in 2007 as a joint venture between Allegheny and a subsidiary of American Electric Power Company, Inc. ("AEP") following PJM approval of PATH, a 290-mile, high-voltage transmission line. PATH will include approximately 244 miles of 765 kV transmission line and approximately 46 miles of twin-circuit 500 kV transmission lines and will extend from AEP's substation near St. Albans, West Virginia, to a new substation near Kemptown, Maryland. PATH, LLC, which was formed in connection with the management and financing of this project (the "PATH Project"), is a series limited liability company. The "West Virginia Series" is owned equally by Allegheny and AEP and, through an operating subsidiary, will build, own and operate the portion of the line extending from AEP's Amos substation to Allegheny's Bedington substation. The "Allegheny Series" is 100% owned by Allegheny and, through an operating subsidiary, will build, own and operate the portion of the line extending from Bedington to the new substation near Kemptown, Maryland.

- ***Allegheny Ventures*** is a nonutility, unregulated subsidiary of AE that was incorporated in Delaware in 1994. Allegheny Ventures engages in telecommunications and unregulated energy-related projects. Allegheny Ventures has two principal wholly-owned subsidiaries, ACC and AE Solutions. Both ACC and AE Solutions are Delaware corporations. ACC develops fiber-optic projects, including fiber and data services. AE Solutions manages energy-related projects. Allegheny Ventures had total operating revenues of $9.1 million in 2007.

During 2007, the Delivery and Services segment had operating revenues of $2.8 billion and net income of $117.7 million. As of December 31, 2007, the Delivery and Services segment held approximately $4.6 billion of identifiable assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 16, "Business Segments," to the Consolidated Financial Statements.

The Generation and Marketing Segment

The principal companies and operations in AE's Generation and Marketing segment include the following:

- ***AE Supply*** was formed in Delaware in 1999. AE Supply owns, operates and manages electric generation facilities. AE Supply also purchases and sells energy and energy-related commodities. As of December 31, 2007, AE Supply owned or contractually controlled approximately 6,896 MWs of generation capacity. See "Electric Facilities" below.

  AE Supply markets its electric generation capacity to various customers and markets. AE Supply currently is contractually obligated to provide Potomac Edison and West Penn with the power that they need to meet a majority of their PLR obligations, which represents a majority of AE Supply's normal operating capacity. AE Supply had total operating revenues of $1.6 billion in 2007.

- ***Monongahela's West Virginia generation assets*** are included in the Generation and Marketing segment. As of December 31, 2007, Monongahela owned or contractually controlled 2,806 MWs of generation capacity. See "Electric Facilities" below.

  Monongahela's generation capacity supplies Monongahela's Delivery and Services segment. In addition, Monongahela is contractually obligated to provide Potomac Edison with the power that it needs to meet its load obligations in West Virginia. Monongahela's Generation and Marketing segment had operating revenues of $555.2 million in 2007.

- ***AGC*** was incorporated in Virginia in 1981. As of December 31, 2007, AGC was owned approximately 59% by AE Supply and approximately 41% by Monongahela. AGC's sole asset is a 40% undivided interest in the Bath County, Virginia pumped-storage hydroelectric generation facility and its connecting transmission facilities. All of AGC's revenues are derived from sales of its 1,059 MW share of generation capacity from the Bath County generation facility to AE Supply and Monongahela. AGC had total operating revenues of $67.4 million in 2007. See "Electric Facilities" below.

In addition to coordinating the movement of wholesale electricity in its region and managing regional plans for generation and transmission expansion, PJM operates a competitive wholesale energy market. All of Allegheny's generation facilities are located within the PJM market. To facilitate the economic dispatch of generation, AE Supply and Monongahela sell power into the PJM market and purchase power from the PJM market to meet their contractual obligations to supply power. See "Fuel, Power and Resource Supply" and "Regulatory Framework Affecting Allegheny" below.

During 2007, the Generation and Marketing segment had operating revenues of $2.1 billion and net income of $294.5 million. As of December 31, 2007, the Generation and Marketing segment held approximately $5.3 billion of identifiable assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 16, "Business Segments," to the Consolidated Financial Statements.

Intersegment Services

AESC was incorporated in Maryland in 1963 and is a service company for Allegheny. AESC employs substantially all of the Allegheny personnel who provide services to AE, AE Supply, AGC, the Distribution Companies, Allegheny Ventures, TrAIL Company, PATH, LLC and their respective subsidiaries. These companies reimburse AESC at cost for services provided to them by AESC's employees. AESC had 4,355 employees as of December 31, 2007.

Initiatives and Achievements

Allegheny's long-term strategy is to focus on its core generation and T&D businesses. Allegheny's management believes that this emphasis is enabling Allegheny to take advantage of its regional presence, operational expertise and knowledge of its markets to grow earnings and add shareholder value.

Significant initiatives and recent achievements include:

- ***Transmission Expansion.*** In June 2006, PJM approved a regional transmission expansion plan designed to maintain the reliability of the transmission grid in the Mid-Atlantic region that includes TrAIL, and in June 2007, PJM authorized the construction of PATH. These new lines are designed to alleviate future reliability concerns and increase the west to east transmission capability of the PJM transmission system. PJM designated Allegheny to construct the portion of TrAIL that will be located in the Distribution Companies' PJM zone, and Allegheny and AEP have formed a joint venture to construct PATH. FERC approved four incentive rate treatments, which are intended to promote the construction of transmission facilities, for TrAIL. PATH, LLC has applied for incentive rate treatment for PATH. Additionally, the DOE designated the region in which both projects are proposed to be located as a National Interest Electric Transmission Corridor. Allegheny currently is in the process of seeking requisite permits and regulatory approvals.

  Allegheny also is taking additional steps to enhance the performance and reliability of its transmission system. For example, in December 2007, Allegheny completed the installation and start-up of the world's largest Static VAR Compensator, or "SVC," located at its Black Oak transmission substation, near Rawlings, Maryland. The new SVC is expected to enhance the reliability of Allegheny's high-voltage Black Oak-Bedington transmission line, which is one of the most congested transmission lines in the PJM region, and increase transmission capacity across the PJM region.

- ***Environmental Compliance and Risk Management.*** Allegheny is working to effectively manage its environmental compliance efforts to ensure continuing compliance with applicable federal and state regulations while controlling its compliance costs, reducing emissions levels and minimizing its risk exposure.

  Among other initiatives, AE Supply and Monongahela completed the elimination of a partial Scrubber bypass at the Pleasants generation facility in 2007, are constructing Scrubbers at the Hatfield's Ferry generation facility in Pennsylvania and the Fort Martin generation facility in West Virginia, and are also evaluating other pollution control projects at other facilities. Additionally, AE Supply and Monongahela are currently blending lower-sulfur Powder River Basin ("PRB") coal at several generation facilities. See "Environmental Matters" below.

- ***Energy Efficiency and Conservation.*** Through its Watt Watchers program introduced in 2007, Allegheny has implemented a number of programs to encourage energy efficiency and conservation among its customers, in addition to its long-standing portfolio of existing energy conservation programs. In August 2007, for example, Allegheny announced its partnership with ENERGY STAR®, the EPA's voluntary, market-based program to reduce greenhouse gasses through energy efficiency. As part of this initiative, Allegheny joined the "Change a Light, Change the World" campaign, a national program to encourage consumers to replace at least one standard light bulb with a longer-lasting, more efficient bulb that has earned the ENERGY STAR® label. Customers can pledge to replace the lights in their homes and can purchase compact fluorescent light bulbs and other energy-efficient products through Allegheny's website. Also as part of its Watt Watchers program, Allegheny has worked to educate students in its region about energy conservation by, among other things, providing free educational materials on energy conservation and safety.

  Allegheny also is pursuing options for "green" energy sourcing for its customers. In November, 2007, Allegheny filed an application with the Pennsylvania PUC to offer a voluntary wind energy program to customers in Pennsylvania, and Allegheny continues to explore other programs through which customers can purchase electricity from renewable sources.

  Allegheny is developing a number of other new programs for customers that it believes can help drive energy efficiency and conservation, such as: helping customers conduct home energy audits; conducting workshops for business customers to encourage participation in utility demand reduction programs; and launching an automated metering pilot program to help customers better understand and manage their energy usage.

- ***Investment Grade Status and Common Stock Dividend.*** Allegheny's extensive efforts since 2003 to improve its credit profile by repaying debt and improving liquidity, along with the overall improvements in Allegheny's financial condition, led to the achievement of a significant milestone in 2007 with the upgrade to investment grade of Allegheny's corporate credit ratings by all three major credit rating agencies. In May 2007, Standard & Poor's upgraded AE's corporate credit rating from BB+ to BBB-, marking Allegheny's return to investment grade status, and in September 2007, Moody's Investor Services upgraded AE's corporate family rating from Ba2 to Baa3. In December 2007, Fitch Ratings upgraded AE's issuer default rating and unsecured debt rating from BB+ to BBB-.

  With Allegheny's return to investment grade status, AE reinstated its common stock dividend, ending a suspension that began in 2002, when Allegheny was in financial distress. In October 2007, AE's Board of Directors declared a cash dividend on AE's common stock of $0.15 per share, and in February 2008, the Board declared a dividend of $0.15 per share. See Note 8, "Dividend Restrictions" to the Consolidated Financial Statements.

- ***Transition to Market-based Rates.*** Each of the states in Allegheny's service territory other than West Virginia has, to some extent, deregulated its electric utility industry. Pennsylvania and Maryland have instituted customer choice and are transitioning to market-based, rather than cost-based pricing for generation. Virginia undertook to deregulate the provision of generation services beginning in 1999, but recent legislation in Virginia will result in re-regulation of these services as of January 1, 2009 for most customers. In West Virginia, the rates charged to retail customers are regulated by the West Virginia PSC and are determined through traditional, cost-based, regulated utility rate making.

  In March 2007, the Maryland PSC approved a rate stabilization and transition plan proposed by Potomac Edison for its residential customers in Maryland that is intended to gradually transition residential customers from capped generation rates to generation rates based on market prices beginning in 2007 and ending in 2010. Under the plan, residential customers who did not opt out of the plan began paying a distribution surcharge beginning in June 2007, which will result in an overall rate increase of approximately 15% annually from 2007 to 2010. With the expiration of the residential generation rate caps and the move to generation rates based on market prices on January 1, 2009, the surcharge will convert to a credit on customers' bills. Funds collected through the surcharge during 2007 and 2008, plus interest, will be returned to customers as a credit on these customers' electric bills, thereby reducing the effect of the rate cap expiration. The credit will continue, with adjustments, to maintain rate stability until December 31, 2010. See "Regulatory Framework Affecting Allegheny" and "Fuel, Power and Resource Supply" below.

In 2005, Allegheny successfully implemented a plan to transition Pennsylvania customers to generation rates based on market prices through increases in applicable rate caps in 2007, 2009 and 2010 and a two-year extension of the applicable transition period. Together with previously approved rate cap increases for 2006 and 2008, these increases are intended to gradually move generation rates in Pennsylvania closer to market prices. See "Risk Factors" below.

- ***Generation Value.*** Allegheny is working to maximize the value of the power that it generates by achieving full recovery of its costs and a reasonable return through the traditional rate-making process for its regulated utilities and by effectively managing the transition to market prices for AE Supply and its subsidiaries.

  While its recent requests for rate increases in West Virginia and Virginia have for the most part been denied by the relevant state regulatory commissions, Allegheny was able to obtain approval from the West Virginia PSC for the reinstatement of a fuel and purchased power cost recovery clause in West Virginia and from the Virginia SCC for partial recovery of purchased power costs. Allegheny continues to appeal the decisions of the West Virginia PSC and Virginia SCC with respect to its rates in those jurisdictions. See "Regulatory Framework Affecting Allegheny" and "Risk Factors—Risks Relating to Regulation" below and Note 4, "Rates and Regulation" to the Consolidated Financial Statements.

  As discussed above, in April 2005, Allegheny obtained approval from the Pennsylvania PUC for increases in applicable rate caps in 2007, 2009 and 2010 in connection with a two-year extension of the period during which Pennsylvania customers will transition to market prices. In addition, AE Supply won the contracts to serve the PLR customer load in Pennsylvania in 2009 and 2010 and entered into contracts to provide power to Potomac Edison to serve commercial, industrial and outdoor lighting customer loads in Maryland and customer load for all classes in Virginia.

- ***Plant Availability and Operational Efficiency.*** Allegheny is working to maximize the availability and operational efficiency of its physical assets, particularly its supercritical generation facilities (those that utilize steam pressure in excess of 3,200 pounds per square inch). In 2007, Allegheny completed an extensive special maintenance program, which it began in 2005, at each of its 10 supercritical generating units, targeted at improving the availability of those units.

  Allegheny is continuously working to identify and develop opportunities to optimize operating processes, increase productivity and reduce or contain operation and maintenance expenses where appropriate.

  For example, in January 2007, Allegheny successfully implemented an enterprise resource planning system as part of its program to improve its processes and technology. As part of the same initiative, Allegheny entered into an agreement in 2005 to outsource many of its information technology functions.

  Additionally, Allegheny has entered into various coal supply contracts in an effort to ensure a consistent supply of coal at predictable prices, and currently has commitments in place for the delivery of approximately 95% of its expected coal needs for 2008. See "Fuel, Power and Resource Supply" below.

- ***High Customer Satisfaction.*** Allegheny continues to see high levels of satisfaction among its customers. For example, in 2007, a leading independent survey firm ranked Allegheny second in customer satisfaction for residential customers and business customers in the eastern United States and fourth in residential customer satisfaction nationwide, while another leading independent survey firm ranked Allegheny first in customer satisfaction among commercial and industrial customers in the northeast. Allegheny remains focused on maintaining or improving customer satisfaction levels.

Management's priorities for 2008 include continued focus on improving operations, environmental stewardship, managing the transition to market-based rates, maintaining high levels of customer satisfaction and expanding Allegheny's transmission system.

Where You Can Find More Information

AE files or furnishes Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and other information with or to the SEC. You may read and copy any document that AE files with the SEC at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from the SEC's website at *http://www.sec.gov*.

The Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, statements of changes in beneficial ownership and other SEC filings, and any amendments to those reports, that AE files with or furnishes to the SEC under the Exchange Act are made available free of charge on AE's website at *http://www.alleghenyenergy.com* as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Audited annual financial statements for AE Supply also are available on AE's website. AE's website and the information contained therein are not incorporated into this report.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this report contains a number of forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. These include statements with respect to:

- regulatory matters, including but not limited to environmental regulation, state rate regulation, and the status of retail generation service supply competition in states served by the Distribution Companies;
- financing plans;
- market demand and prices for energy and capacity;
- the cost and availability of raw materials, including coal, and Allegheny's ability to enter into long-term fuel purchase agreements;
- PLR and power supply contracts;
- results of litigation;
- results of operations;
- internal controls and procedures;
- capital expenditures;
- status and condition of plants and equipment;
- changes in technology and their effects on the competitiveness of Allegheny's generation facilities;
- work stoppages by Allegheny's unionized employees; and
- capacity purchase commitments.

Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not differ materially from expectations. Actual results have varied materially and unpredictably from past expectations. Factors that could cause actual results to differ materially include, among others, the following:

- the results of regulatory proceedings, including proceedings related to rates;
- plant performance and unplanned outages;
- volatility and changes in the price and demand for energy and capacity;
- volatility and changes in the price of coal, natural gas and other energy-related commodities and Allegheny's ability to enter into long term fuel purchase agreements;
- changes in the weather and other natural phenomena;
- changes in industry capacity, development and other activities by Allegheny's competitors;
- changes in market rules, including changes to PJM's participant rules and tariffs;
- the loss of any significant customers or suppliers;
- changes in customer switching behavior and their resulting effects on existing and future PLR load requirements;
- dependence on other electric transmission and gas transportation systems and their constraints on availability;
- environmental regulations;
- changes in other laws and regulations applicable to Allegheny, its markets or its activities;

- changes in the underlying inputs and assumptions, including market conditions, used to estimate the fair values of commodity contracts;
- complications or other factors that make it difficult or impossible to obtain necessary lender consents or regulatory authorizations on a timely basis;
- changes in access to capital markets, the availability of credit and actions of rating agencies;
- inflationary and interest rate trends;
- the effect of accounting pronouncements issued periodically by accounting standard-setting bodies and accounting issues facing Allegheny;
- general economic and business conditions; and
- other risks, including the effects of global instability, terrorism and war.

ALLEGHENY'S SALES AND REVENUES

Generation and Marketing

The Generation and Marketing segment had operating revenues of $2.1 billion and $1.8 billion in 2007 and 2006, respectively. For more information regarding the Generation and Marketing segment's operating revenues, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" below and Note 16, "Business Segments," to the Consolidated Financial Statements.

Delivery and Services

The Delivery and Services segment sold 44.9 billion and 43.2 billion kWhs of electricity to retail customers in 2007 and 2006, respectively. The Delivery and Services segment had operating revenues of $2.8 billion and $2.7 billion in 2007 and 2006, respectively. These revenues included revenue from electric sales and unregulated services. There were $1.7 billion and $1.4 billion of intersegment sales and revenues between the Generation and Marketing segment and the Delivery and Services segment in 2007 and 2006, respectively, which have been eliminated in Allegheny's statement of income. The following table describes the segment's revenues from electric sales:

Revenues (in millions):	2007	2006
Retail electric:		
Generation	$1,813.2	$1,688.0
Transmission	166.0	160.3
Distribution	698.9	682.8
Subtotal retail	$2,678.1	$2,531.1
Transmission services and bulk power	110.1	150.7
Other affiliated and nonaffiliated energy services	41.0	35.9
Total Delivery and Services revenues	$2,829.2	$2,717.7

For more information regarding the Delivery and Services segment's revenues, see "Management's Discussion and Analysis of Financial Condition and Operating Results" below and Note 16, "Business Segments," to the Consolidated Financial Statements.

CAPITAL EXPENDITURES

Actual capital expenditures for 2007 and estimated capital expenditures for 2008 and 2009 are shown on a cash basis in the following table. The amounts and timing of capital expenditures are subject to continuing review and adjustment, and actual capital expenditures may vary from these estimates.

	Actual	Projected	
(In millions)	2007	2008	2009
Transmission and distribution facilities:			
TrAIL and related transmission expansion (a)	$ 65	$ 255	$ 360
PATH Project (b)	0	45	165
Other transmission and distribution facilities	209	265	285
Environmental:			
Fort Martin Scrubbers (c)	96	295	140
Hatfield Scrubbers (d)	288	340	80
Other	69	80	60
Other generation facilities	91	60	70
Other capital expenditures	30	10	15
Total capital expenditures	$848	$1,350	$1,175
AFUDC and capitalized interest included above	$ 24	$ 40	$ 15

(a) Includes expenditures for the TrAIL Project, which has a target completion date of 2011 and an estimated cost, excluding AFUDC, of approximately $820 million, as well as expenditures for other related transmission projects requested by PJM.

(b) Reflects total expenditures for the PATH Project to be paid by PATH, LLC, a joint venture with AEP, in the years shown. The PATH Project has a target completion date of 2012. Excluding AFUDC, total project costs of the West Virginia Series, which is owned equally by Allegheny and AEP, are expected to be approximately $1.2 billion, and total project costs of the Allegheny Series, which is owned by Allegheny, are expected to be approximately $0.6 billion.

(c) Construction of the Scrubbers at Allegheny's Fort Martin generation facility is expected to be completed in 2009 at an estimated cost, excluding AFUDC, of approximately $550 million.

(d) Construction of the Scrubbers at Allegheny's Hatfield's Ferry generation facility is expected to be completed in 2009 at an estimated cost, excluding capitalized interest, of approximately $725 million.

ELECTRIC FACILITIES

Generation Capacity

All of Allegheny's owned or controlled generation capacity is part of the Generation and Marketing segment. In addition, the Distribution Companies are obligated to purchase 479 MWs of power through state utility commission-approved arrangements pursuant to PURPA. This PURPA capacity is part of the Delivery and Services segment, except that, effective January 1, 2007, the PURPA capacity for which Monongahela contracts is part of the Generation and Marketing segment. Allegheny's generation capacity is more fully described in the tables titled "Nominal Maximum Operational Generation Capacity" and "PURPA Capacity" below.

Nominal Maximum Operational Generation Capacity (MW)

Stations	Units	Project Total	Regulated Monongahela (a)	Unregulated AE Supply and Other (a)	Service Commencement Dates (b)
Coal Fired-Supercritical (Steam):					
Harrison (Haywood, WV)	3	1,983	407	1,576	1972-74
Hatfield's Ferry (Masontown, PA)	3	1,710		1,710	1969-71
Pleasants (Willow Island, WV)	2	1,300	100	1,200	1979-80
Fort Martin (Maidsville, WV)	2	1,107	1,107		1967-68
Coal Fired-Other (Steam):					
Armstrong (Adrian, PA)	2	356		356	1958-59
Albright (Albright, WV)	3	292	292		1952-54
Mitchell (Courtney, PA)	1	288		288	1963
Ohio Valley Electric Corp. (Chelsea, OH) (Madison, IN) (c)	11	78	78		
Willow Island (Willow Island, WV)	2	243	243		1949-60
Rivesville (Rivesville, WV)	2	142	142		1943-51
R. Paul Smith (Williamsport, MD)	2	116		116	1947-58
Pumped-Storage and Hydro:					
Bath County (Warm Springs, VA) (d)	6	1,059	437	622	1985; 2001
Lake Lynn (Lake Lynn, PA) (e)	4	52		52	1926
Green Valley Hydro (f)	21	6		6	Various
Gas-Fired:					
AE Nos. 3, 4 & 5 (Springdale, PA)	3	540		540	2003
AE Nos. 1 & 2 (Springdale, PA)	2	88		88	1999
AE Nos. 8 & 9 (Gans, PA)	2	88		88	2000
AE Nos. 12 & 13 (Chambersburg, PA)	2	88		88	2001
Buchanan (Oakwood, VA) (g)	2	43		43	2002
Hunlock CT (Hunlock Creek, PA)	1	44		44	2000
Oil-Fired (Steam):					
Mitchell (Courtney, PA)	1	82		82	1949
Total Capacity		9,705	2,806	6,899	

(a) Effective January 1, 2007, Monongahela and AE Supply completed an intra-company transfer of assets (the "Asset Swap") that realigned generation ownership and contractual obligations within the Allegheny system. See Note 7, "Asset Swap," to the Consolidated Financial Statements.

(b) When more than one year is listed as a commencement date for a particular generation facility, the dates refer to the years in which operations commenced for the different units at that generation facility.

(c) The amount attributed to OVEC represents capacity entitlement through AE's ownership of OVEC shares. AE holds a 3.5% equity stake in, and is a sponsoring company of, OVEC. OVEC supplies power to its sponsoring companies under an intercompany power agreement. Currently, as a result of AE's equity interest, Monongahela is entitled to 3.5% of OVEC generation, a portion (66 MWs) of which it has agreed to sell to AE Supply at cost in connection with the Asset Swap. Monongahela will transfer to AE Supply its rights to OVEC generation at such time as AE Supply's long-term unsecured non-credit enhanced indebtedness has a Standard & Poor's credit rating of at least BBB- and a Moody's Investor Services, Inc. credit rating of at least Baa3.

(d) This figure represents capacity entitlement through ownership of AGC. A modernization project has been completed on four of the six generating units at the Bath County facility, and work on the remaining two units is expected to be completed in 2008 and 2009, respectively. Each upgrade results in an increase of approximately 25 MWs to AGC's capacity entitlement.

(e) AE Supply has a license for Lake Lynn through 2024.

(f) The licenses for hydroelectric facilities Dam No. 4 and Dam No. 5, located in West Virginia and Maryland, will expire in November 2024. The licenses for the Shenandoah, Warren, Luray and Newport projects located in Virginia run through 2024.

(g) Buchanan Energy Company of Virginia, LLC ("Buchanan") is a subsidiary of AE Supply. CNX Gas Corporation and Buchanan have equal ownership interests in Buchanan Generation LLC ("Buchanan Generation"). AE Supply operates and dispatches 100% of Buchanan Generation's 86 MWs.

PURPA Capacity

The following table shows additional generation capacity available to the Distribution Companies through state utility commission-approved arrangements pursuant to PURPA. PURPA requires electric utility companies, such as the Distribution Companies, to interconnect with, provide back-up electric service to and purchase electric capacity and energy from qualifying small power production and cogeneration facilities. The capacity purchases reflected in this table are reflected in the results of the Delivery and Services segment, except that the PURPA generation for which Monongahela contracts is reflected in the results of the Generation and Marketing segment.

	PURPA Capacity (MW)				
PURPA Stations	Project Total	Monongahela	Potomac Edison	West Penn	Contract Termination Date
Coal-Fired: Steam					
AES Warrior Run (Cumberland, MD) (a)	180		180		2030
AES Beaver Valley (Monaca, PA)	125			125	2016
Grant Town (Grant Town, WV)	80	80			2036
West Virginia University (Morgantown, WV)	50	50			2027
Hydro:					
Hannibal Lock and Dam (New Martinsville, WV)	31	31			2034
Allegheny Lock and Dam 6 (Freeport, PA)	7			7	2034
Allegheny Lock and Dam 5 (Freeport, PA)	6			6	2034
Total PURPA Capacity	479	161	180	138	

(a) As required under the terms of a Maryland restructuring settlement, Potomac Edison offers the 180 MW output of the AES Warrior Run project to the wholesale market and will continue to do so for the term of the AES Warrior Run contract, which ends on February 10, 2030. Revenue received from the sale reduces the AES Warrior Run surcharge paid by Maryland customers.

The Energy Policy Act amended PURPA. Among other things, the amendments provide that electric utilities are no longer required to enter into any new contractual obligation to purchase energy from a qualifying facility if FERC finds that the facility has non-discriminatory access to a functioning wholesale market and open-access transmission. See "Regulatory Framework Affecting Allegheny" below.

Transmission and Distribution Facilities

The following table sets forth the existing miles of T&D lines and the number of substations of the Distribution Companies and AGC as of December 31, 2007:

	Underground	Above-Ground	Total Miles	Total Miles Consisting of 500-Kilovolt (kV) Lines	Number of Transmission and Distribution Substations
Monongahela	835	22,387	23,222	250	276
Potomac Edison	5,196	18,116	23,312	175	259
West Penn	2,898	24,236	27,134	277	597
AGC (a)	0	87	87	87	1
Total	8,929	64,826	73,755	789	1,133

(a) Total Bath County transmission lines, of which AGC owns an undivided 40% interest and Virginia Electric and Power Company owns the remainder.

The Distribution Companies' transmission network has 12 extra-high-voltage (345 kV and above) and 36 lower-voltage interconnections with neighboring utility systems.

ALLEGHENY MAP*



NEW YORK
CLEVELAND
OHIO
Hunlock
Armstrong
Cabot
AE 1,2,3,4,& 5
PITTSBURGH
South Bend
Wylie Ridge
HARRISBURG
Mitchell
Yukon
PENNSYLVANIA
Hatfield's Ferry
AE 12, 13
Smith
MARYLAND
Bedington
Albright
Pleasants
Willow Island
Belmont
Pruntytown
Black Oak
Mt. Storm
Doubs
BALTIMORE
Meadow Brook
WASHINGTON, DC
CHARLESTON
WEST VIRGINIA
Valley
Potomac River
Bath County
VIRGINIA
Buchanan

Allegheny's Generation and Major Transmission Facilities*

▭	Distribution Companies	—	138 kV or 230 kV Allegheny	---	500 kV Joint Ownership
■	Generating Station	—	345 kV or 500 kV Allegheny	·····	500 kV or 765 kV Other Utilities
▲	EHV Substation				
—ı	Interconnection with Other Utilities				

* Omits OVEC, in which AE owns a 3.5% interest, and does not reflect the proposed TrAIL and PATH Projects.

FUEL, POWER AND RESOURCE SUPPLY

Generation and Marketing Segment

Coal Supply

Allegheny consumed approximately 19 million tons of coal and synthetic fuel in 2007 at an average price of $40.64 per ton delivered. Allegheny purchased these fuels primarily from mines in Pennsylvania, West Virginia and Ohio. However, Allegheny also purchases coal from other regions, and blends coal from the Powder River Basin with eastern bituminous coal at several generation facilities.

Historically, Allegheny has purchased a majority of its coal from a limited number of suppliers. Of Allegheny's coal purchases in 2007, 65% came from subsidiaries of three companies, the largest of which represented 35% of the total tons purchased.

As of February 27, 2008, Allegheny had commitments for the delivery of more than 95% of the coal that Allegheny expects to consume in 2008. Allegheny also had commitments for the delivery of approximately 60% of its anticipated coal needs for 2009 and 2010 and for approximately 50% of its anticipated coal needs for 2011 and 2012.

Most of Allegheny's coal purchase agreements contain specified prices and include price adjustment provisions related to changes in specified cost indices, as well as to specific events, such as changes in regulations that affect the coal industry.

Developments and operational factors affecting our coal suppliers, including increased costs, transportation constraints, safety issues and operational difficulties, may have negative effects on coal supplier performance. See "Risk Factors" below.

Natural Gas Supply

AE Supply purchases natural gas to supply its natural gas-fired generation facilities. In 2007, AE Supply purchased its natural gas requirements principally in the spot market.

The Delivery and Services Segment

Electric Power

Allegheny reorganized its corporate structure in response to electric utility deregulation within its service area between 1999 and 2001. The Distribution Companies, with the exception of Monongahela and its West Virginia generation assets, do not produce their own power. Potomac Edison transferred all of its generation assets to AE Supply in 2000. West Penn transferred all of its generation assets to AE Supply in 1999. Monongahela transferred the portion of its generation assets dedicated to its previously-owned Ohio service territory to AE Supply in 2001. The Asset Swap realigned ownership of certain generation facilities between Monongahela and AE Supply, effective as of January 1, 2007. See "Regulatory Framework Affecting Allegheny" below and Note 7, "Asset Swap," to the Consolidated Financial Statements.

Each of the states in Allegheny's service territory other than West Virginia has, to some extent, deregulated its electric utility industry. Pennsylvania and Maryland have instituted retail customer choice and are transitioning to market-based, rather than cost-based pricing for generation. Virginia undertook to deregulate the provision of generation services beginning in 1999, but recent legislation in Virginia will result in re-regulation of such services as of January 1, 2009 for all but large customers with load in excess of 5 MW or for any customer wishing to purchase renewable energy. In West Virginia, the rates charged to retail customers are regulated by the West Virginia PSC and are determined through traditional, cost-based, regulated utility rate-making.

West Penn has PLR obligations to its customers in Pennsylvania. Potomac Edison has PLR obligations to its customers in Virginia and its residential customers in Maryland. As "providers of last resort," West Penn and Potomac Edison must supply power to certain retail customers who have not chosen alternative suppliers (or have chosen to return to Allegheny service) at rates that are capped at various levels during the applicable transition period. The transition periods vary across Allegheny's service area and across customer class. These transition periods could be altered by legislative, judicial or, in some cases, regulatory actions. See "Regulatory Framework Affecting Allegheny" below.

A significant portion of the power necessary to meet the PLR obligations of West Penn and Potomac Edison is purchased from AE Supply. AE Supply is contractually obligated to provide power to West Penn and Potomac Edison during the relevant state deregulation transition periods under the terms of power sales agreements. These power sales agreements include both fixed price and market-based pricing components. These pricing components may not fully reflect the cost of supplying this power. As a result, AE Supply currently absorbs a portion of the risk of fuel price increases and increased costs of environmental compliance. Prior to January 1, 2007, AE Supply also sold power to Potomac Edison to serve customers in Potomac Edison's West Virginia service territory. In connection with the Asset Swap, Monongahela assumed the obligation to supply power to Potomac Edison to meet its West Virginia load obligations. A portion of Allegheny's PLR obligations is satisfied by PURPA contract purchases.

When the initial power sales agreements with AE Supply for service to PLR customers during the rate cap periods terminate, Potomac Edison and West Penn will be unable to rely on the previously dedicated supply of power at specified contract prices to meet their respective power supply requirements. The arrangements to serve the applicable PLR obligations following the expiration of these agreements have been partially determined in Maryland but are still under development in Pennsylvania and Virginia for all load, and in Maryland with respect to residential customers. AE Supply's existing power sales agreements with West Penn and Potomac Edison will expire or have expired as set forth in the chart below.

Distribution Company	Load Type	State	Expiration Date of Power Sale Agreement
Potomac Edison	Commercial and Industrial	Maryland	December 31, 2004
Potomac Edison	Residential	Maryland	December 31, 2008
Potomac Edison	All load	Virginia	June 30, 2007 (a)
West Penn	All load (b)	Pennsylvania	December 31, 2010

(a) Potomac Edison has procured market based agreements for this load through May 31, 2008. Additional procurements are occurring in the spring of 2008 for service beginning June 1, 2008.

(b) Load served under Tariff 37 was not included in the rate cap extension plan approved by the Pennsylvania PUC in 2005 for service years 2009 and 2010. Consequently, the expiration date of the power sales agreement for that load is December 31, 2008, and a PLR II procurement plan has been filed with the Pennsylvania PUC to procure power supply of service beginning January 1, 2009.

Monongahela's Generation and Marketing segment provides the power necessary to meet the obligations of its Delivery and Services segment. Additionally, Monongahela is contractually obligated to provide Potomac Edison with the power necessary to serve its West Virginia load through 2027. To facilitate the economic dispatch of its generation, Monongahela sells the power that it generates from its West Virginia jurisdictional assets into the PJM market and purchases from the PJM market the power necessary to meet its West Virginia jurisdictional customer load and contractual obligations to provide power.

REGULATORY FRAMEWORK AFFECTING ALLEGHENY

The interstate transmission services and wholesale power sales of the Distribution Companies, AE Supply and AGC are regulated by FERC under the FPA. The Distribution Companies' local distribution service and sales at the retail level are subject to state regulation. The statutory and regulatory framework affecting these companies has evolved significantly over the past decade, and these changes have exposed the Distribution Companies to significant new risks and opportunities. In addition, Allegheny's communications subsidiary, ACC, is subject, to a limited extent, to the jurisdiction of the Federal Communications Commission and state regulatory commissions. Allegheny is subject to numerous other local, state and federal laws, regulations and rules. See "Risk Factors" below.

Federal Regulation and Rate Matters

FERC, Competition and RTOs

FERC is an independent agency within the DOE that regulates the U.S. electric utility industry.

FERC Authority Under the Federal Power Act

FERC regulates the transmission and wholesale sales of electricity under the authority of the FPA. Under the FPA, as amended by the Energy Policy Act, FERC regulates:

- the rates, terms and conditions of wholesale power sales and transmission services offered by public utilities;
- the development, operation and maintenance of hydroelectricity projects;
- the interconnection of transmission systems with other electric systems, including generation facilities;
- the disposition of public utility property and the merger, acquisition and consolidation of public utility systems;
- the issuance of certain securities and assumption of certain liabilities by public utilities;
- the system of accounts and methods of depreciation used by public utilities;
- the reliability of the transmission grid;
- the siting of certain transmission facilities;
- the allocation of transmission rights;
- the types of incentives available to encourage new transmission investment;
- the transparency of power sales prices and market manipulation;
- the relationship between holding companies and their public utility affiliates, including cost allocations, affiliate transactions and communications, and the availability of books and records; and
- the holding of a director or officer position at more than one public utility or specified company.

In addition, FERC has the authority under the FPA to resolve complaints initiated on its own motion or by others as well as to conduct investigations. FERC also has the authority to enforce the FPA through the imposition of penalties.

The FPA gives FERC exclusive rate-making jurisdiction over wholesale sales and transmission of electricity in interstate commerce. Entities, such as the Distribution Companies, AE Supply and AGC, that sell electricity at wholesale or own transmission facilities are considered "public utilities" subject to FERC jurisdiction. Public utilities must obtain FERC acceptance for filing of their wholesale rate schedules. Rates for wholesale sales of electricity are determined on a cost-basis, or, if the seller demonstrates that it does not have market power, FERC may grant market-based rate authority, which allows transactions to be priced based on prevailing market conditions. Rates for transmission facilities are determined on a cost basis.

Competition and RTOs

Over the past decade, FERC has taken a number of steps to foster increased competition within the electric industry. Among other things, FERC requires public utilities that own transmission facilities to offer non-discriminatory, open-access transmission services. FERC also has taken steps to encourage utilities to participate in RTOs, such as PJM, by transferring functional control over their transmission assets to RTOs.

In addition, FERC has imposed standards of conduct governing communications between employees conducting transmission functions and employees engaged in wholesale power sale activities. These standards of conduct are intended to prevent transmission-owning utilities from giving their power marketing businesses preferential access to the transmission system and transmission information.

Following FERC's initiative to promote competition, a number of states, including Pennsylvania, Maryland and Virginia, adopted retail access legislation, which permitted utilities to transfer their generation assets to affiliated companies or third parties. Similar to many other utilities, the Distribution Companies restructured their businesses in Pennsylvania, Maryland and Virginia between 1996 and 2001 to comply with retail restructuring requirements in those states by, among other things, transferring generation assets serving customers in those states to AE Supply.

However, this trend toward restructuring and increased competition for retail markets has slowed in response to events over the past several years. Market-based competition within the wholesale markets is now continuing with greater FERC oversight, and some states have moved away from electricity choice at the retail level by delaying and/or reversing the implementation of retail competition (as in Virginia) or rejecting it outright (as in West Virginia). Further delays, discontinuations or reversals of electricity marketing restructurings in states in which Allegheny operates could have a material adverse effect on its results of operation and financial condition.

All of Allegheny's generation assets and power supply obligations are located within the PJM market, and PJM maintains functional control over the Distribution Companies' transmission facilities. PJM operates a competitive wholesale electricity market and coordinates the movement of wholesale electricity in all or parts of Delaware, Illinois, Indiana, Kentucky, Maryland, Michigan, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia and the District of Columbia. PJM also manages a regional planning process for transmission expansion in an effort to ensure reliability of the electric grid in its region. Changes in the PJM tariff, operating agreement, policies and/or market rules could adversely affect Allegheny's financial results. These matters include changes involving: the terms, conditions and pricing of transmission services; construction of transmission enhancements; auction of long-term financial transmission rights and the allocation mechanism for the auction revenues; changes in PJM's Reliability Pricing Model, or "RPM"; changes in the locational marginal pricing mechanism; changes in transmission congestion patterns due to the implementation of PJM's regional transmission expansion planning protocol or other required transmission system upgrades; generation retirement rules and reliability pricing issues.

Transmission Rate Design. FERC actions with respect to the transmission rate design within PJM may impact the Distribution Companies. Beginning in July 2003, FERC issued a series of orders related to transmission rate design for the PJM and Midwest Independent Transmission System Operator ("MISO") regions. Specifically, FERC ordered the elimination of multiple and additive (i.e., "pancaked") rates and called for the implementation of a long-term rate design for these regions. In November 2004, FERC rejected long-term regional rate proposals from the Distribution Companies and others. FERC concluded that neither the rate design proposals nor the existing PJM rate design had been shown to be just and reasonable. However, FERC ordered the continuation of the existing PJM rate design and the implementation of a transition charge for these regions through March 31, 2006 through filings made by transmission owners in both regions. In February 2005, FERC accepted these transition charges, effective December 1, 2004, subject to an evidentiary hearing. FERC's February 2005 order remains subject to multiple rehearing requests and, potentially, appellate review. Allegheny cannot predict the outcome of these proceedings or whether they will have a material impact on its business or financial position.

During the now-expired transition period, the Distribution Companies were both payers and payees of transition charges. These charges resulted in the payment by the Distribution Companies of $13.7 million, and payments to the Distribution Companies of $3.5 million, for the 16-month period ended March 31, 2006. Following the evidentiary hearing, on August 10, 2006, an administrative law judge issued an initial decision that generally found fault with the methodologies used to develop the transition charges. That decision is now subject to review by FERC. The order that will be issued by FERC on review of the initial decision may require the Distribution Companies to refund some portion of the amounts received from these transition charges or entitle the Distribution Companies to receive additional revenue from these charges. In addition, the Distribution Companies may be required to pay additional amounts as a result of increases in the transition charges previously billed to them, or they may receive refunds of transition charges previously billed. Allegheny cannot predict the outcome of these proceedings. The Distribution Companies have entered into nine partial settlements with regard to the transition charges, and may enter into additional settlements in the future. FERC has approved four of these settlements, and approval is pending for the remaining partial settlements.

In a May 2005 order, FERC again determined that the existing PJM rate design may not be just and reasonable. On September 30, 2005, the Distribution Companies, together with another PJM transmission owner, filed a proposed rate design with FERC to replace the existing rate design within PJM, effective April 1, 2006. Two other PJM transmission owners also filed a separate proposed rate design. A hearing was held in April 2006 to determine whether the rate design is unjust and unreasonable and whether it should be replaced by either of the proposed rate designs. On July 13, 2006, the administrative law judge issued an initial decision, finding that the existing PJM rate design for existing transmission facilities is not just and reasonable. The administrative law judge found that the rate design for existing transmission facilities proposed by the Distribution Companies is just and reasonable, but ruled that the rate design proposed by FERC staff is also just and reasonable, is superior and should be made effective as of April 1, 2006. The initial decision also found that the Distribution Companies' proposal for rate recovery for new transmission facilities had not demonstrated that the existing rate recovery mechanism for such facilities is unjust and unreasonable but adopted the Distribution Companies' position that the implementation of a new rate design does not necessitate a change in the allocation of auction revenue rights and financial transmission rights. On April 19, 2007, FERC issued an order on the initial decision that (a) retained the current license plate rate design for existing facilities, (b) requires that the parties develop a detailed "beneficiary pays" methodology for new facilities below 500 kV that would be set forth in the PJM tariff, and (c) allocates on a region-wide basis the costs of new, centrally-planned facilities that operate at or above 500 kV. The Distribution Companies participated as settling parties in a settlement currently pending before FERC with regard to the "beneficiary pays" methodology. If approved, the settlement will continue the application of intra-zonal netting and distribution factors for the determination of cost allocations for new facilities below 500 kV. On January 31, 2008, FERC denied requests for rehearing of its April 19, 2007 order on the initial decision.

On August 1, 2007, the Distribution Companies joined in a filing with other PJM and MISO transmission owners proposing a rate design for transmission transactions crossing the border between PJM and MISO. The proposal provides that customers will pay the rates applicable in the transmission zone where such transmission transactions end. Several parties filed protests of the proposal. On January 31, 2008, FERC rejected the protests and accepted the proposal as filed. FERC's January 2008 decision is currently pending on appeal to the U.S. Court of Appeals.

On September 17, 2007, AEP filed a complaint with FERC against MISO and PJM alleging that the rate designs underlying the MISO and PJM open access transmission tariffs are unjust, unreasonable and unduly discriminatory and, therefore, must be revised. AEP requested that FERC establish a refund-effective date of October 1, 2007 with respect to any such revisions. The Distribution Companies intervened in this proceeding, and on January 31, 2008, FERC denied AEP's request.

Wholesale Markets. In August 2005, PJM filed at FERC to replace its capacity market with a new Reliability Pricing Model , or "RPM," to address reliability concerns. On April 20, 2006, FERC issued an initial order that found PJM's capacity market to be unjust and unreasonable and set a process to resolve features of the RPM that needed to be analyzed further before it could determine whether the RPM is a just and reasonable capacity market process. FERC ordered the implementation of settlement procedures in this proceeding, and AE Supply and the Distribution Companies participated in a settlement agreement that was filed with the FERC on September 29, 2006. The settlement agreement created a locational capacity market in PJM, in which PJM procures needed capacity resources through auctions held three years in advance at prices and in quantities determined by an administratively established demand curve. Under the settlement agreement, capacity needs in PJM are met either through purchases made in the proposed auctions or though commitments by load serving entities ("LSEs") to self-supply their capacity needs. On December 22, 2006, FERC conditionally approved the settlement agreement, the implementation of which began with the 2007-2008 PJM planning year. Capacity auctions were held in April, July and October of 2007 and in January 2008, and an additional auction is expected to be conducted in May 2008. On June 25, 2007 and again on November 11, 2007, FERC issued orders denying pending requests for rehearing of the December 22, 2006 order and affirming its acceptance of the RPM settlement agreement. Several parties have appealed FERC's orders approving the RPM settlement, and those appeals are currently pending at the United States Court of Appeals for the District of Columbia Circuit and the United States Court of Appeals for the Third Circuit.

On July 3, 2006, PJM filed at FERC a proposal to implement a process for allocating long-term transmission rights ("LTTRs"). The PJM proposal would allocate a ten-year financial transmission right to PJM LSEs based on each LSE's zonal base load. The PJM proposal created a link between PJM's long-term transmission planning process and the LTTR allocation process to ensure that the transmission system is being upgraded as necessary to maintain the availability of the LTTRs that PJM will allocate. On November 22, 2006, FERC issued an order accepting PJM's proposal, subject to modifications. On January 22, 2007, PJM filed a related settlement agreement, as well as a proposal to allocate any costs to fund LTTRs fully to holders of financial transmission rights on a pro-rata basis. FERC accepted this settlement agreement and related cost allocation proposal in an order issued on May 17, 2007. On October 22, 2007, FERC denied requests for rehearing of the May 17, 2007 order. FERC has also ordered the creation of a stakeholder process to determine whether the PJM proposed full funding mechanism that was accepted by FERC should be changed subsequent to the 2007-2008 PJM planning year. AE Supply and the Distribution Companies are participating in this stakeholder process.

Transmission Expansion

TrAIL Project. In June 2006, the PJM Board of Managers approved a Regional Transmission Expansion Plan ("RTEP") that directed the Distribution Companies and Virginia Electric and Power Company to cause the construction of a 240-mile 500 kV transmission line project from southwestern Pennsylvania through northern West Virginia and into northern Virginia to address potential electric reliability issues caused by increased customer load in the mid-Atlantic area that could have adverse effects within the service territories of the Distribution Companies. Approximately 210 miles of the project are located in the Distribution Companies' PJM zone. In October 2006, Allegheny formed TrAIL Company as the entity responsible for financing, constructing, owning, operating and maintaining this project, which has been named "Trans-Allegheny Interstate Line" and is referred to as "TrAIL." The project includes the construction of approximately 51 miles of 500 kV and 138 kV lines in southwestern Pennsylvania to address electric reliability issues in that area. Total project costs are expected to be approximately $820 million.

On July 20, 2006, FERC approved incentive rate treatments for TrAIL. On February 21, 2007, TrAIL Company submitted to FERC a filing under Section 205 of the FPA to implement a formula tariff rate, with a proposed effective date of June 1, 2007, that includes the incentive rate treatments approved by FERC. On May 31, 2007, FERC issued an order permitting the formula tariff rate to become effective on June 1, 2007, subject to refund and hearing on specifically identified issues. One of the issues set for hearing is the level of the incentive return on equity for TrAIL. On January 24, 2008, TrAIL Company filed a motion to suspend the procedural schedule in this case and indicated that a settlement in principle had been reached.

PATH Project. On June 22, 2007, the PJM Board of Managers authorized the construction of a 290-mile, high-voltage transmission line, named the Potomac-Appalachian Transmission Highline, or "PATH." The project will include approximately 244 miles of 765 kV transmission line from AEP's substation near St. Albans, West Virginia to Allegheny's Bedington substation near Martinsburg, West Virginia, and will also include approximately 46 miles of twin-circuit 500 kV lines from Bedington to a new substation to be built and owned by Allegheny near Kemptown, Maryland. On September 1, 2007, Allegheny entered into a joint venture agreement with a subsidiary of AEP to build PATH. Total project costs are expected to be approximately $1.8 billion, of which Allegheny's share is expected to be approximately $1.2 billion.

On December 28, 2007, PATH, LLC submitted a filing to FERC under Section 205 of the FPA to implement a formula tariff rate to be effective March 1, 2008. The filing also included a request for certain incentive rate treatments.

National Interest Electric Transmission Corridor. The Energy Policy Act amended the FPA to, among other things, direct the Secretary of Energy to conduct a nationwide study of electric transmission congestion by August 2006 and to update the study every three years thereafter. Based on its congestion study and other relevant factors, the Secretary may designate any geographic area experiencing electric energy transmission capacity constraints or congestion that adversely affects customers a national interest transmission corridor ("NIETC"). Within a NIETC, transmission proposals could potentially be reviewed by FERC, which would have siting authority supplementing existing state authority and may consider whether to issue a permit and authorize construction of a proposed transmission project within the NIETC in the event that the relevant state authorities do not approve siting of the project within the NIETC. Under certain circumstances, a federal permit could empower the permit holder to exercise the right of eminent domain to acquire necessary property rights to construct the proposed transmission project.

On August 8, 2006, the DOE published its initial congestion study in which a portion of the Mid-Atlantic region was classified as a "critical congestion area" meriting further federal attention. On October 2, 2007, the DOE issued a NIETC designation for the Mid-Atlantic corridor that includes the areas where TrAIL and PATH are proposed to be sited. Several requests for rehearing of the DOE's October 2, 2007 NIETC designation have been filed and are pending before the DOE. In addition, several entities, including the Pennsylvania PUC, have initiated various proceedings in the federal courts challenging the NIETC designations and the FERC rules promulgated for siting transmission lines within a NIETC. The Distribution Companies and TrAIL Company have intervened in the proceeding that challenges the FERC rules.

PURPA

The Energy Policy Act amended PURPA significantly. Most notably, electric utilities are no longer required to enter into new contract obligations to purchase energy from a qualifying facility if FERC finds that the facility has non-discriminatory access to a functioning wholesale market and open access transmission. In February 2006, FERC finalized regulations that eliminate ownership restrictions for both new and existing facilities. A qualifying facility may now be owned by a traditional utility. This rule also seeks to ensure that the thermal output of cogeneration facilities is used in a productive and beneficial manner.

The Distribution Companies have committed to purchase 479 MWs of qualifying PURPA capacity. In 2007, PURPA capacity and energy purchases pursuant to these contracts totaled approximately $224.5 million. The average cost to the Distribution Companies of these power purchases was 5.9 cents/kWh. The Distribution Companies are currently authorized to recover substantially all of these costs in their retail rates. The Distribution Companies' obligations to purchase power from qualified PURPA projects in the future may exceed amounts they are authorized to recover from their customers, which could result in losses related to the PURPA contracts.

State Rate Regulation

Allegheny's business has been significantly influenced by state and federal deregulation initiatives, including the implementation of retail choice and plans to transition from cost-based to market-based rates, as well as by the development of wholesale electricity markets and RTOs, particularly PJM.

Each of the states in Allegheny's service territory other than West Virginia has, to some extent, deregulated its electric utility industry. Pennsylvania and Maryland have instituted retail customer choice and are transitioning to market-based, rather than cost-based pricing for generation. Virginia undertook to deregulate the provision of generation services beginning in 1999, but recent legislation in Virginia will result in re-regulation of such services as of January 1, 2009 for all but large customers with load in excess of 5 MW or for any customer wishing to purchase renewable energy. In West Virginia, the rates charged to retail customers are regulated by the West Virginia PSC and are determined through traditional, cost-based, regulated utility rate-making.

West Penn has PLR obligations to its customers in Pennsylvania. Potomac Edison has PLR obligations to its customers in Virginia and its residential customers in Maryland. As "providers of last resort," West Penn and Potomac Edison must supply power to certain retail customers who have not chosen alternative suppliers (or have chosen to return to Allegheny service) at rates that are capped at various levels during the applicable transition period. The transition periods vary across Allegheny's service area and across customer class. These transition periods could be altered by legislative, judicial or, in some cases, regulatory actions.

Pennsylvania

Pennsylvania's Electricity Generation Customer Choice and Competition Act (the "Customer Choice Act"), which was enacted in 1996, gave all retail electricity customers in Pennsylvania the right to choose their electricity generation supplier as of January 2, 2000. Under the Customer Choice Act and a subsequent restructuring settlement approved by the Pennsylvania PUC (the "1998 Restructuring Settlement"), West Penn transferred its generation assets to AE Supply. West Penn retained its T&D assets. Under the 1998 Restructuring Settlement, West Penn is the PLR for those customers who do not choose an alternate supplier, whose alternate supplier does not deliver, or who have chosen to return to West Penn service, in each case at rates that are capped at various levels during the applicable transition period, which under the original 1998 Restructuring Settlement extended through December 31, 2008. West Penn's T&D assets are subject to traditional regulated utility ratemaking (i.e., cost-based rates).

Joint Petition and Extension of Generation Rate Caps

By order entered on May 11, 2005, the Pennsylvania PUC approved a Joint Petition for Settlement and for Modification of the 1998 Restructuring Settlement, as amended, among West Penn, the Pennsylvania Office of Consumer Advocate, the Office of Small Business Advocate, The West Penn Power Industrial Intervenors and certain other parties (the "2004 Joint Petition"). The 2004 Joint Petition extended generation rate caps for most customers from 2008 to 2010 and provided for increases in generation rates in 2007, 2009 and 2010, in addition to previously approved rate cap increases for 2006 and 2008. The order approving the 2004 Joint Petition also extended distribution rate caps from 2005 through 2007, with an additional rate cap in place for 2009 at the rate in effect on January 1, 2009. The intent of this transition plan is to gradually move generation rates closer to market prices. Rate caps on transmission services expired on December 31, 2005.

Default Service Regulations

On May 10, 2007, the Pennsylvania PUC entered a Final Rulemaking Order (the "May 2007 Order") promulgating regulations defining the obligations of electric distribution companies ("EDCs"), such as West Penn, to provide generation default service to retail electric customers who do not or cannot choose service from a licensed electric generation supplier ("EGS") at the conclusion of the EDCs' restructuring transition periods. West Penn's transition period will end for the majority of its customers on December 31, 2010, when its generation rate caps expire.

The regulations promulgated by the May 2007 Order provide that the incumbent EDC will be the default service provider ("DSP") in its service territory, although the Pennsylvania PUC may reassign the default service obligation to one or more alternative DSPs when necessary for the accommodation, safety and convenience of the public. The DSP is required to file a default service plan not later than 12 months prior to the end of the applicable generation rate cap. The default service plan must identify the DSP's generation supply acquisition strategy and include a rate design plan to recover all reasonable costs of default service. The default service plan must be designed to acquire generation supply at prevailing market prices to meet the DSP's anticipated default service obligation at reasonable costs. A DSP's affiliate generation supplier may participate in the DSP's competitive bid solicitations for generation service. DSPs will use an automatic energy adjustment clause to recover all reasonable costs of obtaining alternative energy pursuant to the Alternative Energy Portfolio Standards Act, and the DSP may use an automatic adjustment clause to recover non-alternative energy default service costs. Automatic adjustment clauses will be subject to annual review and audit by the Pennsylvania PUC. Default service rates will be adjusted on a quarterly basis, or more frequently, for customer classes with a peak load up to 500 kW, and on a monthly basis, or more frequently, for customer classes with peak loads greater than 500 kW. On October 25, 2007, West Penn filed with the Pennsylvania PUC a default service plan, which has been referred to a Pennsylvania PUC administrative law judge for hearings.

Power Purchase Agreement

West Penn has long-term power purchase agreements with AE Supply to provide West Penn with the amount of electricity necessary to meet the majority of its PLR retail obligations during the Pennsylvania transition period. According to the terms of the 2004 Joint Petition described above, in May 2005, West Penn issued a Request for Proposal for the supply of its full requirements for wholesale electric power supply to serve its load obligations in 2009 and 2010. AE Supply was the successful bidder and was awarded the contract on July 21, 2005. AE Supply filed a request with the FERC for authority to make these wholesale power sales, which FERC granted on October 25, 2005.

Transmission Expansion

On April 13, 2007, TrAIL Company filed an application with the Pennsylvania PUC for authorization to construct the TrAIL project in Pennsylvania. The evidentiary hearing on this matter is scheduled to begin on March 24, 2008. Issuance of an order in this matter is expected by August 2008.

Stranded Cost Securitizations

In November 1999, under authority granted by the Pennsylvania PUC in its order approving the 1998 Restructuring Settlement, West Penn Funding, LLC, a subsidiary of West Penn, issued $600 million aggregate principal amount of Transition Bonds, Series 1999-A in order to securitize a customer charge relating to a portion of the anticipated loss in value of its generation-related assets resulting from deregulation, which are known as "stranded costs." In November 2003, West Penn requested approval to issue additional transition bonds up to $115 million to securitize a customer charge relating to the portion of West Penn's stranded costs that had not been recoverable on a more timely basis due to operation of the generation rate cap. A Joint Petition approved by the Pennsylvania PUC in May 2005 allowed West Penn to securitize up to $115 million of additional transition costs through the issuance of transition bonds. On September 27, 2005, WPP Funding, LLC, a subsidiary of West Penn, issued $115 million aggregate principal amount of 4.46% Transition Bonds, Series 2005-A.

Other Pennsylvania PUC Matters

Alternative Energy Portfolio Standard. Legislation enacted in 2004 requires the implementation of an alternative energy portfolio standard in Pennsylvania. This legislation requires EDCs and retail electric suppliers in Pennsylvania to obtain certain percentages of their energy supplies from alternative sources. However, the legislation includes an exemption from this requirement for companies, such as West Penn, that are operating within a transition period under the current regulations governing the transition to market competition in Pennsylvania. The full requirement will apply to those companies when their respective transition periods end. The legislation also includes a provision that will allow the Pennsylvania PUC to modify or eliminate these obligations if alternative sources are not reasonably available. The law directs that all costs related to the purchase of electricity from alternative energy sources and payments for alternative energy credits will be fully recovered pursuant to an automatic energy adjustment clause. The Pennsylvania PUC initiated a proceeding in January 2005 regarding implementation and enforcement of the legislation.

Management Efficiency Audit. In 2006 and 2007, the Pennsylvania PUC's Bureau of Audits conducted an audit of the management efficiency of West Penn, as it is required by state law to do every five to eight years for all major Pennsylvania utilities. The last such audit of West Penn was completed in 2000. The Pennsylvania PUC's Bureau of Audits has concluded its audit and fact finding, and its conclusions, along with West Penn's response, became public upon the issuance of the Bureau of Audit's report to the Pennsylvania PUC. The audit recommendations accepted in full or in part by West Penn include recommendations to:

- Develop an improvement plan to meet the Pennsylvania PUC's three-year distribution reliability standards:
- Conduct a study to determine utilization practices for contractors and company line workers;
- Enforce an underground damage prevention program;
- Charge affiliate pole attachment fees consistent with the fees charged to non-affiliates;
- Intensify efforts toward attaining representation of women and minorities.

For each of the next three years, West Penn will be required to provide the PA PUC with annual reports on its implementation of, and progress with respect to, these recommendations. West Penn rejected recommendations to: limit its dividend payments to AE; achieve higher returns on final customer accounts that are referred to outside collection agencies; reorganize the reporting relationship of the internal audit function; and periodically change its independent accounting firm. The PA PUC did not order West Penn to implement the recommendations that it rejected.

Reliability Benchmarks. In May 2004, the Pennsylvania PUC modified its utility specific benchmarks and performance standards for electric distribution system reliability. The benchmarks were set too low for West Penn, resulting in required reliability levels that were unattainable. West Penn appealed the benchmarks to the Pennsylvania PUC. In 2005, the parties to the proceeding, including the Consumer Advocate, the Utility Workers Union of America Local 102, and the Rural Electric Association entered into an agreement settling the proceeding and providing West Penn with attainable reliability benchmarks. The Pennsylvania PUC approved the settlement in an Order issued July 27, 2006. As of December 31, 2007, West Penn has not satisfied the reliability benchmarks approved by the Pennsylvania PUC in its July 2006 order as a result of various factors, including recent storm activity.

West Virginia

In 1998, the West Virginia legislature passed legislation directing the West Virginia PSC to determine whether retail electric competition was in the best interests of West Virginia and its citizens. In response, the West Virginia PSC submitted a plan to introduce full retail competition on January 1, 2001. The West Virginia legislature approved, but never implemented, this plan. In March 2003, the West Virginia legislature passed a bill that clarified the jurisdiction of the West Virginia PSC over electric generation facilities. In 2000, Potomac Edison received approval to transfer its West Virginia generation assets to AE Supply. However, the West Virginia PSC never acted on a similar petition by Monongahela, and Monongahela agreed to withdraw its petition. Based on these actions, Allegheny has concluded that retail competition and the deregulation of generation is no longer likely in West Virginia.

Transmission Expansion

On March 30, 2007, TrAIL Company filed an application with the West Virginia PSC for authorization to construct the TrAIL project in West Virginia. An evidentiary hearing on this matter was held during a two-week period in January 2008. The West Virginia PSC is expected to issue an order in this matter by May 2, 2008.

Rate Case

On July 26, 2006, Monongahela and Potomac Edison filed with the West Virginia PSC a request to raise their West Virginia retail rates by approximately $100 million annually, effective on August 25, 2006. The request included a $126 million increase in rates related to fuel and purchased power costs, including reinstatement of a fuel cost recovery clause, adjustable annually, to reflect upward or downward changes in the cost of fuel and purchased power, and a $26 million decrease in base rates. On May 22, 2007, the West Virginia PSC issued a final order directing Monongahela and Potomac Edison to reduce overall rates by approximately $6 million effective May 23, 2007, by increasing fuel and purchased power cost-related rates by $126 million and reducing base rates by approximately $132 million, which includes changes in authorized depreciation rates that will reduce annual depreciation expense by approximately $16 million. The order approved the request by Monongahela and Potomac Edison to reinstate a fuel cost recovery clause. On June 15, 2007, Monongahela and Potomac Edison filed a Petition for Reconsideration and Clarification ("Petition for Reconsideration") of certain findings in the order. Other parties in the proceeding submitted responses in opposition to the Petition for Reconsideration on July 9, 2007. The West Virginia PSC has no procedural deadline for ruling on the Petition for Reconsideration. See Note 4, "Rates and Regulation" to the Consolidated Financial Statements.

Securitization and Scrubber Project

In May 2005, the state of West Virginia adopted legislation permitting securitization financing for the construction of certain types of pollution control equipment at facilities owned by public utilities that are regulated by the West Virginia PSC, subject to the satisfaction of certain criteria. In April 2006, the West Virginia PSC approved a settlement agreement among Monongahela, Potomac Edison and certain other interested parties relating to Allegheny's plans to construct Scrubbers at the Fort Martin generation facility in West Virginia. Concurrently, the West Virginia PSC granted Monongahela and Potomac Edison a certificate of public convenience and necessity authorizing the construction and operation of the Scrubbers, approved the Asset Swap, and issued a related financing order (the "Financing Order") approving a proposal by Monongahela and Potomac Edison to finance $338 million of project costs using the securitization mechanism provided for by the legislation adopted in May 2005. Specifically, Monongahela and Potomac Edison received approval to issue environmental control bonds secured by the right to collect a surcharge from West Virginia retail customers dedicated to the repayment of the bonds.

In October 2006, Monongahela and Potomac Edison filed with the West Virginia PSC a Petition to Reopen Proceedings and to Amend Financing Order ("Petition"), informing the West Virginia PSC that the current estimate for constructing the Scrubbers at Fort Martin had increased from $338 million to an amount up to $550 million. In December, 2006, Allegheny reached a settlement agreement with all parties in the reopened cases and filed the agreement with the West Virginia PSC. The West Virginia PSC approved the settlement agreement, authorizing Allegheny to securitize up to $450 million of the estimated construction costs, plus $16.5 million of upfront financing costs and certain other costs. Allegheny also is permitted to recover a return on actual construction costs exceeding the $450 million during the period prior to placing the project into commercial service and may file for recovery of any costs exceeding the $450 million once the Scrubber is in commercial service.

On April 11, 2007, Allegheny completed the securitization with the sale by two indirect subsidiaries of an aggregate of $459.3 million in environmental control bonds.

Maryland

In 1999, Maryland adopted electric industry restructuring legislation, which gave Potomac Edison's Maryland retail electric customers the right to choose their electricity generation suppliers. In 2000, Potomac Edison transferred its Maryland generation assets to AE Supply but remained obligated to provide standard offer generation service, or "SOS," at capped rates to residential and non-residential customers for various periods. The longest such period, for residential customers, will expire on December 31, 2008. As discussed below, Potomac Edison has implemented a rate stabilization plan to transition customers from capped generation rates to rates based on market prices. Potomac Edison retained its T&D assets. Potomac Edison's T&D rates for all customers were capped through 2004 and are otherwise subject to traditional regulated utility ratemaking (i.e., cost-based rates).

Standard Offer Service

In 2003, the Maryland PSC approved two statewide settlements relating to the future of PLR and SOS. The settlement extended Potomac Edison's obligation to provide SOS after the expiration of the current generation rate cap periods. The settlement provided that, after expiration of the generation rate caps, SOS would be provided through 2012 for residential customers, through 2008 for smaller commercial and industrial customers and through 2006 for Potomac Edison's medium-sized commercial customers. Potomac Edison's obligation to provide SOS for its largest industrial customers expired at the end of 2005. A 2005 settlement extended Potomac Edison's SOS obligations to its medium-sized commercial customers through May 2007, and a further order of the Maryland PSC issued on August 28, 2006 extended that obligation through at least the end of May 2009. The Maryland PSC issued an order on November 8, 2006, and a report to the Maryland legislature on December 31, 2006, that would continue SOS to small and medium-sized commercial customers with changes in procurement durations. These actions also would alter the procurement for residential customers of other Maryland electric utilities, but not necessarily for customers of Potomac Edison. The November 8, 2006 order is subject to a motion for rehearing filed by the Maryland Office of People's Counsel, and neither the Maryland PSC nor the Maryland legislature has taken further action on the subject of the December 31, 2006 report to the Maryland legislature. Allegheny cannot predict when a final resolution of these matters will be forthcoming.

The Maryland PSC opened a new docket in August 2007 (Case No. 9117) to consider matters relating to possible "managed portfolio" approaches to SOS, the aggregation of low income SOS customers, and a retail supplier proposal for the utility "purchase" of all retailer receivables at no discount and with no recourse. Testimony was filed in September 2007. On September 25, 2007, the Maryland PSC opened "Phase II" of the case and required the utilities to file testimony by October 12, 2007 on utility purchases or construction of generation, bidding for procurement of DSM resources and possible alternatives if the TrAIL and PATH Projects are delayed or defeated. Hearings on Phase I and II were held in October and November 2007 and in January 2008. It is unclear when the Maryland PSC will issue its findings in these proceedings.

Potomac Edison developed a plan for seeking bids to serve its Maryland residential load for the period after the rate cap expires on December 31, 2008. Potomac Edison filed the proposal with the Maryland PSC on August 3, 2007. On September 12, 2007, the Maryland PSC directed Potomac Edison to proceed with an initial partial procurement in October 2007, but to file a modified plan for the rest of the procurement after the resolution of Case No. 9117. On November 22, 2007, Potomac Edison filed a second partial procurement plan, for bidding in January 2008, which the Maryland PSC approved on December 19, 2007.

Rate Stabilization

In special session on June 23, 2006, the Maryland legislature passed emergency legislation, directing the Maryland PSC to, among other things, investigate options available to Potomac Edison to implement a rate mitigation or rate stabilization plan for SOS to protect its residential customers from rate shock when capped generation rates end on January 1, 2009.

In December 2006, Potomac Edison filed with the Maryland PSC a proposed Rate Stabilization Ramp-Up Transition Plan designed to transition residential customers from capped generation rates to rates based on market prices. Under the plan as approved by the Maryland PSC, residential customers who did not elect to opt out of the program began paying a surcharge in June 2007. The application of the surcharge will result in an overall rate increase of approximately 15% annually from 2007 through 2010. With the expiration of the residential generation rate caps and the move to generation rates based on market prices on January 1, 2009, the surcharge would convert to a credit on customers' bills. Funds collected through the surcharge during 2007 and 2008, plus interest, would be returned to customers as a credit on their electric bills, thereby reducing the effect of the rate cap expiration. The credit would continue, with adjustments, to maintain rate stability until December 31, 2010 or until all monies collected from customers plus interest are returned. Of Potomac Edison's more than 217,000 residential customers in Maryland, approximately 8,900, or 4.1%, elected to opt-out of Potomac Edison's plan.

Power Purchase Agreement

Potomac Edison has a power purchase agreement with AE Supply to provide the amount of electricity necessary to meet Potomac Edison's PLR retail obligations to residential customers during the Maryland generation rate cap period through December 31, 2008. Potomac Edison will procure the wholesale electric supply services necessary to serve its residential PLR obligation after the expiration of the rate caps and before the expiration of its SOS obligations, and currently procures supply for its non-residential PLR obligations in Maryland, through a competitive bid process. Potomac Edison is allowed to recover its costs for providing these services, including a return for its shareholder, through an administrative charge. Beginning in June 2006 and through all wholesale contracts awarded to AE Supply to date, AE Supply has, or will, sell to Potomac Edison approximately, 2.2 million MWhs of generation and associated services for certain residential, small commercial and industrial customers in Maryland, based on actual power sold from June 2006 through December 2007 and estimated sales from January 2008 through May 2010.

Advanced Metering and Demand Side Management Initiatives

On June 8, 2007, the Maryland PSC established a new case to consider the following four items:

- technical standards for, and operational capabilities of, advanced meters;
- the extent to which demand side management programs are to be offered in Maryland on a competitively-neutral basis;
- recovery of costs of demand side management programs; and
- the appropriate measure(s) of cost effectiveness of demand side management programs to be employed in Maryland.

The staff of the Maryland PSC filed its report on these matters on July 6, 2007. On September 28, 2007, the Maryland PSC issued an order in this case that required the utilities to file detailed plans for how they will meet a proposal that electric demand in Maryland be reduced by 15% by 2015. On October 26, 2007, Potomac Edison filed its initial report on energy efficiency, conservation and demand reduction plans in connection with this order. The Maryland PSC conducted hearings on Potomac Edison's and other utilities' plans in November 2007. One other party filed a plan in January 2008, and the remaining utilities, which include co-ops and municipals, are due to file plans in February. The Maryland PSC has also initiated a series of workshops to coordinate the utilities' plans, the first of which was held on January 4, 2008.

In September 2007, the Maryland PSC approved a fast-track compact fluorescent light ("CFL") and education campaign that included recovery of $2.5 million in costs through a special, one-year surcharge on customers' distribution bills. The Maryland PSC held further hearings on the program in January 2008, at which Allegheny agreed, among other things, to refund cost recovery for the program. The Maryland PSC also ordered Potomac Edison and three other Maryland utilities to file, by February 15, 2008, a Demand Response Service Program, which is intended to be a plan for mandatory load reduction during times of peak usage through the installation of technology in customers' homes.

Renewable Energy Portfolio Standard

Legislation enacted in 2004 (and supplemented with respect to solar power in 2007) requires the implementation of a renewable energy portfolio standard in Maryland. Beginning upon the later of the expiration of the transition period for any particular customer class served by a supplier or January 1, 2006, retail electricity suppliers in Maryland must obtain certain percentages of their energy supplies from renewable energy resources. The law provides that if renewable resources are too expensive, or are not available in quantities sufficient to meet the standard in any given year, suppliers can instead opt to pay a "compliance fee." The law directs the Maryland PSC to allow electric suppliers to recover their costs from customers, including any compliance fees that they incur.

Virginia

Transmission Expansion

On April 19, 2007, TrAIL Company filed an application with the Virginia SCC for authorization to construct the TrAIL project in Virginia. An evidentiary hearing in this matter is scheduled to commence on February 25, 2008. Issuance of an order in this matter is expected by July 2008.

Purchased Power Filing

During the 2007 session, the Virginia General Assembly amended the Virginia Electric Utility Restructuring Act of 1999 (the "Restructuring Act"), to re-regulate the provision of electric generation services in the Commonwealth beginning January 1, 2009. Until that time, Potomac Edison's retail electric customers in Virginia have the right to choose their electricity generation supplier. Until December 31, 2008, Potomac Edison is the PLR for those customers who do not choose an alternate generation supplier or whose alternate generation supplier does not deliver. After January 1, 2009, Potomac Edison will provide generation services at regulated rates to its customers in Virginia other than large customers with load in excess of 5 MW, who may choose alternate generation suppliers, and customers wishing to purchase renewable energy.

Potomac Edison had a power purchase agreement with AE Supply to provide it with the amount of electricity necessary to meet its PLR retail obligations through June 30, 2007 at capped generation rates. In April 2007, Potomac Edison conducted a competitive bidding process to purchase its PLR requirements from the wholesale market and AE Supply was the successful bidder with respect to a substantial portion of these requirements. On July 1, 2007 Potomac Edison began to purchase its PLR requirements at market prices. Market prices for purchased power resulting from that bidding process are higher than the rates Potomac Edison is currently allowed to recover from its retail customers.

Accordingly, on April 12, 2007, Potomac Edison filed an Application with the Virginia SCC to establish a fuel factor and increase retail rates by approximately $103 million beginning on July 1, 2007 to offset the impact of increased purchased power costs. In the Application, Potomac Edison also proposed a transition plan that would limit the average increase on July 1, 2007 to 20% and defer, with interest, amounts above 20% for collection over the subsequent three years. Potomac Edison argued that, based on amendments to the Restructuring Act in 2001 and 2004, the generation rates that Potomac Edison will be able to charge its Virginia customers beginning on July 1, 2007, will be based on its cost of purchased power.

On June 28, 2007, the Virginia SCC issued an order denying the Application and rejecting Potomac Edison's request to recover its purchased power expenses effective July 1, 2007, denying Potomac Edison's Motion for Interim Rates and dismissing the case. On July 6, 2007, Potomac Edison filed with the Virginia SCC a Motion for Suspension of Order and Motion for Interim Rates, which the Virginia SCC denied on August 7, 2007. Potomac Edison filed an appeal with the Virginia Supreme Court on July 26, 2007 and also asked the Virginia Supreme Court for relief pending appeal. The Court denied Potomac Edison's motions for relief pending appeal and set the matter for review in the ordinary course. Potomac Edison filed its initial brief on appeal on December 21, 2007. Oral argument is scheduled for the last week of February 2008.

Potomac Edison filed at the Virginia SCC a new application for rate recovery of costs for load above 367 MW on September 11, 2007, while continuing to pursue its appeal for full cost recovery. The Virginia SCC held an evidentiary hearing on Potomac Edison's new application on December 4, 2007. At the hearing, Potomac Edison contended that it was entitled to recovery of $42.3 million in costs for load above 367 MW, while the Virginia SCC's staff contended that Potomac Edison was entitled to nothing or, at most, $9.5 million. On December 20, 2007, the Virginia SCC issued an order adopting the Staff's alternative calculation of $9.5 million.

At this time, there can be no assurance that Potomac Edison will be able to recover any more of the cost of power purchases in excess of the capped generation rates that it is currently permitted to charge its Virginia customers beyond that allowed in the December 20, 2007 order of the Virginia SCC. The inability to recover such costs is expected to have a significantly negative effect on Potomac Edison's income and cash flows from Potomac Edison's Virginia operations, which in turn may have an adverse effect on its overall business, results of operations and financial condition. Potomac Edison's management is currently reevaluating planned capital and other expenditures and may postpone or eliminate all or a portion of those expenditures or take other measures in response to the expected negative impact of these regulatory decisions.

Potomac Edison's T&D rates in Virginia are presently capped through 2008, subject to certain exceptions. Prior to 2009, Potomac Edison has one opportunity to petition the Virginia SCC for changes to its T&D rate after July 1, 2007. Furthermore, the Restructuring Act requires the Virginia SCC to adjust Potomac Edison's capped T&D rates not more than once annually for the timely recovery of costs prudently incurred after January 1, 2004 for T&D system reliability or to comply with state or federal environmental laws or regulations. During the first six months of 2009, the Commission will initiate a proceeding to review the rates, terms and conditions for Potomac Edison's provision of generation, distribution and transmission services in the Commonwealth.

ENVIRONMENTAL MATTERS

The operations of Allegheny's owned facilities, including its generation facilities, are subject to various federal, state and local laws, regulations and uncertainties as to air and water quality, hazardous and solid waste disposal and other environmental matters. Compliance may require Allegheny to incur substantial additional costs to modify or replace existing and proposed equipment and facilities. These costs may adversely affect the cost of Allegheny's future operations.

Information regarding capital expenditures and estimated capital expenditures associated with known environmental standards is provided under the heading "Capital Expenditures" above. Additional legislation or regulatory control requirements have been proposed that, if enacted, may require supplementation or replacement of equipment at existing generation facilities at substantial additional cost. See "Risk Factors" below.

Global Climate Change. The United States relies on coal-fired plants for more than 50 percent of its energy. However, coal-fired power plants have come under scrutiny due to their emission of gases implicated in climate change, primarily carbon dioxide, or "CO_2".

Allegheny produces more than 95 percent of its electricity at coal-fired facilities and currently produces approximately 45 million tons of CO_2 annually through its energy production. While there are many unknowns concerning the final regulation of greenhouse gases in the United States, federal and/or state legislation and implementing regulations addressing climate change likely will be adopted some time in the future, and may include limits on emissions of CO_2. Thus, CO_2 legislation and regulation, if not reasonably designed, could have a significant impact on Allegheny's operations. Current proposals range from cap-and-trade schemes with $12 safety-valve allowance prices to direct taxation of tons emitted on the order of $50 per ton. Allegheny can provide no assurance that limits on CO_2 emissions, if imposed, will be set at levels that can accommodate its generation facilities absent the installation of controls. See "Risk Factors" below.

Moreover, there is a gap between desired reduction levels in the current proposed legislation and the current capabilities of technology; no current commercial-scale technology exists to enable many of the reduction levels being proposed in national, regional and state proposals. Such technology may not become available within a timeframe consistent with the implementation of any future climate control legislation or at all. To the extent that such technology does become available, Allegheny can provide no assurance that it will be suitable for installation at Allegheny's generation facilities on a cost effective basis or at all. Based on estimates from a 2007 DOE National Electric Technology Laboratory report, it could cost as much as $3,000 per kW to replace existing coal-based power generation with fossil fuel stations capable of capturing and sequestering CO_2 emissions, and recent project announcements suggest that these costs could be substantially higher. However, exact estimates are difficult because of the variance in the legislative proposals and the current lack of deployable technology.

Allegheny supports federal legislation and believes that the United States must commit to a response to climate change that both encourages the development of technology and creates a workable control system. Regardless of the eventual mechanism for limiting CO_2 emissions, however, compliance will be a major and costly challenge for Allegheny, its customers and the region in which it operates. Most notable will be the potential impact on customer bills and disproportionate increases in energy cost in areas that have built their energy and industrial infrastructure over the past century based on coal-fired electric generation.

Because the legislative process and applicable technology each is in its infancy, it is difficult for Allegheny to aggressively implement greenhouse gas emission expenditures until the exact nature and requirements of any regulation are known and the capabilities of control or reduction technologies are more fully understood. Allegheny's current strategy in response to climate change initiatives focuses on seven tasks:

- developing an accurate CO_2 emissions inventory;
- improving the efficiency of its existing coal-burning generation fleet;

- following developing technologies for clean-coal energy and for CO_2 emission controls at coal-fired power plants;
- following developing technologies for carbon sequestration;
- participating in CO_2 sequestration efforts (e.g. reforestation projects) both domestically and abroad;
- analyzing options for future energy investment (e.g. renewables, clean-coal, etc.); and
- improving demand-side efficiency programs, as evidenced by customer conservation outreach plans and Allegheny's Watt Watchers initiatives.

Allegheny's energy portfolio also includes more than 1,090 MWs of renewable hydroelectric and pumped storage power generation. Allegheny is also pursuing permits to allow for a limited use of bio-mass (wood chips and saw dust) and waste-tire derived fuel at two of its coal-based power stations in West Virginia, and Allegheny is actively exploring the economics of installing additional renewable generation capacity.

Allegheny intends to engage in the dialogue that will shape the regulatory landscape surrounding carbon dioxide emissions. Additionally, Allegheny intends to pursue proven and cost-effective measures to manage its emissions while maintaining an affordable and reliable supply of electricity for its customers.

Clean Air Act Compliance. Allegheny currently meets applicable standards for particulate matter emissions at its generation facilities through the use of high-efficiency electrostatic precipitators, cleaned coal, flue-gas conditioning, optimization software, fuel combustion modifications and, at times, through other means. From time to time, minor excursions of stack emission opacity that are normal to fossil fuel operations are experienced and are accommodated by the regulatory process. Allegheny meets current emission standards for SO_2 by using emission controls, burning low-sulfur coal, purchasing cleaned coal (which has lower sulfur content), blending low-sulfur coal with higher sulfur coal and utilizing emission allowances.

Allegheny's compliance with the Clean Air Act of 1990 (the "Clean Air Act") has required, and may require in the future, that Allegheny install control technologies on many of its generation facilities. The Clean Air Interstate Rule ("CAIR") promulgated by the EPA on March 10, 2005 may accelerate the need to install this equipment by phasing out a portion of currently available allowances.

The Clean Air Act mandates annual reductions of SO_2 and created a SO_2 emission allowance trading program. AE Supply and Monongahela comply with current SO_2 emission standards through a system-wide plan combining the use of emission controls, low sulfur fuel and emission allowances. Based on current forecasts, Allegheny estimates that it may have exposure to the SO_2 allowance market in 2008 of about 85,000 to 120,000 tons and may have an exposure in 2009 of between 40,000 and 60,000 tons. Monongahela's exposure is expected to be approximately 50% and 60% of Allegheny's total exposure in 2008 and 2009, respectively. Allegheny's allowance needs, to a large extent, are affected at any given time by the amount of output produced and the types of fuel used by its generation facilities, as well as the implementation of environmental controls. Allegheny continues to evaluate and implement options for compliance; it completed the elimination of a partial Scrubber bypass at its Pleasants generation facility in December 2007, and current plans include the installation of Scrubbers at its Hatfield's Ferry and Fort Martin generation facilities by 2009.

Allegheny meets current emission standards for nitrogen oxides ("NOx") by using low NOx burners, Selective Catalytic Reduction, Selective Non-Catalytic Reduction and over-fire air and optimization software, as well as through the use of emission allowances. Allegheny is currently evaluating its options for CAIR compliance.

The NOx compliance plan functions on a system-wide basis, similar to the SO_2 compliance plan. AE Supply and Monongahela also have the option, in some cases, to purchase alternate fuels or NOx allowances, if needed, to supplement their compliance strategies. Allegheny's allowance needs, to a large extent, are affected at any given time by the amount of output produced and the types of fuel used by its generation facilities.

On March 15, 2005, the EPA issued the Clean Air Mercury Rule ("CAMR"), establishing a cap and trade system designed to reduce mercury emissions from coal-fired power plants in two phases during 2010 and 2018. This rule will be implemented through state implementation plans currently under development. The rule has been challenged by several parties. Allegheny is currently assessing CAMR and developing its strategy for compliance, but it will include the emission reduction projects discussed above for the Hatfield's Ferry, Fort Martin and Pleasants generation facilities, as they will have a co-benefit effect and also remove mercury from plant emissions.

The Pennsylvania Department of Environmental Protection (the "PA DEP") promulgated a more aggressive mercury control rule on February 17, 2007. Pennsylvania's proposed shortened compliance schedule and more aggressive emissions limits might result in the installation of additional emission controls at any of Allegheny's three Pennsylvania coal-fired facilities or in a change in fuel specifications. Controls might include additional Scrubbers, activated carbon injection, selective catalytic reduction or other, currently emerging technologies.

Additionally, Maryland passed the Healthy Air Act in early 2006. This legislation imposes state-wide emission caps on SO_2 and NOx, requires greater reductions in mercury emissions more quickly than required by CAMR and mandates that Maryland join the Regional Greenhouse Gas Initiative ("RGGI") and participate in that coalition's regional efforts to reduce CO_2 emission. On April 20, 2007, Maryland's governor signed the RGGI, as a result of which Maryland became the 10th state to join the Northeast regional climate change and energy efficiency program. The Healthy Air Act does provide a conditional exemption for the R. Paul Smith power station, provided that PJM declares the station vital to reliability in the Baltimore/Washington DC metropolitan area. In response to Allegheny's request and after conducting a reliability evaluation, PJM, by letter dated November 8, 2006, determined that R. Paul Smith is vital to the regional reliability of power flow. Pursuant to the legislation, the Maryland Department of the Environment (the "MDE") will now create specific regulations for R. Paul Smith to comply with both the Healthy Air Act and the federal CAIR. Allegheny is assessing the new legislation and upcoming implementing regulations to determine the full extent of the impacts on Allegheny's Maryland operations and is working with the MDE on the R. Paul Smith-specific regulations. The statutory exemption does not extend to R. Paul Smith's CO_2 emissions, and Maryland issued draft regulations to implement RGGI requirements in December 2007, subject to the review of the Maryland Legislative Review Committee. Allegheny is also assessing the reach and impact of those regulations on its Maryland operations.

Clean Air Act Litigation. In August 2000, AE received a letter from the EPA requesting that it provide information and documentation relevant to the operation and maintenance of the following ten electric generation facilities, which collectively include 22 generation units: Albright, Armstrong, Fort Martin, Harrison, Hatfield's Ferry, Mitchell, Pleasants, Rivesville, R. Paul Smith and Willow Island. AE Supply and/or Monongahela own these generation facilities. The letter requested information under Section 114 of the Clean Air Act to determine compliance with the Clean Air Act and related requirements, including potential application of the New Source Review ("NSR") standards of the Clean Air Act, which can require the installation of additional air pollution control equipment when the major modification of an existing facility results in an increase in emissions. AE has provided responsive information to this and a subsequent request.

If NSR requirements are imposed on Allegheny's generation facilities, in addition to the possible imposition of fines, compliance would entail significant capital investments in pollution control technology.

On April 2, 2007, the United States Supreme Court issued a decision in the Duke Energy case vacating the Fourth Circuit's decision that had supported the industry's understanding of NSR requirements and remanded the case to the lower court. The Supreme Court rejected the industry's position on an hourly emissions standard and adopted an annual emissions standard favored by environmental groups. However, the Supreme Court did not specify a testing standard for how to calculate annual emissions and otherwise provided little clarity on whether the industry's or the government's interpretation of other aspects of the NSR regulations will prevail.

On May 20, 2004, AE, AE Supply, Monongahela and West Penn received a Notice of Intent to Sue Pursuant to Clean Air Act §7604 (the "Notice") from the Attorneys General of New York, New Jersey and Connecticut and from the PA DEP. The Notice alleged that Allegheny made major modifications to some of its West Virginia facilities in violation of the Prevention of Significant Deterioration ("PSD") provisions of the Clean Air Act at the following coal-fired facilities: Albright Unit No. 3; Fort Martin Units No. 1 and 2; Harrison Units No. 1, 2 and 3; Pleasants Units No. 1 and 2 and Willow Island Unit No. 2. The Notice also alleged PSD violations at the Armstrong, Hatfield's Ferry and Mitchell generation facilities in Pennsylvania and identifies PA DEP as the lead agency regarding those facilities. On September 8, 2004, AE, AE Supply, Monongahela and West Penn received a separate Notice of Intent to Sue from the Maryland Attorney General that essentially mirrored the previous Notice.

On January 6, 2005, AE Supply and Monongahela filed a declaratory judgment action against the Attorneys General of New York, Connecticut and New Jersey in federal District Court in West Virginia ("West Virginia DJ Action"). This action requests that the court declare that AE Supply's and Monongahela's coal-fired generation facilities in Pennsylvania and West Virginia comply with the Clean Air Act. The Attorneys General filed a motion to dismiss the West Virginia DJ Action. It is possible that the EPA and other state authorities may join or move to transfer the West Virginia DJ Action.

On June 28, 2005, the PA DEP and the Attorneys General of New York, New Jersey, Connecticut and Maryland filed suit against AE, AE Supply and the Distribution Companies in the United States District Court for the Western District of Pennsylvania (the "PA Enforcement Action"). This action alleges NSR violations under the federal Clean Air Act and the Pennsylvania Air Pollution Control Act at the Hatfield's Ferry, Armstrong and Mitchell facilities in Pennsylvania. The PA Enforcement Action appears to raise the same issues regarding Allegheny's Pennsylvania generation facilities that are before the federal District Court in the West Virginia DJ Action, except that the PA Enforcement Action also includes the PA DEP and the Maryland Attorney General. On January 17, 2006, the PA DEP and the Attorneys General filed an amended complaint. On May 30, 2006, the District Court denied Allegheny's motion to dismiss the amended complaint. On July 26, 2006, at a status conference, the Court determined that discovery would proceed regarding liability issues, but not remedies. Discovery on the liability phase closed on December 31, 2007, and summary judgment briefing will occur during the first quarter of 2008.

On September 21, 2007, Allegheny received a Notice of Violation ("NOV") from the EPA alleging NSR and PSD violations under the federal Clean Air Act, as well as Pennsylvania and West Virginia state laws. The NOV was directed to AE, Monongahela and West Penn and alleges violations at the Hatfield's Ferry and Armstrong generation facilities in Pennsylvania and the Fort Martin and Willow Island generation facilities in West Virginia. The projects identified in the NOV are essentially the same as the projects at issue for these four facilities in the May 20, 2004 Notice, the West Virginia DJ Action and the PA Enforcement Action.

Allegheny intends to vigorously pursue and defend against the Clean Air Act matters described above but cannot predict their outcomes.

Other Environmental Litigation

Global Warming Class Action: On April 9, 2006, AE, along with numerous other companies with coal-fired generation facilities and companies in other industries, was named as a defendant in a class action lawsuit in the United States District Court for the Southern District of Mississippi. On behalf of a purported class of residents and property owners in Mississippi who were harmed by hurricane Katrina, the named plaintiffs allege that the emission of greenhouse gases by the defendants contributed to global warming, thereby causing hurricane Katrina and plaintiffs' damages. The plaintiffs seek unspecified damages. On December 6, 2006, AE filed a motion to dismiss plaintiffs' complaint on jurisdictional grounds and then joined a motion filed by other defendants to dismiss the complaint for failure to state a claim. At a hearing on August 30, 2007, the Court granted the motion to dismiss that AE had joined and dismissed all of the plaintiffs' claims against all defendants. Plaintiffs filed a notice of appeal of that ruling on September 17, 2007, and the appeal will now proceed before the United States Court of Appeals for the Fifth Circuit. AE intends to vigorously defend against this action but cannot predict its outcome.

Claims Related to Alleged Asbestos Exposure: The Distribution Companies have been named as defendants, along with multiple other defendants, in pending asbestos cases alleging bodily injury involving multiple plaintiffs and multiple sites. These suits have been brought mostly by seasonal contractors' employees and do not involve allegations of the manufacture, sale or distribution of asbestos-containing products by Allegheny. These asbestos suits arise out of historical operations and are related to the installation and removal of asbestos-containing materials at Allegheny's generation facilities. Allegheny's historical operations were insured by various foreign and domestic insurers, including Lloyd's of London. Asbestos-related litigation expenses have to date been reimbursed in full by recoveries from these historical insurers, and Allegheny believes that it has sufficient insurance to respond fully to the asbestos suits. Certain insurers, however, have contested their obligations to pay for the future defense and settlement costs relating to the asbestos suits. Allegheny is currently involved in three asbestos and/or environmental insurance-related actions, Certain Underwriters at Lloyd's, London et al. v. Allegheny Energy, Inc. et al., Case No. 21-C-03-16733 (Washington County, Md.), Monongahela Power Company et al. v. Certain Underwriters at Lloyd's London and London Market Companies, et al., Civil Action No. 03-C-281 (Monongalia County, W.Va.) and Allegheny Energy, Inc. et al. v. Liberty Mutual Insurance Company, Civil Action No (Suffolk Superior Court, MA). The parties in these actions are seeking a declaration of coverage under the policies for asbestos-related and environmental claims.

Allegheny does not believe that the existence or pendency of either the asbestos suits or the actions involving its insurance will have a material impact on its consolidated financial position, results of operations or cash flows. Allegheny believes that it has recorded appropriate liabilities to cover existing and future asbestos claims. As of December 31, 2007, Allegheny's total number of claims alleging exposure to asbestos was 826 in West Virginia, two in Pennsylvania and one in Illinois.

Allegheny intends to vigorously pursue these matters but cannot predict their outcomes.

EMPLOYEES

Substantially all of Allegheny's officers and other personnel are employed by AESC. As of December 31, 2007, AESC employed 4,355 employees. Of these employees, 28.7% are subject to collective bargaining arrangements. Approximately 74% of the unionized employees are at the Distribution Companies and approximately 26% are at AE's other subsidiaries. As of December 31, 2007, System Local 102 of the Utility Workers Union of America (the "UWUA") represents 1,059 employees, and locals of the International Brotherhood of Electrical Workers (the "IBEW") represent 192 employees. Collective bargaining arrangements with the IBEW expire at various dates during the first half of 2010. Allegheny believes that current relations between it and its unionized and non-unionized employees are satisfactory.

On September 19, 2005, AE entered into a Professional Services Agreement with a service provider under which, on November 1, 2005, the service provider assumed responsibility for many of Allegheny's information technology functions. Unless extended by AE, the Professional Services Agreement will expire on December 31, 2012. Most of the AESC employees performing Allegheny's information technology functions were offered employment with the service provider.

ITEM 1A. RISK FACTORS

Allegheny is subject to a variety of significant risks that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond its control. A number of these risks are identified below, in addition to the matters set forth under "Special Note Regarding Forward-Looking Statements" above. Allegheny's susceptibility to certain risks could exacerbate other risks. These risk factors should be considered carefully in evaluating Allegheny's risk profile. Risks applicable to Allegheny include:

Risks Relating to Regulation

Allegheny is subject to substantial governmental regulation. Compliance with current and future regulatory requirements and procurement of necessary approvals, permits and certificates may result in substantial costs to Allegheny, and failure to obtain necessary regulatory approvals could have an adverse effect on its business.

Allegheny is subject to substantial regulation from federal, state and local regulatory agencies. Allegheny is required to comply with numerous laws and regulations and to obtain numerous authorizations, permits, approvals and certificates from governmental agencies. These agencies regulate various aspects of Allegheny's business, including customer rates, services, retail service territories, generation plant operations, sales of securities, asset sales and accounting policies and practices. Although Allegheny believes that the necessary authorizations, permits, approvals and certificates have been obtained for its existing operations and that its business is conducted in accordance with applicable laws, it cannot predict the impact of any future revisions or changes in interpretations of existing regulations or the adoption of new laws and regulations applicable to it. See "Environmental Matters" and "Regulatory Framework Affecting Allegheny" above.

Changes in regulations or the imposition of additional regulations could influence Allegheny's operating environment and may result in substantial costs to Allegheny, which could have an adverse effect on its business, results of operations, cash flows and financial condition.

Allegheny's costs to comply with environmental laws are significant. New environmental laws and regulations, or new interpretations of existing laws and regulations, could impose more stringent limitations on Allegheny's generation operations or require it to incur significant additional costs. The cost of compliance with present and future environmental laws could have an adverse effect on Allegheny's business.

Allegheny's operations are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, natural resources and site remediation. Compliance with these laws and regulations may require Allegheny to expend significant financial resources to, among other things, meet air emission standards, conduct site remediation, perform environmental monitoring, purchase emission allowances, use alternative fuels and modulate operations of its generation facilities in order to reduce emissions. If Allegheny fails to comply with applicable environmental laws and regulations, even if it is unable to do so due to factors beyond its control, it may be subject to civil liabilities or criminal penalties and may be required to incur significant expenditures to come into compliance. In addition, any alleged violations of environmental laws and regulations may require Allegheny to expend significant resources defending itself against such alleged violations. Either result could have an adverse effect on Allegheny's business, results of operations, cash flows and financial condition.

Potential Climate Change Legislation. The United States relies on coal-fired plants for more than 50 percent of its energy. However, coal-fired power plants have come under scrutiny due to their emission of greenhouse gases implicated in climate change, primarily CO_2. Allegheny produces more than 95 percent of its electricity at coal-fired facilities and currently produces approximately 45 million tons of CO_2 annually through its energy production. While there are many unknowns concerning the final regulation of greenhouse gases in the United States, federal and/or state legislation and implementing regulations addressing climate change likely will be adopted some time in the future, and may include limits on emissions of CO_2. Thus, CO_2 legislation and regulation, if not reasonably designed, could have a significant impact on Allegheny's operations. Current proposals range from cap-and-trade schemes with $12 safety-valve allowance prices to direct taxation of tons emitted on the order of $50 per ton. Allegheny can provide no assurance that limits on CO_2 emissions, if imposed, will be set at levels that can accommodate its generation facilities absent the installation of controls.

Moreover, there is a gap between desired reduction levels in the current proposed legislation and the current capabilities of technology; no current commercial-scale technology exists to enable many of the reduction levels being proposed in national, regional and state proposals. Such technology may not become available within a timeframe consistent with the implementation of any future climate control legislation or at all. To the extent that such technology does become available, Allegheny can provide no assurance that it will be suitable for installation at Allegheny's generation facilities on a cost effective basis or at all. Based on estimates from a 2007 DOE National Electric Technology Laboratory report, it could cost as much as $3,000 per kW to replace existing coal-based power generation with fossil fuel stations capable of capturing and sequestering CO_2 emissions, and recent project announcements suggest that these costs could be substantially higher. However, exact estimates are difficult because of the variance in the legislative proposals and the current lack of deployable technology.

Because the legislative process and applicable technology each is in its infancy, it is difficult for Allegheny to aggressively implement greenhouse gas emission expenditures, or to fully evaluate the magnitude and impact of potential expenditures, until the exact nature and requirements of any regulation are known and the capabilities of control or reduction technologies are more fully understood. In any event, compliance with any federal or other legislation or regulations regarding CO_2 emissions is likely to require significant expenditures by Allegheny and may have an adverse effect on its business, results of operations, cash flows and financial condition. See "Environmental Matters" above.

Clean Air Act Compliance. Allegheny's compliance with the Clean Air Act has required, and may require in the future, that Allegheny install post-combustion control technologies on many of its generation facilities. The Clean Air Interstate Rule, or "CAIR," promulgated by the EPA on March 10, 2005, may accelerate the need to install this equipment by phasing out a portion of currently available emission allowances. Allegheny continues to evaluate and implement options for compliance; in December 2007, it completed the elimination of a partial Scrubber bypass at its Pleasants generation facility, and current plans include the installation of Scrubbers at its Hatfield's Ferry and Fort Martin generation facilities by 2009. The installation of Scrubbers at the Hatfield's Ferry and Fort Martin generation facilities will be subject to various implementation and financial risks. See "Capital Expenditures" and "Environmental Matters" above.

Applicable standards under the EPA's NSR initiatives remain in flux. Under the Clean Air Act, modification of Allegheny's generation facilities in a manner that causes increased emissions could subject Allegheny's existing facilities to the far more stringent NSR standards applicable to new facilities. The EPA has taken the view that many companies, including many energy producers, have been modifying emissions sources in violation of NSR standards in connection with work believed by the companies to be routine maintenance. Allegheny currently is involved in litigation concerning alleged violations of the PSD provisions of the Clean Air Act at certain of its facilities in West Virginia and violations of the Pennsylvania Air Pollution Control Act and NSR provisions of the Clean Air Act at certain of its facilities in Pennsylvania. Allegheny intends to vigorously pursue and defend against the environmental matters described above but cannot predict their outcomes. If NSR and similar requirements are imposed on Allegheny's generation facilities, in addition to the possible imposition of fines, compliance would entail significant capital investments in pollution control technology, which could have an adverse impact on Allegheny's business, results of operations, cash flows and financial condition. See "Environmental Matters" above.

In March 2005, the EPA issued the Clean Air Mercury Rule, or "CAMR," establishing a cap and trade system designed to reduce mercury emissions from coal-fired power plants. In addition, the PA DEP proposed a more aggressive mercury control rule in June 2006. Allegheny is currently assessing the impact that these rules may have on its operations. Pennsylvania's proposed shortened compliance schedule and more aggressive emissions limits might result in the installation of additional emission controls at any of Allegheny's three

Pennsylvania coal-fired facilities or in a change in fuel specifications. Controls might include Scrubbers, activated carbon injection, selective catalytic reduction or other currently emerging technologies. Installation of such controls or other compliance efforts could entail significant costs, which could have an adverse impact on Allegheny's business, results of operations, cash flows and financial condition. See "Environmental Matters" above.

Other Environmental Compliance Matters. In addition, Allegheny incurs costs to obtain and comply with a variety of environmental permits, licenses, inspections and other approvals. If there is a delay in obtaining any required environmental regulatory approval, or if Allegheny fails to obtain, maintain or comply with any required approval, operations at affected facilities could be halted, curtailed or subjected to additional costs, which could have an adverse impact on Allegheny's business, results of operations, cash flows and financial condition.

Shifting state and federal regulatory policies impose risks on Allegheny's operations. Delays, discontinuations or reversals of electricity market restructurings in the markets in which Allegheny operates could have an adverse effect on its business.

Allegheny's operations are subject to evolving regulatory policies, including initiatives regarding deregulation and re-regulation of the production and sale of electricity and the restructuring of transmission regulation. Any new requirements arising from these actions could lead to increased operating expenses and capital expenditures, the amount of which cannot be predicted at this time.

Some deregulated electricity markets in which Allegheny operates have experienced price volatility. In some of these markets, government agencies and other interested parties have made proposals to delay market restructuring or even re-regulate areas of these markets that have previously been deregulated. During its 2007 session, the Virginia General Assembly amended the Virginia Electric Utility Restructuring Act of 1999 to re-regulate the provision of electric generation services in the Commonwealth beginning January 1, 2009. In Pennsylvania, many of the state's electric utilities, including Allegheny, are scheduled to transition to market rates in 2010 and 2011, when applicable generation rate caps expire. Significant price increases in other states following the end of such regulatory transition periods have created a heightened political concern regarding price volatility in Pennsylvania following the expiration of its rate caps. In September 2007, a special legislative session was convened in Pennsylvania to consider various energy proposals. During the special session, several proposed bills involving the extension of rate caps were introduced. Currently, generation rate caps for Allegheny's Pennsylvania customers expire at the end of 2010. Allegheny cannot predict the outcome of the Pennsylvania special session at this time. See "Regulatory Framework Affecting Allegheny—State Rate Regulation" above.

Other proposals to re-regulate the industry may be made, and legislative or other action affecting the electric power restructuring process may cause the process to be delayed, discontinued or reversed in the states in which Allegheny operates. Delays, discontinuations or reversals of electricity market restructurings in the markets in which Allegheny operates could have an adverse effect on its business, results of operations, cash flows and financial condition. At a minimum, these types of actions raise uncertainty concerning the continued development of competitive power markets. Given Allegheny's multi-state operations and asset base, re-regulation of restructured obligations could prove intricate, time-consuming and costly to ongoing operations.

In addition, as a result of FERC's efforts to implement a long-term rate design for the Midwest and Mid-Atlantic regions, the Distribution Companies may not fully recover their transmission costs and may have costs shifted to them from other transmission owners. Due to capped rates and the timing of state rate cases, the Distribution Companies may not be able to pass through increased transmission costs to these retail customers for some period of time. See "Regulatory Framework Affecting Allegheny—Federal Regulation and Rate Matters" above.

State rate regulation may delay or deny full recovery of costs and impose risks on Allegheny's operations. Any denial of, or delay in, cost recovery could have an adverse effect on Allegheny's business.

The retail rates in the states in which Allegheny operates are set or capped by each state's regulatory body. As a result, Allegheny may not be able to recover increased, unexpected or necessary costs and, even if it is able to do so, there may be a significant delay between the time Allegheny incurs such costs and the time Allegheny is allowed to recover them. Any denial of, or delay in, cost recovery could have an adverse effect on Allegheny's business, results of operations, cash flows and financial condition.

Virginia

Potomac Edison's Virginia generation rates were originally capped until July 1, 2007, but this cap was extended by legislation until December 31, 2008. Potomac Edison had a power purchase agreement with AE Supply to provide Potomac Edison with the amount of electricity necessary to meet its Virginia PLR retail obligations until July 1, 2007 at capped generation rates. On July 1, 2007, Potomac Edison began to purchase those requirements at market prices. Market prices for purchased power are, and likely will continue to be, significantly higher than the rates Potomac Edison is currently allowed to recover from its retail customers.

Accordingly, in April 2007, Potomac Edison filed an Application with the Virginia SCC to establish a fuel factor and increase retail rates to recover Potomac Edison's estimated costs for purchased power to serve the Virginia retail load beginning July 1, 2007. Potomac Edison also proposed a transition plan. However, the Virginia SCC denied the Application, rejecting Potomac Edison's request to recover its purchased power expenses and dismissing the case. Potomac Edison currently is appealing this decision to the Virginia Supreme Court. Allegheny also filed at the Virginia SCC a new application for a smaller rate increase, contending that it is at least entitled to recovery of $42.3 million in costs to service load above 367 MW. The Virginia SCC's staff contended that Potomac Edison is entitled to nothing or, at most, $9.5 million, and in December 2007, the Virginia SCC issued an order adopting the staff's alternative calculation of $9.5 million. See "Regulatory Framework Affecting Allegheny—State Rate Regulation" above.

At this time, there can be no assurance that Potomac Edison will be able to recover most of the cost of power purchases in excess of the capped generation rates that it is currently permitted to charge its Virginia customers. The inability to recover such costs is expected to have a significantly negative effect on Potomac Edison's income and cash flows from Potomac Edison's Virginia operations, which in turn may have an adverse effect on its overall business, results of operations and financial condition. Potomac Edison's management is currently reevaluating planned capital and other expenditures and may postpone or eliminate all or a portion of those expenditures or take other measures in response to the expected negative impact of these regulatory decisions.

West Virginia

The West Virginia PSC sets Monongahela's and Potomac Edison's rates in West Virginia through traditional, cost-based regulated utility ratemaking.

In July 2006, Potomac Edison and Monongahela filed a request with the West Virginia PSC to increase their West Virginia retail rates by approximately $99.8 million annually, effective on August 25, 2006. The request included a $126 million increase in rates related to fuel and purchased power costs, including reinstatement of a cost recovery clause, adjustable annually, to reflect upward or downward changes in the cost of fuel and purchased power, and a $26 million decrease in transmission, distribution and generation (non-fuel) rates.

In May 2007, the West Virginia PSC issued a final order directing Monongahela and Potomac Edison to reduce overall rates by approximately $6.2 million, effective May 23, 2007, by increasing fuel and purchased power cost-related rates by $126 million and reducing base rates by approximately $132 million. The order approved the request by Monongahela and Potomac Edison to reinstate a fuel cost recovery clause. Monongahela and Potomac Edison filed a Petition for Reconsideration of certain findings in the order. The West Virginia PSC has no procedural deadline for ruling on these petitions. Allegheny can provide no assurance that the Petition for Reconsideration will succeed in whole or in part. The decrease in base rates embodied in the final Order may have an adverse effect on Allegheny's business, results of operations, cash flows and financial condition. See "Regulatory Framework Affecting Allegheny—State Rate Regulation" above.

The TrAIL Project and the PATH Project are subject to permitting and state regulatory approvals, and the failure to obtain any of these permits or approvals could have an adverse effect on Allegheny's business.

The construction of both the TrAIL Project and the PATH Project are subject to the prior approval of various state regulatory bodies. Allegheny is in the process of pursuing the necessary approvals, but has met with substantial political opposition, as well as opposition from environmental, community and other groups, and there can be no assurance that Allegheny will be able to obtain the regulatory approvals required in connection with these projects on a timely basis or at all. The inability to obtain any required state approval or other regulatory approval as a result of such opposition or otherwise may have an adverse affect on Allegheny's business, results of operations, cash flows and financial condition. See "Regulatory Framework Affecting Allegheny—Federal Regulation and Rate Matters" above.

Allegheny is from time to time subject to federal or state tax audits the resolution of which could have an adverse effect on Allegheny's financial condition.

Allegheny is subject to periodic audits and examinations by the Internal Revenue Service ("IRS") and other state and local taxing authorities. Determinations and expenses related to these audits and examinations and other proceedings by the IRS and other state and local taxing authorities could materially and adversely affect Allegheny's financial condition.

Risks Relating to Allegheny's Operations

Allegheny's generation facilities are subject to unplanned outages and significant maintenance requirements.

The operation of power generation facilities involves certain risks, including the risk of breakdown or failure of equipment, fuel interruption and performance below expected levels of output or efficiency. If Allegheny's facilities, or the facilities of other parties upon which it depends, operate below expectations, Allegheny may lose revenues, have increased expenses or fail to receive or deliver the amount of power for which it has contracted.

Allegheny's supercritical generation facilities were originally constructed in the late 1960s and early 1970s, and many of its other generation facilities were constructed prior to that time. Older equipment, even if maintained in accordance with good engineering practices, may require significant capital expenditures to operate at peak efficiency or availability. If Allegheny underestimates required maintenance expenditures or is unable to make required capital expenditures due to liquidity constraints, it risks incurring more frequent unplanned outages, higher than anticipated maintenance expenditures, increased operation at higher cost of some of its less efficient generation facilities and the need to purchase power from third parties to meet its supply obligations, possibly at times when the market price for power is high, all of which may have an adverse effect on Allegheny's business, results of operations, cash flows and financial condition.

Allegheny's operating results are subject to seasonal and weather fluctuations.

The sale of power generation output is generally a seasonal business, and weather patterns can have a material impact on Allegheny's operating results. Demand for electricity peaks during the summer and winter months, and market prices typically also peak during these times. During periods of peak demand, the capacity of Allegheny's generation facilities may be inadequate to meet its contractual obligations, which could require it to purchase power at a time when the market price for power is high. In addition, although the operational costs associated with the Delivery and Services segment are not weather-sensitive, the segment's revenues are subject to seasonal fluctuation. Accordingly, Allegheny's annual results and liquidity position may depend disproportionately on its performance during the winter and summer.

Extreme weather or events outside of Allegheny's service territory can also have a direct effect on the commodity markets. Events, such as hurricanes, that disrupt the supply of commodities used as fuel impact the price and availability of energy commodities and can have a material impact on Allegheny's business, results of operations, cash flow and financial condition.

Changes in weather patterns as a result of global warming could have an adverse effect on Allegheny's business.

Allegheny also could be impacted to the extent that global warming trends affect established weather patterns or exacerbate extreme weather or weather fluctuations. Although Allegheny's physical assets are located in a region in which they are unlikely to experience detrimental physical damage from the rising sea levels that have been modeled in various analyses that attempt to predict the effects of global warming, other weather-related effects that could be associated with global warming, such as an increase in the frequency and/or severity of storms or other significant climate changes within or outside of Allegheny's service territory, could have a negative impact on Allegheny's business, results of operations, cash flow and financial condition.

Allegheny's assets are subject to other risks beyond its control, including, but not limited to, accidents, storms, natural catastrophes and terrorism.

Much of the value of Allegheny's business consists of its portfolio of power generation and T&D assets. Allegheny's ability to conduct its operations depends on the integrity of these assets. The cost of repairing damage to its facilities due to storms, natural disasters, wars, terrorist acts and other catastrophic events may exceed available insurance, if any, for repairs, which may adversely impact Allegheny's business, results of operations, cash flows and financial condition. Although Allegheny has taken, and will continue to take, reasonable precautions to safeguard these assets, Allegheny can make no assurance that its facilities will not face damage or disruptions or that it will have sufficient insurance, if any, to cover the cost of repairs. In addition, in the current geopolitical climate, enhanced concern regarding the risks of terrorism throughout the economy may impact Allegheny's operations in unpredictable ways. Insurance coverage may not cover costs associated with any of these risks adequately or at all. While T&D losses may be recoverable through regulatory proceedings, the delay and uncertainty of any such recovery could have a material adverse effect on Allegheny's business, results of operations, cash flow and financial condition.

The supply and price of fuel may impact Allegheny's financial results.

Allegheny is dependent on coal for much of its electric generation capacity. Allegheny has coal supply contracts in place that partially mitigate its exposure to negative fluctuations in coal prices. However, Allegheny can provide no assurance that the counterparties to these agreements will fulfill their obligations to supply coal. The suppliers under these agreements may experience financial, legal or technical problems that inhibit their ability to fulfill their obligations. Various industry and operational factors, including increased costs, transportation constraints, safety issues and operational difficulties may have negative effects on coal supplier performance. During periods of rising coal prices, the factors impacting supplier performance could have a more pronounced financial impact. Furthermore, the suppliers under these agreements may not be required to supply coal to Allegheny under certain circumstances, such as in the event of a natural disaster. If Allegheny is unable to obtain its coal requirements under these contracts, it may be required to purchase coal at higher prices. In addition, although these agreements generally contain specified prices, they also provide for price adjustments related to changes in specified cost indices, as well as specific event, such as changes in regulations affecting the coal industry. Changes in the supply and price of coal could have a material adverse effect on Allegheny's business, results of operations, cash flow and financial condition.

The supply and price of emissions credits may impact Allegheny's financial results.

Allegheny's SO_2 and NOx allowance needs, to a large extent, are affected at any given time by the amount of output produced and the types of fuel used by its generation facilities, as well as the implementation of environmental controls. Fluctuations in the availability or cost of these emission allowances could have a material adverse effect on Allegheny's business, financial condition, cash flows and results of operations. It is also possible that any climate change legislation will incorporate a cap and trade scheme involving CO_2 emission allowances. In that case, the cost and availability of CO_2 emission allowances could have a material adverse effect on Allegheny's business, financial condition, cash flows and results of operations. See "Environmental Matters" above.

Allegheny is currently involved in capital intensive projects that may involve various implementation and financial risks.

Allegheny currently is involved in a number of capital intensive projects, including the TrAIL Project, the PATH Project and the installation of Scrubbers at the Fort Martin and Hatfield's Ferry generation facilities. Allegheny's ability to successfully complete these projects in a timely manner within established budgets is contingent upon many variables. Failure to complete these projects as planned may have an adverse effect on Allegheny's business, results of operations, cash flow and financial condition.

Additionally, Allegheny has contracted with specialized vendors to acquire some of the necessary materials and construction related services in order to accomplish the installation of Scrubbers at the Fort Martin and Hatfield's Ferry generation facilities and in connection with the TrAIL Project, and may in the future enter into additional such contracts with respect to these and other capital projects, including the PATH Project. As such, Allegheny is exposed to the risk that these contractors may not perform as required under their contracts. Should this occur, Allegheny may be forced to find alternate arrangements, which may cause delay and/or increased costs. Allegheny can provide no assurance that it would be able to make such alternate arrangements on terms acceptable to it or at all. Any inability to make such alternate arrangements or any substantial delays or increases in cost associated therewith could have an adverse effect on Allegheny's business, results of operations, cash flow and financial condition.

Changes in PJM market policies and rules or in PJM participants may impact Allegheny's financial results.

Because Allegheny has transferred functional control of its transmission facilities to PJM and Allegheny is a load serving entity within the PJM Region and owns generation within the PJM Region, changes in PJM policies and/or market rules, including changes that are currently under consideration by FERC, could adversely affect Allegheny's financial results. These matters include changes involving: the terms, conditions and pricing of transmission services; construction of transmission enhancements; auction of long-term financial transmission rights and the allocation mechanism for the auction revenues; changes in the RPM; changes in the locational marginal pricing mechanism; changes in transmission congestion patterns due to the proposed implementation of PJM's regional transmission expansion planning protocol or other required transmission system upgrades; new generation retirement rules and reliability pricing issues. Furthermore, deterioration in the credit quality of other PJM members, socialization of member defaults, or the withdrawal from PJM of other transmission owners, could negatively impact Allegheny's performance.

The terms of AE Supply's power sale agreements with Potomac Edison and West Penn could require AE Supply to sell power below its costs or prevailing market prices or require Potomac Edison and West Penn to purchase power at a price above which they can sell power, and the terms of Potomac Edison's power supply agreement with Monongahela could require Potomac Edison to purchase power at a price above which it can sell power to its West Virginia customers.

In connection with regulations governing the transition to market competition, Potomac Edison and West Penn are required to provide electricity at capped rates to certain retail customers who do not choose an alternate electricity generation supplier or who return to utility service from alternate suppliers. Potomac Edison and West Penn satisfy the majority of these obligations by purchasing power under contracts with external counterparties, or their affiliate, AE Supply. Those contracts provide for the supply of a significant portion of their energy needs at the mandated capped rates and for the supply of a specified remaining portion at rates based on market prices. The amount of energy priced at market rates increases over each contract term. The majority of AE Supply's normal operating capacity is dedicated to these contracts.

These power supply agreements present risks for both AE Supply and the utilities. At times, AE Supply may not earn as much as it otherwise could by selling power priced at its contract rates to Potomac Edison and West Penn instead of into competitive wholesale markets. In addition, AE Supply's obligations under these power supply agreements could exceed its available generation capacity, which may require AE Supply to buy power at prices that are higher than the sale prices in the power supply agreements. Conversely, the utilities' capped rates may be below current wholesale market prices through the applicable transition periods. As a consequence, Potomac Edison and West Penn may at times pay more for power than they can charge retail customers and may be unable to pass the excess costs on to their retail customers. Changes in customer switching behavior could also alter both AE Supply's and the utilities' obligations under these agreements.

Failure to retain and attract key executive officers and other skilled professionals and technical employees could have an adverse effect on Allegheny's operations.

Allegheny's business is dependent on its ability to recruit, retain and motivate employees. Competition for skilled employees in some areas is high. At the same time, Allegheny has an aging workforce. The inability to attract new employees, whether to appropriately replace retiring and other departing employees or otherwise, and to retain and motivate existing employees could have an adverse effect on Allegheny's business, results of operations, cash flow and financial condition.

Allegheny is currently involved in significant litigation that, if not decided favorably to Allegheny, could have a material adverse effect on its results of operations, cash flows and financial condition.

Allegheny is currently involved in a number of lawsuits, some of which may be significant. Allegheny intends to vigorously pursue these matters, but the results of these lawsuits cannot be determined. Adverse outcomes in these lawsuits could require Allegheny to make significant expenditures and could have a material adverse effect on its financial condition, cash flow and results of operations. See "Environmental Matters" above and "Legal Proceedings" below.

The Distribution Companies and other AE subsidiaries are and may become subject to legal claims arising from the presence of asbestos or other regulated substances at some of their facilities.

The Distribution Companies have been named as defendants in pending asbestos litigation involving multiple plaintiffs and multiple defendants. In addition, asbestos and other regulated substances are, and may continue to be, present at Allegheny-owned facilities where suitable alternative materials are not available. Allegheny's management believes that any remaining asbestos at Allegheny-owned facilities is contained. The continued presence of asbestos and other regulated substances at Allegheny-owned facilities, however, could result in additional actions being brought against Allegheny. See "Legal Proceedings" below and Note 21, "Asset Retirement Obligations," to the Consolidated Financial Statements.

Adverse investment returns and other factors may increase Allegheny's pension liability and pension funding requirements.

Substantially all of Allegheny's employees are covered by a defined benefit pension plan. At present, the pension plan is underfunded in that the projected pension benefit obligation exceeds the aggregate fair value of plan assets. Under applicable law, Allegheny is required to make cash contributions to the extent necessary to comply with minimum funding requirements imposed by regulatory requirements. The amount of such required cash contribution is based on an actuarial valuation of the plan. The funded status of the plan can be affected by investment returns on plan assets, discount rates, mortality rates of plan participants, pension reform legislation and a number of other factors. There can be no assurance that the value of Allegheny's pension plan assets will be sufficient to cover future liabilities. Although Allegheny has made significant contributions to its pension plan in recent years, it is possible that Allegheny could incur a significant pension liability adjustment, or could be required to make significant additional cash contributions to its plan, which would reduce the cash available for business and other needs.

Energy companies are subject to adverse publicity, which may make Allegheny vulnerable to negative regulatory and litigation outcomes.

The energy sector has been the subject of negative publicity, most recently in the context of recent dialogue regarding climate change. Allegheny has come under some scrutiny in this regard, and also has faced public opposition in connection with its transmission expansion initiatives, as well as certain of its demand-side conservation efforts. Negative publicity of this nature may make legislators, regulators and courts less likely to take a favorable view of energy companies in general and/or Allegheny, specifically, which could cause them to make decisions or take actions that are adverse to Allegheny.

Risks Related to Allegheny's Leverage and Financing Needs

Allegheny is dependent on its ability to successfully access capital markets. Any inability to access capital may adversely affect Allegheny's business.

Allegheny relies on access to the capital markets as a source of liquidity and to satisfy any of its capital requirements that are not met by the cash flow from its operations. Capital market disruptions, decreases in market liquidity or the availability of credit, a downgrade in Allegheny's credit ratings or other negative developments affecting Allegheny's access to capital markets, could increase Allegheny's cost of borrowing or could adversely affect its ability to access one or more financial markets. Causes of disruption to the capital markets could include, but are not limited to:

- a recession or an economic slowdown;
- the bankruptcy of one or more energy companies or highly-leveraged companies;
- significant increases in the prices for oil or other fuel;
- a terrorist attack or threatened attacks;
- a significant transmission failure; or
- changes in technology.

Changes in prevailing market conditions or in Allegheny's access to commodities markets may make it difficult for Allegheny to hedge its physical power supply commitments and resource requirements.

In the past, unfavorable market conditions, coupled with Allegheny's credit position, made it difficult for Allegheny to hedge its power supply obligations and fuel requirements. Although substantial improvements have been made in Allegheny's market positions over the past few years, significant unanticipated changes in commodity market liquidity and/or Allegheny's access to the commodity markets could adversely impact Allegheny's ability to hedge its portfolio of physical generation assets and load obligations. In the absence of effective hedges for these purposes, Allegheny must balance its portfolio in the spot markets, which are volatile and can yield different results than expected.

Allegheny's risk management, wholesale marketing, fuel procurement and energy trading activities, including its decisions to enter into power sales or purchase agreements, rely on models that depend on judgments and assumptions regarding factors such as generation facility availability, future market prices, weather and the demand for electricity and other energy-related commodities. Even when Allegheny's policies and procedures are followed and decisions are made based on these models, Allegheny's financial position and results of operations may be adversely affected if the judgments and assumptions underlying those models prove to be inaccurate.

Allegheny's leverage could adversely affect its ability to operate successfully and meet contractual obligations.

Although Allegheny reduced debt by approximately $2 billion between December 1, 2003 and December 31, 2007, Allegheny still has substantial leverage. At December 31, 2007, Allegheny had $4.1 billion of debt on a consolidated basis. Approximately $2 billion represented debt of AE Supply and AGC, $10 million represented debt of TrAIL Company, and the remainder constituted debt of one or more of the Distribution Companies or their subsidiaries.

Allegheny's leverage could have important consequences to it. For example, it could:

- require Allegheny to dedicate a substantial portion of its cash flow to payments on its debt, thereby reducing the availability of its cash flow for working capital, capital expenditures and other general corporate purposes;
- limit Allegheny's flexibility in planning for, or reacting to, changes in its business, regulatory environment and the industry in which it operates;
- place Allegheny at a competitive disadvantage compared to its competitors that have less leverage;
- limit Allegheny's ability to borrow additional funds; and
- increase Allegheny's vulnerability to general adverse economic, regulatory and industry conditions.

Covenants contained in certain of Allegheny's financing agreements restrict its operating, financing and investing activities.

Allegheny's principal financing agreements contain restrictive covenants that limit its ability to, among other things:

- borrow funds;
- incur liens and guarantee debt;
- enter into a merger or other change of control transaction;
- make investments;
- dispose of assets; and
- pay dividends and other distributions on its equity securities.

These agreements may limit Allegheny's ability to implement strategic decisions, including its ability to access capital markets or sell assets without using the proceeds to reduce debt. In addition, Allegheny is required to meet certain financial tests under some of its loan agreements, including interest coverage ratios and leverage ratios. Allegheny's failure to comply with the covenants contained in its financing agreements could result in an event of default, which may have an adverse effect on its financial condition.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Substantially all of AE Supply's properties are subject to liens of various relative priorities securing debt obligations. Substantially all of Monongahela's, Potomac Edison's and West Penn's properties are held subject to the lien of indentures securing their first mortgage bonds. Certain of the properties and other assets owned by AE Supply and Monongahela that were financed by solid waste disposal and pollution control notes are subject to liens securing the obligations under those notes. In many cases, the properties of Monongahela, Potomac Edison, West Penn and other AE subsidiaries may be subject to certain reservations, minor encumbrances and title defects that do not materially interfere with their use. The indenture under which AGC's unsecured debentures are issued prohibits AGC, with certain limited exceptions, from incurring or permitting liens to exist on any of its properties or assets unless the debentures are contemporaneously secured equally and ratably with all other debt secured by the lien. Most T&D lines, some substations and switching stations and some ancillary facilities at generation facilities are on lands of others, in some cases by sufferance but, in most instances, pursuant to leases, easements, rights-of-way, permits or other arrangements, many of which have not been recorded and some of which are not evidenced by formal grants. In some cases, no examination of titles has been made as to lands on which T&D lines and substations are located. Each of the Distribution Companies possesses the power of eminent domain with respect to its public utility operations. See "Business—Electric Facilities" above, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources", below and Note 11, "Capitalization" to the Consolidated Financial Statements.

Allegheny's principal corporate headquarters is located in Greensburg, Pennsylvania, in a building that is owned by West Penn. Allegheny also has a corporate center located in Fairmont, West Virginia, in a building owned by Monongahela. Additional ancillary offices exist throughout the Distribution Companies' service territories.

ITEM 3. LEGAL PROCEEDINGS

Nevada Power Contracts.

On December 7, 2001, Nevada Power Company ("NPC") filed a complaint with the FERC against AE Supply seeking action by FERC to modify prices payable to AE Supply under three trade confirmations between Merrill Lynch and NPC. NPC's claim was based, in part, on the assertion that dysfunctional California spot markets had an adverse effect on the prices NPC was able to negotiate with Merrill Lynch under the contracts. NPC filed substantially identical complaints against a number of other energy suppliers. On December 19, 2002, the Administrative Law Judge ("ALJ") issued findings that no contract modification was warranted. The ALJ determined in favor of NPC that AE Supply, rather than Merrill Lynch, was a proper subject of NPC's complaint. On June 26, 2003, FERC affirmed the ALJ's decision upholding the long-term contracts negotiated between NPC and Merrill Lynch, among others. FERC did not decide whether AE Supply, rather than Merrill Lynch, was the real party in interest. On November 10, 2003, FERC issued an order, on rehearing, affirming its conclusion that the long-term contracts should not be modified. Snohomish County, Nevada and other parties filed petitions for review of FERC's June 26, 2003 order with the United States Court of Appeals for the Ninth Circuit (the "NPC Petitions"). The NPC Petitions were consolidated in the Ninth Circuit. On December 19, 2006, the Ninth Circuit issued an opinion remanding the case to the FERC to determine, in accordance with the guidance set forth in the Ninth Circuit's opinion, whether FERC utilized the appropriate standard of review in deciding various claims, including NPC's complaint. On May 3, 2007, AE Supply and others filed a petition to appeal the Ninth Circuit's ruling to the United States Supreme Court. On September 25, 2007, the Supreme Court announced that it would hear the case on appeal. Briefing by all parties was completed by February 6, 2008, and oral argument before the Supreme Court was held on February 19, 2008.

Allegheny intends to vigorously defend against this action but cannot predict its outcome.

Sierra/Nevada.

On April 2, 2003, NPC and Sierra Pacific Resources, Inc. (together, "Sierra/Nevada") initiated a lawsuit in United States District Court in Nevada against AE and AE Supply, together with Merrill Lynch & Co. and Merrill Lynch Capital Services, Inc. (together, "Merrill"). Sierra/Nevada has alleged that AE, AE Supply and Merrill engaged in fraudulent conduct in connection with NPC's application to the Public Utilities Commission of Nevada (the "Nevada PUC") for a deferred energy accounting adjustment, which allegedly caused the Nevada PUC to disallow $180 million of NPC's deferred energy expenses. Sierra/Nevada has asserted claims against AE and AE Supply for: (a) wrongful hiring and supervision; (b) tortious interference with Sierra/Nevada's contractual and prospective economic advantages; (c) conspiracy and (d) violations of the Nevada state Racketeer Influenced and Corrupt Organization ("RICO") Act. Sierra/Nevada's most recent complaint seeks damages in excess of $850 million, including compensatory damages, punitive damages, attorneys' fees and treble damages. AE and AE Supply have filed motions to dismiss the lawsuit, which have been pending since 2003. The lawsuit had been stayed since 2005, pending the outcome of certain state court proceedings in which Sierra/Nevada was seeking to reverse the Nevada PUC's disallowance of expenses. On July 20, 2006, the Nevada Supreme Court reversed the Nevada PUC's disallowance of the $180 million in deferred energy expenses, which formed the basis of the plaintiffs' claims. An announcement was made on March 23, 2007 that the Nevada PUC approved two settlements relating to the requested disallowance, and those state court proceedings that were the focus of the prior stay have been closed. A scheduling order was then entered in this lawsuit that, among other things, sets a trial date of July 8, 2008. The parties are engaged in discovery and awaiting a ruling from the District Court on the previously filed motions to dismiss.

Allegheny intends to vigorously defend against this action but cannot predict its outcome.

Claim by California Parties.

On October 5, 2006, several California governmental and utility parties presented AE Supply with a settlement proposal to resolve alleged overcharges for power sales by AE Supply to the California Energy Resource Scheduling division of the California Department of Water Resources ("CDWR") during 2001. The settlement demand to AE Supply in the amount of approximately $190 million was made in the context of mediation efforts by FERC and the United States Court of Appeals for the Ninth Circuit to resolve all outstanding claims of alleged price manipulation in the California energy markets during 2000 and 2001. No complaint has been filed against Allegheny. Allegheny believes that all issues in connection with AE Supply sales to CDWR were resolved by a settlement in 2003 and otherwise believes that the California parties' demand is without merit.

Allegheny intends to vigorously defend against this claim but cannot predict its outcome.

Litigation Involving Merrill Lynch.

AE and AE Supply entered into an asset purchase agreement with Merrill Lynch and affiliated parties in 2001, under which AE and AE Supply purchased Merrill Lynch's energy marketing and trading business for approximately $489 million and an equity interest in AE Supply of nearly 2%. The asset purchase agreement provided that Merrill Lynch would have the right to require AE to purchase Merrill Lynch's equity interest in AE Supply for $115 million plus interest calculated from March 16, 2001 in the event that certain conditions were not met.

On September 24, 2002, certain Merrill Lynch entities filed a complaint against AE in the United States District Court for the Southern District of New York, alleging that AE breached the asset purchase agreement by failing to repurchase the equity interest in AE Supply from Merrill Lynch and seeking damages in excess of $125 million. On May 29, 2003, the District Court ordered that AE and AE Supply assert their claims against Merrill Lynch, which were initially brought in New York state court, as counterclaims in Merrill Lynch's federal court action. As a result, AE and AE Supply filed an answer and asserted affirmative defenses and counterclaims against Merrill Lynch in the District Court. The counterclaims, as amended, alleged that Merrill Lynch fraudulently induced AE and AE Supply to enter into the purchase agreement, that Merrill Lynch breached certain representations and warranties contained in the purchase agreement, that Merrill Lynch negligently misrepresented certain facts relating to the purchase agreement and that Merrill Lynch breached fiduciary duties owed to AE and AE Supply. The counterclaims sought damages in excess of $605 million, among other relief.

On April 15, 2005, the District Court granted Merrill Lynch's motion for summary judgment with respect to its breach of contract claim and the counterclaims for breach of fiduciary duty and negligent misrepresentation, but denied the motion with respect to the counterclaims for fraudulent inducement and breach of warranty. In May and June of 2005, the District Court conducted a trial with respect to the damages owed Merrill Lynch on its breach of contract claim and with respect to AE and AE Supply's counterclaims for fraudulent inducement and breach of warranty. Following the trial, on July 18, 2005, the District Court entered an order: (a) ruling against AE and AE Supply on their fraudulent inducement and breach of contract claims; (b) requiring AE to pay $115 million plus interest to Merrill Lynch; and (c) requiring Merrill Lynch to return its equity interest in AE Supply to AE. On August 26, 2005, the District Court entered its final judgment in accordance with its July 18, 2005 rulings. As a result of the District Court's ruling, AE recorded a charge during the first quarter of 2005 in the amount of $38.5 million, representing interest from March 16, 2001 through March 31, 2005.

AE and AE Supply appealed the District Court's judgment to the United States Court of Appeals for the Second Circuit. On August 31, 2007, the Second Circuit issued an opinion that reversed the award of $115 million plus interest to Merrill Lynch, reversed the ruling against AE on its counterclaims for fraudulent inducement and breach of warranty, and remanded the case back to the District Court for reconsideration of both parties' claims consistent with the appellate court's opinion. The Second Circuit also dismissed AE Supply as a party to the case on jurisdictional grounds.

On January 25, 2008, AE and AE Supply entered into a settlement agreement with Merrill Lynch. Under the settlement agreement, Merrill Lynch will convey to AE its minority equity interest in AE Supply and AE will make a cash payment of $50 million to Merrill Lynch. In addition, the litigation will be dismissed and the parties will release their respective claims in the litigation.

Environmental Matters.

In addition to the matters described above, Allegheny is involved in litigation relating to compliance with certain environmental laws and regulations. See "Environmental Matters" above.

Ordinary Course of Business.

AE and its subsidiaries are from time to time involved in litigation and other legal disputes in the ordinary course of business. Allegheny is of the belief that there are no other legal proceedings that could have a material adverse effect on its business or financial condition.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of 2007.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

AE's common stock is publicly traded. "AYE" is the trading symbol for AE's common stock on the New York Stock Exchange. As of February 22, 2008, there were 19,073 holders of record of AE's common stock. The table below shows the high and low sales prices of AE's common stock in composite trading for the periods indicated:

	2007		2006	
	High	Low	High	Low
1st Quarter	$50.25	$44.28	$36.46	$31.33
2nd Quarter	$56.13	$48.67	$37.90	$33.01
3rd Quarter	$57.30	$48.18	$42.50	$36.97
4th Quarter	$65.48	$52.37	$46.25	$39.92

In the fourth quarter of 2007, AE declared a cash dividend of $0.15 per share on its common stock that was payable on December 17, 2007 to AE's shareholders of record on December 3, 2007. AE did not pay any dividends on its common stock during 2006.

Performance Graph

The graph set forth below compares the cumulative total return on our common stock with the Dow Jones U.S. Electricity Index and the Standard & Poor's 500 Index, assuming the investment of $100 in each on December 31, 2002 and the reinvestment of all dividends. The performance included in this graph is not necessarily indicative of future performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Allegheny Energy, Inc., The S & P 500 Index
And The Dow Jones US Electricity Index


$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
12/02
12/03
12/04
12/05
12/06
12/07
Allegheny Energy, Inc.
S & P 500
Dow Jones US Electricity

* $100 invested on 12/31/02 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

www.researchdatagroup.com/S&P.htm

	12/02	12/03	12/04	12/05	12/06	12/07
Allegheny Energy, Inc.	100.00	168.78	260.71	418.65	607.28	843.51
S&P 500	100.00	128.68	142.69	149.70	173.34	182.87
Dow Jones US Electricity	100.00	125.07	155.53	181.76	219.67	265.82

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

ITEM 6. SELECTED FINANCIAL DATA

ALLEGHENY ENERGY, INC. AND SUBSIDIARIES

Year ended December 31, (In millions, except per share amounts)	2007	2006	2005	2004	2003
Operating revenues	$3,307.0	$3,121.5	$3,037.9	$2,756.1	$ 2,182.3
Operating expenses	$2,489.7	$2,389.2	$2,501.1	$2,166.9	$ 2,378.7
Operating income (loss)	$ 817.3	$ 732.3	$ 536.8	$ 589.2	$ (196.4)
Income (loss) from continuing operations	$ 412.2	$ 318.7	$ 75.1	$ 129.7	$ (308.9)
Income (loss) from discontinued operations, net of tax	$ —	$ 0.6	$ (6.1)	$ (440.3)	$ (25.3)
Net income (loss)	$ 412.2	$ 319.3	$ 63.1	$ (310.6)	$ (355.0)
Income (loss) per share:					
Income (loss) from continuing operations					
—basic	$ 2.48	$ 1.94	$ 0.48	$ 1.00	$ (2.44)
—diluted	$ 2.43	$ 1.89	$ 0.47	$ 0.99	$ (2.44)
Loss from discontinued operations, net of tax					
—basic	$ —	$ —	$ (0.04)	$ (3.40)	$ (0.20)
—diluted	$ —	$ —	$ (0.04)	$ (2.82)	$ (0.20)
Net income (loss)					
—basic	$ 2.48	$ 1.94	$ 0.40	$ (2.40)	$ (2.80)
—diluted	$ 2.43	$ 1.89	$ 0.40	$ (1.83)	$ (2.80)
Dividends declared per share	$ 0.15	$ —	$ —	$ —	$ —
Short-term debt	$ 10.0	$ —	$ —	$ —	$ 53.6
Long-term debt due within one year	95.4	201.2	477.2	385.1	544.9
Total current debt	$ 105.4	$ 201.2	$ 477.2	$ 385.1	$ 598.5
Long-term debt	$3,943.9	$3,384.0	$3,624.5	$4,540.8	$ 5,127.4
Capital leases	38.8	26.0	16.4	23.8	32.5
Total long-term obligations	$3,982.7	$3,410.0	$3,640.9	$4,564.6	$ 5,159.9
Total assets	$9,906.6	$8,552.4	$8,558.8	$9,045.1	$10,171.9

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Overview

Allegheny is an integrated energy business that owns and operates electric generation facilities and delivers electric services to customers in Pennsylvania, West Virginia, Maryland and Virginia. Allegheny operates its business primarily through AE's various directly and indirectly owned subsidiaries.

Allegheny has two business segments:

- **The Delivery and Services segment** includes Allegheny's electric T&D operations.
- **The Generation and Marketing segment** includes Allegheny's power generation operations.

The Delivery and Services Segment

The principal companies and operations in AE's Delivery and Services segment include the following:

- ***The Distribution Companies*** include Monongahela (excluding its West Virginia generation assets), Potomac Edison and West Penn. Each of the Distribution Companies is a public utility company and does business under the trade name Allegheny Power. Allegheny Power's principal business is the operation of electric public utility systems. The Distribution Companies transferred functional control over their transmission systems to PJM in 2002.
    - ***Monongahela*** conducts an electric T&D business in northern West Virginia. Monongahela also owns generation assets, which are included in the Generation and Marketing Segment. Monongahela conducted electric T&D operations in Ohio and natural gas T&D operations in West Virginia until it sold the assets related to these operations on December 31, 2005 and September 30, 2005, respectively. Monongahela agreed to sell power at a fixed price to Columbus Southern Power Company ("Columbus Southern"), the purchaser of its electric T&D operations in Ohio, to serve Monongahela's former Ohio customers until May 31, 2007. See "The Generation and Marketing Segment" and "Liquidity and Capital Resources—Asset Sales" below.
    - ***Potomac Edison*** operates an electric T&D system in portions of West Virginia, Maryland and Virginia.
    - ***West Penn*** operates an electric T&D system in southwestern, south-central and northern Pennsylvania.
- ***TrAIL Company*** was formed in 2006 in connection with the management and financing of transmission expansion projects, including the TrAIL Project.
- ***PATH, LLC*** was formed in 2007 as a joint venture between Allegheny and a subsidiary of AEP in connection with the management and financing of the PATH Project.
- ***Allegheny Ventures*** is a nonutility, unregulated subsidiary of AE that engages in telecommunications and unregulated energy-related projects. Allegheny Ventures has two principal wholly-owned subsidiaries, ACC and AE Solutions.

The Generation and Marketing Segment

The principal companies and operations in AE's Generation and Marketing segment include the following:

- ***AE Supply*** owns, operates and manages electric generation facilities. AE Supply also purchases and sells energy and energy-related commodities. AE Supply markets its electric generation capacity to various customers and markets. Currently, the majority of AE Supply's normal operating capacity is committed to supplying certain obligations of West Penn and Potomac Edison, including their PLR obligations.

- ***Monongahela's West Virginia generation assets*** are included in the Generation and Marketing segment. Monongahela's Generation and Marketing segment's normal operating capacity supplies Monongahela's Delivery and Services segment. In addition, Monongahela has a contractual obligation to supply generation to meet Potomac Edison's load obligations in West Virginia.
- ***AGC*** is owned approximately 59% by AE Supply and approximately 41% by Monongahela. AGC's sole asset is a 40% undivided interest in the Bath County, Virginia pumped-storage hydroelectric generation facility and its connecting transmission facilities. All of AGC's revenues are derived from sales of its 1,059 MW share of generation capacity from the Bath County generation facility to AE Supply and Monongahela.

All of Allegheny's generation facilities are located within the PJM market, and all of the power that the Generation and Marketing segment generates is sold into the PJM market. To facilitate the economic dispatch of generation, AE Supply and Monongahela sell power into the competitive wholesale energy market operated by PJM and purchase power from the PJM market to meet their contractual obligations to supply power. For more information regarding Allegheny's business and the AE segments and subsidiaries discussed above, see "Business—Overview" above.

Intersegment Services

AESC is a service company for AE that employs substantially all of the Allegheny personnel who provide services to AE, AE Supply, AGC, the Distribution Companies, Allegheny Ventures, TrAIL Company, PATH, LLC and their respective subsidiaries. These companies reimburse AESC at cost for services provided to them by AESC's employees. AESC had 4,355 employees as of December 31, 2007.

Key Indicators and Performance Factors

The Delivery and Services Segment

Allegheny monitors the financial and operating performance of its Delivery and Services segment using a number of indicators and performance statistics, including the following:

Revenue per MWh sold. This measure is calculated by dividing total revenues from retail sales of electricity by total MWhs sold to retail customers. Revenue per MWh sold in 2007, 2006 and 2005 was as follows:

	2007	2006	2005
Revenue per MWh sold	$59.64	$58.62	$55.32

Operations and maintenance costs ("O&M"). Management closely monitors and manages O&M in absolute terms, as well as in relation to total MWhs sold. O&M per MWh sold in 2007, 2006 and 2005 was as follows:

	2007	2006	2005
O&M per MWh sold	$7.63	$7.97	$8.05

Capital expenditures. Management prioritizes and manages capital expenditures to meet operational needs and regulatory requirements within available cash flow constraints. See "Business—Capital Expenditures" above.

The following table provides retail electricity sales information related to the Delivery and Services segment.

	Normal	2007	2006	2005	2007 Change	2006 Change
Retail electricity sales (million kWhs)	N/A	44,901	43,178	48,275	4.0%	(10.6)%
HDD (a)	5,605	5,199	4,861	5,333	7.0%	(8.9)%
CDD (a)	776	1,007	781	1,087	28.9%	(28.2)%

(a) *Heating degree-days ("HDD") and cooling degree-days ("CDD").* The operations of the Distribution Companies are weather sensitive. Weather conditions directly influence the volume of electricity delivered by the Distribution Companies, representing one of several factors that impact the volume of electricity delivered. Accordingly, deviations in weather from normal levels can affect Allegheny's financial performance. HDD and CDD are most likely to impact the usage of Allegheny's residential and commercial customers. Industrial customers are less weather sensitive. Degree-day data is used to estimate amounts of energy required to maintain comfortable indoor temperature levels based on each day's average temperature. HDD is the measure of the variation in the weather based on the extent to which the average daily temperature falls below 65° Fahrenheit, and CDD is the measure of the variation in the weather based on the extent to which the average daily temperature rises above 65° Fahrenheit. Each degree of temperature above 65° Fahrenheit is counted as one cooling degree-day, and each degree of temperature below 65° Fahrenheit is counted as one heating degree-day.

The Generation and Marketing Segment

Allegheny monitors the financial and operating performance of its Generation and Marketing segment using a number of indicators and performance statistics, including the following:

kWhs generated. This is a measure of the total physical quantity of electricity generated and is monitored at the individual generating unit level, as well as by various unit groupings.

Equivalent Availability Factor ("EAF"). The EAF measures the percentage of time that a generation unit is available to generate electricity if called upon in the marketplace. A unit's availability is commonly less than 100%, primarily as a result of unplanned outages or scheduled outages for planned maintenance. Allegheny monitors the EAF by individual unit, as well as by various unit groupings. One such grouping is all "supercritical" units. A supercritical unit utilizes steam pressure in excess of 3,200 pounds per square inch, which enables these units to be larger and more efficient than other generation units. Fort Martin, Harrison, Hatfield's Ferry and Pleasants are supercritical generation facilities that have supercritical units. These units generally operate at high capacity for extended periods of time.

Station operations and maintenance costs ("Station O&M"). Station O&M includes base, operations and special maintenance costs. Base and operations costs consist of normal recurring expenses related to the on-going operation of the generation facility. Special maintenance costs include costs associated with outage-related maintenance and projects that relate to all of the generation facilities.

The following table shows kWhs generated, excluding kWhs consumed by pumping at the Bath County, Virginia hydroelectric station, EAFs and Station O&M related to the Generation and Marketing segment:

	2007	2006	2005	2007 Change	2006 Change
Supercritical Units:					
kWhs generated (in millions)	39,043	39,813	37,740	(1.9)%	5.5%
EAF	83.2%	84.3%	82.8%	(1.1)%	1.5%
Station O&M (in millions):					
Base and operations	$ 104.0	$ 100.8	$ 101.6	3.2%	(0.8)%
Special maintenance	83.8	79.2	95.1	5.8%	(16.7)%
Total Station O&M	$ 187.8	$ 180.0	$ 196.7	4.3%	(8.5)%
All Generation Units:					
kWhs generated (in millions)	48,235	48,606	48,100	(0.8)%	1.1%
EAF	83.9%	86.8%	85.4%	(2.9)%	1.4%
Station O&M (in millions):					
Base and operations	$ 161.6	$ 158.6	$ 167.6	1.9%	(5.4)%
Special maintenance	96.3	91.3	113.9	5.5%	(19.8)%
Total Station O&M	$ 257.9	$ 249.9	$ 281.5	3.2%	(11.2)%

Primary Factors Affecting Allegheny's Performance

The principal business, economic and other factors that affect Allegheny's operations and financial performance include:

- Rate regulation and other regulatory policies,
- plant availability and maintenance,
- weather conditions,
- demand and market prices for power,
- cost of fuel (natural gas and coal),
- wholesale commodity prices,
- PJM market, rules and policies,
- availability and access to liquidity and changes in interest rates,
- environmental compliance costs and related capital expenditures and
- labor costs.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to apply accounting policies and make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The areas described in this section require significant judgment in the application of accounting policy or in making estimates and assumptions in matters that are uncertain and that may change in subsequent periods. Further discussion of the application of these accounting policies can be found in the Notes to Consolidated Financial Statements.

Revenue Recognition: Allegheny follows the accrual method of accounting for revenues and recognizes revenue for electricity that has been delivered to customers but not yet billed through the end of its accounting period. Unbilled revenues are primarily associated with the Distribution Companies. Energy sales to individual customers are based on their meter readings, which are performed periodically on a systematic basis. At the end of each month, the amount of energy delivered to each customer after the last meter reading is estimated, and the Distribution Companies recognize unbilled revenues related to these estimated amounts. A provision for uncollectible amounts is recorded as a component of operations and maintenance expense. The unbilled revenue estimates are based on daily generation, purchases of electricity, estimated customer usage by customer type, weather effects, electric line losses and the most recent consumer rates.

Regulatory Accounting: The Distribution Companies, TrAIL Company and PATH, LLC are subject to regulations that set the rates that they are permitted to charge customers. These rates are based on costs that the applicable regulatory agencies determine that the Distribution Companies, TrAIL Company and PATH, LLC are permitted to recover. At times, regulators permit the future, but not current, recovery through rates of costs that would otherwise be charged to expense by an unregulated company. Regulators may also require that amounts be refunded to customers for various reasons. Therefore, this ratemaking process often results in the recording of regulatory assets based on estimated future cash inflows and the recording of regulatory liabilities based on estimated future cash outflows.

Allegheny regularly reviews its regulatory assets and liabilities and the estimates and assumptions from which they were calculated to assess the ultimate recoverability of the assets and anticipated customer refunds within approved regulatory guidelines. See Note 1, "Basis of Presentation" and Note 4, "Rates and Regulation," for additional information.

Expanded Net Energy Cost ("ENEC"): On May 22, 2007, the West Virginia PSC issued a rate order (the "West Virginia Rate Order") effective May 23, 2007 that re-established an annual ENEC method of recovering net power supply costs, including fuel costs, purchased power costs and other related expenses, net of related revenue. Under the ENEC, actual costs and revenues are being tracked for under and/or over recoveries, and revised ENEC rate filings with the West Virginia PSC will be made on an annual basis. Any under and/or over recovery of costs, net of related revenues, is being deferred, for subsequent recovery or refund, as a regulatory asset or regulatory liability, with the corresponding impact on the Consolidated Statements of Income reflected within "Deferred energy costs, net." By order dated January 14, 2008, the West Virginia PSC approved a modification to the ENEC directing interest earnings on the Fort Martin scrubber project escrow fund to be applied to the ENEC.

Excess of Cost Over Net Assets Acquired (Goodwill): Recorded goodwill of $367.3 million at December 31, 2007 and December 31, 2006 arose in connection with the 2001 acquisition of a former energy trading business and was assigned to the Generation and Marketing segment. There were no changes in recorded goodwill during 2007 and 2006. Allegheny tests goodwill for impairment at least annually. The annual impairment test uses a discounted cash flow methodology to determine the fair value of the Generation and Marketing segment and indicated no impairment of goodwill in 2007 and 2006. Allegheny's fleet of generation facilities, comprised primarily of low-cost coal-fired steam generation facilities, has a fair value well in excess of the carrying value of those assets. A hypothetical 10% decrease in the value of these facilities would therefore not result in an impairment of recorded goodwill.

Depreciation: Depreciation expense is determined generally on a straight-line group method over the estimated service lives of depreciable assets for unregulated operations. For regulated utility operations, depreciation expense is determined using a straight-line group method in accordance with currently enacted regulatory rates. Under the straight-line group method, plant components are categorized as "retirement units" or "minor items of property." As retirement units are replaced, the cost of the replacement is capitalized and the original component is retired. Replacements of minor items of property are expensed as maintenance.

Allegheny completed a review of the estimated remaining service lives and depreciation practices relating to its unregulated generation facilities during the first quarter of 2006. As a result of this review, effective January 1, 2006, Allegheny prospectively extended the depreciable lives of its unregulated coal-fired generation facilities for periods ranging from 5 to 15 years to match the estimated remaining economic lives of these generation facilities. The extension of estimated lives reflected a number of factors, including the physical condition of the facilities, current maintenance practices and planned investments in the facilities. Allegheny also updated its property unit catalog and retirement unit definitions. These changes were considered in estimating the revised depreciation rates. See Note 20, "Review of Estimated Remaining Service Lives and Depreciation Practices," for additional information.

Long-Lived Assets: Allegheny's Consolidated Balance Sheets include significant long-lived assets that are not subject to recovery under SFAS No. 71, Accounting for the Effects of Certain Types of Regulation, ("SFAS 71"). As a result, Allegheny must generate future cash flows from these assets in a non-regulated environment to ensure that the carrying values of these assets are not impaired. Allegheny assesses the carrying amount and potential impairment of these assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Derivative Contracts: Derivative contracts are recorded in Allegheny's Consolidated Balance Sheets at fair value, with changes in the fair value of the derivative contracts included in revenues or expenses on the Consolidated Statements of Income, unless the derivative falls within the "normal purchases and normal sales" scope exception of Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities, as amended" ("SFAS 133") or is designated as a cash flow hedge for accounting purposes. The normal purchases and normal sales scope exception requires, among other things, physical delivery in quantities expected to be used or sold over a reasonable period in the normal course of business. Contracts that are designated as normal purchases and normal sales are accounted for under accrual accounting and, therefore, are not recorded on the balance sheet at fair value. For certain transactions that are designed to hedge the cash flows of a forecasted transaction, the effective portion of the hedge is recorded as a separate component of stockholders' equity under the caption "Accumulated other comprehensive loss" and subsequently reclassified into earnings when the forecasted transaction is completed or settled. Changes in any ineffective portion of the hedge are recognized in earnings.

Fair values for exchange-traded instruments, principally futures and certain options, are based on actively quoted market prices. Fair values are subject to change in the near term and reflect management's best estimate based on various factors. In establishing the fair value of commodity contracts that do not have quoted prices, such as physical contracts, over-the-counter options and swaps, management uses available market data and pricing models to estimate fair values. Estimating fair values of instruments that do not have quoted market prices requires management's judgment in determining amounts that could reasonably be expected to be received from, or paid to, a third party in settlement of the instruments. These amounts could be materially different from amounts that might be realized in an actual sale transaction.

See Note 12, "Derivative Instruments and Hedging Activities," for additional information regarding Allegheny's accounting for derivative instruments under SFAS 133.

Income Taxes: Allegheny is subject to income taxes in the United States and in various state jurisdictions. Significant judgment is required in evaluating tax positions and determining the provisions for income taxes. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. We adjust these reserves in light of changing facts and circumstances, such as the outcome of tax audits. Effective January 1, 2007, we adopted the provisions of Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109" ("FIN 48"), which proscribes an approach to recognizing and measuring uncertain tax positions. See Note 6, "Income Taxes," for additional information.

Stock-Based Compensation: Allegheny adopted the recognition and measurement principles of SFAS No. 123R "Accounting for Stock-Based Compensation," ("SFAS 123R") as of January 1, 2006. SFAS 123R requires measurement of compensation cost for all stock based awards at fair value on the date of grant and recognition of compensation cost over the service period for the awards expected to vest. The determination of grant date fair value requires the use of judgment based on historical information as well as future expectations. In addition, the estimates of stock-based awards that will ultimately vest requires judgment, and actual results or updated estimates may differ from current estimates. See Note 10, "Stock-Based Compensation," for additional information.

Accounting for Pensions and Postretirement Benefits Other Than Pensions: There are a number of significant estimates and assumptions involved in determining Allegheny's pension and other postretirement benefit ("OPEB") obligations and costs each period, such as employee demographics, discount rates, expected rates of return on plan assets, estimated rates of future compensation increases, medical inflation and the fair value of assets funded for the plan. Changes made to provisions for pension or other postretirement benefit plans may also affect current and future pension and OPEB costs. Allegheny believes that its assumptions are supported by historical data and reasonable projections, and its projections are reviewed annually with an outside actuarial firm. See Note 17, "Pension Benefits and Postretirement Benefits Other Than Pensions," for additional information concerning these assumptions.

In selecting an assumed discount rate, Allegheny uses a modeling process that involves selecting a portfolio of high-quality bonds (AA- or better), the interest and principal payments on which match the timing and amount of Allegheny's expected future benefit payments. Allegheny considers the results of this modeling process, as well as overall rates of return on high quality corporate bonds and changes in such rates over time, in determining its assumed discount rate.

Allegheny's general approach for determining the overall expected long-term rate of return on assets considers historical and expected future asset returns, the current and future targeted asset mix of the plan assets, historical and future expected real rates of return for equities and fixed income securities and historical and expected inflation statistics. The following table shows the effect that a one percentage point increase or decrease in the 6.4% discount rate and the 8.25% expected rate of return, net of administrative expenses, on plan assets for 2008 would have on Allegheny's pension and OPEB obligations and costs:

(In millions)	1-Percentage-Point Increase	1-Percentage-Point Decrease
Change in the discount rate:		
Pension and OPEB obligation	$(144.3)	$175.0
Net periodic pension and OPEB cost	$ (9.5)	$ 14.2
Change in expected rate of return on plan assets:		
Net periodic pension and OPEB cost	$ (10.2)	$ 10.2

Contingencies: Allegheny regularly reviews and assesses the likelihood of losses relating to environmental, legal and other contingencies and accrues a liability for matters for which it believes that a loss is probable if the probable loss can be estimated. See Note 27, "Commitments and Contingencies," for additional information.

RESULTS OF OPERATIONS

Income (Loss) Summary

(In millions) 2007	Delivery and Services	Generation and Marketing	Eliminations	Total
Operating revenues	$2,829.2	$2,141.3	$(1,663.5)	$3,307.0
Fuel	—	930.8	—	930.8
Purchased power and transmission	1,939.2	108.1	(1,654.1)	393.2
Deferred energy costs, net	(2.8)	(7.3)	—	(10.1)
Operations and maintenance	342.5	353.9	(9.4)	687.0
Depreciation and amortization	162.4	114.6	—	277.0
Taxes other than income taxes	134.0	77.8	—	211.8
Total operating expenses	2,575.3	1,577.9	(1,663.5)	2,489.7
Operating income	253.9	563.4	—	817.3
Other income and expenses, net	16.2	26.8	(6.2)	36.8
Interest expense and preferred dividends	74.0	120.2	(6.2)	188.0
Income before income taxes and minority interest	196.1	470.0	—	666.1
Income tax expense	78.4	172.4	—	250.8
Minority interest in net income of subsidiaries	—	3.1	—	3.1
Net income	$ 117.7	$ 294.5	$ —	$ 412.2
2006				
Operating revenues	$2,717.7	$1,834.4	$(1,430.6)	$3,121.5
Fuel	—	842.7	—	842.7
Purchased power and transmission	1,773.0	33.2	(1,423.2)	383.0
Gain on sale of OVEC power agreement and shares	—	(6.1)	—	(6.1)
Deferred energy costs, net	7.6	—	—	7.6
Operations and maintenance	344.0	349.0	(7.4)	685.6
Depreciation and amortization	151.3	121.8	—	273.1
Taxes other than income taxes	122.0	81.3	—	203.3
Total operating expenses	2,397.9	1,421.9	(1,430.6)	2,389.2
Operating income	319.8	412.5	—	732.3
Other income and expenses, net	22.2	14.8	(3.0)	34.0
Interest expense and preferred dividends	81.4	193.1	(3.0)	271.5
Income from continuing operations before income taxes and minority interest	260.6	234.2	—	494.8
Income tax expense from continuing operations	80.2	93.3	—	173.5
Minority interest in net income of subsidiaries	—	2.6	—	2.6
Income from continuing operations	180.4	138.3	—	318.7
Income (loss) from discontinued operations, net of tax	(1.0)	1.6	—	0.6
Net income	$ 179.4	$ 139.9	$ —	$ 319.3

(In millions) 2005	Delivery and Services	Generation and Marketing	Eliminations	Total
Operating revenues	$2,845.5	$1,703.3	$(1,510.9)	$3,037.9
Fuel	—	759.1	—	759.1
Purchased power and transmission	1,878.7	81.0	(1,501.4)	458.3
Loss on sale of Ohio T&D assets	29.3	—	—	29.3
Deferred energy costs, net	(1.5)	—	—	(1.5)
Operations and maintenance	388.5	356.2	(9.5)	735.2
Depreciation and amortization	153.6	154.6	—	308.2
Taxes other than income taxes	130.4	82.1	—	212.5
Total operating expenses	2,579.0	1,433.0	(1,510.9)	2,501.1
Operating income	266.5	270.3	—	536.8
Other income and expenses, net	24.2	21.1	(1.1)	44.2
Interest expense and preferred dividends	123.3	318.2	(1.0)	440.5
Income (loss) from continuing operations before income taxes and minority interest	167.4	(26.8)	(0.1)	140.5
Income tax expense from continuing operations	55.2	9.6	—	64.8
Minority interest in net income of subsidiaries	—	0.6	—	0.6
Income (loss) from continuing operations	112.2	(37.0)	(0.1)	75.1
Income (loss) from discontinued operations, net of tax	1.0	(7.2)	0.1	(6.1)
Cumulative effect of accounting change, net of tax	—	(5.9)	—	(5.9)
Net income (loss)	$ 113.2	$ (50.1)	$ —	$ 63.1

CONSOLIDATED RESULTS

This section is an overview of AE's consolidated results of operations, which are discussed in greater detail by segment under the heading "Allegheny Energy, Inc.—Discussion of Segment Results of Operations" below.

Operating Revenues

Operating revenues increased $185.5 million for 2007 compared to 2006, primarily due to:

- higher generation rates charged to Pennsylvania customers,
- an increase in the weighted average "round-the-clock" price for power in Allegheny's region of PJM, the APS Zone, from $47.32 per MWh for 2006 to $54.87 per MWh for 2007 and increased net PJM capacity market revenues,
- increased revenues related to the collection of the environmental control surcharge from the West Virginia retail customers of Monongahela and Potomac Edison, which began in April 2007 and
- increased transmission and distribution revenues due to increases in HDD and CDD, increased customer load and the expiration of a Maryland customer choice credit,
- partially offset by a 0.8% decrease in total MWhs generated due to a decrease in supercritical plant availability.

Operating revenues increased $83.6 million for 2006 compared to 2005, primarily due to:

- the expiration of a PLR contract with one large industrial customer in Maryland in December 2005, which resulted in greater net sales into PJM at market prices,
- higher generation rates charged to Pennsylvania customers,
- Monongahela's agreement to provide power to Columbus Southern from January 1, 2006 through May 31, 2007 under a fixed price power supply agreement at a higher rate per MWh, net of lost Ohio T&D revenues and
- increased MWhs generated.

These factors contributing to increases in 2006 operating revenues were partially offset by a decrease in average market prices, the March 2006 assignment of AE Supply's rights to generation from the Ohio Valley Electric Corporation ("OVEC") in connection with the December 31, 2004 sale of a portion of AE's equity interest in OVEC, the expiration of third-party transmission capacity contracts and decreased revenues associated with the completion of a construction services project during the second quarter of 2006.

Operating Income

Operating income increased $85.0 million for 2007 compared to 2006, due to:

- the $185.5 million increase in operating revenues discussed above,
- partially offset by an $88.1 million increase in fuel expense.

Fuel expense increased primarily due to higher coal, natural gas and emission allowance costs. The higher coal costs were primarily due to an increase in the average price of coal. The higher natural gas costs resulted from an increase in the amount of natural gas burned as a result of an increase in the dispatch of Allegheny's gas-fired generation facilities.

Operating income increased $195.5 million in 2006 compared to 2005, due to:

- the $83.6 million increase in operating revenues discussed above and
- a $111.9 million decrease in operating expenses.

Operating expenses decreased as a result of a $75.3 million decrease in purchased power and transmission expense, a $29.3 million loss recorded during 2005 in connection with the sale of Monongahela's Ohio T&D assets, a $49.6 million decrease in operations and maintenance expense and a $35.1 million decrease in depreciation and amortization expense, partially offset by an $83.6 million increase in fuel expense. Purchased power and transmission decreased due to the March 2006 assignment of AE Supply's rights to generation from OVEC, a reduction in contracts that were designated as normal purchase and normal sale, a refund received on certain transmission charges and a reduction in power purchases due to the 2005 sale of Monongahela's Ohio T&D assets. Operations and maintenance expense decreased due to litigation settlements, a reduction in accrued site remediation reserves associated with a previously terminated generation project, reductions in costs associated with a completed construction services project and decreased salaries and wages expense related to a decrease in the number of information technology employees as a result of the 2005 outsourcing of this function. These decreases were partially offset by increased outside services expense due to costs associated with the implementation of Allegheny's information technology initiatives. Depreciation and amortization expense decreased due to the extension of the depreciable lives of Allegheny's unregulated coal-fired generation facilities, partially offset by increased depreciation resulting from net property, plant and equipment additions. Fuel expense increased primarily due to an increase in coal expense resulting from an increase in the average price of coal and an increase in the amount of coal consumed, partially offset by a decrease in natural gas expense resulting from a decrease in the average price of natural gas and a decrease in the amount of natural gas consumed.

Income from Continuing Operations Before Income Taxes and Minority Interest

Income from continuing operations before income taxes and minority interest increased $171.3 million for 2007 compared to 2006, primarily due to:

- the $85.0 million increase in operating income discussed above and
- an $83.5 million decrease in interest expense and preferred dividends, primarily due to the reversal of accrued interest resulting from the settlement of Allegheny's litigation with Merrill Lynch and Co., Inc. ("Merrill Lynch"), as well as lower average debt outstanding and increased capitalization of interest, partially offset by increased interest expense associated with the April 2007 issuance of environmental control bonds. See Note 28, "Subsequent Event," for additional information regarding the settlement of Allegheny's litigation with Merrill Lynch.

Income from continuing operations before income taxes and minority interest increased $354.3 million for 2006 compared to 2005, primarily due to:

- the $195.5 million increase in operating income discussed above and
- a $169.0 million decrease in interest expense and preferred dividends, primarily due to the premium and associated costs recorded during 2005 to redeem AE Supply's outstanding 10.25% and 13% Senior Notes, costs related to the April 2005 tender offer by AE and Allegheny Capital Trust I ("Capital Trust") for Capital Trust's outstanding Trust Preferred Securities, $38.5 million of interest recorded during the first quarter of 2005 related to a court decision in the litigation involving Merrill Lynch and lower average debt outstanding.

Income Tax Expense

The effective tax rates for Allegheny's continuing operations were 37.6%, 35.0% and 44.8% for 2007, 2006 and 2005, respectively. See Note 6, "Income Taxes," for a reconciliation of income tax expense to income tax expense calculated at the federal statutory rate of 35%.

Discontinued Operations

Allegheny had no income or loss from discontinued operations in 2007. Allegheny recorded income from discontinued operations, net of tax of $0.6 million for the year ended December 31, 2006 and losses from discontinued operations, net of tax of $6.1 million for the year ended December 31, 2005 related to agreements to sell, or decisions to sell, certain non-core assets.

The $6.7 million increase in income from discontinued operations, net of tax for 2006 compared to 2005 primarily reflects adjustments associated with the sale of AE Supply's natural gas-fired peaking facilities.

See Note 14, "Discontinued Operations," for additional information.

DISCUSSION OF SEGMENT RESULTS OF OPERATIONS:

Delivery and Services

The following table provides retail electricity sales information:

	Normal	2007	2006	2005	2007 Change	2006 Change
Retail electricity sales (million kWhs)	N/A	44,901	43,178	48,275	4.0%	(10.6)%
HDD	5,605	5,199	4,861	5,333	7.0%	(8.9)%
CDD	776	1,007	781	1,087	28.9%	(28.2)%

Operating Revenues

Operating revenues were as follows:

(In millions)	2007	2006	2005
Retail electric:			
Generation	$1,813.2	$1,688.0	$1,783.9
Transmission	166.0	160.3	176.0
Distribution	698.9	682.8	711.0
Total retail electric	2,678.1	2,531.1	2,670.9
Transmission services and bulk power	110.1	150.7	115.9
Other affiliated and nonaffiliated energy services	41.0	35.9	58.7
Total operating revenues	$2,829.2	$2,717.7	$2,845.5

Retail electric revenues increased $147.0 million for 2007 compared to 2006, primarily due to:

- a $125.2 million increase in generation revenues and
- a $21.8 million increase in T&D revenues.

Generation revenues increased primarily due to a $52.0 million increase resulting from higher generation rates charged to Pennsylvania customers, a $15.5 million increase resulting from higher market rates for commercial and industrial customers in Maryland, a $21.1 million increase from the West Virginia Rate Order, which approved an increase in generation rates charged to customers, and a $29.4 million increase due to increased customer load from increases in HDD and CDD.

T&D revenues increased primarily due to a $42.7 million increase from increased customer load and an $11.1 million increase due to the expiration of a Maryland customer choice credit, partially offset by a $29.4 million decrease as a result of the West Virginia Rate Order.

Retail electric revenues decreased $139.8 million for 2006 compared to 2005, primarily due to:

- a $95.9 million decrease in generation revenues due to the following items:
  - a $70.9 million decrease due to the expiration of a contract with one large industrial customer in Maryland in December 2005,
  - a $42.0 million decrease due to milder weather and lower industrial usage, partially offset by increased load growth from new customers and customer usage,
  - a $39.4 million decrease due to certain Potomac Edison customers choosing alternate electricity generation providers and
  - a $47.7 million decrease due to the sale of Monongahela's Ohio service territory on December 31, 2005,

- partially offset by a $52.0 million increase in revenues as a result of the transition to market-based generation rates for Maryland commercial and industrial customers, as well as an increase in Monongahela's effective generation rates and a $52.1 million increase in revenues as a result of higher generation rates charged to Pennsylvania customers, offset by a lower surcharge rate for intangible transition charge revenues,

- and a $43.9 million decrease in T&D revenues, primarily as a result of an $8.8 million decrease in revenue from the expiration of a contract with one large industrial customer in Maryland in December 2005, a $21.2 million decrease associated with the sale of Monongahela's Ohio service territory and a $13.9 million decrease due to milder weather and lower industrial usage, partially offset by increased load growth from new customers and customer usage.

Distribution revenues from customers who chose alternate generation suppliers are reflected in retail electric revenues regardless of the customers' election to receive service from Allegheny or an alternate generation supplier. However, transmission revenues attributable to retail customers served by alternate generation suppliers are no longer reflected in retail revenues, but, instead, are reflected in transmission and bulk power revenues. The return of customers to default generation service results in an increase in total revenues due to the addition of a generation charge that Allegheny did not collect while those customers were using alternate generation suppliers.

Transmission services and bulk power revenues decreased by $40.6 million for 2007 compared to 2006, primarily due to the May 2007 expiration of a fixed price power supply agreement to serve Monongahela's former Ohio service territory.

Transmission services and bulk power revenues increased by $34.8 million for 2006 compared to 2005, primarily due to:

- a $77.6 million increase in bulk power revenues related to Monongahela's fixed price power supply agreement with Columbus Southern to serve Monongahela's former Ohio service territory as of January 1, 2006,

- partially offset by a $30.5 million decrease in transmission revenues related to the expiration of third-party transmission capacity contracts and a $12.6 million decrease in bulk power revenues resulting from decreased power sales from the AES Warrior Run PURPA generation facility due to a scheduled outage at that facility during the first quarter of 2006 and a contractual reduction in the capacity rate at the facility.

Other affiliated and nonaffiliated energy services revenues increased $5.1 million for 2007 compared to 2006, primarily due to the deferral of revenue on certain fiber optic agreements during the first quarter of 2006 and the impact of regulatory activities related to certain transmission contracts.

Other affiliated and nonaffiliated energy services revenues decreased $22.8 million for 2006 compared to 2005, primarily due to decreased revenues associated with a construction services project that was completed during the second quarter of 2006.

Operating Expenses

Purchased Power and Transmission: Purchased power and transmission represents the Distribution Companies' power purchases from other companies (primarily AE Supply and Monongahela), as well as purchases from qualifying facilities under PURPA. Purchased power and transmission consists of the following items:

(In millions)	2007	2006	2005
Other purchased power and transmission	$1,780.9	$1,569.2	$1,669.7
From PURPA generation	158.3	203.8	209.0
Total purchased power and transmission	$1,939.2	$1,773.0	$1,878.7

West Penn and Potomac Edison currently have power purchase agreements with AE Supply, under which AE Supply provides West Penn and Potomac Edison with the majority of the power necessary to meet their PLR obligations. These agreements have both fixed-price and market-based pricing components. In addition, through December 31, 2006, Potomac Edison had a power purchase agreement with AE Supply under which AE Supply provided Potomac Edison with the power necessary to meet its West Virginia load obligation at a fixed rate. In connection with the Asset Swap, Monongahela assumed the obligation to supply power to serve Potomac Edison's West Virginia load. Thus, effective January 1, 2007, Potomac Edison purchases the power necessary to service its West Virginia customers from Monongahela's Generation and Marketing segment at a prorated share of overall Monongahela generation costs and associated revenue. Effective with the institution under the 2007 West Virginia Rate Order of the ENEC method of recovering net power supply costs for Allegheny's West Virginia service territory, the amount charged to Potomac Edison reflects the adjustment for over and/or under recovery. See "Business—Electric Facilities" and "Business—Regulatory Framework Affecting Allegheny" above, Note 4, "Rates and Regulation" and Note 7 "Asset Swap," for additional information.

Through December 31, 2006, to facilitate the economic dispatch of its generation, Monongahela sold the power that it generated from its West Virginia jurisdictional assets to AE Supply at PJM market prices and purchased from AE Supply, at PJM market prices, the power necessary to meet its West Virginia jurisdictional customer load. Effective January 1, 2007, Monongahela sells the power that it generates from its West Virginia jurisdictional assets into the PJM market and purchases from the PJM market the power necessary to meet its West Virginia jurisdictional customer load and its contractual obligations. The net revenue from these PJM purchases and sales is reflected in wholesale and other revenues, net within the Generation and Marketing segment.

Other purchased power and transmission increased $211.7 million for 2007 compared to 2006, primarily due to:

- a $74.9 million increase due to increased purchased power volume, primarily as a result of increases in HDD and CDD, increased customer load and the decrease in purchased power from PURPA generation, primarily as a result of a January 1, 2007 transfer of Monongahela's PURPA contracts from the Delivery and Services segment to the Generation and Marketing segment, which caused a corresponding increase in other purchased power and transmission,
- a $60.8 million increase due to market-based rates in Virginia beginning July 1, 2007 (See "Business—Regulatory Framework Affecting Allegheny" above and Note 4, "Rates and Regulation," for additional information regarding market-based rates in Virginia),
- a $52.0 million increase, primarily due to a net increase in the price of purchased power from AE Supply for Pennsylvania customers, which is passed on to AE Supply under the terms of a power supply agreement between West Penn and AE Supply,
- a $33.9 million increase, primarily due to the January 1, 2007 activity between Potomac Edison and Monongahela discussed above (Monongahela's revenues relating to this agreement are included in the Generation and Marketing segment) and
- a $17.7 million increase due to the West Virginia Rate Order, which approved an increase in generation rates charged to customers (resulting in greater costs to the Delivery and Services segment and greater revenues to the Generation and Marketing segment),
- partially offset by a $21.8 million decrease due to the expiration of a contract to supply power for Monongahela's former Ohio electric service territory through May 2007.

Purchased power from PURPA generation decreased $45.5 million for 2007 compared to 2006, primarily as a result of a January 1, 2007 transfer of Monongahela's PURPA contracts from the Delivery and Services segment to the Generation and Marketing segment, partially offset by increased power purchased from the AES Warrior Run PURPA generation facility, primarily due to a scheduled outage at that facility during 2006 that did not recur during 2007.

Other purchased power and transmission decreased $100.5 million for 2006 compared to 2005, primarily due to:

- a $74.0 million decrease due to milder weather and lower industrial usage, partially offset by increased load growth from new customers and customer usage,
- a $70.8 million decrease related to the expiration of a contract with one large industrial customer in Maryland in December 2005,
- a $39.4 million decrease as a result of commercial and industrial customers electing third-party generation providers in Maryland and
- a $36.6 million decrease related to the sale of Monongahela's Ohio service territory on December 31, 2005,
- partially offset by a $54.5 million increase, primarily due to a net increase in the price of purchased power from AE Supply for Pennsylvania customers, effective January 1, 2006, as a result of a rate increase arising from a settlement approved by the Pennsylvania PUC and a $65.9 million increase as a result of the transition to market-based generation rates for Maryland commercial and industrial customers.

Purchased power from PURPA generation decreased $5.2 million for 2006 compared to 2005, primarily due to decreased power purchased from the AES Warrior Run PURPA generation facility due to a scheduled outage at that facility during 2006 and a decrease in the contractual capacity rate at that facility.

Loss on Sale of Ohio T&D Assets: During 2005, the Delivery and Services segment recorded a loss of $29.3 million in connection with the sale of Monongahela's electric T&D assets in Ohio. The loss was based on the estimated value, at December 31, 2005, of Monongahela's power sales agreement with Columbus Southern to provide power at below-market prices from January 1, 2006 through May 31, 2007, partially offset by approximately $8.0 million, representing the purchase price less the net book value of the assets at December 31, 2005 and approximately $2.0 million in expenses associated with the sale.

Deferred Energy Costs, Net: Deferred energy costs, net represents a component of expense to reconcile the period in which increases or decreases in certain energy costs are incurred to the period in which such costs are recovered in rates. Deferred energy costs relate to the following:

AES Warrior Run PURPA Generation

To satisfy certain of its obligations under PURPA, Potomac Edison entered into a long-term contract beginning July 1, 2000 to purchase capacity and energy from the AES Warrior Run PURPA generation facility through the beginning of 2030. Potomac Edison is authorized by the Maryland PSC to recover all contract costs from the AES Warrior Run PURPA generation facility, net of any revenues received from the sale of AES Warrior Run output into the wholesale energy market, by means of a retail revenue surcharge (the "AES Warrior Run Surcharge"). Any under-recovery or over-recovery of net costs is being deferred pending subsequent recovery from, or return to, customers through adjustments to the AES Warrior Run Surcharge.

Market-based Maryland Generation Costs

Potomac Edison is authorized by the Maryland PSC to recover the costs associated with the generation component of power sold to certain commercial and industrial customers who did not choose a third-party alternative generation provider. A regulatory asset or liability is recorded on Potomac Edison's balance sheet relative to any under-recovery or over-recovery for the generation component of costs charged to Maryland commercial and industrial customers. Deferred energy costs, net relate, in part, to the recovery from, or payment to, customers related to these generation costs, to the extent amounts paid for generation costs differ from prices currently charged to customers.

Deferred energy costs, net were as follows:

(In millions)	2007	2006	2005
Deferred energy costs, net:			
PURPA generation	$(3.1)	$4.3	$(0.8)
Market-based generation and other costs	0.3	3.3	(0.7)
Total deferred energy costs, net	$(2.8)	$7.6	$(1.5)

The $10.4 million change in deferred energy costs, net for 2007 compared to 2006 represents a net credit to expense, primarily related to the AES Warrior Run PURPA generation facility and decreased deferred market-based Maryland generation costs.

The $9.1 million change in deferred energy costs, net for 2006 compared to 2005 represents a net expense, primarily related to the PURPA facilities described above and increased deferred market-based Maryland generation costs.

Operations and Maintenance: Operations and maintenance expenses primarily include salaries and wages, employee benefits, materials and supplies, contract work, outside services and other expenses. Operations and maintenance expenses were as follows:

(In millions)	2007	2006	2005
Operations and maintenance	$342.5	$344.0	$388.5

Operations and maintenance expenses decreased $1.5 million for 2007 compared to 2006, primarily due to:

- a $9.8 million decrease in contractor services and
- a $2.9 million decrease in insurance expense, primarily due to reduced claim reserves,
- partially offset by a $5.5 million increase in labor and overhead expense and a $5.2 million increase in outside services expense, primarily due to a $4.6 million contingent fee relating to a consulting project and increased legal fees.

Operations and maintenance expenses decreased $44.5 million for 2006 compared to 2005, primarily due to:

- approximately $20 million of reduced expenses primarily due to a $15 million charge associated with an arbitration settlement in 2005 and a $4.9 million environmental insurance settlement credit during 2006,
- a $17.6 million decrease in equipment procurement and subcontracting costs associated with a construction services project that was completed during the second quarter of 2006 and
- a $13.1 million decrease in salaries and wages expenses, primarily due to a decrease in the number of information technology employees as a result of the outsourcing of this function during 2005,
- partially offset by an $11.4 million increase in outside service expenses, primarily due to costs associated with the implementation of Allegheny's information technology initiatives.

Depreciation and Amortization: Depreciation and amortization expenses were as follows:

(In millions)	2007	2006	2005
Depreciation and amortization	$162.4	$151.3	$153.6

Depreciation and amortization expenses increased $11.1 million for 2007 compared to 2006, primarily due to increased depreciation resulting from net property, plant and equipment additions, amortization of regulatory assets and the West Virginia Rate Order, which shortened the depreciable lives of certain T&D assets.

Depreciation and amortization expenses decreased $2.3 million for 2006 compared to 2005, primarily due to the sale of Monongahela's electric T&D assets in Ohio and the retirement of certain software that became fully amortized during 2006.

Taxes Other Than Income Taxes: Taxes other than income taxes primarily includes business and occupation taxes, gross receipts taxes, payroll taxes and property taxes. Taxes other than income taxes were as follows:

(In millions)	2007	2006	2005
Taxes other than income taxes	$134.0	$122.0	$130.4

Taxes other than income taxes increased $12.0 million for 2007 compared to 2006, primarily due to:

- a $7.3 million increase, primarily due to tax benefits recorded during 2006 as a result of the conclusion of a tax audit and
- a $7.0 million increase in gross receipts tax, primarily due to increased taxable revenues in Pennsylvania.

Taxes other than income taxes decreased $8.4 million for 2006 compared to 2005, primarily due to tax benefits recorded as a result of the conclusion of a tax audit.

Other Income and Expenses, Net

Other income and expenses, net were as follows:

(In millions)	2007	2006	2005
Other income and expenses, net	$16.2	$22.2	$24.2

Other income and expenses, net decreased $6.0 million for 2007 compared to 2006, primarily as a result of a $2.7 million decrease in interest income on investments due to lower investment balances and a $2.4 million decrease related to premium services.

Other income and expenses, net decreased $2.0 million for 2006 compared to 2005, primarily as a result of proceeds received from unregulated investments during 2005.

Interest Expense and Preferred Dividends:

Interest expense and preferred dividends were as follows:

(In millions)	2007	2006	2005
Interest expense and preferred dividends	$74.0	$81.4	$123.3

Interest expense and preferred dividends decreased $7.4 million for 2007 compared to 2006, primarily due to lower average debt outstanding and the write-off of prior deferred financing costs during 2006 that did not recur during 2007.

Interest expense and preferred dividends decreased $41.9 million for 2006 compared to 2005, primarily due to:

- $21.0 million of costs related to the April 2005 tender offer for Capital Trust's outstanding Trust Preferred Securities and
- a $20.9 million decrease in interest expense on long-term debt, primarily due to lower average debt outstanding.

See Note 11, "Capitalization and Short-Term Debt," for additional information regarding Allegheny's debt.

Income Tax Expense

The effective tax rate for 2007 was 39.9%. Income tax expense for 2007 was higher than the income tax expense calculated at federal statutory tax rate of 35%, primarily due to state taxes that increased the rate by 2.3%, rate-making effects of depreciation that increased the rate by 3.0% and changes in tax reserves related to uncertain tax positions that increased the rate by 1.4%, offset by consolidated tax savings and amortization of investment tax credit that reduced the rate by 1.8%.

The effective tax rate for 2006 was 30.7%. Income tax expense for 2006 was lower than the income tax expense calculated at the federal statutory tax rate of 35%, primarily due to the Delivery and Services segment's share of consolidated tax savings and a $9.1 million benefit due to the resolution of federal and state tax audit issues.

The effective tax rate for 2005 was 32.5%. Income tax expense for 2005 was lower than the income tax expense calculated at the federal statutory tax rate of 35%, primarily due to the Delivery and Services segment's share of consolidated tax savings.

Discontinued Operations

Income (loss) from discontinued operations, net of tax for the Delivery and Services segment was as follows:

(In millions)	2007	2006	2005
Income (loss) from discontinued operations, net of tax	$—	$(1.0)	$1.0

The $2.0 million increase in loss from discontinued operations, net of tax for 2006 compared to 2005 was due to additional business and occupation taxes recorded as a result of the conclusion of an audit.

Generation and Marketing

The following table provides electricity generation information, excluding kWhs consumed by pumping at the Bath County, Virginia hydroelectric station:

	2007	2006	2005	2007 Change	2006 Change
Generation (million kWhs)	48,235	48,606	48,100	(0.8)%	1.1%

Operating Revenues

Operating revenues were as follows:

(In millions)	2007	2006	2005
Revenue from affiliates	$1,654.1	$1,423.2	$1,501.5
PJM revenue, net	430.4	393.0	200.2
Fort Martin scrubber surcharge	17.5	—	—
Other, including cash flow hedges and trading activities, net	39.3	18.2	1.6
Total operating revenues	$2,141.3	$1,834.4	$1,703.3

Revenue from affiliates: Revenue from affiliates results primarily from the sale of power to the Distribution Companies.

AE Supply currently provides Potomac Edison and West Penn with a majority of the power necessary to meet their PLR obligations under power sales agreements that have both fixed-price and market-based pricing components. In addition, through December 31, 2006, AE Supply had a power sales agreement with Potomac Edison to provide the power necessary to meet Potomac Edison's West Virginia load obligation at a fixed rate. In connection with the Asset Swap, Monongahela assumed the obligation to supply power to serve Potomac Edison's West Virginia load. Thus, effective January 1, 2007, Potomac Edison purchases the power necessary to service its West Virginia customers from Monongahela at a prorated share of overall Monongahela generation costs and associated revenue. Effective with the institution under the 2007 West Virginia Rate Order of the ENEC for Allegheny's West Virginia service territory, the amount charged to Potomac Edison reflects the adjustment for over and/or under recovery. See "Business – Fuel, Power and Resource Supply" and "Business—Regulatory Framework Affecting Allegheny" above, Note 4, "Rates and Regulation" and Note 7 "Asset Swap," for additional information.

Through December 31, 2006, to facilitate the economic dispatch of its generation, Monongahela sold the power that it generated from its West Virginia jurisdictional assets to AE Supply at PJM market prices and purchased from AE Supply, at PJM market prices, the power necessary to meet its West Virginia jurisdictional customer load. AE Supply recorded these transactions with Monongahela as either affiliated revenue or affiliated purchased power and transmission expense, depending on energy requirements as determined on an hourly basis. Effective January 1, 2007, Monongahela sells the power that it generates from its West Virginia jurisdictional assets into the PJM market and purchases from the PJM market the power necessary to meet its West Virginia jurisdictional customer load and its contractual obligations. The net revenue from these PJM purchases and sales is reflected in wholesale and other revenues, net.

The average rate at which the Generation and Marketing segment sold power to the Distribution Companies was $38.43, $35.17 and $33.01 per MWh for the years ended December 31, 2007, 2006 and 2005, respectively.

Revenue from affiliates increased $230.9 million for 2007 compared to 2006, primarily due to:

- a $92.5 million increase in Monongahela's West Virginia affiliated revenues due to an increase in sales volume and price, including a $66.2 million increase reflecting the transfer of Monongahela's PURPA contracts to the Generation and Marketing segment from the Delivery and Services segment, causing a corresponding increase in both revenues and purchased power, and an $17.7 million increase due to the West Virginia Rate Order, which increased generation rates charged to customers (such increases result in greater costs to the Delivery and Services segment and greater revenues to the Generation and Marketing segment),
- a $52.0 million increase due to higher generation rates charged to Pennsylvania customers, which are passed on to AE Supply under the terms of a power supply agreement between West Penn and AE Supply,
- a $51.4 million increase as a result of higher prices during the third and fourth quarter 2007 due to a new power sales agreement with Potomac Edison effective July 1, 2007, which were partially offset by decreased sales volumes for certain of Potomac Edison's customers in Virginia,
- a $33.9 million increase in affiliated revenues from Potomac Edison due to the assignment, in connection with the Asset Swap, of AE Supply's below-market power supply agreement to serve Potomac Edison's West Virginia load obligations, as a result of which, Potomac Edison now purchases from Monongahela the power necessary to service its West Virginia customers at rates that are greater than the rates under the AE Supply agreement at a prorated share of overall Monongahela generation costs,
- a $6.1 million increase related to higher contractual rates with increased sales volumes for certain of Potomac Edison's customers in Maryland and
- increased sales volumes as a result of increases in HDD and CDD and increased customer load,

- partially offset by an $18.7 million decrease in ancillary service revenues from the Delivery and Services segment due to a contract expiration.

Revenue from affiliates decreased $78.3 million for 2006 compared to 2005, primarily due to:

- a $70.8 million decrease in revenue related to the expiration of a contract with one large industrial customer in Maryland in December 2005,
- a $20.9 million decrease in revenue related to decreased sales volumes from certain of Potomac Edison's commercial and industrial customers in Maryland,
- a $14.9 million decrease in revenue related to decreased sales volumes as a result of Monongahela no longer serving customers in its former Ohio service territory, which was sold on December 31, 2005, and the concurrent expiration of a power supply contract between Monongahela and AE Supply and
- decreased sales volumes as a result of milder weather, which caused a decrease in electricity demand by the Delivery and Services segment,
- partially offset by a $67.5 million increase in affiliated revenues related to higher generation rates charged to Pennsylvania customers, effective January 1, 2006, as a result of a West Penn settlement approved by the Pennsylvania PUC.

PJM revenue, net: PJM revenue was as follows:

(In millions)	2007	2006	2005
PJM Revenue:			
Generation sold into PJM	$ 2,418.9	$ 2,055.4	$ 2,536.1
Power purchased from PJM	(1,988.5)	(1,662.4)	(2,335.9)
Net	430.4	393.0	200.2

PJM revenue, net increased $37.4 million for 2007 compared to 2006, primarily due to higher revenues from generation sold into PJM, partially offset by an increase in power purchased from PJM. Revenues from generation sold into PJM were higher, primarily due to an increase in the market price of power, increased PJM capacity market revenues and an increase in the dispatch of gas-fired generation facilities as a result of higher market prices for electricity, partially offset by a decrease in MWhs generated due to a decrease in supercritical plant availability. Power purchased from PJM increased due to an increase in the market price of power, increased sales volume from the Distribution Companies due to increases in HDD and CDD, increased customer load, increased sales volumes for certain of Potomac Edison's customers in Maryland and Virginia and the transfer of Monongahela's PURPA contracts to the Generation and Marketing segment from the Delivery and Services segment. These amounts were partially offset by the expiration of certain contracts to provide ancillary load services.

PJM revenue, net increased $192.8 million for 2006 compared to 2005, primarily due to lower purchased power from PJM, partially offset by a decrease in revenues from generation sold into PJM. Revenues from generation sold into PJM were lower primarily due to a decrease in the market price of power and the March 2006 assignment of rights to generation from OVEC in connection with the sale of a portion of AE's equity interest in OVEC, partially offset by a 1.1% increase in MWhs generated. During 2006, the weighted average "round-the-clock" price for power in Allegheny's region of PJM, the APS Zone of the PJM market, was approximately $46.50 per MWh, which represents a decrease of approximately 20% compared to 2005. The increase in MWhs generated was due to increased availability of Allegheny's supercritical plants. Power purchased from PJM decreased due to a decrease in the market price of power and milder weather. In addition, power purchased from PJM decreased due to the expiration in December 2005 of a contract between Potomac Edison and one large industrial customer in Maryland that is no longer required to be served by AE Supply, a decrease in sales volume related to certain of Potomac Edison's commercial and industrial customers in Maryland and reduced power needs because Monongahela is no longer serving customers in its former Ohio service territory, which was sold on December 31, 2005.

Fort Martin scrubber surcharge:

The $17.5 million Fort Martin scrubber surcharge revenue relates to an environmental control surcharge that Monongahela and Potomac Edison impose on their West Virginia retail customers following the April 2007 Fort Martin securitization financings. This surcharge is intended to recover a portion of the specific costs to construct the Scrubbers at Fort Martin and certain related financing costs and will result in no net income or loss. A regulatory liability is recorded for amounts billed in excess of costs incurred. See "Business—Regulatory Framework Affecting Allegheny" above and Note 11, "Capitalization and Short-Term Debt" for additional information regarding the securitization transaction.

Other Operating Revenues:

Other operating revenues increased $21.1 million for 2007 compared to 2006, primarily due to increased marketing contract sales to third parties and the results of risk management and trading activities, including cash flow hedges and emission allowance strategies.

Other operating revenues increased $16.6 million for 2006 compared to 2005, primarily due to increased marketing contract sales to third parties, proceeds from the sale of excess PRB coal and an increase in net gains from cash flow hedges and trading activities.

Fair Value of Contracts: Derivatives are recorded in Allegheny's Consolidated Balance Sheets at fair value, with changes in the fair value of the derivative contract included in revenues or expenses on the Consolidated Statements of Income unless the derivative falls within the "normal purchases and normal sales" scope exception of SFAS 133 or is designated as a hedge for accounting purposes. The normal purchases and normal sales scope exception requires, among other things, physical delivery in quantities expected to be used or sold over a reasonable period in the normal course of business. Contracts that are designated as normal purchases and normal sales are accounted for under accrual accounting and, therefore, are not recorded on the balance sheet at fair value. For certain transactions that are designed to hedge the cash flows of a forecasted transaction, the effective portion of the hedge is recorded as a separate component of stockholders' equity under the caption "Accumulated other comprehensive income (loss)" and subsequently reclassified into earnings when the forecasted transaction is completed or settled. Changes in any ineffective portion of the hedge are immediately recognized in earnings.

Fair values for exchange-traded instruments, principally futures and certain options, are based on actively quoted market prices. Fair values are subject to change in the near term and reflect management's best estimate based on various factors. In establishing the fair value of commodity contracts that do not have quoted prices, such as physical contracts, over-the-counter options and swaps, management uses available market data and pricing models to estimate fair values. Estimating fair values of instruments that do not have quoted market prices requires management's judgment in determining amounts which could reasonably be expected to be received from, or paid to, a third party in settlement of the instruments. These amounts could be materially different from amounts that might be realized in an actual sale transaction. At December 31, 2007, Allegheny's portfolio consisted of derivatives with actively quoted prices.

The following table disaggregates the net fair values of derivative contract assets and liabilities, based on the underlying market price source and the contract settlement periods. The table excludes non-derivatives such as Allegheny's generation assets, the Distribution Companies' PLR requirements and SFAS 133 scope exceptions under the normal purchase and normal sale election:

Classification of contracts by source of fair value (In millions)	Fair value of contracts at December 31, 2007					
	Settlement by:					
	2008	2009	2010	2011	2012	Total
Prices actively quoted	$(14.1)	$(5.6)	$(5.7)	$(1.5)	$—	$(26.9)
Prices provided by other external sources	—	—	—	—	—	—
Prices based on models	—	—	—	—	—	—
Total	$(14.1)	$(5.6)	$(5.7)	$(1.5)	$—	$(26.9)

See Note 12, "Derivative Instruments and Hedging Activities," for additional information.

Operating Expenses

Fuel: Fuel expense represents the cost of coal, natural gas, oil, lime and other materials consumed in the generation of power, emission allowances, fuel handling and residual disposal costs. Fuel expense was as follows:

(In millions)	2007	2006	2005
Fuel	$930.8	$842.7	$759.1

Total fuel expense increased by $88.1 million for 2007 compared to 2006, primarily due to a $40.0 million increase in coal expense, a $29.9 million increase in natural gas expense and a $12.8 million increase in emission allowance expense. The increase in coal expense was primarily due to an increase in the average price of coal of $2.69 per ton. The increase in natural gas expense was primarily due to a 3.8 million decatherm increase in the amount of natural gas burned. The increase in the amount of natural gas burned was primarily due to an increase in the dispatch of gas-fired generation facilities as a result of higher market prices for power.

Total fuel expense increased by $83.6 million for 2006 compared to 2005, primarily due to a $98.3 million increase in coal expense, partially offset by a $20.8 million decrease in natural gas expense. The increase in coal expense was due to an increase in the average price of coal of $3.27 per ton and a 1.0 million-ton increase in the amount of coal burned. The increase in the amount of coal burned was primarily due to an increase in the use of lower British Thermal Unit ("BTU") PRB coal and an increase in total MWhs generated. The decrease in natural gas expense was due to a decrease in the average price of natural gas of $1.19 per decatherm and a 1.5 million decatherm decrease in the amount of natural gas burned.

Purchased Power and Transmission: Purchased power and transmission expenses, including purchases from qualifying facilities under PURPA, were as follows:

(In millions)	2007	2006	2005
Other purchased power and transmission	$ 41.9	$33.2	$81.0
From PURPA generation	66.2	—	—
Purchased power and transmission	$108.1	$33.2	$81.0

Purchased power and transmission expenses increased $74.9 million for 2007 compared to 2006, primarily due to a $66.2 million increase in purchased power from PURPA generation as a result of a January 1, 2007 transfer of Monongahela's PURPA contracts from the Delivery and Services segment to the Generation and Marketing segment.

Purchased power and transmission expenses decreased $47.8 million for 2006 compared to 2005, primarily due to the March 2006 assignment of AE Supply's rights to generation from OVEC in connection with the sale of a portion of AE's equity interest in OVEC, a reduction in contracts that were designated as normal purchase and normal sale and a refund received on certain transmission charges.

Gain on Sale of OVEC Power Agreement and Shares: On December 31, 2004, AE sold a 9% equity interest in OVEC to Buckeye Power Generating, LLC. The gain on sale of OVEC power agreement and shares were $6.1 million for 2006 and represent the release, in connection with the fulfillment of certain post-closing commitments of the parties, of the proceeds of the transaction that were placed in escrow at the time of the sale.

Deferred Energy Costs, Net: Deferred energy costs, net represents a component of expense to reconcile the period in which increases or decreases in certain energy costs are incurred to the period in which such costs are recovered in rates. Deferred energy costs relate primarily to the following:

Expanded Net Energy Cost ("ENEC")

The May 22, 2007 West Virginia Rate Order re-established an annual ENEC method of recovering net power supply costs, including fuel costs, purchased power costs and other related expenses, net of related revenue. Under the ENEC, actual costs and revenues will be tracked for under and/or over recoveries, and revised ENEC rate filings will be made on an annual basis. Any under and/or over recovery of costs, net of related revenues, will be deferred, for subsequent recovery or refund, as a regulatory asset or regulatory liability with the corresponding impact on the Consolidated Statements of Income reflected within "Deferred energy costs, net." By order dated January 14, 2008, the West Virginia PSC approved a modification to the ENEC directing interest earnings on the Fort Martin scrubber project escrow fund to be applied to the ENEC. See "Business—Regulatory Framework Affecting Allegheny" above and Note 4, "Rates and Regulation," for additional information.

Grant Town PURPA Generation Facility

Monongahela acquires energy from the Grant Town PURPA generation facility in West Virginia. The West Virginia PSC approved an amendment to the Electric Energy Purchase Agreement between Monongahela and American Bituminous Power Partners, L.P., the owners of the Grant Town PURPA generation facility, in April 2006. The amendment provided for an increase in the price of energy that Monongahela is acquiring until 2017. The West Virginia PSC authorized Monongahela to institute a temporary surcharge designed to recover the increase in costs from West Virginia customers, as well as a deferred accounting mechanism by which actual aggregate amounts of the incremental cost increase were tracked and reconciled by comparison to the aggregate amounts recovered from West Virginia customers through the temporary surcharge. As a result of the West Virginia Rate Order, the increase in costs discussed above are included in the ENEC. Effective with the May 22, 2007 establishment of the ENEC, deferred costs related to the Grant Town PURPA generation facility were recorded within the Generation and Marketing segment and were no longer recorded within the Delivery and Services segment. See "Business—Regulatory Framework Affecting Allegheny" above and Note 4, "Rates and Regulation," for additional information.

Deferred energy costs, net were as follows:

(In millions)	2007	2006	2005
Deferred energy costs, net	$(7.3)	$—	$—

The $7.3 million change in deferred energy costs, net for 2007 compared to 2006 represents a net credit to expense, related to the Grant Town PURPA generation facility and the implementation of the ENEC.

Operations and Maintenance: Operations and maintenance expenses include salaries and wages, employee benefits, materials and supplies, contract work, outside services and other expenses. Operations and maintenance expenses were as follows:

(In millions)	2007	2006	2005
Operations and maintenance	$353.9	$349.0	$356.2

Operations and maintenance expenses increased $4.9 million for 2007 compared to 2006, primarily due to:

- an $8.1 million reduction in estimated site remediation costs associated with a previously terminated generation project and a $6.4 million reversal of a guarantee liability associated with the Hunlock Creek Energy Ventures ("HCEV") partnership, both of which occurred during 2006 and did not recur during 2007,
- partially offset by a $6.5 million reduction during 2007 in estimated site remediation costs associated with an ash disposal site and a $2.5 million decrease in insurance expense due to reduced claims.

Operations and maintenance expenses decreased $7.2 million for 2006 compared to 2005, primarily due to:

- a $14.5 million decrease in other operation and maintenance expense, primarily due to a $6.4 million reversal of a guarantee liability associated with the HCEV partnership and an $8.1 million reduction in accrued site remediation reserves associated with a previously terminated generation project and
- a $2.1 million decrease in salaries and wages expense due to a decrease in the number of information technology employees as a result of the outsourcing of this function during 2005,
- partially offset by a $2.7 million increase in contract work, primarily due to insurance proceeds received during 2005 related to Hatfield's Ferry Unit No. 2, which were recorded as an offset to contract work expense, increased planned maintenance costs, and an $8.0 million increase in outside services expense associated with the implementation of Allegheny's information technology initiatives.

See Note 25, "Guarantees and Letters of Credit" for additional information related to the HCEV partnership interest transaction.

Depreciation and Amortization: Depreciation and amortization expenses were as follows:

(In millions)	2007	2006	2005
Depreciation and amortization	$114.6	$121.8	$154.6

Depreciation and amortization expense decreased $7.2 million for 2007 compared to 2006, primarily due to the West Virginia Rate Order, which extended the depreciable lives of regulated generating assets, partially offset by increased depreciation resulting from net property, plant and equipment additions.

Depreciation and amortization expense decreased $32.8 million for 2006 compared to 2005, primarily due to the extension of the depreciable lives of Allegheny's unregulated coal-fired generation facilities, partially offset by increased depreciation resulting from net property, plant and equipment additions. The extension of the depreciable lives of Allegheny's unregulated coal-fired generation facilities is discussed further at Note 20, "Review of Estimated Remaining Service Lives and Depreciation Practices."

Taxes Other than Income Taxes: Taxes other than income taxes primarily includes business and occupation tax, payroll taxes and property taxes. Taxes other than income taxes were as follows:

(In millions)	2007	2006	2005
Taxes other than income taxes	$77.8	$81.3	$82.1

Taxes other than income taxes decreased $3.5 million for 2007 compared to 2006, primarily due to a $1.4 million decrease in franchise taxes due to the conclusion of a tax audit during the second quarter of 2007 and a $0.9 million decrease in business and occupation tax due to an increase in a revitalization credit.

Other Income and Expenses, Net

Other income and expenses, net were as follows:

(In millions)	2007	2006	2005
Other income and expenses, net	$26.8	$14.8	$21.1

Other income and expenses, net increased $12.0 million for 2007 compared to 2006, primarily due to an $8.4 million gain relating to an exchange transaction involving La Paz, Arizona real estate during the third quarter of 2007 and a $2.8 million increase in interest and dividend income on investments due to a higher average investment balance and higher interest rates on investments.

Other income and expenses, net decreased $6.3 million for 2006 compared to 2005, primarily as a result of $11.2 million received from a former trading executive's forfeited assets during 2005, partially offset by a $5.1 million increase in interest income on investments due to higher interest rates.

Interest Expense and Preferred Dividends

Interest expense and preferred dividends were as follows:

(In millions)	2007	2006	2005
Interest expense and preferred dividends	$120.2	$193.1	$318.2

Interest expense and preferred dividends decreased $72.9 million for 2007 compared to 2006, primarily due to the reversal of accrued interest resulting from the settlement of Allegheny's litigation with Merrill Lynch; lower average debt outstanding and increased capitalized interest due to capital projects, partially offset by increased interest associated with the April 2007 issuance of environmental control bonds. See Note 28, "Subsequent Event," for additional information regarding the settlement of Allegheny's litigation with Merrill Lynch.

Interest expense and preferred dividends decreased $125.1 million for 2006 compared to 2005, primarily due to:

- $32.6 million recorded during 2005 to reflect the premium and associated costs to redeem AE Supply's outstanding 10.25% and 13% Senior Notes,
- $26.2 million in costs related to the April 2005 tender offer for Capital Trust's outstanding Trust Preferred Securities,
- $38.5 million in interest expense recorded during the first quarter of 2005 related to a court decision in the litigation involving Merrill Lynch and
- a $19.1 million decrease in interest expense on long-term debt, primarily due to lower average debt outstanding.

For additional information regarding Allegheny's debt, see Note 11, "Capitalization and Short-Term Debt." For additional information regarding the litigation involving Merrill Lynch, see Note 27, "Commitments and Contingencies."

Income Tax Expense

The effective tax rate for 2007 was 36.7%. Income tax expense for 2007 was higher than the income tax expense calculated at the federal statutory tax rate of 35%, primarily due to state taxes that increased the rate by 2.7%, partially offset by the valuation adjustment of the Pennsylvania net operating loss, which decreased the rate by 1.0%.

The effective tax rate for 2006 was 39.8%. Income tax expense for 2006 was higher than the income tax expense calculated at the federal statutory tax rate of 35%, primarily due to state income taxes and a $15.7 million charge due to the effects of resolving tax audit issues.

The effective tax rate for 2005 was 37.7%. The effective tax rate was higher than the income tax expense calculated at the federal statutory rate of 35%, primarily due to state income taxes and the Generation and Marketing segment's share of consolidated tax savings.

Minority Interest in Net Income of Subsidiary

Minority interest in net income of subsidiary, which primarily represents an equity interest in AE Supply, was $3.1 million, $2.6 million and $0.6 million in 2007, 2006 and 2005, respectively.

Discontinued Operations

Income (loss) from discontinued operations, net of tax was as follows:

(In millions)	2007	2006	2005
Income (loss) from discontinued operations, net of tax	$—	$1.6	$(7.2)

Income from discontinued operations, net of tax decreased $1.6 million for 2007 compared to 2006, primarily due to adjustments associated with the sale of AE Supply's natural gas-fired peaking facilities in 2006.

Loss from discontinued operations, net of tax decreased $8.8 million for 2006 compared to 2005, primarily due to increased income reflecting adjustments associated with the sale of AE Supply's natural gas-fired peaking facilities, partially offset by income in 2005 associated with AE Supply's Wheatland generation facility, which was sold in August 2005.

See Note 14, "Discontinued Operations," for additional information.

Cumulative Effect of Accounting Change, Net

In connection with its adoption of FASB Interpretation 47, "Accounting for Conditional Asset Retirement Obligations," Allegheny recorded a charge of $5.9 million, net of income taxes, as the cumulative effect of an accounting change as of December 31, 2005.

Liquidity and Capital Requirements

To meet cash needs for operating expenses, the payment of interest, retirement of debt and construction programs, Allegheny has historically used internally generated funds (net cash provided by operations less common and preferred dividends) and external financings, including the sale of common and preferred stock, debt instruments, installment loans and lease arrangements. The timing and amount of external financings depend primarily upon economic and financial market conditions and Allegheny's cash needs and capital structure objectives. The availability and cost of external financings depend upon the financial condition of the companies seeking those funds and upon market conditions.

Allegheny manages short-term obligations with cash on hand and amounts available under revolving credit facilities. AE manages excess cash through Allegheny's internal money pool. The money pool provides funds to approved AE subsidiaries at the lower of the Federal Reserve's federal funds effective interest rate for the previous day, or the Federal Reserve's seven day commercial paper rate for the previous day, less four basis points. AE and AE Supply can only place money into the money pool. Monongahela, West Penn and Potomac Edison can either place money into, or borrow money from, the money pool. AGC can only borrow money from the money pool.

At December 31, 2007 and 2006, Allegheny had cash and cash equivalents of $258.8 million and $114.1 million, respectively and current restricted funds of $47.5 million and $12.9 million, respectively. Current restricted funds at December 31, 2007 included $35.2 million of funds collected from West Virginia customers that will be used to service the environmental control bonds issued in April 2007 in connection with the construction of the Scrubbers at Fort Martin and $12.3 million of intangible transition charges collected from West Penn customers related to Pennsylvania transition costs. Current restricted funds at December 31, 2006 related to intangible transition charges collected from West Penn customers related to Pennsylvania transition costs. In addition, at December 31, 2007, Allegheny had $347.0 million of long-term restricted funds relating to proceeds from the April 2007 issuance of environmental control bonds. See "2007 Debt Activity" below.

Allegheny had collateral deposits at December 31, 2007 and 2006 of $59.5 million and $39.4 million, respectively. These deposits are posted as security with counterparties, including PJM, for certain transactions and transmission and transportation tariffs. These amounts were included in "Current assets" on the Consolidated Balance Sheets.

At December 31, 2006, Allegheny had posted cash collateral $15.3 million, as security for surety bonds issued by a third party. These funds were invested in a temporary investment fund and were included in the caption "Other" within the "Investments and Other Assets" section of the Consolidated Balance Sheets.

At December 31, 2007, Allegheny's total borrowing capacity under AE's and AE Supply's respective revolving credit facilities and the use of this borrowing capacity were as follows:

(In millions)	Total Capacity	Borrowed	LOC's Issued	Available Capacity
AE Revolving Credit Facility	$400.0	$—	$ 6.7(a)	$393.3
AE Supply Revolving Facility	400.0	—	—	400.0
Total	$800.0	$—	$ 6.7	$793.3

(a) This amount represents a letter of credit issued in connection with a contractual obligation of Allegheny Ventures that expires in July 2008.

In addition to the amounts shown in the table above, AE Supply has a $3.0 million letter of credit outstanding that expires in February 2009 and was not issued under either AE's revolving credit facility or AE Supply's revolving credit facility.

Allegheny's consolidated capital structure, excluding short-term debt and minority interest, as of December 31, 2007 and 2006, was as follows:

	2007		2006	
(In millions)	**Amount**	**%**	**Amount**	**%**
Long-term debt	$4,039.3	61.4	$3,585.2	63.0
Common equity	2,535.4	38.6	2,080.4	36.6
Preferred equity	—	—	24.0	0.4
Total	$6,574.7	100.0	$5,689.6	100.0

2007 Debt Activity

In April 2007, MP Environmental Funding LLC, an indirect subsidiary of Monongahela, and PE Environmental Funding LLC, an indirect subsidiary of Potomac Edison, issued $344 million and $115 million, respectively, of Senior Secured Sinking Fund Environmental Control Bonds, Series A. These bonds securitize the right to collect an environmental control surcharge that Monongahela and Potomac Edison impose on their retail customers in West Virginia. The bonds were issued in several tranches with interest rates ranging from 4.98% to 5.52% and maturities ranging from July 2014 to July 2027. Net proceeds from the sale of the bonds represent restricted funds and will be used to fund the majority of costs to construct and install the Scrubbers at Fort Martin.

In September 2007, AE Supply amended its credit facility to increase the size of its revolving credit facility from $200 million to $400 million.

On October 22, 2007, at the request of AE Supply, Pleasants County, West Virginia and Harrison County, West Virginia issued $142 million of tax-exempt pollution control refunding bonds and $73.5 million of tax-exempt solid waste disposal refunding bonds, respectively (collectively, the "2007 AE Supply Bonds"). The 2007 AE Supply Bonds were issued to provide funds to repay pollution control and solid waste disposal bonds previously issued by these counties to finance certain facilities at Allegheny's Pleasants and Harrison generation facilities. Each series of 2007 AE Supply Bonds has a 30-year maturity and a 10-year call provision, and the weighted average interest rate of the 2007 AE Supply Bonds is 5.34%. Each series of 2007 AE Supply Bonds will be payable solely from payments to be made under a corresponding note from AE Supply.

On December 6, 2007, West Penn issued $275 million aggregate principal amount of 5.95% First Mortgage Bonds that mature in 2017. Proceeds from the First Mortgage Bonds were used in 2008 to repay a note payable and for other general corporate purposes.

On December 24, 2007, TrAIL Company issued a $10.0 million promissory note that matures on September 12, 2008. Proceeds from the promissory note will be used to fund the construction of the TrAIL Project pending completion of long-term financing for the TrAIL Project.

Allegheny made various other debt payments during 2007.

Issuances and repayments of indebtedness, by entity, during 2007 were as follows:

(In millions)	Issuances	Repayments
Monongahela:		
Environmental Control Bonds	$344.5	$ —
Pollution Control Bonds	—	15.5
Potomac Edison:		
Environmental Control Bonds	114.8	—
West Penn:		
First Mortgage Bonds	275.0	—
Transition Bonds (a)	5.5	79.9
AE Supply:		
Pollution Control Bonds	222.5	237.1
AE Supply Credit Facility	—	175.0
TrAIL Company:		
Short-Term Promissory Note	10.0	—
Eliminations (b)	(7.0)	(5.3)
Consolidated Total	$965.3	$502.2

(a) The issuance amounts represent interest that was accrued and added to the principal amount of certain of the bonds.

(b) Represents the elimination of certain pollution control bonds for which Monongahela and AE Supply are co-obligors.

2006 Debt Activity

On May 2, 2006, AE Supply entered into a new $967 million senior credit facility (the "AE Supply Credit Facility") comprised of a $767 million term loan (the "AE Supply Term Loan") and a $200 million revolving credit facility (the "AE Supply Revolving Facility"), which was increased to $400 million in September 2007. The AE Supply Credit Facility matures in 2011. Proceeds from the AE Supply Credit Facility were used to refinance $967 million outstanding under AE Supply's prior term loan. The AE Supply Revolving Facility can also be used, if availability exists, to issue letters of credit.

On May 22, 2006, AE and AE Supply entered into a new $579 million credit facility (the "AE Credit Facility") comprised of a $400 million senior unsecured revolving credit facility (the "AE Revolving Credit Facility") and a $179 million senior unsecured term loan (the "AE Term Loan"). The AE Credit Facility matures in 2011. Proceeds from the AE Credit Facility were used to refinance the $179 million outstanding under AE's prior credit facility and to continue $135 million of letters of credit issued under AE's prior revolving facility. In addition, subject to certain limitations, AE Supply is permitted to request letters of credit in an amount not in excess of $50 million directly under the AE Revolving Credit Facility. AE is permitted to request letters of credit in an amount not in excess of $125 million on behalf of AE Supply and its subsidiaries.

In August 2006, West Penn issued $145 million aggregate principal amount of 5.875% First Mortgage Bonds that mature in 2016. Proceeds from the First Mortgage Bonds were used to repay a portion of a note payable, to pay a dividend to Allegheny and for other general corporate purposes.

In September 2006, Monongahela issued $150 million aggregate principal amount of 5.70% First Mortgage Bonds that mature in 2017. Monongahela used the net proceeds from the sale of the $150 million aggregate principal amount of 5.70% First Mortgage Bonds, plus available cash on hand, to fund the repayment at maturity of $300 million aggregate principal amount of its 5.0% First Mortgage Bonds.

In October 2006, Potomac Edison issued $100 million aggregate principal amount of 5.80% First Mortgage Bonds that mature in 2016. Potomac Edison used the net proceeds from the sale of the bonds, plus available cash on hand, to fund the repayment at maturity of $100 million aggregate principal amount of its 5.0% Medium-Term Notes.

Allegheny made various other debt payments during 2006.

Issuances and repayments of indebtedness, by entity, during 2006 were as follows:

(In millions)	Issuances	Repayments
AE:		
AE Credit Facility	$ 219.1	$ 219.1
2005 AE Credit Facility	—	199.0
Monongahela:		
First Mortgage Bonds	150.0	300.0
AE Supply:		
AE Supply Credit Facility	967.0	220.0
2005 AE Supply Term Loan	—	989.0
Potomac Edison:		
First Mortgage Bonds	100.0	—
Medium-Term Notes	—	100.0
West Penn:		
First Mortgage Bonds	145.0	—
Transition Bonds (a)	5.2	75.8
Consolidated Total	$1,586.3	$2,102.9

(a) The issuance amounts represent interest that was accrued and added to the principal amount of certain of the bonds.

During 2008, AE Supply made payments of $125 million on its credit facility.

Asset Sales

In May 2006, AE Supply sold a receivable from the Tennessee Valley Authority (the "TVA") held by its Gleason operating unit for net proceeds of approximately $27.8 million. In December 2006, AE Supply completed the sale of the remaining assets associated with its Gleason generation facility to the TVA for net proceeds of $23 million.

On December 31, 2005, Monongahela completed the sale of its Ohio T&D assets to Columbus Southern for net proceeds of $51.8 million. The purchase price for the assets was the net book value at the time of closing, plus $10.0 million, less certain property taxes. The sale included a power sales agreement under which Monongahela provided power to Columbus Southern for Monongahela's former Ohio retail customers from the time of closing through May 31, 2007 at $45 per megawatt-hour, which at the time of the transaction was less than the projected market price for power. During 2005, Monongahela recorded a loss on the sale of $29.3 million based on the estimated value, at December 31, 2005, of Monongahela's power sales agreement with Columbus Southern to provide power at below-market prices from January 1, 2006 through May 31, 2007, partially offset by approximately $8.0 million, representing the purchase price less net book value of the assets at December 31, 2005 and approximately $2.0 million in expenses associated with the sale.

On September 30, 2005, Monongahela completed the sale of its West Virginia natural gas operations to Mountaineer Gas Holdings Limited Partnership, a partnership composed of IGS Utilities, LLC, IGS Holdings, LLC and affiliates of ArcLight Capital Partners, LLC, for approximately $161.0 million and the assumption of approximately $87.0 million of long-term debt. The assets sold included all of the issued and outstanding capital stock of Mountaineer Gas and certain other assets related to the West Virginia natural gas operations.

In August 2005, AE Supply and its subsidiaries, Allegheny Energy Supply Wheatland Generation Facility, LLC and Lake Acquisition Company, LLC completed the sale of certain assets relating to AE Supply's Wheatland generation facility (the "Wheatland Assets") to PSI Energy, Inc. and The Cincinnati Gas & Electric Company for approximately $100 million and the assumption of certain liabilities related to the Wheatland Assets.

During May 2005, Potomac Edison completed the sale of its Hagerstown, Maryland property for $10.6 million in net proceeds.

Dividends

Common stock

On December 17, 2007, AE paid a cash dividend of $0.15 per share to shareholders of record on December 3, 2007. On February 22, 2008, the Board of Directors of AE declared a cash dividend of $0.15 per share on AE's common stock, payable on March 24, 2008 to shareholders of record on March 10, 2008. AE paid no dividends on its common stock in 2006 or 2005.

Preferred stock

Monongahela paid dividends on its preferred stock of $1.0 million and $1.2 million in 2007 and 2006, respectively.

On September 4, 2007, Monongahela redeemed its outstanding cumulative preferred stock. See Note 11, "Capitalization and Short-Term Debt," for additional details.

Return of Capital

During October 2005, AE received a return of capital from Monongahela in the amount of $80.0 million, representing a portion of the cash proceeds from the sale of Monongahela's West Virginia natural gas operations.

Construction and Capital Requirements

In April 2007, Allegheny announced plans to construct PATH, a 290-mile, high-voltage transmission line project (the "PATH Project"). PJM authorized construction of PATH in April 2007. In September 2007, Allegheny entered into a joint venture agreement with AEP to construct PATH. The joint venture, PATH, LLC, is a series limited liability company. The "West Virginia Series" is owned equally by Allegheny and AEP and will build, own and operate approximately 244 miles of 765-kV transmission line from AEP's Amos substation near St. Albans, West Virginia to Allegheny's Bedington substation near Martinsburg, West Virginia, through an operating subsidiary. The "Allegheny Series" is 100% owned by Allegheny and, through an operating subsidiary, will build, own and operate approximately 46 miles of twin-circuit 500-kV lines from Bedington to a new substation near Kemptown, Maryland, to be built and owned by Allegheny. Total project costs of the West Virginia Series are expected to be approximately $1.2 billion. Total project costs of the Allegheny Series are expected to be approximately $0.6 billion. PJM, the regional transmission organization, has specified June 2012 as the in-service date for the project.

In February 2006, Allegheny announced plans to construct the Trans-Allegheny Interstate Line ("TrAIL") project, a new 210-mile, 500-kv extra-high voltage line extending from the Prexy substation in Western Pennsylvania, to east of the Meadow Brook Substation in Northern Virginia at the interconnection with Dominion Virginia Power ("Dominion"). If approved by the Virginia SCC, Allegheny and Dominion will jointly own a 30-mile 500-kv line segment that Dominion will then complete to Loudoun, VA. The TrAIL project also includes new 138 kV transmission lines and related substations. In June 2006, the board of directors of PJM established the need for a new transmission line extending from Southwestern Pennsylvania through West Virginia to Northern Virginia, and designated Allegheny to build the AP Zone portion of the line. PJM, the regional transmission operator, which is responsible for the operation of and reliability planning for the transmission network in the PJM region, included the new line in its 2006 regional transmission expansion plan. The overall project has a targeted completion date of 2011. Cost estimates for Allegheny's portion of the project are approximately $820 million.

During 2006, Allegheny began construction of Scrubbers at both its Fort Martin and Hatfield's Ferry generation facilities. The Scrubbers are expected to be placed into service during 2009. The total project costs for the Scrubbers at Fort Martin and Hatfield's Ferry are estimated to be approximately $550 million and $725 million, respectively.

Allegheny is funding $450 million of construction costs associated with the construction of the Scrubbers at Fort Martin with proceeds from the environmental control bonds issued in April 2007, which securitized the environmental control surcharge that Monongahela and Potomac Edison charge their West Virginia customers. Allegheny plans to fund the remainder of its capital expenditures with cash on hand, cash from operations and, when necessary, external debt financings.

Allegheny estimates that its cash-based capital expenditures will approximate $1,350 million in 2008 and $1,175 million in 2009, including amounts relating to significant multiple year environmental control and transmission expansion projects. See "Business—Capital Expenditures" above.

Other Matters Concerning Liquidity and Capital Requirements

On January 1, 2007, Allegheny adopted the provisions of FIN 48, which prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on an income tax return. As a result of the implementation, Allegheny recognized additional liabilities related to its uncertain tax positions, which are reflected in the contractual obligations and commitments table below. See Note 6, "Income Taxes," for additional information.

On September 19, 2005, AE entered into a Professional Services Agreement, under which, on November 1, 2005, the Service Provider assumed responsibility for many of Allegheny's information technology functions and agreed to assist Allegheny with the installation of an enterprise resource planning system. Unless extended by AE, the Professional Services Agreement will expire on December 31, 2012. Expected cash payments relating to the Professional Services Agreement are included in the contractual obligations and commitments table below.

Allegheny estimates that its contributions to the pension plan during 2008 will approximate $35 million. Allegheny also currently anticipates that it will contribute $15 million to $18 million during 2008 to fund postretirement benefits other than pensions. These anticipated contributions may change in the future if Allegheny's assumptions regarding prevailing interest rates change, if actual investments under-perform or out-perform estimated returns, if actuarial assumptions or asset valuation methods change or if there are changes to employee benefit and tax laws.

AE has various obligations and commitments to make future cash payments under debt instruments, lease arrangements, fuel and transportation agreements and other contracts. The table below summarizes the payments due by period for these obligations and commitments, as of December 31, 2007. The table below does not include expected contributions for pension and postretirement benefits other than pensions, contingent liabilities and contractual commitments that were accounted for under fair value accounting. For more information regarding fair value accounting, see "Discussion of Segment Results of Operations-AE's Generation and Marketing Segment Results."

Contractual Obligations and Commitments (In millions)	Payments by December 31, 2008	Payments from January 1, 2009 to December 31, 2010	Payments from January 1, 2011 to December 31, 2012	Payments from January 1, 2013 and beyond	Total
Debt (a)	$ 105.4	$ 234.8	$1,739.7	$1,977.1	$ 4,057.0
Interest on debt (b)	263.0	491.4	321.5	816.5	1,892.4
Interest rate swap obligations	6.1	12.3	1.0	—	19.4
Capital lease obligations	11.7	18.4	11.0	6.5	47.6
Operating lease obligations	3.5	6.7	6.8	12.7	29.7
PURPA purchased power (c)	238.6	500.0	538.5	4,142.4	5,419.5
Fuel purchase and transportation commitments	716.1	1,010.3	905.6	2,608.6	5,240.6
Uncertain tax positions	14.5	23.0	47.2	—	84.7
Other purchase obligation (d)	27.6	52.8	47.1	—	127.5
Total	$1,386.5	$2,349.7	$3,618.4	$9,563.8	$16,918.4

(a) Does not include unamortized debt expense, discounts, premiums and payments made and debt issued subsequent to December 31, 2007.

(b) Amounts were based on interest rates as of December 31, 2007 and do not reflect any debt or interest rate changes subsequent to December 31, 2007. Total interest on debt includes $2.8 million in interest that will accrue and be added to the principal amount of West Penn's $115.0 million of 4.46% Transaction Bonds, Series 2005-A.

(c) Amounts were calculated based on expected PURPA purchased power prices at December 31, 2007 without giving effect to possible price changes that could occur as a result of any future CO_2 emissions regulation or legislation.

(d) Amounts represent Allegheny's expected cash payments for outsourcing of certain information technology functions.

Off-Balance Sheet Arrangements

AE has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on its financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Cash Flows

Operating Activities

Allegheny's cash flows from operating activities result primarily from the generation, sale and delivery of electricity. Future cash flows will be affected by the economy, weather, customer choice, future regulatory proceedings and future demand and market prices for energy, as well as Allegheny's ability to produce and supply its customers with power at competitive prices. Cash flows from operating activities in 2007, 2006 and 2005 are summarized as follows:

(In millions)	2007	2006	2005
Net income	$412.2	$319.3	$ 63.1
Loss (income) from discontinued operations, net of tax	—	(0.6)	6.1
Non-cash items included in income	540.0	468.9	430.1
Pension and other postretirement employee benefit plans contributions	(50.0)	(78.0)	(89.1)
Changes in certain assets and liabilities	52.9	48.7	21.1
Net cash provided by discontinued operations	—	4.8	54.8
Net cash provided by operating activities	$955.1	$763.1	$486.1

Cash flows provided by operating activities for the year ended December 31, 2007 were $955.1 million and primarily consisted of net income of $412.2 million, non-cash charges of $540.0 million that reduced net income but did not result in the outlay of cash, and changes in certain assets and liabilities of $52.9 million. The non-cash charges primarily consisted of depreciation and amortization of $277.0 million and deferred income taxes of $260.7 million. Changes in certain assets and liabilities primarily consisted of $30.2 million in changes in receivables and payables resulting from normal working capital activity and a $20.4 million change in accrued interest due to the timing of cash payments. These amounts were partially offset by contributions made to pension and other postretirement employee benefit plans of $50.0 million.

A key driver of the increase in cash provided by operating activities in 2006 was a $256.2 million increase in net income compared to 2005. Significant cash outflows included $78 million in payments to Allegheny's pension and other postretirement employee benefit plans. Changes in certain assets and liabilities primarily consisted of a $132.7 million decrease in collateral deposits, primarily due to the settlement of various trading contracts and improved credit ratings, a $28.3 million decrease in prepaid taxes, primarily as a result of timing differences associated with the payment of certain tax obligations and a $24.8 million decrease in accounts receivable, net, primarily due to the timing and volume of unbilled utility revenues. These amounts were partially offset by a $109.9 million decrease in accounts payable, primarily as a result of timing differences associated with the payment of certain obligations.

Cash flows provided by operating activities for the year ended December 31, 2005 included $89.1 million in payments to Allegheny's pension and other postretirement employee benefit plans, primarily as a result of contributions made to satisfy the funding requirements of these benefit plans, $47.2 million in payments to the holders of Capital Trust's Trust Preferred Securities under the terms of the tender offer and consent solicitation, $29.5 million in payments to the remaining holders of AE Supply's 10.25% and 13.0% Senior Notes and the cash receipt of $11.2 million from a former trading executive's forfeited assets. Changes in certain assets and liabilities primarily consisted of a $75.1 million increase in accounts payable, primarily as a result of timing differences associated with the payment of certain obligations, a $34.5 million increase in accrued interest, primarily as a result of interest expense accrued for the Merrill Lynch litigation summary judgment, a $28.6 million decrease in prepaid taxes, primarily as a result of the timing differences associated with the payment of certain tax obligations and a $21.9 million change in accrued taxes, primarily as a result of timing differences associated with the payment of certain tax obligations. These amounts were partially offset by a $65.9 million increase in collateral deposits, primarily due to the requirements of various contracts and a $63.2 million increase in accounts receivable, net, primarily due to the timing and volume of unbilled utility revenues.

Investing Activities

Cash flows from investing activities for 2007, 2006 and 2005 are summarized as follows:

(In millions)	2007	2006	2005
Capital expenditures	$ (848.4)	$(447.3)	$(306.5)
Proceeds from asset sales	1.8	2.6	66.5
Purchase of minority interest in Hunlock Creek Energy Ventures	—	(13.9)	—
Decrease (increase) in other restricted funds	(34.6)	8.7	207.3
Increase in restricted funds related to Fort Martin	(450.0)	—	—
Restricted funds used for Fort Martin construction	103.0	—	—
Other investments	(3.3)	(4.3)	(2.6)
Net cash provided by discontinued operations	—	50.4	226.8
Net cash provided by (used in) investing activities	$(1,231.5)	$(403.8)	$ 191.5

Cash flows used in investing activities for the year ended December 31, 2007 were $1,231.5 million and primarily consisted of $848.4 million of capital expenditures and a $381.6 million increase in restricted funds primarily as a result of the receipt and investment of the funds for the environmental control bonds relating to the construction of Scrubbers at Fort Martin.

Cash flows used in investing activities for the year ended December 31, 2006 were $403.8 million and included $447.3 million of capital expenditures and the $13.9 million purchase of the minority interest in HCEV. These items were partially offset by net cash provided by discontinued operations of $50.4 million relating to the sale of the Gleason generation facility.

Cash flows provided by investing activities for the year ended December 31, 2005 were $191.5 million and included net cash provided by discontinued operations of $226.8 million, primarily as a result of the sale of the West Virginia natural gas operations and AE Supply's Wheatland generation facility, a decrease in restricted funds of $207.3 million, primarily due to the release of the proceeds related to the 2004 sales of a portion of AE's equity interest in OVEC and AE Supply's Lincoln generation facility and proceeds from the sale of assets of $66.5 million, primarily as a result of the sale of Monongahela's Ohio T&D assets. These items were partially offset by $306.5 million of capital expenditures.

Financing Activities

Cash flows from financing activities for 2007, 2006 and 2005 are summarized as follows:

(In millions)	2007	2006	2005
Issuance of long-term debt, excluding debt related to Fort Martin	$ 485.3	$ 1,571.3	$ 1,849.1
Issuance of long-term debt related to Fort Martin	451.6	—	—
Repayment of long-term debt	(502.2)	(2,102.9)	(2,406.9)
Notes payable	10.0	—	—
Redemption of preferred stock of subsidiary	(25.1)	—	(50.0)
Proceeds from the exercise of employee stock options	26.4	24.7	2.9
Cash dividends paid to minority shareholder in Hunlock Creek Energy Ventures	—	(0.4)	—
Cash dividends paid on common stock	(25.0)	—	—
Net cash provided by (used in) financing activities	$ 421.0	$ (507.3)	$ (604.9)

Cash flows provided by financing activities for the year ended December 31, 2007 were $421.0 million and primarily included $936.9 million (net of $12.9 million related to original issue discounts and debt issuance costs) in proceeds from the issuance of long-term debt, consisting of the issuance of $459.3 million of environmental control bonds, $215.5 million of tax-exempt pollution control refunding bonds and $275.0 million of 5.95% First Mortgage Bonds. Partially offsetting these amounts were $502.2 million in various debt repayments.

Cash flows used in financing activities for the year ended December 31, 2006 were $507.3 million and included repayments of long-term debt of $2,102.9 million, primarily related to the May 2006 refinancings of the 2005 AE Credit Facility and the 2005 AE Supply Term Loan. Additional debt repayments included the September 2006 and October 2006 refinancings of outstanding Monongahela First Mortgage Bonds and Potomac Edison Medium-Term Notes, respectively and repayments of a portion of the amounts outstanding under the AE Credit Facility and the AE Supply Credit Facility. Partially offsetting these amounts were $1,571.3 million (net of $9.8 million related to original issue discounts and debt issuance costs) in proceeds from the issuance of long-term debt, primarily related to the previously mentioned refinancings and the issuance by West Penn of $145.0 million in First Mortgage Bonds.

Cash flows used in financing activities for the year ended December 31, 2005 were $604.9 million and included repayments of long-term debt of $2,406.9 million, primarily related to the June 2005 refinancing of an AE prior credit facility and Medium-Term Notes, the July 2005 refinancing of a prior AE Supply loan and Medium-Term Notes and the August 2005 and October 2005 refinancings of outstanding First Mortgage Bonds. Partially offsetting these amounts were $1,849.1 million (net of $18.9 million related to original issue discounts and debt issuance costs) in proceeds from the issuance of long-term debt, primarily related to the previously mentioned refinancings and the issuance by a subsidiary of West Penn of $115.0 million in Transition Bonds.

Financing

AE Common Stock

AE issued 1.9 million and 2.4 million shares of common stock in 2007 and 2006, respectively, primarily in connection with stock option exercises and the settlement of stock units.

There were no shares of common stock repurchased in 2007 or 2006.

Preferred Stock

On September 4, 2007, Monongahela redeemed its 4.40% Cumulative Preferred Stock, $100 par value, its 4.80% Cumulative Preferred Stock, Series B, $100 par value, its 4.50% Cumulative Preferred Stock, Series C, $100 par value and its $6.28 Cumulative Preferred Stock, Series D, $100 par value with an aggregate carrying value of $24.0 million. In connection with the cash redemption, Monongahela paid accrued dividends at the redemption date plus a redemption premium of approximately $1.1 million that was charged against other paid-in capital. This premium also reduced income per common share. See Note 9, "Income (Loss) Per Common Share," for additional details.

On October 31, 2005, Monongahela fully redeemed its $50.0 million of outstanding $7.73, Series L ($100 par value) Cumulative Preferred Stock. Monongahela paid accrued and unpaid dividends of approximately $1 million in connection with the redemption.

Debt

See "Liquidity and capital requirements," above, and Note 11, "Capitalization and Short-Term Debt," for information regarding debt.

Recent Accounting Pronouncements

See Note 2, "Recent Accounting Pronouncements and Effect of Accounting Change," for information on recent accounting pronouncements affecting Allegheny.

Credit Ratings

The following table lists Allegheny's credit ratings, as of February 27, 2008:

	Moody's	S & P	Fitch
AE:			
Outlook	Stable	Stable	Stable
Corporate Credit Rating	Not Rated	BBB-	BBB-(a)
Senior Unsecured Debt	Ba1	BB+	BBB-
AE Supply:			
Outlook	Stable	Stable	Stable
Senior Secured Debt	Baa2	BBB	BBB
Senior Unsecured Debt	Ba1	BB+	BBB-
Monongahela:			
Outlook	Stable	Stable	Stable
First Mortgage Bonds	Baa2	BBB+	BBB+
Senior Unsecured Debt	Baa3	BB+	BBB-
Environmental Control Bonds	Aaa	AAA	AAA
Potomac Edison:			
Outlook	Negative	Stable	Negative
First Mortgage Bonds	Baa2	BBB+	BBB
Environmental Control Bonds	Aaa	AAA	AAA
West Penn:			
Outlook	Stable	Stable	Stable
Transition Bonds	Aaa	AAA	AAA
First Mortgage Bonds	Baa2	BBB+	BBB+
Senior Unsecured Debt	Baa3	BBB-	BBB-
AGC:			
Outlook	Stable	Stable	Stable
Senior Unsecured Debt	Baa3	BBB-	BBB-

(a) Issuer default rating

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

During 2007, Allegheny continued its focus on managing risk, optimizing the value of its generation facilities and prudently managing and protecting the value associated with its wholesale energy markets transactions portfolio.

Allegheny remains exposed to market risks associated with commodity prices and interest rates. The commodity price risk exposure results from market fluctuations in the price and transportation costs of electricity, coal, natural gas and other energy-related commodities. The interest rate risk exposure results from changes in interest rates related to variable-rate debt and debt that is maturing and is refinanced. Allegheny has a program designed to systematically identify, measure, evaluate and actively manage and report market risks.

Allegheny's Corporate Risk Policy was adopted by its Board of Directors and is monitored by a Risk Management Committee, which is chaired by its Chief Executive Officer or his designee and is composed of senior management. An independent risk management group within Allegheny measures and monitors the risk exposures to ensure compliance with the policy and to ensure that the policy is periodically reviewed.

To manage the financial exposure to commodity price fluctuations in its wholesale transactions portfolio, fuel procurement, power marketing, natural gas supply and risk management activities, Allegheny enters into contracts, such as electricity, coal and natural gas purchase and sale commitments, to hedge the risk exposure. However, Allegheny does not hedge the entire exposure of its operations from commodity price volatility for a variety of reasons. To the extent Allegheny does not hedge against commodity price volatility, its consolidated results of operations, cash flows and consolidated financial position may be affected either favorably or unfavorably by a shift in the forward price curves and spot commodity prices.

Allegheny enters into certain contracts for the purchase and sale of electricity. Certain of these contracts are recorded at their fair value and are an economic hedge for the generation facilities. For accounting purposes, the generation facilities are recorded at historical cost less depreciation. As a result, Allegheny's results of operations and financial position can be favorably or unfavorably affected by a change in forward market prices.

Of its commodity-driven risks, Allegheny is primarily exposed to risks associated with the wholesale electricity markets, including generation, coal and other fuel procurement, power marketing and the purchase and sale of electricity. Allegheny's wholesale activities principally consist of bilateral forward contracts for the purchase and sale of electricity. The majority of these contracts represent commitments to purchase or sell electricity at fixed prices in the future. These forward contracts can require either physical or financial settlement.

At December 31, 2007, AE's outstanding debt subject to variable interest rates was $582 million, compared to $747 million of outstanding debt subject to variable interest rates at December 31, 2006. Accordingly, a one percent increase in the variable interest rate under AE's and AE Supply's current credit facilities would increase Allegheny's projected interest expense in 2008 by approximately $5.8 million for outstanding debt, on an annual basis, based on the amount of outstanding debt as of December 31, 2007. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Requirements" below and Note 11, "Capitalization and Short-Term Debt," to the Consolidated Financial Statements.

Credit Risk

Credit risk is defined as the risk that a counterparty to a transaction will be unable to fulfill its contractual obligations. Allegheny evaluates the credit standing of a prospective counterparty based on the prospective counterparty's financial condition. Where deemed necessary, Allegheny may impose specified collateral requirements and use standardized agreements that facilitate netting of cash flows. Allegheny monitors the financial conditions of existing counterparties on an ongoing basis. Allegheny's independent risk management group oversees credit risk.

Allegheny engages in various energy trading activities. The counterparties to these transactions generally include electric and natural gas utilities, independent power producers, energy marketers and commercial and industrial customers. In the event the counterparties do not fulfill their obligations, Allegheny may incur a loss to close out a position.

Allegheny has a concentration of counterparties in the electric, coal and natural gas utility industries. This concentration of counterparties may affect Allegheny's overall exposure to credit risk, either positively or negatively, because these counterparties may be similarly affected by changes in economic or other conditions.

As of December 31, 2007, Allegheny's derivatives are comprised primarily of interest rate swap agreements with a single counterparty and commodity cash flow hedges that will expire through December 2008.

Allegheny currently is involved in a number of capital intensive projects, including the TrAIL Project, the PATH Project and the installation of Scrubbers at the Fort Martin and Hatfield's Ferry generation facilities. Allegheny has contracted, or expects to contract, with specialized vendors to acquire some of the necessary materials and construction related services in order to complete these projects. As such, Allegheny is exposed to the risk that these contractors may not perform as required under their contracts. Should this occur, Allegheny may be forced to find alternate arrangements, which may cause delay and/or increased costs. Furthermore, Allegheny can provide no assurance that it would be able to make such alternate arrangements on terms acceptable to it or at all.

Allegheny also may be subject to credit risk through its participation in PJM, to the extent that PJM socializes counterparty defaults across PJM members.

Market Risk

Market risk arises from the potential for changes in the value of energy related to price and volatility in the market. Allegheny reduces these risks by using its generation assets to back positions on physical transactions. Allegheny monitors market risk exposure and credit risk limits within the guidelines of its Corporate Energy Risk Policy. Allegheny evaluates commodity price risk, operational risk and credit risk in establishing the fair value of commodity contracts.

Allegheny and AE Supply use various methods to measure their exposure to market risk on a daily basis, including a value at risk model ("VaR"). VaR is a statistical model that attempts to predict risk of loss based on historical market price and volatility data over a given period of time. The quantification of market risk using VaR provides a consistent measure of risk across diverse energy markets and products with different risk factors to set the overall corporate risk tolerance, determine risk targets and monitor positions. Allegheny and AE Supply calculate VaR by using a variance/covariance approach, in which the option positions are evaluated by using their delta equivalences. Due to inherent limitations of VaR, including the use of approximations to value options, subjectivity in the choice of liquidation period and reliance on historical data to calibrate the model, the VaR calculation may not accurately reflect Allegheny's and AE Supply's market risk exposure. As a result, changes in Allegheny's and AE Supply's market risk sensitive instruments could differ from the calculated VaR, and these changes could have a material effect on Allegheny's and AE Supply's consolidated results of operations and financial position. In addition to VaR, Allegheny and AE Supply routinely perform stress and scenario analyses to measure extreme losses due to exceptional events. Allegheny and AE Supply review the VaR and stress test results to determine the maximum expected reduction in the fair value of the entire energy markets portfolio.

AE Supply calculated VaR using the full term of all remaining wholesale energy market positions that are accounted for as marked-to-market. This calculation is based upon management's best estimates and modeling assumptions, which could materially differ from actual results. As of December 31, 2007 and 2006, this calculation yielded a VaR of $0 and $8,000, respectively.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ALLEGHENY ENERGY, INC. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands, except per share amounts)	Year ended December 31, 2007	2006	2005
Operating revenues	$3,307,020	$3,121,489	$3,037,887
Operating expenses:			
Fuel	930,788	842,661	759,057
Purchased power and transmission	393,182	382,990	458,306
Loss on sale of Ohio T&D assets	—	—	29,256
Gain on sale of OVEC power agreement and shares	—	(6,124)	—
Deferred energy costs, net	(10,108)	7,584	(1,528)
Operations and maintenance	687,050	685,650	735,330
Depreciation and amortization	277,014	273,134	308,141
Taxes other than income taxes	211,806	203,274	212,534
Total operating expenses	2,489,732	2,389,169	2,501,096
Operating income	817,288	732,320	536,791
Other income and expenses, net	36,778	33,956	44,230
Interest expense and preferred dividends:			
Interest expense	187,226	270,264	436,447
Preferred dividends of subsidiary	700	1,172	4,071
Total interest expense and preferred dividends	187,926	271,436	440,518
Income from continuing operations before income taxes and minority interest	666,140	494,840	140,503
Income tax expense	250,805	173,543	64,771
Minority interest in net income of subsidiaries	3,121	2,562	587
Income from continuing operations	412,214	318,735	75,145
Income (loss) from discontinued operations, net of tax (Note 14)	—	586	(6,152)
Income before cumulative effect of accounting change	412,214	319,321	68,993
Cumulative effect of accounting change, net of tax of $3,367	—	—	(5,928)
Net income	$ 412,214	$ 319,321	$ 63,065
Common share data:			
Weighted average common shares outstanding:			
Basic	166,022	164,184	155,016
Diluted	169,468	168,676	158,634
Basic income (loss) per common share:			
Income from continuing operations	$ 2.48	$ 1.94	$ 0.48
Loss from discontinued operations, net of tax	—	—	(0.04)
Cumulative effect of accounting change, net of tax	—	—	(0.04)
Basic income per common share	$ 2.48	$ 1.94	$ 0.40
Diluted income (loss) per common share:			
Income from continuing operations	$ 2.43	$ 1.89	$ 0.47
Loss from discontinued operations, net of tax	—	—	(0.04)
Cumulative effect of accounting change, net of tax	—	—	(0.03)
Diluted income per common share	$ 2.43	$ 1.89	$ 0.40

See accompanying Notes to Consolidated Financial Statements.

ALLEGHENY ENERGY, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)	Year ended December 31, 2007	2006	2005
Cash Flows From Operating Activities:			
Net income	$412,214	$ 319,321	$ 63,065
Loss (income) from discontinued operations, net of tax	—	(586)	6,152
Adjustments for non-cash items included in income:			
Cumulative effect of accounting change, net	—	—	5,928
Depreciation and amortization	277,014	273,134	308,141
Amortization of debt related costs	10,140	23,086	24,861
Amortization of power sale liability related to Ohio sale	(10,500)	(25,900)	—
Amortization of liability for adverse power purchase commitment	(17,287)	(17,154)	(16,727)
Amortization of Pennsylvania stranded cost recovery asset	19,507	15,213	16,049
Loss (gain) on asset sales and disposals	(15,444)	(1,444)	26,520
Minority interest in net income of subsidiaries	3,121	2,562	587
Deferred income taxes and investment tax credit, net	260,697	163,834	16,064
Deferred energy costs, net	(10,109)	7,584	(1,528)
Stock-based compensation expense	10,662	13,875	10,632
Unrealized gains on derivative contracts, net	(3,198)	(32,397)	(20,639)
Pension and other postretirement employee benefit plan expense	35,997	41,468	46,224
Pension and other postretirement employee benefit plan contributions	(49,998)	(77,966)	(89,079)
Deferred revenue—Fort Martin scrubber project	18,328	—	—
Accrued interest reversal—Merrill Lynch settlement	(54,689)	—	—
Other, net	15,731	4,960	14,015
Changes in certain assets and liabilities:			
Accounts receivable, net	(31,667)	24,817	(63,204)
Materials, supplies and fuel	(4,513)	(8,087)	(3,744)
Collateral deposits	(6,744)	132,727	(65,863)
Prepaid taxes	22,995	28,291	28,622
Prepaid assets	2,199	288	4,471
Other current assets	12,071	(10,046)	1,233
Accounts payable	61,868	(109,931)	75,128
Accrued taxes	(38,008)	(36,633)	21,955
Accrued interest	20,418	8,421	34,536
Other current liabilities	4,575	1,032	(11,161)
Regulatory asset—PATH	(6,218)	—	—
Other assets	2,460	1,948	3,979
Deferred income taxes	123	15,612	—
Regulatory liability—interest on environmental control bond proceeds	15,056	—	—
Other regulatory liabilities	6,861	—	—
Other liabilities	(8,603)	271	(4,847)
Net cash provided by discontinued operations	—	4,804	54,750
Net cash provided by operating activities	955,059	763,104	486,120

ALLEGHENY ENERGY, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (continued)

(In thousands)	Year ended December 31, 2007	2006	2005
Cash Flows From Investing Activities:			
Capital expenditures	(848,397)	(447,325)	(306,461)
Proceeds from asset sales	1,770	2,591	66,497
Purchase of minority interest in Hunlock Creek Energy Ventures	—	(13,900)	—
Increase in restricted funds related to Fort Martin	(450,000)	—	—
Decrease (increase) in other restricted funds	(34,578)	8,666	207,268
Restricted funds used for Fort Martin construction	102,977	—	—
Other investments	(3,238)	(4,278)	(2,644)
Net cash provided by discontinued operations	—	50,402	226,829
Net cash provided by (used in) investing activities	(1,231,466)	(403,844)	191,489
Cash Flows From Financing Activities:			
Issuance of long-term debt, excluding debt related to Fort Martin	485,332	1,571,289	1,849,061
Issuance of long-term debt related to Fort Martin	451,583	—	—
Repayment of long-term debt	(502,189)	(2,102,854)	(2,406,870)
Issuance of short-term notes payable	10,000	—	—
Payments on capital lease obligations	(3)	(60)	—
Redemption of preferred stock of subsidiary	(25,148)	—	(50,000)
Proceeds from exercise of employee stock options	26,447	24,691	2,941
Cash dividends paid to minority shareholder in Hunlock Creek Energy Ventures	—	(400)	—
Cash dividends paid on common stock	(25,003)	—	—
Net cash used in discontinued operations	—	—	(11)
Net cash provided by (used in) financing activities	421,019	(507,334)	(604,879)
Net increase (decrease) in cash and cash equivalents	144,612	(148,074)	72,730
Cash and cash equivalents at beginning of period	114,138	262,212	189,482
Cash and cash equivalents at end of period	$ 258,750	$ 114,138	$ 262,212
Supplemental Cash Flow Information:			
Cash paid (received) during the year for:			
Interest (net of amounts capitalized)	$ 209,556	$ 241,300	$ 399,797
Income taxes, net	$ (677)	$ 3,204	$ 3,215

See accompanying Notes to Consolidated Financial Statements.

ALLEGHENY ENERGY, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands)	As of December 31, 2007	2006
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 258,750	$ 114,138
Accounts receivable:		
Customer	195,545	167,792
Unbilled utility revenue	110,569	117,977
Wholesale and other	57,626	63,894
Allowance for uncollectible accounts	(14,252)	(14,591)
Materials and supplies	103,075	96,117
Fuel	72,506	74,951
Deferred income taxes	286,440	127,531
Prepaid taxes	48,343	44,603
Collateral deposits	59,527	39,399
Derivative contracts	29	1,430
Restricted funds	47,501	12,923
Regulatory assets	73,299	39,128
Other	16,001	24,130
Total current assets	1,314,959	909,422
Property, Plant and Equipment, Net:		
Generation	5,992,919	5,820,278
Transmission	1,126,657	1,056,759
Distribution	3,761,438	3,597,405
Other	452,525	412,894
Accumulated depreciation	(4,795,925)	(4,636,972)
Subtotal	6,537,614	6,250,364
Construction work in progress	658,966	262,529
Total property, plant and equipment, net	7,196,580	6,512,893
Investments and Other Assets:		
Restricted funds—Fort Martin scrubber project	347,023	—
Goodwill	367,287	367,287
Investments in unconsolidated affiliates	27,875	28,259
Other	15,974	27,932
Total investments and other assets	758,159	423,478
Deferred Charges:		
Regulatory assets	601,603	674,095
Other	35,288	32,558
Total deferred charges	636,891	706,653
Total Assets	$ 9,906,589	$ 8,552,446

See accompanying Notes to Consolidated Financial Statements.

ALLEGHENY ENERGY, INC. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

(In thousands, except share amounts)	As of December 31, 2007	2006
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Short-term debt	$ 10,000	$ —
Long-term debt due within one year (Note 11)	95,367	201,189
Accounts payable	380,688	236,706
Accrued taxes	83,580	136,216
Derivative contracts	14,117	5,984
Accrued interest	65,583	99,854
Other	138,168	140,830
Total current liabilities	787,503	820,779
Long-term Debt (Note 11)	3,943,947	3,383,986
Deferred Credits and Other Liabilities:		
Derivative contracts	12,815	17,982
Income taxes payable	68,050	—
Investment tax credit	69,353	72,938
Deferred income taxes	1,345,953	936,911
Obligations under capital leases	38,765	26,007
Regulatory liabilities	488,393	464,092
Adverse power purchase commitment	149,799	166,937
Other	453,418	547,706
Total deferred credits and other liabilities	2,626,546	2,232,573
Commitments and Contingencies (Note 27)		
Minority Interest	13,241	10,713
Preferred Stock of Subsidiary	—	24,000
Common Stockholders' Equity:		
Common stock—$1.25 par value per share, 260 million shares authorized and 167,273,069 and 165,409,908 shares issued at December 31, 2007 and 2006, respectively	209,091	206,762
Other paid-in capital	1,924,072	1,907,879
Retained earnings	444,177	74,698
Treasury stock at cost—49,493 shares	(1,756)	(1,756)
Accumulated other comprehensive loss	(40,232)	(107,188)
Total common stockholders' equity	2,535,352	2,080,395
Total Liabilities and Stockholders' Equity	$9,906,589	$8,552,446

See accompanying Notes to Consolidated Financial Statements.

ALLEGHENY ENERGY, INC. AND SUBSIDIARIES

Consolidated Statements of Capitalization

(Dollar amounts in thousands)	As of December 31, 2007 Contractual Maturities	As of December 31, 2007 Interest Rate %	As of December 31, 2007	As of December 31, 2006
Common Stockholders' Equity			$2,535,352	$2,080,395
Preferred stock of subsidiary, Monongahela—240,000 shares outstanding at December 31, 2006			$ —	$ 24,000
Long-Term Debt:				
Medium-term notes	2010-2012	6.625 – 8.250	$1,240,000	$1,240,000
First mortgage bonds	2014-2017	5.125 – 6.700	1,180,000	905,000
AE Supply Credit Facility	2011	5.940	572,000	747,000
Environmental control bonds	2016-2028	4.982 – 5.523	459,300	—
Pollution control bonds	2012-2037	5.050 – 6.875	324,280	356,065
Transition bonds	2008-2010	4.460 – 6.980	171,368	245,757
Debentures	2023	6.875	100,000	100,000
Unamortized debt discounts	—	—	(7,634)	(8,647)
Total long-term debt (including current portion of long-term debt of $95,367 and $201,189 at December 31, 2007 and 2006, respectively)			$4,039,314	$3,585,175
Total Capitalization			$6,574,666	$5,689,570

See accompanying Notes to Consolidated Financial Statements.

ALLEGHENY ENERGY, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity and Comprehensive Income

(In thousands, except shares)	Shares outstanding	Common stock	Other paid-in capital	Retained earnings (deficit)	Treasury stock	Accumulated other comprehensive loss	Total stockholders' equity	Comprehensive income
Balance at December 31, 2004	137,380,644	$171,788	$1,600,215	$(307,690)	$(1,756)	$(108,741)	$1,353,816	
Net income	—	—	—	63,065	—	—	63,065	$ 63,065
Minimum pension liability adjustment, net of tax of $69	—	—	—	—	—	(5,011)	(5,011)	(5,011)
Unrealized loss on available-for-sale securities, net of tax of $282	—	—	—	—	—	(252)	(252)	(252)
Cash flow hedges, net of tax of $18,211	—	—	—	—	—	(28,717)	(28,717)	(28,717)
Comprehensive income								$ 29,085
Issuance of common stock for Employee Stock Ownership and Savings Plan	294,904	369	7,388	—	—	—	7,757	
Conversion of trust preferred securities	24,998,997	31,249	258,385	—	—	—	289,634	
Stock-based compensation expense:								
Stock units	—	—	9,939	—	—	—	9,939	
Non employee stock awards	3,600	4	689	—	—	—	693	
Exercise of stock options	199,969	250	2,691	—	—	—	2,941	
Settlement of stock units	74,688	93	393	—	—	—	486	
Tax benefit on exercised stock options and stock unit settlement	—	—	1,063	—	—	—	1,063	
Other	—	—	(119)	—	—	—	(119)	
Balance at December 31, 2005	162,952,802	$203,753	$1,880,644	$(244,625)	$(1,756)	$(142,721)	$1,695,295	
Net income	—	—	—	319,321	—	—	319,321	$319,321
Pension and other postretirement employee benefits:								
Adoption of SFAS 158, net of tax of $35,628	—	—	—	—	—	(52,321)	(52,321)	
Change in pension AML, intangible asset and regulatory asset, net of tax of $38,208	—	—	—	—	—	56,109	56,109	56,109
Unrealized income on available-for-sale securities, net of tax of $1	—	—	—	—	—	1	1	1
Cash flow hedges, net of tax of $20,094	—	—	—	—	—	31,744	31,744	31,744
Comprehensive income								$407,175
Stock-based compensation expense:								
Stock units	—	—	4,680	—	—	—	4,680	
Non employee stock awards	4,000	5	1,251	—	—	—	1,256	
Stock options	—	—	7,940	—	—	—	7,940	
Exercise of stock options	1,234,759	1,543	23,148	—	—	—	24,691	
Settlement of stock units	1,168,854	1,461	(10,591)	—	—	—	(9,130)	
Settlement of performance shares	—	—	807	—	—	—	807	
Other	—	—	—	2	—	—	2	
Balance at December 31, 2006	165,360,415	$206,762	$1,907,879	$ 74,698	$(1,756)	$(107,188)	$2,080,395	

See accompanying Notes to Consolidated Financial Statements.

ALLEGHENY ENERGY, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity and Comprehensive Income (continued)

(In thousands, except shares)	Shares outstanding	Common stock	Other paid-in capital	Retained earnings	Treasury stock	Accumulated other comprehensive loss	Total stockholders' equity	Comprehensive income
Balance at December 31, 2006	165,360,415	$206,762	$1,907,879	$ 74,698	$(1,756)	$(107,188)	$2,080,395	
Net income	—	—	—	412,214	—	—	412,214	$412,214
Pension and other postretirement employee benefit plans other than pension plans:								
Net gain during period, net of tax of $10,634	—	—	—	—	—	15,674	15,674	15,674
Amortizations:								
Net actuarial loss, net of tax of $1,365	—	—	—	—	—	2,012	2,012	2,012
Net transition obligation, net of tax of $664	—	—	—	—	—	979	979	979
Net prior service cost, net of tax of $349	—	—	—	—	—	514	514	514
Unrealized losses on available-for-sale securities, net of tax of $5	—	—	—	—	—	(8)	(8)	(8)
Cash flow hedges, net of tax of $2,876	—	—	—	—	—	(4,521)	(4,521)	(4,521)
Effects of West Virginia Rate Order:								
Establishment of regulatory asset related to pension obligation, net of tax of $35,663	—	—	—	—	—	52,306	52,306	52,306
Adjustment related to 2005 SO_2 allowance sale, net of tax of $5,777	—	—	(8,306)	—	—	—	(8,306)	
Comprehensive income								$479,170
Adoption of FIN 48	—	—	—	(17,722)	—	—	(17,722)	
Premium on redemption of preferred stock of Monongahela	—	—	(1,148)	—	—	—	(1,148)	
Dividends on common stock	—	—	—	(25,003)	—	—	(25,003)	
Stock-based compensation expense:								
Stock units	—	—	2,392	—	—	—	2,392	
Non-employee stock awards	18,300	23	957	(10)	—	—	970	
Stock options	—	—	6,975	—	—	—	6,975	
Exercise of stock options	1,445,969	1,807	24,640	—	—	—	26,447	
Settlement of stock units	373,395	467	(9,285)	—	—	—	(8,818)	
Settlement of performance shares	25,497	32	(32)	—	—	—	—	
Other	—	—	—	—	—	—	—	
Balance at December 31, 2007	167,223,576	$209,091	$1,924,072	$444,177	$(1,756)	$ (40,232)	$2,535,352	

See accompanying Notes to Consolidated Financial Statements.

ALLEGHENY ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ALLEGHENY ENERGY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: BASIS OF PRESENTATION

Business Description

Allegheny Energy, Inc. ("AE" and together with its directly and indirectly owned subsidiaries "Allegheny") is an integrated energy business that owns and operates electric generation facilities and delivers electric services to customers in Pennsylvania, West Virginia, Maryland and Virginia. Allegheny's two business segments are the Delivery and Services segment and the Generation and Marketing segment.

The Delivery and Services segment primarily consists of Allegheny's regulated utility subsidiaries. These subsidiaries include Monongahela Power Company ("Monongahela"), excluding its generation operations, The Potomac Edison Company ("Potomac Edison") and West Penn Power Company ("West Penn") (collectively, the "Distribution Companies"). The Distribution Companies primarily operate electric transmission and distribution ("T&D") systems in Pennsylvania, West Virginia, Maryland and Virginia. The Distribution Companies are subject to federal and state regulation, including regulation of rates. The Delivery and Services segment also includes Allegheny Ventures, Inc. ("Allegheny Ventures"), Trans-Allegheny Interstate Line Company ("TrAIL Company") and Potomac-Appalachian Transmission Highline, LLC ("PATH, LLC"). TrAIL Company was formed in 2006 in connection with the management and financing of transmission expansion projects, including the Trans-Allegheny Interstate Line ("TrAIL"), Allegheny's 210-mile 500 KV transmission line. PATH, LLC, which is a series limited liability company, was formed in 2007 as a joint venture with a subsidiary of AEP to build the Potomac-Appalachian Transmission Highline ("PATH"), a 290-mile, high-voltage transmission line.

The Generation and Marketing segment primarily consists of Allegheny's electric generation subsidiaries, Allegheny Energy Supply Company, LLC ("AE Supply") and Allegheny Generating Company ("AGC"), as well as Monongahela's generation operations. AE Supply owns, operates and controls electric generation capacity and supplies and trades energy and energy-related commodities. AGC owns and sells generation capacity to AE Supply and Monongahela, which own approximately 59% and 41% of AGC, respectively. The Generation and Marketing segment is subject to federal and state regulation but, unlike the Delivery and Services segment, is not generally subject to state regulation of rates, except that Monongahela's generation is subject to state regulation of its rates in West Virginia.

Allegheny Energy Service Corporation ("AESC") is a wholly owned subsidiary of AE that employs substantially all of Allegheny's personnel. As of December 31, 2007, AESC employed 4,355 employees, approximately 1,250 of whom were subject to collective bargaining arrangements.

Significant accounting policies of Allegheny are summarized below.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates include, but are not limited to, inventory valuation, allowance for doubtful accounts, goodwill, intangible and long-lived asset impairment, unbilled electricity revenue, valuation of derivative and energy contracts, the effects of regulation, long-lived asset recovery, the effects of contingencies and certain assumptions made in accounting for pension and postretirement benefits. The estimates and assumptions used are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results could ultimately differ from those estimates.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of AE and its wholly owned and controlled subsidiaries, as well as those Variable Interest Entities for which AE is the primary beneficiary. See Note 26, "Variable Interest Entities," for additional information.

All significant intercompany balances and transactions have been eliminated. The Consolidated Financial Statements have been prepared in conformity with GAAP, giving recognition to the rate-making and accounting practices of the Federal Energy Regulatory Commission ("FERC") and applicable state regulatory commissions.

Regulatory Assets and Liabilities

Under cost-based regulation, regulated utility enterprises generally are permitted to recover their operating expenses and earn a reasonable return on their utility investment.

Allegheny accounts for its regulated utility operations under the provisions of Statement of Financial Accounting Standards ("SFAS") 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71"). The economic effects of regulation can result in a regulated company deferring costs or revenues that have been, or are expected to be, allowed in the rate-setting process in a period different from the period in which the costs, revenues or other comprehensive income would be recognized by an unregulated enterprise. Accordingly, Allegheny records assets and liabilities that result from the regulated rate-making process that would not be recorded under GAAP for non-regulated entities. These regulatory assets and liabilities are classified in the Consolidated Balance Sheets as current and non-current "Regulatory assets" and "Regulatory liabilities." Allegheny periodically evaluates the applicability of SFAS 71 and considers factors such as regulatory changes and the impact of competition. If cost-based regulation of rates ends or competition significantly increases, Allegheny may have to adjust its regulatory assets and liabilities to reflect a market basis less than cost. See Note 5, "Regulatory Assets and Liabilities," for additional information.

Revenues

Revenues from the sale of electricity to customers of the regulated utility subsidiaries are recognized in the period that the electricity is delivered and consumed by customers, including an estimate for unbilled revenues.

Revenues from the sale of generation are recorded in the period in which the electricity is delivered.

PJM Interconnection, LLC ("PJM") is a regional transmission organization that operates a competitive wholesale energy market. To facilitate the economic dispatch of Allegheny's generation, AE Supply and Monongahela sell most of the power that they generate into the PJM market and purchase from the PJM market most of the power needed to meet the Distribution Companies' load obligations. The majority of PJM purchases and sales are reported on a net basis in "Operating revenues."

Derivative contracts are recorded in Allegheny's Consolidated Balance Sheets at fair value with changes in the fair value of the derivative contract included in revenues or expenses on the Consolidated Statements of Income unless the derivative falls within the "normal purchases and normal sales" scope exception of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities, as amended" ("SFAS 133") or is designated as a cash flow hedge for accounting purposes. The normal purchases and normal sales scope exception requires, among other things, physical delivery in quantities expected to be used or sold over a reasonable period in the normal course of business. Contracts that are designated as normal purchases and normal sales are accounted for under accrual accounting and, therefore, are not recorded on the balance sheet at fair value. For certain transactions that are designed to hedge the cash flows of a forecasted transaction, the effective portion of the hedge is recorded as a separate component of stockholders' equity under the caption "Accumulated other comprehensive loss" and subsequently reclassified into earnings when the forecasted transaction is completed or settled. Changes in any ineffective portion of the hedge are immediately recognized in earnings.

Fair values for exchange-traded instruments, principally futures and certain options, are based on actively quoted market prices. Fair values are subject to change in the near term and reflect management's best estimate based on various factors. In establishing the fair value of commodity contracts that do not have quoted prices, such as physical contracts, over-the-counter options and swaps, management uses available market data and pricing models to estimate fair values. Estimating fair values of instruments that do not have quoted market prices requires management's judgment in determining amounts that could reasonably be expected to be received from, or paid to, a third party in settlement of the instruments. These amounts could be materially different from amounts that might be realized in an actual sale transaction.

Allegheny has netting agreements with various counterparties, which provide the right to set off amounts due from or to the counterparty. In cases in which these netting agreements are in place, Allegheny records the fair value of derivative assets and liabilities and accounts receivable and accounts payable with counterparties on a net basis. Cash flows associated with derivative contracts are recorded in cash flows from operating activities. See Note 12, "Derivative Instruments and Hedging Activities," for additional details regarding energy trading activities.

Unbilled revenues are primarily associated with the Distribution Companies. Energy sales to individual customers are based on their meter readings, which are performed periodically on a systematic basis. At the end of each month, the amount of energy delivered to each customer after the last meter reading is estimated, and the Distribution Companies recognize unbilled revenues related to these amounts. The unbilled revenue estimates are based on daily generation, purchases of electricity, estimated customer usage by customer type, weather effects, electric line losses and the most recent consumer rates.

Revenues from all other activities are recorded in the period during which products or services are delivered and accepted by customers. A provision for uncollectible accounts is recorded as a component of operations and maintenance expense.

Deferred Energy Costs, Net

Expanded Net Energy Cost ("ENEC")

On May 22, 2007, the Public Service Commission of West Virginia (the "West Virginia PSC") issued a rate order (the "West Virginia Rate Order"), effective May 23, 2007, that re-established an annual ENEC method of recovering net power supply costs, including fuel costs, purchased power costs and other related expenses, net of related revenue. Under the ENEC, actual costs and revenues will be tracked for under and/or over recoveries, and revised ENEC rate filings will be made on an annual basis. Any under and/or over recovery of costs, net of related revenues, will be deferred, for subsequent recovery or refund, as a regulatory asset or regulatory liability, with the corresponding impact on the Consolidated Statements of Income reflected within "Deferred energy costs, net." By order dated January 14, 2008, the West Virginia PSC approved a modification to the ENEC directing interest earnings on the Fort Martin scrubber project escrow fund to be applied to the ENEC. See Note 4, "Rates and Regulation," for additional information.

AES Warrior Run PURPA Generation

To satisfy certain of its obligations under the Public Utility Regulatory Policies Act of 1978 ("PURPA"), Potomac Edison entered into a long-term contract beginning July 1, 2000 to purchase capacity and energy from the AES Warrior Run PURPA generation facility through the beginning of 2030. Potomac Edison is authorized by the Maryland Public Service Commission (the "Maryland PSC") to recover all contract costs from the AES Warrior Run PURPA generation facility, net of any revenues received from the sale of AES Warrior Run output into the wholesale energy market, by means of a retail revenue surcharge (the "AES Warrior Run Surcharge"). Any under-recovery or over-recovery of net costs is being deferred pending subsequent recovery from, or return to, customers through adjustments to the AES Warrior Run Surcharge.

Market-based Maryland Generation Costs

Potomac Edison is authorized by the Maryland PSC to recover costs associated with the generation component of power sold to certain commercial and industrial customers who did not choose a third-party alternative generation provider. A regulatory asset or liability is recorded on Potomac Edison's balance sheet relative to any under-recovery or over-recovery for the generation component of costs charged to Maryland commercial and industrial customers. Deferred energy costs, net relate, in part, to the recovery from or payment to customers related to these generation costs, to the extent amounts paid for generation costs differ from prices currently charged to customers.

Grant Town PURPA Generation Facility

Monongahela acquires energy from the Grant Town PURPA generation facility in West Virginia. The West Virginia PSC approved an amendment to the Electric Energy Purchase Agreement between Monongahela and American Bituminous Power Partners, L.P., the owners of the Grant Town PURPA generation facility, in April 2006. The amendment provided for an increase in the price of energy that Monongahela is acquiring until 2017. The West Virginia PSC authorized Monongahela to institute a temporary surcharge designed to recover the increase in costs from West Virginia customers, as well as a deferred accounting mechanism by which actual aggregate amounts of the incremental cost increase were tracked and reconciled by comparison to the aggregate amounts recovered from West Virginia customers through the temporary surcharge. As a result of the West Virginia Rate Order, the increase in costs discussed above are now included in the ENEC. See Note 4, "Rates and Regulation," for additional information.

Debt Issuance Costs

Costs incurred to issue debt are recorded as deferred charges on the Consolidated Balance Sheets. These costs are amortized over the term of the related debt instrument using the straight line method, which approximates the effective interest method.

Intercompany Transactions

Common Services. Substantially all of Allegheny's personnel are employed by AESC, which performs services at cost for other Allegheny entities and makes payments on behalf of Allegheny entities for various other billings. Each entity is responsible for its share of the cost of services provided by AESC and payments made by AESC on behalf of the entities.

Income Taxes. AE and its subsidiaries file a consolidated federal income tax return. Federal income tax expense (benefit) and tax assets and liabilities are allocated among AE and its subsidiaries generally in proportion to the taxable income of each participant, except that no subsidiary pays tax in excess of its separate return income tax liability.

Allegheny Money Pool. Allegheny manages excess cash through its internal money pool. The money pool provides funds to approved AE subsidiaries at the lower of the Federal Reserve's previous day federal funds effective interest rate, or the Federal Reserve's previous day seven day commercial paper rate, less four basis points. AE and AE Supply can only place money into the money pool. Monongahela, West Penn and Potomac Edison can either place money into, or borrow money from, the money pool. AGC can only borrow money from the money pool.

Power Sales and Purchases. AE Supply provides power to Potomac Edison and West Penn in accordance with agreements approved by FERC to meet the majority of the Distribution Companies' retail provider-of-last-resort ("PLR") obligations. Through December 31, 2006, Monongahela sold the power that it generated from its West Virginia jurisdictional assets to AE Supply at PJM market prices and purchased from AE Supply, at PJM market prices, the power necessary to meet its West Virginia jurisdictional customer load. Effective January 1, 2007, Monongahela sells the power that it generates from its West Virginia jurisdictional assets into the PJM market and purchases from the PJM market the power necessary to meet its West Virginia jurisdictional customer load and its contractual obligations. Through December 31, 2006, Potomac Edison had a power purchase agreement with AE Supply under which AE Supply provided Potomac Edison with the power necessary to meet its West Virginia load obligation at a fixed rate. Effective January 1, 2007, Monongahela assumed the obligation to supply power to serve Potomac Edison's West Virginia load.

AE Supply and Monongahela purchase all of AGC's capacity in the Bath County generation facility under a "cost-of-service formula" wholesale rate schedule approved by FERC. AE Supply and Monongahela purchase capacity from AGC on a proportional basis, based on their respective equity ownership of AGC.

Leases. West Penn and Monongahela own property, including buildings and software, which they lease primarily to AESC for its use in providing services to AE and its affiliates.

Long-Lived Assets

Allegheny's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through operations. If the carrying amount of the asset exceeds the expected undiscounted future cash flows generated by the asset, an impairment loss is recognized, and the asset is written down to its fair value. Fair value is determined by the use of quoted market prices, appraisals or other valuation techniques, such as expected discounted future cash flows. There were no impairment charges recorded during 2007. See Note 14, "Discontinued Operations," for asset impairment charges recorded during 2006 and 2005.

Property, Plant and Equipment

Regulated property, plant and equipment is recorded at original cost. Cost includes direct labor and materials, allowance for funds used during construction on property for which construction work in progress is not included in rate base and indirect costs, such as operation, maintenance and depreciation of transportation and construction equipment, taxes, postretirement benefits and other benefits related to employees to the extent they are engaged in construction. In general, upon retirement of the property, the original cost of the property less salvage is charged to accumulated depreciation and the cost of removal is charged to the related regulatory liability or regulatory asset, with no gain or loss recognized.

Unregulated property, plant and equipment is recorded at original cost. Cost includes direct labor and materials, capitalized interest and indirect costs, such as operation, maintenance and depreciation of transportation and construction equipment, taxes, postretirement benefits and other benefits related to employees to the extent they are engaged in construction. Upon retirement, the cost of depreciable property is removed from the related accounts with no gain or loss recorded, any salvage is recorded to the accumulated provision for depreciation and the cost of removal is expensed when incurred.

Allegheny capitalizes the cost of software developed for internal use. These costs are amortized on a straight-line basis over the expected useful life of the software, beginning upon a project's completion.

Allowance for Funds Used During Construction ("AFUDC") and Capitalized Interest

For non-utility construction, Allegheny capitalizes interest costs associated with construction. The average interest capitalization rates for 2007, 2006 and 2005 were 7.04%, 7.01% and 7.12%, respectively. Allegheny capitalized $20.0 million, $6.9 million, and $3.1 million of interest during 2007, 2006 and 2005 respectively.

AFUDC is a component of the construction of Property, Plant and Equipment ("PP&E") defined in the applicable regulatory system of accounts as including "the net cost for the period of construction of borrowed funds used for construction purposes and a reasonable rate on other funds when so used." AFUDC is capitalized in those instances in which the related construction work in progress is not afforded rate base treatment and is reflected in the Statements of Income as a reduction to "Interest expense" and "Other income and expense, net" to the extent it represents borrowed funds and other funds used in construction, respectively. Rates used by the regulated subsidiaries for computing AFUDC in 2007, 2006 and 2005 averaged 7.56%, 6.42% and 6.79%, respectively. Allegheny recorded AFUDC of $6.8 million, $4.9 million and $2.7 million in 2007, 2006 and 2005, respectively, of which $2.7 million, $1.7 million and $1.4 million was reflected in "Other income and expense, net" and $3.9 million, $3.3 million and $1.3 million was reflected as a reduction to "Interest expense" for 2007, 2006 and 2005, respectively.

Depreciation and Maintenance

Depreciation expense is determined generally on a straight-line group method over the estimated service lives of depreciable assets for unregulated operations. For regulated utility operations, depreciation expense is determined using a straight-line group method in accordance with currently enacted regulatory rates. Under the straight-line group method, plant components are categorized as "retirement units" or "minor items of property." As retirement units are replaced, the cost of the replacement is capitalized and the original component is retired. Replacements of minor items of property are expensed as maintenance. Depreciation expense was approximately 2.3%, 2.4% and 2.8% of average depreciable property in 2007, 2006 and 2005, respectively. Estimated service lives for generation, T&D and other property at December 31, 2007 were as follows:

	Years
Generation property:	
Steam scrubbers and equipment	43-65
Steam generator units	45-80
Internal combustion units	40-44
Hydroelectric dams and facilities	50-152
Transmission and distribution property:	
Electric equipment	10-70
Easements	70-100
Other property:	
Office buildings and improvements	35-60
General office/other equipment	10-25
Vehicles and transportation	7-25
Computers, software and information systems	5-20

Allegheny completed a review of the estimated remaining service lives and depreciation practices relating to its unregulated generation facilities during the first quarter of 2006. As a result of this review, effective January 1, 2006, Allegheny prospectively extended the depreciable lives of its unregulated coal-fired generation facilities for periods ranging from 5 to 15 years to match the estimated remaining economic lives of these generation facilities. The extension of estimated lives reflected a number of factors, including the physical condition of the facilities, current maintenance practices and planned investments in the facilities. Allegheny also updated its property unit catalog and retirement unit definitions. These changes were considered in estimating the revised depreciation rates. See Note 20, "Review of Estimated Remaining Service Lives and Depreciation Practices," for additional information.

The cost of repairs, maintenance including planned major maintenance activities, and minor replacements of property are charged to maintenance expense as incurred.

Goodwill and Intangible Assets

Goodwill represents the acquisition cost in excess of fair value of tangible and intangible assets acquired, less liabilities assumed. Recorded goodwill is not amortized, but is tested for impairment at least annually. Other intangible assets with finite lives are amortized over their useful lives and tested for impairment when events or circumstances warrant. See Note 18, "Goodwill and Intangible Assets" for additional information.

Investments in Unconsolidated Affiliates

Investments in unconsolidated affiliates are generally accounted for under the equity method of accounting. The income or loss on such investments is recorded in "Other income and expenses, net" in the Consolidated Statements of Income. Investments in unconsolidated affiliates of $27.9 million and $28.3 million at December 31, 2007 and 2006, respectively, primarily consisted of Allegheny's investment, through AE Supply, in Buchanan Generation LLC.

Cash Equivalents

For purposes of the Consolidated Statements of Cash Flows and Consolidated Balance Sheets, highly liquid investments purchased with original maturities of three months or less, generally in the form of commercial paper, certificates of deposit, repurchase agreements or money market funds, are considered to be the equivalent of cash.

Restricted Funds

At December 31, 2007 and 2006, Allegheny had current restricted funds of $47.5 million and $12.9 million, respectively. Current restricted funds at December 31, 2007 included $35.2 million of funds collected from West Virginia customers that will be used to service the environmental control bonds issued in April 2007 in connection with the construction of flue-gas desulfurization equipment ("Scrubbers") at the Fort Martin generation facility ("Fort Martin") and $12.3 million of intangible transition charges collected from West Penn customers related to Pennsylvania transition costs. Current restricted funds at December 31, 2006 related to intangible transition charges collected from West Penn customers related to Pennsylvania transition costs. In addition, at December 31, 2007, Allegheny had $347.0 million of long-term restricted funds relating to proceeds from the April 2007 issuance of environmental control bonds, which will be used to fund the majority of costs to construct the Scrubbers at Fort Martin. See Note 4, "Rates and Regulation" for additional information.

Collateral Deposits

Allegheny had collateral deposits at December 31, 2007 and 2006 of $59.5 million and $39.4 million, respectively. These amounts are deposited with counterparties, including PJM, for certain transactions and transmission and transportation tariffs and are classified as current assets on the Consolidated Balance Sheets.

Allegheny also had funds on deposit with a third party that were posted as collateral for the issuance of surety bonds. These amounts were $15.3 million at December 31, 2006, and were included in the caption "Other" within "Investments and other assets" on the Consolidated Balance Sheets. Allegheny did not have any collateral posted for surety bonds at December 31, 2007.

Inventory

Allegheny values materials, supplies and fuel inventory, including emission allowances, using the average cost method.

Income Taxes

Allegheny computes income taxes under the liability method. Deferred income tax balances are generally determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Tax benefits are recognized in the financial statements when it is more likely than not that a tax position will be sustained upon examination by the tax authorities based on the technical merits of the position. Such tax positions are measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and all relevant facts.

Taxable income differs from pre-tax accounting income principally because certain income and deductions for tax purposes are recorded in the financial income statement in different periods. Deferred income tax assets and liabilities represent the tax effect of certain temporary differences between the book and tax basis of assets and liabilities computed using enacted tax rates in effect in the years in which the differences are expected to reverse. See Note 6, "Income Taxes," for additional information.

Taxes Collected from Customers and Remitted to Governmental Authorities

Allegheny records taxes collected from customers, which are directly imposed on a transaction with that customer, on a net basis. That is, in instances in which Allegheny acts as a collection agent for a taxing authority by collecting taxes that are the responsibility of the customer, Allegheny records the amount collected as a liability and relieves such liability upon remittance to the taxing authority without impacting revenues or expenses.

Pension and Other Postretirement Benefits

AE sponsors a noncontributory, defined benefit pension plan covering substantially all employees, including officers. Benefits are based on each employee's years-of-service and compensation. AE makes contributions to the pension plan in order to meet at least the minimum funding requirements as set forth in employee benefit and tax laws, plus such additional amounts as AE may determine to be appropriate, but not more than can be deducted for federal income tax purposes. Plan assets consist of equity securities, fixed-income securities, real estate investment trusts and cash. Allegheny also sponsors a Supplemental Executive Retirement Plan ("SERP") for executive officers and other senior executives.

AE also provides partially contributory medical and life insurance plans for eligible retirees and dependents. Medical benefits, which make up the largest component of the plans, have retiree premiums based upon an age and years-of-service vesting schedule, and include other plan provisions that limit future benefits and take into account certain collective bargaining arrangements. Funding of these benefits is made primarily into Voluntary Employee Beneficiary Association trust funds. Medical benefits, with the exception of those provided to certain retired union employees, are self-insured. AE does not provide subsidized medical coverage in retirement to employees hired on or after January 1, 1993, with the exception of certain union employees who were hired or became members before May 1, 2006. See Note 17, "Pension Benefits and Postretirement Benefits Other Than Pensions" for additional information.

Stock-Based Compensation

Through December 31, 2005, Allegheny accounted for stock option awards using the intrinsic value method accompanied by pro forma disclosures of net income and earnings per share as if Allegheny had applied the fair value method to all such compensation. Since January 1, 2006, Allegheny has accounted for its stock option awards under the provisions of SFAS No. 123R "Accounting for Stock-Based Compensation," ("SFAS 123R"). All share-based payments, including grants of employee stock options, are measured at fair value on the date of grant and are expensed over the requisite service period. See Note 10, "Stock-Based Compensation" for additional information.

Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss, included in the shareholders' equity section of the Consolidated Balance Sheets, were as follows:

(In millions)	December 31, 2007	December 31, 2006
Cash flow hedges, net of tax	$ (4.3)	$ 0.2
Net unrecognized pension and other postretirement benefit costs, net of tax	(35.9)	(107.4)
Total	$(40.2)	$(107.2)

Reclassifications

Certain amounts in previously issued financial statements have been reclassified to conform to the current presentation.

NOTE 2: RECENT ACCOUNTING PRONOUNCEMENTS AND EFFECT OF ACCOUNTING CHANGE

Accounting Pronouncements Recently Adopted:

In September 2006, the SEC issued Staff Accounting Bulletin ("SAB") No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB No. 108"), which expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB No. 108 was effective for Allegheny for its December 31, 2006 annual financial statements and its adoption did not impact Allegheny's financial statements.

In September 2006, the FASB issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132R ("SFAS No. 158"). Allegheny adopted SFAS No. 158 as of December 31, 2006. See Note 17, "Pension Benefits and Postretirement Benefits Other than Pensions," for information related to the impact of this accounting pronouncement.

In December 2004, the FASB issued SFAS No. 123R, Share Based Payment, ("SFAS No. 123R"). Allegheny adopted SFAS No. 123R effective January 1, 2006. See Note 10, "Stock-Based Compensation," for information related to the impact of this accounting pronouncement.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109" ("FIN 48"). On May 2, 2007, the FASB issued Interpretation No. 48-1, Definition of Settlement in FASB Interpretation No. 48 ("FIN 48-1"), which provides guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. Allegheny adopted the provisions of FIN 48 and FIN 48-1 as of January 1, 2007 and May 2, 2007, respectively. See Note 6, "Income Taxes," for information related to the impact of these accounting pronouncements.

In June 2006, the Emerging Issues Tax Force ("EITF") reached a consensus on EITF Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement" ("EITF 06-3"). EITF 06-3 provides guidance on disclosing the accounting policy for the income statement presentation of any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer on either a gross (included in revenues and costs) or a net (excluded from revenues and costs) basis. Allegheny records taxes collected from customers that are assessed on those customers on a net basis. That is, in instances in which Allegheny acts as a collection agent for a taxing authority by collecting taxes that are the responsibility of the customer, Allegheny records the amount collected as a liability and relieves such liability upon remittance to the taxing authority without impacting revenues or expenses. Therefore, the January 1, 2007 implementation of EITF 06-3 did not have a material impact on Allegheny's financial statements.

In September 2006, the FASB issued FSP AUG AIR-1, "Accounting for Planned Major Maintenance Activities" (the "FSP"). The FSP permits the following methods for accounting for planned major maintenance activities: direct expense, built-in overhaul and deferral. The FSP requires entities to disclose the method of accounting for planned major maintenance activities, as well as the impact of any change in method required as a result of the adoption of the FSP. The FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities. Allegheny adopted the FSP on January 1, 2007. It is Allegheny's policy to account for planned major maintenance activities using the direct expense method. Therefore, the adoption of the FSP did not have an impact on Allegheny's financial statements.

Accounting Pronouncements Not Yet Adopted as of December 31, 2007:

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits entities to choose to measure at fair value certain financial instruments and other items that are not currently required to be measured at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for Allegheny beginning on January 1, 2008. Allegheny does not expect that this pronouncement will have a material impact on its financial statements.

In April 2007, the FASB issued Interpretation No. 39-1, "Amendment of Interpretation No. 39" ("FIN 39-1"). FIN 39-1 permits entities that are party to master netting arrangements to offset cash collateral receivables or payables that approximate fair values with net derivatives positions. FIN 39-1 is effective for Allegheny beginning on January 1, 2008. Allegheny does not expect that this pronouncement will have a material impact on its financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. It applies to other pronouncements that require or permit fair value but does not require any new fair value measurements. The statement defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." SFAS 157, as it relates to financial assets and liabilities, is effective for Allegheny beginning January 1, 2008.

In February 2008, the FASB issued FSP FAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP FAS 157-2"), which permits a one-year deferral of the application of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

Allegheny will adopt SFAS 157 and FSP FAS 157-2 effective January 1, 2008. Accordingly, the provisions of SFAS 157 will not be applied to nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, until January 1, 2009. Allegheny is currently analyzing the impact of SFAS 157 on its financial statements.

In December 2007, the FASB issued SFAS 141R, "Business Combinations" ("SFAS 141R") and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("SFAS 160"). SFAS 141R requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS 141R and SFAS 160 are effective for Allegheny beginning on January 1, 2009. Allegheny does not expect that these statements will have a material impact on its financial statements.

Cumulative Effect of Accounting Change:

During 2005, Allegheny recorded a $5.9 million cumulative effect of accounting change related to its adoption of Financial Accounting Standards Board ("FASB") Interpretation 47, "Accounting for Conditional Asset Retirement Obligations" ("Conditional AROs") ("FIN 47"). For additional information, see Note 21, "Asset Retirement Obligations ("ARO")."

NOTE 3: TRANSMISSION EXPANSION PROJECTS

Trans-Allegheny Interstate Line

In February 2006, Allegheny announced plans to construct the Trans-Allegheny Interstate Line ("TrAIL") project, a new 210-mile, 500-kv extra-high voltage line extending from the Prexy substation in Western Pennsylvania, to east of the Meadow Brook Substation in Northern Virginia at the interconnection with Dominion Virginia Power ("Dominion"). If approved by the Virginia SCC, Allegheny and Dominion will jointly own a 30-mile 500-kv line segment that Dominion will then complete to Loudoun, VA. The TrAIL project also includes new 138 kV transmission lines and related substations. In June 2006, the board of directors of PJM established the need for a new transmission line extending from Southwestern Pennsylvania through West Virginia to Northern Virginia, and designated Allegheny to build the AP Zone portion of the line. PJM, the regional transmission operator, which is responsible for the operation of and reliability planning for the transmission network in the PJM region, included the new line in its 2006 regional transmission expansion plan. The overall project has a targeted completion date of 2011. Cost estimates for Allegheny's portion of the project are approximately $820 million.

On July 20, 2006, FERC approved incentive rate treatments for TrAIL. On February 21, 2007, TrAIL Company submitted to FERC a filing to implement a formula tariff rate, with a proposed effective date of June 1, 2007, that includes the incentive rate treatments approved by FERC. On May 31, 2007, FERC issued an order permitting the formula tariff rate to become effective on June 1, 2007, subject to refund and hearing. One of the issues set for hearing is the level of the incentive return on equity for TrAIL. On January 24, 2008, TrAIL Company filed a motion to suspend the procedural schedule in this matter, stating that all active participants in the proceeding have reached a settlement in principle that resolves all issues set for hearing, and the procedural schedule for the hearing was suspended pending finalization of the settlement agreement.

Potomac-Appalachian Transmission Highline

In April 2007, Allegheny announced plans to construct PATH, a 290-mile, high-voltage transmission line project (the "PATH Project"). PJM authorized construction of PATH in April 2007. In September 2007, Allegheny entered into a joint venture agreement with American Electric Power Company, Inc. ("AEP") to construct PATH. The joint venture, PATH, LLC, is a series limited liability company. The "West Virginia Series" is owned equally by Allegheny and AEP and will build, own and operate approximately 244 miles of 765-kV transmission line from AEP's Amos substation near St. Albans, West Virginia to Allegheny's Bedington substation near Martinsburg, West Virginia, though an operating subsidiary. The "Allegheny Series" is 100% owned by Allegheny and, through an operating subsidiary, will build, own and operate approximately 46 miles of twin-circuit 500-kV lines from Bedington to a new substation near Kemptown, Maryland, to be built and owned by Allegheny. Total project costs of the West Virginia Series are expected to be approximately $1.2 billion. Total project costs of the Allegheny Series are expected to be approximately $0.6 billion. PJM has specified June 2012 as the in-service date for the project.

On December 28, 2007, PATH, LLC submitted a filing to FERC under Section 205 of the Federal Power Act to implement a formula tariff rate to be effective March 1, 2008. The filing also included a request for certain incentive rate treatments.

The accounts of PATH, LLC and its operating subsidiaries are included in Allegheny's Consolidated Financial Statements, in accordance with the provisions of FASB Interpretation 46(R), Consolidation of Variable Interest Entities.

NOTE 4: RATES AND REGULATION

Pennsylvania

Rate caps on transmission services in Pennsylvania expired on December 31, 2005. Distribution rate caps were also scheduled to expire on December 31, 2005 and generation rate caps were scheduled to expire on December 31, 2008. By order entered May 11, 2005, the Pennsylvania Public Utility Commission (the "Pennsylvania PUC") approved an extension of generation rate caps from 2008 to 2010 and provided for increases in generation rates in 2007, 2009 and 2010, in addition to previously approved rate cap increases for 2006 and 2008. The order also extended distribution rate caps from 2005 to 2007, with an additional rate cap in place for 2009 at the rate in effect on January 1, 2009. The intent of this transition plan is to gradually move generation rates closer to market prices.

West Virginia

West Virginia Rate Order:

In a July 26, 2006 filing with the West Virginia PSC, Monongahela and Potomac Edison requested a decrease in base rates of approximately $26 million and an increase in revenues related to fuel and purchased power costs of approximately $126 million. The West Virginia Rate Order, which was issued in response to the July 2006 rate request, reduced Allegheny's annual revenues by approximately $6 million and decreased annual depreciation expense by approximately $16 million, resulting in an annual net pre-tax benefit of approximately $10 million. The $6 million revenue decrease is comprised of a decrease in base rates of approximately $132 million and an increase in revenues related to fuel and purchased power costs of approximately $126 million.

The following is a summary of additional significant provisions and accounting impacts of the West Virginia Rate Order:

- The West Virginia Rate Order established the annual ENEC method of recovering net power supply costs, including fuel costs, purchased power costs and other related expenses, net of related revenue. Under the ENEC, actual costs and revenues are tracked for under and/or over recoveries, and revised ENEC rate filings will be made on an annual basis. Any under and/or over recovery of costs, net of related revenues, is deferred as a regulatory asset or regulatory liability, for subsequent recovery and/or refund, with the corresponding impact on the Consolidated Statements of Income reflected within "Deferred energy costs, net."
- In December 2005, Monongahela sold sulfur dioxide ("SO_2") allowances to AE Supply for $14.8 million in cash and recorded the $14.7 million difference between the carrying value of the allowances and the cash received as a credit to "Other paid-in capital" in the amount of $8.8 million, net of the income tax effects of $5.9 million. The West Virginia Rate Order requires Monongahela to reduce its rate base by $14.7 million, and requires the subsequent amortization of this amount, net of amortization for the period from the December 2005 sale date through the effective date of the West Virginia Rate Order, as a credit to cost of service over a period of approximately 29 years. As a result, Monongahela reclassified $14.0 million, $8.3 million net of tax, from other paid-in capital to a "Regulatory liability." In addition, Monongahela recorded a related deferred tax asset in the amount of $5.8 million during the second quarter of 2007. The regulatory liability will be amortized to revenue, and the deferred tax asset will be amortized to income tax expense over a period of approximately 29 years.
- The West Virginia Rate Order provides for the recovery of pension expense on an accrual basis. Monongahela and Potomac Edison previously recovered pension costs on a cash basis in West Virginia, and, therefore, Allegheny did not record a regulatory asset related to the portion of pension obligations

allocable to the West Virginia jurisdiction when it adopted SFAS 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements 87, 88, 106 and 132R ("SFAS 158") on December 31, 2006. As a result of the West Virginia Rate Order, in the second quarter of 2007, Allegheny's service subsidiary, AESC, established a regulatory asset related to pension obligations recorded upon adoption of SFAS 158, in the amount of $88.0 million ($52.3 million net of tax), with a corresponding credit to "Other comprehensive income," net of income tax effect.

Environmental Control Bonds:

As discussed in Note 11, "Capitalization and Short-Term Debt," in April 2007, MP Environmental Funding LLC, an indirect subsidiary of Monongahela, and PE Environmental Funding LLC, an indirect subsidiary of Potomac Edison, issued $344 million and $115 million, respectively, of Senior Secured Sinking Fund Environmental Control Bonds, Series A. These bonds securitize the right to collect an environmental control surcharge from the West Virginia customers of Monongahela and Potomac Edison.

The West Virginia regulatory orders that authorize the environmental control surcharge provide that the surcharge revenues will recover the principal, interest and financing costs associated with the bonds. Proceeds of the environmental control bonds will be used to fund a majority of the costs associated with installation of Scrubbers at Allegheny's Fort Martin generation facility.

Allegheny expects that the Scrubbers will be completed and placed in service by late 2009. The Scrubbers will be depreciated over their estimated useful lives, which may be a greater period than the duration of the environmental control surcharge and related environmental control bonds.

Allegheny will account for the construction of Scrubbers at Fort Martin in a manner that results in no net income or loss from the securitized portion of project costs as follows:

- Environmental control surcharge revenues will be recorded as billed;
- Interest expense on the bonds will be recorded as incurred;
- Depreciation will be recorded over the estimated useful life of the Scrubbers after they are placed in service; and
- A regulatory liability will be recognized with an offsetting charge against revenues to the extent that environmental control surcharge revenue exceeds interest and depreciation expense. This liability will decrease, with an offsetting credit to revenue over the remaining useful life of the Scrubbers, after the environmental control surcharge ends and the bonds have been repaid. See Note 5, "Regulatory Assets and Liabilities," for additional information.

Maryland

In December 2006, Potomac Edison proposed a rate stabilization and market transition plan (the "Transition Plan") for its Maryland residential customers, in accordance with a bill passed by the Maryland legislature in 2006. The Maryland Public Service Commission approved the Transition Plan on March 30, 2007. The Transition Plan provides for a gradual transition of Potomac Edison's residential customers from capped generation rates to market-based generation rates, while at the same time preserving for customers the benefit of rate caps.

Under the Transition Plan, Potomac Edison's customers who did not opt out of the Transition Plan began paying a non-bypassable surcharge (the "Rate Stabilization Surcharge") in June 2007, which will result in an overall rate increase of approximately 15%, after taking into account the expiration of a prior customer choice rate credit with the initiation of the new surcharge. On January 1, 2008, the surcharge will increase residential rates an additional 15%.

Beginning January 1, 2009, coincident with the expiration of the residential generation rate cap and implementation of market-based generation pricing, the Rate Stabilization Surcharge will convert from a charge to a credit on customers' bills. Funds collected through the Rate Stabilization Surcharge during 2007 and 2008, plus interest, will be returned to customers as a credit on their electric bills, thereby reducing the impact of the rate cap expiration. The credit would continue, with adjustments, to maintain rate stability until approximately December 31, 2010.

The Rate Stabilization Surcharge is being recorded directly to a regulatory liability as it is billed to customers. In addition, interest on amounts collected from customers is recognized as a component of the regulatory liability for future refund to customers. This interest is recorded as interest expense on the Consolidated Statements of Income. As amounts are returned to customers as a surcharge credit in future periods, these customer credits will be charged directly to the regulatory liability.

Virginia

During the 2007 session, the Virginia General Assembly amended the Virginia Electric Utility Restructuring Act of 1999 (the "Restructuring Act"), to re-regulate the provision of electric generation services in the Commonwealth beginning January 1, 2009. Until that time, Potomac Edison's retail electric customers in Virginia have the right to choose their electricity generation supplier. Until December 31, 2008, Potomac Edison is the provider-of-last-resort ("PLR") for those customers who do not choose an alternate generation supplier or whose alternate generation supplier does not deliver. After January 1, 2009, Potomac Edison will provide generation services to all of its customers in Virginia at regulated rates.

Potomac Edison had a power purchase agreement with AE Supply to provide it with the amount of electricity necessary to meet its PLR retail obligations through June 30, 2007 at the capped generation rates. In April 2007, Potomac Edison conducted a competitive bidding process to purchase its PLR requirements from the wholesale market for service beginning July 1, 2007, and AE Supply was the successful bidder with respect to a substantial portion of those requirements. Market prices for purchased power resulting from that bidding process, at which Potomac Edison began to purchase its PLR requirements on July 1, 2007, currently are higher, and likely will continue to be higher, than the rates Potomac Edison is currently allowed to recover from its retail customers. These higher market prices for power have resulted in increased purchased power costs by Potomac Edison and increased revenues to AE Supply since July 1, 2007.

In an April 2007 filing with the State Corporation Commission of Virginia ("Virginia SCC"), Potomac Edison requested to adjust its fuel factor and to implement a rate stabilization plan, including an increase in retail rates of approximately $103 million beginning July 1, 2007, to offset the impact of increased purchased power costs. Additionally, Potomac Edison filed a Motion for Interim Rates with the Virginia SCC on May 10, 2007. In June 2007, the Virginia SCC issued an order that denied Potomac Edison's application and motion to establish interim rates, cancelled evidentiary hearings and dismissed the case. On July 6, 2007, Potomac Edison filed with the Virginia SCC a Motion for Suspension of Order and Motion for Interim Rates, which the Virginia SCC denied on August 7, 2007. On July 26, 2007, Potomac Edison filed an appeal of the decision denying Potomac Edison's application and motion to establish interim rates to the Virginia Supreme Court and also asked the Virginia Supreme Court for relief pending appeal. The Court denied Potomac Edison's motions and set the matter for review in the ordinary course. Potomac Edison then filed a new application for rate recovery of purchased power costs for load above 367 MW with the Virginia SCC on September 11, 2007, and is continuing to pursue its appeal for full cost recovery. On October 10, 2007, the Virginia SCC issued an order setting Potomac Edison's new application for hearing on December 4, 2007.

On December 20, 2007, the Virginia SCC issued an order granting partial recovery of increased purchased power costs.

The commission's order:

- Granted a rate adjustment effective immediately that would permit the company to collect an additional $9.5 million (pre-tax) on an annualized basis through June 30, 2008, a substantially lower amount than the $42.3 million Allegheny requested,
- Directed the company to implement deferred accounting effective immediately with respect to the over-or under-recovery of the increased purchase power costs approved in the order, and
- Directed the company to file an application with the commission on or before July 1, 2008, for proposed recovery of purchased power costs for the 12-month period beginning July 1, 2008, including for treatment of any over- or under-recovery incurred under this order.

NOTE 5: REGULATORY ASSETS AND LIABILITIES

Certain of Allegheny's regulated utility operations are subject to the provisions of SFAS 71. Regulatory assets represent probable future revenues associated with currently incurred costs that are expected to be recovered in the future from customers through the rate-making process. Regulatory liabilities generally represent probable future reductions in revenues associated with amounts that are to be credited or refunded to customers through the rate-making process. Regulatory assets and regulatory liabilities reflected in the Consolidated Balance Sheets at December 31 relate to:

(In millions)	2007	2006
Regulatory assets, including current portion:		
Income taxes (a)(b)	$251.4	$300.4
Pension benefits and postretirement benefits other than pensions (a)(c)	202.7	178.2
Pennsylvania stranded cost recovery	17.6	55.6
Pennsylvania Competitive Transition Charge ("CTC") reconciliation	117.7	107.4
Unamortized loss on reacquired debt (a)(d)	35.3	39.6
Deferred ENEC charges	9.4	—
Other (e)	40.8	32.0
Subtotal	674.9	713.2
Regulatory liabilities, including current portion:		
Net asset removal costs	396.4	421.4
Income taxes	36.8	38.9
SO_2 allowances	13.8	—
Fort Martin scrubber project—environmental control surcharge	33.4	—
Other	8.5	4.5
Subtotal	488.9	464.8
Net regulatory assets	$186.0	$248.4

(a) Does not earn a return.
(b) Amount is being recovered over various periods associated with the remaining useful life of related regulated utility property, plant and equipment.
(c) Amount is being recovered over a period up to 13 years.
(d) Amount is being recovered over various periods through 2025, based upon the maturities of reacquired debt.
(e) Includes certain amounts that do not earn a return with recovery periods up to 20 years.

Asset Removal Costs

In certain jurisdictions, depreciation rates include a factor representing the estimated costs associated with removing an asset from service upon retirement. The accrual builds up during the asset's service life and is reduced when the actual cost of removal is incurred. The accumulated balance of such removal costs represents a regulatory liability. See Note 21, "Asset Retirement Obligations ("ARO")," for a description of legal asset retirement obligations.

Income Taxes, Net

In certain jurisdictions, deferred income tax expense is not permitted as a current cost in the determination of rates charged to customers. In these jurisdictions a deferred income tax liability is recorded with an offsetting regulatory asset. The income tax regulatory asset represents amounts that will be recovered from customers when the temporary differences are reversed and the taxes paid. These deferred income taxes primarily relate to temporary differences involving regulated utility property, plant and equipment and the related provision for depreciation.

Pension and Other Postretirement Benefits

See Note 17, "Pension Benefits and Postretirement Benefits Other Than Pensions," for a discussion of regulatory assets relating to pension and other postretirement benefits.

Pennsylvania Stranded Cost Recovery and CTC Reconciliation

Pennsylvania's Electricity Generation Customer Choice and Competition Act (the "Customer Choice Act"), which was enacted in 1996, gave all retail electricity customers in Pennsylvania the right to choose their electricity generation supplier as of January 2, 2000. Under terms of a customer choice implementation agreement between the Pennsylvania PUC and West Penn, beginning in 1998 and through June 2008, West Penn was authorized to recover $670 million of Competitive Transition Charges ("CTC") incurred as part of the transition to customer choice. West Penn's customer bills include a CTC charge and West Penn recognizes revenue related to CTC charges through the end of the recovery period, estimated to be June 2008. Any difference between CTC charges recognized and the amount collected from customers is recorded as a regulatory asset for future collection. For 2007, 2006 and 2005, West Penn recorded pre tax income of approximately $52 million, $45 million and $56 million, respectively, related to CTC.

In 2005, the Pennsylvania PUC authorized West Penn to defer the difference between authorized and billed stranded cost recovery revenues, with an 11% return on the amounts deferred, for future full and complete recovery from customers over an extended transition period through 2010. This difference represents a separate regulatory asset ("Pennsylvania CTC Reconciliation"). Recovery of the Pennsylvania CTC Reconciliation regulatory asset will begin after the Pennsylvania stranded cost regulatory asset has been fully recovered. The amount of under-recovery of CTC during the transition period, if any, will be determined at the end of the transition period in 2010.

NOTE 6: INCOME TAXES

Details of federal and state income tax expense from continuing operations were as follows:

(In millions)	2007	2006	2005
Income tax expense (benefit)—current:			
Federal	$(19.3)	$ 26.1	$55.2
State	9.4	(16.5)	(6.5)
Total	(9.9)	9.6	48.7
Income tax expense (benefit)—deferred:			
Federal	251.3	175.1	4.8
State	13.0	(7.2)	17.6
Total	264.3	167.9	22.4
Amortization of deferred investment tax credit	(3.6)	(4.0)	(6.3)
Total income tax expense from continuing operations	$250.8	$173.5	$64.8

On July 2, 2006, the Commonwealth of Pennsylvania budget for the 2006-2007 fiscal year was enacted. The budget included a provision that raised the annual limit on the amount of net operating loss carryforwards that may be used to reduce current year taxable income from $2 million per year to the greater of $3 million or 12.5% of apportioned Pennsylvania state taxable income per year, effective January 1, 2007. The carryforward limitation period remained unchanged at 20 years. Allegheny recorded a benefit during 2006 in the amount of $18.2 million for the state income tax effect, net of applicable federal income tax, reflecting the estimated portion of the loss carryforwards that will be realized during the carryforward period. During 2007, an additional benefit of $4.2 million, net of applicable federal income tax, was recorded as a result of estimated additional future Pennsylvania taxable income.

During 2006, Allegheny recorded a charge of $6.6 million, which was the effect of settling prior year audit issues.

During 2005, Allegheny determined that it had not claimed certain income tax deductions in its 2003 income tax returns relating to commodity trading contracts. Allegheny filed a claim for these additional deductions, which increased Allegheny's recorded tax net operating loss carryforwards in the amount of approximately $210 million and decreased other recorded deferred tax assets in a similar amount, except for certain state income tax effects. Allegheny recorded a charge of $3.8 million during 2005 to write-off state deferred tax assets that will not be realized due to state limitations on the use of net operating loss carryforwards resulting from the filing of this claim.

On June 30, 2005, the state of Ohio enacted broad changes to its business tax system, including a phase-out of the state's income-based franchise tax over a five-year period beginning in 2006. The phase-out of the franchise tax reduced the realizable benefit of recorded deferred tax assets by $1.9 million, and such deferred tax assets were written down by this amount in 2005. The franchise tax has been replaced by a gross receipts tax that is being phased-in over a five year period, which began on July 1, 2005. Effective with the December 31, 2005 sale of Monongahela's T&D assets, Allegheny no longer has operations in Ohio. See Note 15, "Asset Sales," for additional information.

Allegheny also recorded a $6.9 million charge during 2005 to decrease recorded deferred tax assets on deferred compensation due to changes in the timing of payments permitted under the American Jobs Creation Act of 2004.

Investment tax credits have been deferred and are being amortized over the estimated service lives of the related property, plant and equipment.

The following table reconciles income tax expense calculated by applying the federal statutory income tax rate of 35% to "income from continuing operations before income taxes and minority interest" to "income tax expense":

(In millions, except percent)	2007 Amount	2007 %	2006 Amount	2006 %	2005 Amount	2005 %
Income from continuing operations before income taxes and minority interest	$666.1		$494.8		$140.5	
Preferred dividend of subsidiary	0.7		1.2		4.1	
Subtotal	666.8		496.0		144.6	
Income tax expense calculated at the federal statutory rate of 35%	233.1	35.0	173.6	35.0	50.6	35.0
Increases (reductions) resulting from:						
Rate-making effects of depreciation differences	7.6	1.0	6.9	1.4	7.5	5.2
Plant removal costs	(2.1)	(0.3)	(2.0)	(0.4)	(1.9)	(1.3)
State income tax, net of federal income tax benefit	17.5	2.6	14.9	3.0	7.2	5.0
Amortization of deferred investment tax credits	(3.6)	(0.5)	(4.0)	(0.8)	(6.3)	(4.3)
Reduction in tax benefits for deferred compensation	—	—	—	—	6.0	4.1
Change in estimated Pennsylvania net operating loss benefits	(4.2)	(0.6)	(18.2)	(3.7)	—	—
Changes in tax reserves related to uncertain tax positions and audit settlements	1.8	0.3	6.6	1.3	—	—
Other, net	0.7	0.1	(4.3)	(0.8)	1.7	1.1
Income tax expense	$250.8	37.6	$173.5	35.0	$ 64.8	44.8

The income tax benefit for loss from discontinued operations differs from the amount calculated by applying the federal statutory income tax rate of 35% to the gross amount as set forth below:

(In millions)	2006	2005
Income (loss) from discontinued operations, before income taxes	$3.7	$(12.1)
Income tax expense (benefit) calculated using the federal statutory rate of 35%	$1.3	$ (4.2)
State income tax expense (benefit), net of federal income tax effect	1.8	(1.8)
Total income tax expense (benefit)	$3.1	$ (6.0)

At December 31, the deferred income tax assets and liabilities consisted of the following:

(In millions)	2007	2006
Deferred income tax assets:		
Recovery of transition costs	$ 23.9	$ 19.8
Unamortized investment tax credits	33.4	35.6
Postretirement benefits	65.4	100.6
Tax effect of net operating loss carryforwards	345.2	554.2
Fair value of derivative contracts	16.7	9.1
Valuation allowance on Pennsylvania net operating loss carryforwards	(15.7)	(21.2)
Other	82.9	73.0
Total deferred income tax assets	551.8	771.1
Deferred income tax liabilities:		
Plant asset basis differences, net	1,548.8	1,506.0
Other	62.5	74.5
Total deferred income tax liabilities	1,611.3	1,580.5
Total net deferred income tax liability	1,059.5	809.4
Deferred income taxes included in current assets	286.4	127.5
Total long-term net deferred income tax liability	$1,345.9	$ 936.9

Allegheny recorded as deferred income tax assets the effect of net operating losses, which will more likely than not be realized through future operations and through the reversal of existing temporary differences. These net operating loss carryforwards expire in varying amounts through 2025.

In June 2006, the FASB issued FIN 48, which prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on an income tax return. Under FIN 48, tax benefits should be recognized in the financial statements when it is more likely than not that the position will be sustained upon examination by the tax authorities based on the technical merits of the position. Such tax positions should be measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and all relevant facts.

Allegheny adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation, Allegheny recognized a $17.7 million reduction to its January 1, 2007 balance of retained earnings.

Allegheny records interest and penalties associated with uncertain tax positions as a component of income tax expense. During 2007 Allegheny recognized an interest expense, net of tax, of approximately $0.2 million. Accrued interest, net of tax, related to uncertain tax positions was $16.9 million and $11.8 million at December 31, 2007 and January 1, 2007, respectively.

The gross FIN 48 reserve at December 31, 2007 was $81.7 million ($59.4 million net of the federal tax benefit for state tax reserves). Approximately $68.0 million of this reserve will not be resolved in the next 12 months and, therefore, has been classified as long term income taxes payable on the accompanying Consolidated Balance Sheet at December 31, 2007.

The following represents an analysis of the changes in unrecognized tax benefits during 2007:

(In millions)	Amount
Balance at January 1, 2007	$107.6
Additions based on tax positions related to the current year	32.7
Additions for tax positions of prior years	18.1
Reductions for tax positions of prior years	(3.3)
Settlements	(52.2)
Balance at December 31, 2007	$102.9

If recognized, the portion of the unrecognized tax benefits that would reduce Allegheny's effective tax rate was $42.5 million and $38.7 million at December 31, 2007 and January 1, 2007, respectively ($65.4 million and $58.9 million, respectively, before the federal income tax effects on state income tax positions).

The unrecognized tax benefit balance also included approximately $37.5 million and $48.7 million of tax positions at December 31, 2007 and January 1, 2007, respectively, for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. A change in the period of deductibility would not affect the effective tax rate but would impact the timing of cash payments to the taxing authorities.

The major jurisdictions in which Allegheny is subject to income tax are U.S. Federal, Pennsylvania, West Virginia, Maryland and Virginia. Allegheny files consolidated federal income tax returns, and those returns are currently under audit by the Internal Revenue Service ("IRS") for the tax years 1998 through 2003. The 2004 through 2006 federal returns have been filed and are still subject to review. Several of Allegheny's subsidiaries file returns in Pennsylvania. Returns filed with the Pennsylvania Department of Revenue for the tax years 2002 through 2006 are subject to review. Allegheny also files a consolidated West Virginia return. The consolidated West Virginia returns have been audited through 2004. The 2005 and 2006 returns remain subject to review. Several of Allegheny's subsidiaries are also subject to tax in the state of Maryland. The Maryland returns for the tax years 2004 through 2006 remain subject to review. Additionally, certain Allegheny subsidiaries are subject to tax in Virginia. The Virginia returns for tax years 2004 through 2006 remain subject to review.

As stated above, the IRS is currently auditing Allegheny's income tax returns for the tax years 1998 through 2003. These audits are anticipated to be completed within the next 12 months. During the audit period, Allegheny changed its method of applying the inventory capitalization rules from its traditional method to the simplified service cost method. The IRS has proposed adjustments related to the change in method that are timing in nature. Interest accrued on this position was $12.5 million, net of tax, at December 31, 2007. It is reasonably possible that a portion of this interest accrual will reverse in the next 12 months. Also, Allegheny filed various refund claims with the IRS primarily related to property type items, which were effectively settled with the IRS during 2007 and resulted in a net benefit of $3.3 million. Additionally, Allegheny has liabilities for uncertain positions taken on various state income tax returns that it files. The statute of limitations for some of these returns expired during 2007 and resulted in a benefit of approximately $0.8 million. Additionally, some of the state tax returns containing these positions have been audited by the respective states. These audits were resolved in favorable manner in the fourth quarter and resulted in a benefit of $4.3 million.

NOTE 7 : ASSET SWAP

Effective January 1, 2007, AE Supply and Monongahela completed an intercompany exchange of assets (the "Asset Swap") that realigned generation ownership and contractual arrangements within the Allegheny system. As a result of the Asset Swap, Monongahela owns 100% of Fort Martin, which allowed Allegheny to securitize, through the issuance of environmental control bonds, an environmental control charge that Monongahela and Potomac Edison impose on their retail customers in West Virginia. The proceeds of the sale of the environmental control bonds are being used to finance $450 million of the estimated $550 million in costs to construct the Scrubbers at Fort Martin.

As a result of the Asset Swap, Monongahela also owns 100% of the Albright, Rivesville and Willow Island generation facilities in West Virginia and is contractually entitled to a greater proportion of the generation from the Bath County, Virginia generation facility. Also as a result of the Asset Swap, AE Supply owns 100% of the Hatfield's Ferry generation facility, which, prior to the Asset Swap, was jointly owned by AE Supply and Monongahela, and has a greater ownership interest in the Harrison and Pleasants generation facilities in West Virginia. AE Supply also received contractual rights to a greater amount of generation from OVEC. The Asset Swap resulted in a net transfer of 660 MWs of generation capacity from AE Supply to Monongahela. Additionally, Monongahela assumed from AE Supply the contractual obligation to provide power to Potomac Edison to serve its West Virginia load obligations. To facilitate the economic dispatch of its generation, Monongahela sells the power that it generates from its West Virginia jurisdictional assets directly into the PJM market and purchases directly from the PJM market the power necessary to meet its West Virginia jurisdictional customer load and its contractual obligations. These power purchases and sales were previously transacted with AE Supply.

In connection with the Asset Swap, AE Supply assumed a net amount of approximately $6 million in additional debt associated with outstanding pollution bonds. Monongahela will remain obligated to the note holders for the repayment of this debt. Additionally, AE Supply paid in advance of their scheduled maturities notes totaling approximately $16 million in the aggregate in connection with the redemption of certain pollution control bonds that, by their terms, were required to be redeemed as a result of the change in ownership of Fort Martin.

NOTE 8: DIVIDEND RESTRICTIONS

During 2006 and 2005, AE was not permitted to pay cash dividends on its common stock under the AE credit facility. During 2007, the AE credit facility was amended to allow payment of cash dividends on its common stock, subject to certain restrictions.

Under the terms of its credit facility, AE Supply may pay cash dividends to AE in an amount not to exceed the greater of (a) $25 million or (b) either 25% or 50% of AE Supply's net income for the preceding fiscal year, depending on AE Supply's leverage ratio as of the last day of the preceding fiscal year. AE Supply may also pay cash dividends to AE not to exceed $300 million to the extent such dividend is applied directly or indirectly by AE to make investments in a subsidiary.

Restricted net assets of AE Supply were approximately $894 million and $747 million at December 31, 2007 and 2006, respectively. There were no restricted net assets of unconsolidated subsidiaries at December 31, 2007 and 2006.

NOTE 9: INCOME (LOSS) PER COMMON SHARE

The following table provides a reconciliation of the numerators and the denominators for the basic and diluted earnings per common share computations:

(In millions, except share and per share amounts)	2007	2006	2005
Basic Income (Loss) per Common Share:			
Numerator:			
Income from continuing operations	$ 412.2	$ 318.7	$ 75.1
Redemption of preferred stock (a)	(1.1)	—	(0.4)
Income from continuing operations available for common shareholders	411.1	318.7	74.7
Income (loss) from discontinued operations	—	0.6	(6.1)
Cumulative effect of accounting change	—	—	(5.9)
Net income available for common shareholders	$ 411.1	$ 319.3	$ 62.7
Denominator:			
Weighted average common shares outstanding	166,021,597	164,184,165	155,016,346
Basic Income (Loss) per Common Share:			
Income from continuing operations	$ 2.48	$ 1.94	$ 0.48
Loss from discontinued operations	—	—	(0.04)
Cumulative effect of accounting change	—	—	(0.04)
Basic income per common share	$ 2.48	$ 1.94	$ 0.40
Diluted Income (Loss) per Common Share:			
Numerator:			
Income from continuing operations	$ 412.2	$ 318.7	$ 75.1
Redemption of preferred stock (a)	(1.1)	—	(0.4)
Income from continuing operations available for common shareholders	411.1	318.7	74.7
Income (loss) from discontinued operations	—	0.6	(6.1)
Cumulative effect of accounting change	—	—	(5.9)
Net income available for common shareholders	$ 411.1	$ 319.3	$ 62.7
Denominator:			
Weighted average common shares outstanding	166,021,597	164,184,165	155,016,346
Effect of dilutive securities:			
Stock options (b)	2,723,934	2,611,827	1,366,238
Performance shares	—	30,668	53,557
Non-employee stock awards	61,330	47,470	25,200
Stock units	660,877	1,805,253	2,172,410
Convertible securities (c)	—	—	—
Total shares	169,467,738	168,679,383	158,633,751
Diluted Income (Loss) per Common Share:			
Income from continuing operations	$ 2.43	$ 1.89	$ 0.47
Loss from discontinued operations	—	—	(0.04)
Cumulative effect of accounting change	—	—	(0.03)
Diluted income per common share	$ 2.43	$ 1.89	$ 0.40

(a) See Note 11, "Capitalization and Short-Term Debt," for information related to Monongahela's redemption of preferred stock.

(b) The dilutive share calculations for 2007, 2006 and 2005 exclude 48,578 shares, 350,645 shares and 826,371 shares, respectively, under outstanding stock options because the inclusion of these stock options under the treasury stock method would have been antidilutive.

(c) For 2005, 7,614,991 shares issuable under convertible trust preferred securities were excluded from the denominator because their inclusion would have been antidilutive.

NOTE 10: STOCK-BASED COMPENSATION

Allegheny adopted SFAS 123R effective January 1, 2006 using the modified prospective transition method. Under this transition method, the fair value accounting and recognition provisions of SFAS 123R are applied to share-based awards granted or modified subsequent to the date of adoption, and prior periods presented are not restated. In addition, compensation expense is recognized in future periods for all share-based payment awards that were outstanding, but not yet vested, as of January 1, 2006, based on the same estimated grant date fair values and service periods used to prepare Allegheny's SFAS 123 pro-forma disclosures, net of estimated forfeitures. Prior to the adoption of SFAS 123R, Allegheny accounted for stock-based compensation using the intrinsic value method accompanied by pro forma disclosures of net income and earnings per share as if Allegheny had applied the fair value method to all such compensation. The following table summarizes stock-based compensation expense recognized during 2007, 2006 and 2005:

(In millions)	2007	2006	2005
Stock options	$ 7.3	$ 7.9	$ —
Stock units	2.4	4.7	9.9
Other	1.0	1.3	0.7
Stock-based compensation expense included in operations and maintenance expense	10.7	13.9	10.6
Income tax benefit	4.3	5.6	4.3
Total stock-based compensation expense, net of tax	$ 6.4	$ 8.3	$ 6.3

No stock-based compensation cost was capitalized in 2007, 2006 or 2005.

As indicated in the preceding table, prior to January 1, 2006, no stock-based compensation expense was recognized for stock options. Allegheny's net income and income per share for 2005 would have been reduced to the pro forma amounts shown below if compensation expense had been determined using the fair value provisions of SFAS 123R:

(In millions, except per share amounts)	Year Ended December 31, 2005
Consolidated net income, as reported	$63.1
Add:	
Stock-based employee compensation expense included in consolidated net income, net of related tax effects	6.3
Deduct:	
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	11.3
Consolidated net income, pro forma	$58.1
Basic income per share:	
As reported	$0.40
Pro-forma	$0.37
Diluted income per share:	
As reported	$0.40
Pro-forma	$0.36

Stock Options

Allegheny's 1998 Long-Term Incentive Plan ("LTIP"), which was approved by AE's shareholders, permits stock option awards, restricted share awards and performance awards representing up to 10 million shares of AE's common stock. The exercise price, terms and other conditions applicable to stock option awards are generally determined by the Management Compensation and Development Committee of AE's Board or the independent directors of the Board. The exercise price per share for each award is equal to or greater than the fair market value of a share of AE's common stock on the grant date. Stock options vest in annual tranches on a pro-rata basis over the vesting period, which is typically one to five years, and become fully vested and exercisable upon a change in control. Stock options typically expire after 10 years. Except as may be provided in a separate agreement with any individual employee, in the event of termination of employment, options not exercisable at the time of termination will expire as of the date of termination. Except as may be otherwise provided in a separate agreement with any individual employee, exercisable options will expire 90 days from the date of termination, except in the event of termination due to retirement, disability or death. Exercisable options will expire three years after the date of termination in the case of retirement or disability, and in the case of death, the exercisable options will expire one year after the date of the participant's death. Allegheny may permit the exercise of options or the payment of withholding taxes through the tender of previously acquired shares of AE common stock or through a reduction in the number of shares issuable upon option exercise. Stock option awards are expensed using the straight-line attribution method over the requisite service period of the last separately vesting tranche of the award.

Effective January 1, 2006, Allegheny records compensation expense for employee stock options based on the estimated fair value of the options on the date of grant using the Black-Scholes option-pricing model with the assumptions included in the table below. The annual risk-free interest rate was based on the United States Treasury yield curve at the time of the grant for a period equal to the expected term of the options granted. The expected term of the 2007 and 2006 stock option grants was calculated in accordance with Staff Accounting Bulletin 107 using the "simplified" method. The expected annual dividend yield assumption was based on AE's current dividend rate. For options granted in the second half of 2007, AE used an expected dividend yield of approximately 1%. Prior to that the annual dividend yield assumption was zero. For stock options granted in 2007 and 2006, the expected volatility was based on both historical stock volatility and the volatility levels implied on the grant date by actively traded option contracts on Allegheny's common stock. The following weighted-average assumptions were used to estimate the fair value of options granted during 2007, 2006 and 2005:

	2007	2006	2005
Annual risk-free interest rate	4.62%	4.64%	4.19%
Expected term of the option (in years)	5.62	6.23	6.50
Expected annual dividend yield	0.20%	—	—
Expected stock price volatility	24.77%	28.89%	35.00%
Grant date fair value per stock option	$17.23	$14.36	$ 9.40

Stock-based compensation expense recognized in the Consolidated Statements of Income for 2007 and 2006 in operations and maintenance expense was based on awards ultimately expected to vest, using an estimated annual forfeiture rate of 5%.

Stock option activity for the last three years was as follows:

	Stock Options	Weighted Average Exercise Price
Outstanding at December 31, 2004	6,159,774	$16.659
Granted	440,000	$21.584
Exercised	(199,969)	$14.708
Forfeited/Expired	(249,848)	$17.770
Outstanding at December 31, 2005	6,149,957	$17.029
Granted	207,800	$37.078
Exercised	(1,234,759)	$19.996
Forfeited/Expired	(452,660)	$23.574
Outstanding at December 31, 2006	4,670,338	$16.504
Granted	31,000	$52.359
Exercised	(1,445,969)	$18.290
Forfeited/Expired	(63,960)	$13.382
Outstanding at December 31, 2007	3,191,409	$16.105

The grant-date fair value of stock options granted during 2007 and 2006 was $0.5 million and $3.0 million, respectively. The total pre-tax intrinsic value of stock options exercised during 2007 and 2006 was $56.6 million and $24.0 million, respectively, representing the difference between the market value of Allegheny's stock at exercise and the exercise price of the options. The total pre-tax intrinsic value of options exercisable at December 31, 2007 and 2006 was $92.0 million and $68.7 million, respectively. Cash received by Allegheny from option exercises totaled $26.4 million and $24.7 million in 2007 and 2006, respectively. Allegheny issued new shares of its common stock to satisfy these stock option exercises. There was no cash tax benefit realized from tax deductions on stock options exercised during 2007 and 2006 because of existing tax net operating loss carryforwards.

The following table summarizes information about stock options outstanding and stock options exercisable at December 31, 2007:

	Options Outstanding				Options Exercisable		
		Weighted-Average					
Range of Exercise Prices	Outstanding as of December 31, 2007	Remaining Contractual Term (in Years)	Exercise Price	Aggregate Intrinsic Value (in millions) (a)	Exercisable as of December 31, 2007	Weighted Average Exercise Price	Aggregate Intrinsic Value (in millions) (a)
$10.00 - $14.99	2,709,665	6.1	$13.45	$135.9	1,698,138	$13.41	$85.2
$15.00 - $19.99	124,744	7.1	$19.04	5.6	44,010	$19.25	2.0
$20.00 - $24.99	57,000	6.4	$20.88	2.5	30,000	$20.76	1.3
$25.00 - $29.99	60,000	7.9	$28.49	2.1	15,000	$28.49	0.5
$30.00 - $34.99	32,600	2.5	$32.64	1.0	32,600	$32.64	1.0
$35.00 - $39.99	93,400	8.3	$36.55	2.5	23,600	$37.53	0.6
$40.00 - $44.99	68,000	5.5	$42.46	1.4	52,500	$42.36	1.1
$45.00 - $49.99	26,000	5.7	$47.12	0.4	15,000	$46.26	0.3
$50.00 - $54.99	8,000	9.5	$52.57	0.1	—	$ —	—
$55.00 - $59.99	12,000	9.5	$55.96	0.1	—	$ —	—
Total	3,191,409	6.2	$16.10	$151.6	1,910,848	$15.46	$92.0

(a) Represents the total pre-tax intrinsic value based on stock options with an exercise price less than AE's closing stock price of $63.61 as of December 31, 2007.

As of December 31, 2007, there was approximately $8.8 million of unrecognized compensation cost related to non-vested outstanding stock options, which is expected to be recognized over a weighted-average period of approximately 1.1 years.

Allegheny records windfall tax benefits associated with share-based awards directly to stockholders' equity only when realized. Accordingly, deferred tax assets have not been recognized for net operating loss carryforwards resulting from windfall tax benefits subsequent to January 1, 2006. The unrecorded windfall tax benefits from share-based awards were $24.2 million and $15.9 million for 2007 and 2006, respectively.

Stock Units

Allegheny's Stock Unit Plan permits the grant to Allegheny's key executives, at the time of hire, of stock units representing up to 4.5 million shares of AE's common stock. Upon vesting, an executive may convert each stock unit into one share of AE common stock. These stock units vest in annual tranches on a pro-rata basis over the vesting period, which is typically three to five years, and become fully vested upon a change in control. Stock unit awards granted prior to January 1, 2006 are expensed using the graded-vesting method of FASB Interpretation No. 28. The fair value of each stock unit is equivalent to the market price of Allegheny's stock on the date of grant. No stock units were granted during 2007.

Stock unit activity for the last three years was as follows:

	Number of Stock Units	Weighted-Average Grant Date Fair Value	Aggregate Intrinsic Value (in millions)
Outstanding at December 31, 2004	3,044,160	$15.29	$60.0
Units convertible at December 31, 2004	670,138	$15.30	$13.2
Outstanding at December 31, 2004	3,044,160	$15.29	
Granted	50,000	$21.08	
Units converted into 74,688 common shares	(87,654)	$15.23	
Outstanding at December 31, 2005	3,006,506	$15.39	$95.2
Units convertible at December 31, 2005	1,292,622	$15.30	$40.9
Outstanding at December 31, 2005	3,006,506	$15.39	
Units converted into 1,168,854 common shares	(1,900,540)	$15.33	
Forfeited	(60,000)	$18.97	
Outstanding at December 31, 2006	1,045,966	$15.29	$48.0
Units convertible at December 31, 2006	107,220	$15.30	$ 4.9
Outstanding at December 31, 2006	1,045,966	$15.29	
Units converted into 373,395 common shares	(596,078)	$15.29	
Dividends on unvested grants	1,167	$60.66	
Outstanding at December 31, 2007	451,055	$15.40	$28.7
Units convertible at December 31, 2007	—	$ —	$ —

The total intrinsic value of stock units converted to shares of AE common stock during 2007 was $29.7 million. Allegheny issued new shares of its common stock in connection with the stock unit conversions. The actual number of common shares issued upon conversion of stock units was net of shares withheld to meet minimum income tax withholding requirements.

As of December 31, 2007, there was approximately $0.7 million of unrecognized compensation cost related to non-vested outstanding stock units, which is expected to be recognized over a weighted-average period of approximately four months.

Non-Employee Director Stock Plan

Under the Non-Employee Director Stock Plan, during 2007 each non-employee member of AE's Board of Directors received on a quarterly basis, subject to his or her election to defer his or her receipt, shares of AE common stock with a value of up to $30,000 as determined based on the closing price of AE common stock on the last business day of each calendar quarter for services performed. In 2006 and 2005, each non-employee member of the Board received, subject to his or her election to defer his or her receipt, up to 1,000 shares of AE's common stock for services performed during a calendar quarter. A maximum of 300,000 shares of AE's common stock, subject to adjustments for stock splits, combinations, recapitalizations, stock dividends or similar changes in stock, may be issued under this plan. The 2007, 2006 and 2005 compensation of each non-employee director was 2,303 shares, 4,000 shares and 3,200 shares, respectively, of AE's common stock. The amount of expense relating to this plan for 2007, 2006 and 2005 was $1.0 million, $1.3 million and $0.7 million, respectively, representing the market price on the date of grant.

Non-employee director stock plan share activity for the last three years was as follows:

	Number of Shares
Shares earned but not issued at December 31, 2004	14,893
Granted	25,600
Issued	(3,600)
Shares earned but not issued at December 31, 2005	36,893
Granted	32,000
Issued	(4,000)
Shares earned but not issued at December 31, 2006	64,893
Granted	18,424
Issued	(18,300)
Dividends on earned but not issued shares	160
Shares earned but not issued at December 31, 2007	65,177

NOTE 11: CAPITALIZATION AND SHORT-TERM DEBT

Allegheny's consolidated capital structure, excluding short-term debt and minority interest, as of December 31, 2007 and 2006, was as follows:

	2007		2006	
(In millions)	Amount	%	Amount	%
Long-term debt	$4,039.3	61.4	$3,585.2	63.0
Common equity	2,535.4	38.6	2,080.4	36.6
Preferred equity (a)	—	—	24.0	0.4
Total	$6,574.7	100.0	$5,689.6	100.0

(a) On September 4, 2007, Monongahela redeemed all of the shares of its Cumulative Preferred Stock. See "Preferred Stock of Subsidiary" below for additional information.

Common Stock

On December 17, 2007, AE paid a cash dividend of $0.15 per share to shareholders of record on December 3, 2007. On February 22, 2008, the Board of Directors of AE declared a cash dividend of $0.15 per share on AE's common stock, payable on March 24, 2008 to shareholders of record on March 10, 2008.

AE issued 1.9 million and 2.4 million shares of common stock in 2007 and 2006, respectively, primarily in connection with stock option exercises and the settlement of stock units.

Preferred Stock of Subsidiary

On September 4, 2007, Monongahela redeemed its 4.40% Cumulative Preferred Stock, $100 par value, its 4.80% Cumulative Preferred Stock, Series B, $100 par value, its 4.50% Cumulative Preferred Stock, Series C, $100 par value and its $6.28 Cumulative Preferred Stock, Series D, $100 par value with an aggregate carrying value of $24.0 million. In connection with the cash redemption, Monongahela paid accrued dividends at the redemption date plus a redemption premium of approximately $1.1 million that was charged against other paid-in capital. This premium also reduced income per common share as shown in Note 9, "Income (Loss) Per Common Share."

Debt

Outstanding debt and scheduled debt repayments at December 31, 2007 were as follows:

(In millions)	2008	2009	2010	2011	2012	Thereafter	Total
AE Supply:							
Medium—Term Notes	$ —	$—	$ —	$400.0	$650.0	$ —	$1,050.0
AE Supply Credit Facility	—	—	—	572.0	—	—	572.0
Pollution Control Bonds	—	—	—	—	1.3	267.2	268.5
Debentures—AGC	—	—	—	—	—	100.0	100.0
Total AE Supply	$ —	$—	$ —	$972.0	$651.3	$ 367.2	$1,990.5
Monongahela:							
Environmental Control Bonds (a)	$ 15.0	$10.6	$ 11.1	$ 11.6	$ 12.2	$ 284.0	$ 344.5
First Mortgage Bonds	—	—	—	—	—	340.0	340.0
Medium—Term Notes	—	—	110.0	—	—	—	110.0
Pollution Control Bonds	—	—	—	—	6.0	64.2	70.2
Total Monongahela	$ 15.0	$10.6	$121.1	$ 11.6	$ 18.2	$ 688.2	$ 864.7
West Penn:							
First Mortgage Bonds	$ —	$—	$ —	$ —	$ —	$ 420.0	$ 420.0
Transition Bonds (a)	75.5	79.9	16.0	—	—	—	171.4
Medium—Term Notes	—	—	—	—	80.0	—	80.0
Total West Penn	$ 75.5	$79.9	$ 16.0	$ —	$ 80.0	$ 420.0	$ 671.4
Potomac Edison:							
First Mortgage Bonds	$ —	$—	$ —	$ —	$ —	$ 420.0	$ 420.0
Environmental Control Bonds (a)	4.9	3.5	3.7	3.8	4.1	94.8	114.8
Total Potomac Edison	$ 4.9	$ 3.5	$ 3.7	$ 3.8	$ 4.1	$ 514.8	$ 534.8
TrAIL Company:							
Short-Term Promissory Note	$ 10.0	$—	$ —	$ —	$ —	$ —	$ 10.0
Total TrAIL	$ 10.0	$—	$ —	$ —	$ —	$ —	$ 10.0
Unamortized debt discounts, premiums and terminated interest rate swaps	(1.4)	(1.4)	(1.4)	(1.1)	(0.6)	(1.8)	(7.7)
Eliminations (b)	—	—	—	—	(1.3)	(13.1)	(14.4)
Total consolidated debt	$104.0	$92.6	$139.4	$986.3	$751.7	$1,975.3	$4,049.3

(a) Amounts represent planned repayments based upon estimated surcharge collections from customers.
(b) Amounts represent the elimination of certain pollution control bonds, for which Monongahela and AE Supply are co-obligors.

Certain of Allegheny's properties are subject to liens of various relative priorities securing debt.

2007 Debt Activity

In April 2007, MP Environmental Funding LLC, an indirect subsidiary of Monongahela, and PE Environmental Funding LLC, an indirect subsidiary of Potomac Edison, issued $344 million and $115 million, respectively, of Senior Secured Sinking Fund Environmental Control Bonds, Series A. These bonds securitize the right to collect an environmental control surcharge that Monongahela and Potomac Edison impose on their retail customers in West Virginia. The bonds were issued in several tranches with interest rates ranging from 4.98% to 5.52% and maturities ranging from July 2014 to July 2027. Net proceeds from the sale of the bonds represent restricted funds and will be used to fund the majority of costs to construct and install the Scrubbers at Fort Martin.

In September 2007, AE Supply amended its credit facility to increase the size of its revolving credit facility from $200 million to $400 million.

On October 22, 2007, at the request of AE Supply, Pleasants County, West Virginia and Harrison County, West Virginia issued $142 million of tax-exempt pollution control refunding bonds and $73.5 million of tax-exempt solid waste disposal refunding bonds, respectively (collectively, the "2007 AE Supply Bonds"). The 2007 AE Supply Bonds were issued to provide funds to repay pollution control and solid waste disposal bonds previously issued by these counties to finance certain facilities at Allegheny's Pleasants and Harrison generation facilities. Each series of 2007 AE Supply Bonds has a 30-year maturity and a 10-year call provision, and the weighted average interest rate of the 2007 AE Supply Bonds is 5.34%. Each series of 2007 AE Supply Bonds will be payable solely from payments to be made under a corresponding note from AE Supply.

On December 6, 2007, West Penn issued $275 million aggregate principal amount of 5.95% First Mortgage Bonds that mature in 2017. Proceeds from the First Mortgage Bonds were used in 2008 to repay a note payable and for other general corporate purposes.

On December 24, 2007, TrAIL Company issued a $10.0 million promissory note that matures on September 12, 2008. Proceeds from the promissory note will be used to fund interim construction and other costs of the TrAIL Project pending completion of long-term financing for the project.

Allegheny made various other debt payments during 2007.

Issuances and repayments of indebtedness, during 2007 were as follows:

(In millions)	Issuances	Repayments
Monongahela:		
Environmental Control Bonds	$344.5	$ —
Pollution Control Bonds	—	15.5
Potomac Edison:		
Environmental Control Bonds	114.8	—
West Penn:		
First Mortgage Bonds	275.0	—
Transition Bonds (a)	5.5	79.9
AE Supply:		
Pollution Control Bonds	222.5	237.1
AE Supply Credit Facility	—	175.0
TrAIL Company:		
Short-Term Promissory Note	10.0	—
Eliminations (b)	(7.0)	(5.3)
Consolidated Total	$965.3	$502.2

(a) The issuance amounts represent interest that was accrued and added to the principal amount of certain of the bonds.
(b) Represents the elimination of certain pollution control bonds for which Monongahela and AE Supply are co-obligors.

See Note 7, "Asset Swap," for debt changes resulting from the January 1, 2007 Asset Swap.

2006 Debt Activity

On May 2, 2006, AE Supply entered into a new $967 million senior credit facility (the "AE Supply Credit Facility") comprised of a $767 million term loan (the "AE Supply Term Loan") and a $200 million revolving credit facility (the "AE Supply Revolving Facility"), which was increased to $400 million in September 2007. The AE Supply Credit Facility matures in 2011. Proceeds from the AE Supply Credit Facility were used to refinance $967 million outstanding under AE Supply's prior term loan. The AE Supply Revolving Facility can also be used, if availability exists, to issue letters of credit.

On May 22, 2006, AE and AE Supply entered into a new $579 million credit facility (the "AE Credit Facility") comprised of a $400 million senior unsecured revolving credit facility (the "AE Revolving Credit Facility") and a $179 million senior unsecured term loan (the "AE Term Loan"). The AE Credit Facility matures in 2011. Proceeds from the AE Credit Facility were used to refinance the $179 million outstanding under AE's prior credit facility and to continue $135 million of letters of credit issued under AE's prior revolving facility. In addition, subject to certain limitations, AE Supply is permitted to request letters of credit in an amount not in excess of $50 million directly under the AE Revolving Credit Facility. AE is permitted to request letters of credit in an amount not in excess of $125 million on behalf of AE Supply and its subsidiaries.

In August 2006, West Penn issued $145 million aggregate principal amount of 5.875% First Mortgage Bonds that mature in 2016. Proceeds from the First Mortgage Bonds were used to repay a portion of a note payable, to pay a dividend to Allegheny and for other general corporate purposes.

In September 2006, Monongahela issued $150 million aggregate principal amount of 5.70% First Mortgage Bonds that mature in 2017. Monongahela used the net proceeds from the sale of the $150 million aggregate principal amount of 5.70% First Mortgage Bonds, plus available cash on hand, to fund the repayment at maturity of the $300 million aggregate principal amount of 5.0% First Mortgage Bonds.

In October 2006, Potomac Edison issued $100 million aggregate principal amount of 5.80% First Mortgage Bonds that mature in 2016. Potomac Edison used the net proceeds from the sale of the bonds, plus available cash on hand, to fund the repayment at maturity of $100 million aggregate principal amount of its 5.0% Medium-Term Notes.

Allegheny made various other debt payments during 2006.

Issuances and repayments of indebtedness, by entity, during 2006 were as follows:

(In millions)	Issuances	Repayments
AE:		
AE Credit Facility	$ 219.1	$ 219.1
2005 AE Credit Facility	—	199.0
Monongahela:		
First Mortgage Bonds	150.0	300.0
AE Supply:		
AE Supply Credit Facility	967.0	220.0
2005 AE Supply Term Loan	—	989.0
Potomac Edison:		
First Mortgage Bonds	100.0	—
Medium-Term Notes	—	100.0
West Penn:		
First Mortgage Bonds	145.0	—
Transition Bonds (a)	5.2	75.8
Consolidated Total	$1,586.3	$2,102.9

(a) The issuance amounts represent interest that was accrued and added to the principal amount of certain of the bonds.

During 2008, AE Supply made payments of $125 million on its credit facility.

NOTE 12: DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In accordance with SFAS 133, all derivatives, except those for which an exception applies, are recorded in Allegheny's Consolidated Balance Sheets at fair value. Derivative contracts representing unrealized gain positions are reported as derivative assets, and derivative contracts representing unrealized loss positions are reported as derivative liabilities. The fair values of derivative instruments are based primarily on exchange prices and broker quotes. If a quoted market price is not available, the estimated fair value is based on the best information available, including valuation models that utilize market and broker information and other market data and assumptions, reduced by appropriate valuation adjustments for items such as liquidity and credit quality. Derivative contracts that have been designated as normal purchases or normal sales under SFAS 133 are not subject to mark to market accounting treatment and their effects are included in earnings at the time of contract performance.

Certain derivative contracts that hedge an exposure to variability in expected future cash flows attributable to a particular risk or transaction have been designated as cash flow hedges. A portion of Allegheny's hedge strategies include the use of derivative contracts to manage the variable price risk related to the forecasted sale of electricity. These contracts held at December 31, 2007 expire at various dates through 2008.

For cash flow hedges, changes in the fair value of the derivative contract are reported in accumulated other comprehensive income (loss), to the extent they are effective at offsetting changes in the hedged item, until earnings are affected by the hedged item. Changes in any ineffective portion of the hedge are immediately recognized in earnings.

For derivative contracts that have not been designated as normal purchase or normal sales or designated as part of a hedging relationship, unrealized and realized gains and losses are included in revenues or expenses on the Consolidated Statements of Income, depending on relevant facts and circumstances.

During 2003 Allegheny entered into three interest rate swap agreements with an aggregate notional value of $343 million to substantially offset three existing interest rate swaps with the same counterparty. The 2003 agreements effectively locked in a net liability and substantially eliminated future income volatility from the interest rate swap positions. These positions are accounted for using mark to market accounting through earnings. Net future cash outflows under these interest rate swap agreements are approximately $5 million to $6 million annually through September, 2011.

The recorded fair values of derivative contracts at December 31, 2007 and 2006 were as follows:

(In millions)	2007 Current	2007 Long-term	2006 Current	2006 Long-term
Derivative assets:				
Power transaction cash flow hedges	$ —	$ —	$ 1.2	$ —
Power transaction mark-to-market	—	—	0.2	—
Total derivative assets	—	—	1.4	—
Derivative liabilities:				
Interest rate swaps	(6.4)	(12.8)	(5.9)	(18.0)
Power transaction cash flow hedges	(6.6)	—	—	—
Power transaction mark-to-market	(0.4)	—	—	—
Other derivatives	(0.7)	—	—	—
Total derivative liabilities	(14.1)	(12.8)	(5.9)	(18.0)
Net fair value of derivative contracts	$(14.1)	$(12.8)	$(4.5)	$(18.0)

For 2007, 2006 and 2005, $3.2 million, $32.4 million and $20.6 million, respectively, of unrealized gains were included in operating revenues related to derivative transactions.

For 2007, 2006 and 2005, $3.8 million, $(27.2) million $(24.9) million, respectively, of realized gains (losses) were included in operating revenues related to derivative and normal purchase and normal sale transactions.

The following table shows the activity in accumulated other comprehensive income (loss) for derivative contracts that qualified as cash flow hedges. The entire accumulated other comprehensive loss balance at December 31, 2007 is expected to be reclassified to earnings over the next twelve months. The ineffective portion of the power transaction hedges for 2007 and 2006 was $(0.3) million and $1.3 million, respectively and was reflected in earnings.

(In millions)	2007	2006
Balance at January 1,	$ 0.2	$(31.5)
Changes in fair value	(0.8)	20.1
Reclasses from accumulated other comprehensive loss to net earnings	(3.7)	11.6
Balance at December 31,	$(4.3)	$ 0.2

NOTE 13: JOINTLY OWNED BATH COUNTY GENERATION FACILITY

AGC's sole asset is a 40% undivided interest in the Bath County, Virginia pumped-storage hydroelectric generation facility and its connecting transmission facilities. All of AGC's revenues are derived from sales of its 1,059 MW share of generation capacity from the Bath County generation facility to AE Supply and Monongahela. AGC is consolidated by Allegheny through its subsidiary, AE Supply. AGC's investment and accumulated depreciation in the Bath County generation facility, at December 31 were as follows:

(Dollars in millions)	2007	2006
Utility plant investment	$837.1	$835.6
Accumulated depreciation	$330.7	$318.1
Ownership %	40%	40%

NOTE 14: DISCONTINUED OPERATIONS

During 2004, Allegheny began efforts to sell Monongahela's natural gas operations and AE Supply's natural gas-fired peaking facilities (Lincoln, Wheatland and Gleason) and recorded impairment charges to adjust the carrying value of these assets to estimated net sales proceeds. The results of these operations were classified as discontinued operations in the accompanying Consolidated Statements of Income, and, through the dates on which these sales concluded, their assets and liabilities were classified as held for sale in the Consolidated Balance Sheets. See Note 15, "Asset Sales" for additional information. These asset sales were completed in 2006, and Allegheny had no income (loss) from discontinued operations in 2007.

The components of income (loss) from discontinued operations for 2006 and 2005 were as follows:

(In millions)	2006	2005
AE Supply:		
Operating revenues	$—	$ 0.4
Operating expenses	7.3	7.2
Interest expense	(2.5)	(10.2)
Income (loss) before income taxes	4.8	(2.6)
Income tax benefit (expense)	(1.8)	2.6
Impairment charge, net of tax	(1.4)	(7.2)
Income (loss) from discontinued operations, net of tax	$ 1.6	$ (7.2)
Monongahela:		
Operating revenues	$—	$ 218.1
Operating expenses	(1.7)	(201.6)
Other income	—	1.0
Interest expense	—	(6.1)
Income (loss) before income taxes	(1.7)	11.4
Income tax benefit (expense)	0.7	(3.4)
Impairment charge, net of tax	—	(7.0)
Income (loss) from discontinued operations, net of tax	$(1.0)	$ 1.0
Consolidated:		
Operating revenues	$—	$ 218.5
Operating expenses	5.6	(194.3)
Other income	—	1.0
Interest expense	(2.5)	(16.3)
Income before income taxes	3.1	8.9
Income tax expense	(1.1)	(0.8)
Impairment charge, net of tax	(1.4)	(14.2)
Income (loss) from discontinued operations, net of tax	$ 0.6	$ (6.1)

NOTE 15: ASSET SALES

In May 2006, AE Supply sold a receivable from the Tennessee Valley Authority (the "TVA") held by its Gleason operating unit for net proceeds of approximately $27.8 million. In December 2006, AE Supply completed the sale of the remaining assets associated with its Gleason generation facility to the TVA for net proceeds of $23 million.

On December 31, 2005, Monongahela completed the sale of its Ohio T&D assets to Columbus Southern Power Company ("Columbus Southern") for net proceeds of $51.8 million. The purchase price for the assets was the net book value at the time of closing, plus $10.0 million, less certain property taxes. The sale included a power sales agreement under which Monongahela provided power to Columbus Southern for Monongahela's former Ohio retail customers from the time of closing through May 31, 2007 at $45 per megawatt-hour, which at the time of the transaction was less than the projected market price for power. During 2005, Monongahela recorded a loss on the sale of $29.3 million based on the estimated value, at December 31, 2005, of Monongahela's power sales agreement with Columbus Southern to provide power at below-market prices from January 1, 2006 through May 31, 2007, partially offset by approximately $8.0 million, representing the purchase price less net book value of the assets at December 31, 2005 and approximately $2.0 million in expenses associated with the sale.

On September 30, 2005, Monongahela completed the sale of its West Virginia natural gas operations to Mountaineer Gas Holdings Limited Partnership, a partnership composed of IGS Utilities LLC, IGS Holdings LLC and affiliates of ArcLight Capital Partners, LLC, for approximately $161.0 million and the assumption of approximately $87.0 million of long-term debt. The assets sold included all of the issued and outstanding capital stock of Mountaineer Gas and certain other assets related to the West Virginia natural gas operations.

In August 2005, AE Supply and its subsidiaries, Allegheny Energy Supply Wheatland Generation Facility, LLC and Lake Acquisition Company, LLC completed the sale of certain assets relating to AE Supply's Wheatland generation facility (the "Wheatland Assets") to PSI Energy, Inc. and The Cincinnati Gas & Electric Company for approximately $100 million and the assumption of certain liabilities related to the Wheatland Assets.

During May 2005, Potomac Edison completed the sale of its Hagerstown, Maryland property for $10.6 million in net proceeds.

Following the sale of AE Supply's Gleason generation facility, there were no assets classified as held for sale or liabilities associated with assets classified as held for sale at December 31, 2006.

NOTE 16: BUSINESS SEGMENTS

Allegheny manages and evaluates its operations in two business segments, the Delivery and Services segment and the Generation and Marketing segment. Monongahela operates in both segments. All other Allegheny subsidiaries operate in only one segment. The Delivery and Services segment includes the operations of Potomac Edison, West Penn, Allegheny Ventures, TrAIL Company, PATH, LLC and Monongahela's electric T&D business. The Generation and Marketing segment includes the operations of AE Supply, AGC and Monongahela's West Virginia generating assets.

Business segment information for Allegheny is summarized below. Significant transactions between reportable segments are shown as eliminations to reconcile the segment information to consolidated amounts.

(In millions)	Delivery and Services	Generation and Marketing	Other	Eliminations	Total
2007					
External operating revenues	$2,819.8	$ 487.2	$ —	$ —	$3,307.0
Internal operating revenues	9.4	1,654.1	—	(1,663.5)	—
Total operating revenues	$2,829.2	$2,141.3	$ —	$(1,663.5)	$3,307.0
Depreciation	$ 143.8	$ 114.5	$ —	$ —	$ 258.3
Amortization	$ 18.6	$ 0.1	$ —	$ —	$ 18.7
Operating income	$ 253.9	$ 563.4	$ —	$ —	$ 817.3
Interest expense	$ 73.5	$ 119.9	$ —	$ (6.2)	$ 187.2
Income tax expense	$ 78.4	$ 172.4	$ —	$ —	$ 250.8
Net income	$ 117.7	$ 294.5	$ —	$ —	$ 412.2
Capital expenditures	$ 300.9	$ 547.5	$ —	$ —	$ 848.4
Identifiable assets	$4,579.1	$5,256.3	$277.3	$ (206.1)	$9,906.6
2006					
External operating revenues	$2,710.3	$ 411.2	$ —	$ —	$3,121.5
Internal operating revenues	7.4	1,423.2	—	(1,430.6)	—
Total operating revenues	$2,717.7	$1,834.4	$ —	$(1,430.6)	$3,121.5
Depreciation	$ 135.9	$ 121.8	$ —	$ —	$ 257.7
Amortization	$ 15.4	$ —	$ —	$ —	$ 15.4
Operating income	$ 319.8	$ 412.5	$ —	$ —	$ 732.3
Interest expense	$ 80.6	$ 192.7	$ —	$ (3.0)	$ 270.3
Income tax expense from continuing operations	$ 80.2	$ 93.3	$ —	$ —	$ 173.5
Income from continuing operations	$ 180.4	$ 138.3	$ —	$ —	$ 318.7
Income (loss) from discontinued operations, net of tax	$ (1.0)	$ 1.6	$ —	$ —	$ 0.6
Net income	$ 179.4	$ 139.9	$ —	$ —	$ 319.3
Capital expenditures	$ 237.8	$ 209.5	$ —	$ —	$ 447.3
Identifiable assets	$4,269.9	$3,985.9	$324.5	$ (27.9)	$8,552.4
2005					
External operating revenues	$2,836.1	$ 201.8	$ —	$ —	$3,037.9
Internal operating revenues	9.4	1,501.5	—	(1,510.9)	—
Total operating revenues	$2,845.5	$1,703.3	$ —	$(1,510.9)	$3,037.9
Depreciation	$ 137.5	$ 154.6	$ —	$ —	$ 292.1
Amortization	$ 16.1	$ —	$ —	$ —	$ 16.1
Operating income	$ 266.5	$ 270.3	$ —	$ —	$ 536.8
Interest expense	$ 120.6	$ 316.8	$ —	$ (1.0)	$ 436.4
Income tax expense from continuing operations	$ 55.2	$ 9.6	$ —	$ —	$ 64.8
Income (loss) from continuing operations	$ 112.2	$ (37.0)	$ —	$ (0.1)	$ 75.1
Income (loss) from discontinued operations, net of tax	$ 1.0	$ (7.2)	$ —	$ 0.1	$ (6.1)
Cumulative effect of accounting change, net of tax	$ —	$ (5.9)	$ —	$ —	$ (5.9)
Net income (loss)	$ 113.2	$ (50.1)	$ —	$ —	$ 63.1
Capital expenditures	$ 184.8	$ 121.7	$ —	$ —	$ 306.5
Identifiable assets	$4,222.2	$4,055.7	$310.7	$ (29.8)	$8,558.8

NOTE 17: PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Substantially all of Allegheny's employees, including officers, are employed by AESC and are covered by a noncontributory, defined benefit pension plan. Allegheny also maintains the SERP for executive officers and other senior executives.

Allegheny also provides subsidies for medical and life insurance plans for eligible retirees and dependents. Medical benefits, which make up the largest component of the postretirement benefits other than pensions, have retiree premiums based upon an age and years-of-service vesting schedule, include other plan provisions that limit future benefits and take into account certain collective bargaining arrangements. Subsidized medical coverage is not provided in retirement to employees hired on or after January 1, 1993, with the exception of certain union employees who were hired or became members before May 1, 2006. The provisions of the postretirement health care plans and certain collective bargaining arrangements limit Allegheny's costs for eligible retirees and dependents.

On September 29, 2006, the FASB issued SFAS 158. Allegheny adopted the recognition and disclosure provisions of SFAS 158 as of December 31, 2006. SFAS 158 required Allegheny to recognize the funded status (i.e. the difference between the fair value of plan assets and the projected benefit obligations) of its benefit plans in its December 31, 2006 consolidated balance sheet, with a corresponding adjustment to comprehensive loss, net of tax. In accordance with SFAS 158, at December 31, 2006, Allegheny also derecognized the Additional Minimum Pension Liability ("AML") and related intangible assets previously recognized under SFAS 87, "Employers' Accounting for Pensions."

During 2006, Allegheny determined that a portion of the obligations related to pensions and postretirement benefits other than pensions are probable for future recovery under the regulatory ratemaking process in certain of Allegheny's jurisdictions. Accordingly, a regulatory asset was recorded in the amount of $59.7 million related to the AML immediately prior to adoption of SFAS 158, with the offsetting credit to other comprehensive income, net of tax. In addition, upon adoption of SFAS 158, regulatory assets were recorded in the amounts of $42.4 million and $76.1 million relating to pension and postretirement benefits other than pensions, respectively. The remaining effects of adopting SFAS 158 were recorded as a charge to accumulated other comprehensive loss, net of tax, in stockholders' equity.

The following table summarizes the effects of applying SFAS 158, in connection with SFAS 71, as well as the changes in accrued liabilities, intangible assets, regulatory assets and accumulated other comprehensive loss relating to Allegheny's pension plans and postretirement benefit other than pension plans during 2006.

	December 31, 2006				
(In millions)	Balance with AML from 2005	AML and SFAS 71 Adjustments	Sub-totals	SFAS 158 Adjustment	Consolidated Balance Sheet Amounts
Pension Plans:					
Accrued pension liability	$ 164.8	$(39.4)	$125.4	$ 87.8	$ 213.2
Intangible asset	$ 27.4	$ (4.8)	$ 22.6	$(22.6)	$ —
Regulatory asset	$ —	$ 59.7	$ 59.7	$ 42.4	$ 102.1
Accumulated other comprehensive loss, pre-tax	$(186.9)	$ 94.3	$ (92.6)	$(68.0)	$(160.6)
Postretirement Benefit Plans Other Than Pension Plans:					
Accrued liability	$ 111.2	$ —	$111.2	$ 96.1	$ 207.3
Regulatory asset	$ —	$ —	$ —	$ 76.1	$ 76.1
Accumulated other comprehensive loss, pre-tax	$ —	$ —	$ —	$(20.0)	$ (20.0)

SFAS 158 did not change the determination of pension costs under prior accounting standards. Allegheny currently uses a measurement date of September 30 for its pension plans and postretirement benefits other than pension plans. Allegheny is required under SFAS 158 to change to a December 31 measurement date and will do so, as permitted by the pronouncement, beginning with the year ending December 31, 2008.

The components of the net periodic cost for pension benefits and for postretirement benefits other than pensions (principally health care and life insurance) for employees and covered dependents and the allocation by Allegheny, through AESC, of costs for pension benefits and postretirement benefits other than pensions were as follows:

	Pension Benefits			Postretirement Benefits Other Than Pensions		
(In millions)	**2007**	**2006**	**2005**	**2007**	**2006**	**2005**
Components of net periodic cost:						
Service cost	$ 21.4	$ 21.7	$ 23.6	$ 4.5	$ 5.1	$ 4.0
Interest cost	64.7	61.4	63.4	17.0	16.9	16.8
Expected return on plan assets	(73.0)	(69.6)	(69.2)	(6.7)	(7.0)	(6.2)
Amortization of unrecognized transition obligation	0.5	0.5	0.5	5.7	5.7	5.9
Amortization of prior service cost	3.2	3.5	3.6	—	—	—
Recognized actuarial loss	10.5	12.4	9.2	2.4	3.8	2.1
Subtotal	27.3	29.9	31.1	22.9	24.5	22.6
Curtailments and settlements	—	—	1.3	—	—	3.4
Net periodic cost	$ 27.3	$ 29.9	$ 32.4	$22.9	$24.5	$26.0
Allocation of net periodic cost:						
Monongahela	$ 8.7	$ 7.7	$ 10.0	$ 7.0	$ 6.8	$ 9.0
AE Supply	6.4	9.0	9.0	4.5	5.6	5.2
West Penn	6.8	7.4	7.4	6.2	6.7	6.5
Potomac Edison	5.1	5.4	5.5	5.1	5.3	5.0
AE	0.3	0.4	0.5	0.1	0.1	0.3
Net periodic cost	$ 27.3	$ 29.9	$ 32.4	$22.9	$24.5	$26.0
Portion of net periodic cost above included in discontinued operations	$ —	$ —	$ 1.7	$—	$—	$ 2.6

For the years ended December 31, 2007, 2006 and 2005, Allegheny capitalized $14.1 million, $13.0 million and $12.2 million, respectively, of the above net periodic cost amounts to "Construction work in progress," a component of "Property, plant and equipment, net."

The net periodic cost for 2005 for pension benefits includes $1.0 million of curtailment charges due to the outsourcing of Allegheny's information technology function. The net periodic cost for 2005 for postretirement benefits other than pensions includes $2.0 million of settlement charges due to the sale of Monongahela's West Virginia natural gas operations and $1.1 million of curtailment charges due to the outsourcing of the information technology function.

Allegheny uses the market-related value of pension assets to determine the expected return on pension plan assets, a component of net periodic pension cost. The market-related value recognizes changes in fair value on a straight line basis over a five-year period. Changes in fair value are measured as the difference between the expected and actual plan asset returns, including dividends, interest and realized and unrealized investment gains and losses. Allegheny uses the fair value of assets to determine the expected return on postretirement benefits other than pension assets.

The amounts in accumulated other comprehensive loss, pre-tax, and regulatory assets that are expected to be recognized as components of net periodic cost during the next fiscal year are as follows:

(In millions)	Pension Benefits	Postretirement Benefits Other Than Pensions
Net actuarial loss	$ 7.2	$ 0.6
Net prior service cost	3.2	—
Net transition obligation	0.5	5.7
Total to be recognized in net periodic cost	$10.9	$ 6.3

The amounts accrued at December 31, using a measurement date of September 30, included the following components:

(In millions)	Pension Benefits 2007	Pension Benefits 2006	Postretirement Benefits Other Than Pensions 2007	Postretirement Benefits Other Than Pensions 2006
Change in benefit obligation:				
Benefit obligations at beginning of year	$1,111.1	$1,129.9	$ 293.3	$ 311.3
Service cost	21.4	21.7	4.5	5.2
Interest cost	64.7	61.4	17.0	16.8
Plan participants' contributions	—	—	3.3	3.0
Actuarial (gain)/loss	(26.6)	(31.1)	(17.2)	(17.0)
Benefits paid	(66.9)	(70.8)	(22.8)	(26.0)
Benefit obligation at end of year	1,103.7	1,111.1	278.1	293.3
Change in plan assets:				
Fair value of plan assets at beginning of year	897.8	839.5	83.7	81.5
Actual return on plan assets	97.4	62.9	12.6	7.7
PBGC premium refund	—	0.9	—	—
Plan participants' contributions	—	—	3.3	3.0
Employer contribution	35.8	65.3	7.8	6.9
Benefits paid	(66.9)	(70.8)	(17.5)	(15.4)
Fair value of plan assets at end of year	964.1	897.8	89.9	83.7
Funded status prior to fourth quarter contribution	(139.6)	(213.3)	(188.2)	(209.6)
Employer contribution in the fourth quarter	0.1	0.1	3.4	2.3
Funded status at December 31	$ (139.5)	$ (213.2)	$(184.8)	$(207.3)

The SERP is a non-qualified pension plan, and Allegheny is therefore not obligated to fund the SERP obligation. The SERP obligation, which is included as a component of the pension benefit obligation, shown in the table above, was $5.4 million and $5.9 million at December 31, 2007 and 2006, respectively.

Amounts recognized in the Consolidated Balance Sheets at December 31 were as follows:

	Pension Benefits		Postretirement Benefits Other Than Pensions	
(In millions)	2007	2006	2007	2006
Noncurrent liabilities	$(139.5)	$(213.2)	$(184.8)	$(207.3)
Net amounts recognized at December 31	$(139.5)	$(213.2)	$(184.8)	$(207.3)

Amounts recognized in "Accumulated other comprehensive loss," pre-tax, at December 31, that have not yet been recognized as components of net periodic benefit cost, were as follows:

	Pension Benefits		Postretirement Benefits Other Than Pensions	
(In millions)	2007	2006	2007	2006
Net actuarial loss	$ 176.8	$ 238.4	$ 36.5	$ 62.0
Net prior service cost	18.3	21.5	—	—
Net transition obligation	2.3	2.8	28.4	34.1
Accumulated other comprehensive loss, pre-tax	197.4	262.7	64.9	96.1
Regulatory asset	(150.3)	(102.1)	(52.4)	(76.1)
Accumulated other comprehensive loss, pre-tax, recognized at December 31	$ 47.1	$ 160.6	$ 12.5	$ 20.0

Allegheny has determined that a portion of the unfunded pension and postretirement benefit obligations represents an incurred cost that qualifies for regulatory asset treatment under SFAS 71. Because future recovery of these incurred costs are probable for certain of its state jurisdictions, Allegheny has recorded regulatory assets in the amounts of $150.3 million for pension benefits and $52.4 million for postretirement benefits other than pensions at December 31, 2007. The 2007 increase in regulatory assets related to unfunded pension obligations relates to the acceptance of Allegheny's accrual method for pension expense in the May 2007 West Virginia Rate Order, as a result of which, Allegheny established an additional regulatory asset in 2007 related to the West Virginia portion of the unfunded pension obligations.

The accumulated benefit obligation for all defined benefit pension plans was $1,014.6 million and $1,023.3 million at December 31, 2007 and 2006, respectively. The portion of the total accumulated benefit obligation related to the SERP was $4.3 million and $4.8 million at December 31, 2007 and 2006, respectively.

Information for pension plans with a projected benefit obligation and an accumulated benefit obligation in excess of plan assets was as follows:

	Pension Benefits	
(In millions)	2007	2006
Projected benefit obligation	$1,103.7	$1,111.1
Accumulated benefit obligation	$1,014.6	$1,023.3
Fair value of plan assets	$ 964.1	$ 897.8

The assumptions used to determine net periodic benefit costs for the years ended December 31, 2007, 2006 and 2005 are shown in the table below.

	Pension Benefits			Postretirement Benefits Other Than Pensions		
	2007	2006	2005	2007	2006	2005
Discount rate	6.00%	5.60%	5.90%	6.00%	5.60%	5.90%
Expected long-term rate of return on plan assets (a)	8.50%	8.50%	8.50%	8.50%	8.50%	8.50%
Rate of compensation increase	3.60%(b)	3.25%	3.25%	3.60%(b)	3.25%	3.25%

(a) Excluding administrative expenses.
(b) Weighted-average rate for age graded scale.

The assumptions used to determine benefit obligations at December 31, 2007 and 2006 are shown in the table below:

	Pension Benefits		Postretirement Benefits Other Than Pensions	
	2007	2006	2007	2006
Discount rate	6.40%	6.00%	6.40%	6.00%
Rate of compensation increase (a)	3.60%	3.60%	3.60%	3.60%

(a) Weighted-average rate for age graded scale.

In selecting an assumed discount rate, Allegheny uses a modeling process that involves the hypothetical selection of high-quality bonds (AA- or better), the interest and principal payments on which match the timing and amount of Allegheny's expected future benefit payments. Allegheny considers the results of this modeling process, as well as overall rates of return on high quality corporate bonds and changes in such rates over time, in determining its assumed discount rate.

Allegheny's general approach for determining the overall expected long-term rate of return on assets considers historical and expected future asset returns, the current and future targeted asset mix of the plan assets, historical and future expected real rates of return for equities and fixed income securities and historical and expected inflation statistics. The expected long-term rate of return on plan assets to be used to develop net periodic benefit costs in 2008 is 8.25%, which is net of administrative expenses.

Assumed health care cost trend rates at December 31 were as follows:

	2007	2006
Health care cost trend rate assumed for next year	9.5%	9.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2017	2015

For measuring obligations related to postretirement benefits other than pensions, Allegheny assumed a health care cost trend rate of 9.5% beginning with 2008 and decreasing by 0.5% each year thereafter to an ultimate rate of 5.0%, and plan provisions that limit future medical and life insurance benefits. Because of the plan provisions that limit future benefits, changes in the assumed health care cost trend rate would have a limited effect on the amounts displayed in the tables above. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

(In millions)	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components	$0.6	$(0.6)
Effect on accumulated postretirement benefit obligation	$5.5	$(4.9)

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Medicare Act") became law. The federal government provides subsidies for certain drug costs to companies that provide coverage that is actuarially equivalent to the drug coverage under Medicare Part D. The subsidy is 28% of eligible drug costs for retirees who are over age 65 and covered under Allegheny's postretirement benefits other than pensions plan.

Allegheny's plan actuary has determined that the prescription drug benefit offered under Allegheny's postretirement benefits other than pensions plan is at least actuarially equivalent to Medicare Part D and therefore, starting in 2006, Allegheny is receiving the federal subsidy offered under the Medicare Act. Allegheny expects to receive subsidies of approximately $1.6 million to $2.1 million annually during the period from 2008 through 2012. Allegheny received a total subsidy of approximately $1.4 million for each of the years of 2007 and 2006.

Plan Assets

Allegheny's pension plan asset allocations as of the measurement dates of September 30, 2007 and 2006, by asset category were as follows:

	Plan Assets at September 30,	
	2007	2006
Asset Category:		
Equity securities	51%	50%
Fixed income securities	47%	49%
Real estate investment trusts	2%	1%
Total	100%	100%

Allegheny's postretirement benefits other than pension asset allocations as of the measurement dates of September 30, 2007 and 2006, by asset category were as follows:

	Plan Assets at September 30,	
	2007	2006
Asset Category:		
Equity securities	61%	59%
Fixed income securities	33%	35%
Other	6%	6%
Total	100%	100%

As of September 30, 2007, the investment policy of the defined benefit pension plan specified a long-term target asset allocation objective of 45% equity securities, 50% fixed income securities and 5% real estate investment trusts. The investment policies for the assets associated with the postretirement benefits other than pension plans vary based on the particular structure of each plan. As of September 30, 2007, the investment policies of these plans specified a long-term target asset allocation ranging from 55% to 75% equity securities and from 25% to 45% fixed income securities. The asset allocations represent a long-term perspective. Under the plans' investment policies, the allocations may vary from the stated objective within specified ranges. Market shifts, changes in the plan dynamics or changes in economic conditions may cause the asset mix to fall outside of the long-term policy range in a given period.

Contributions

Allegheny's contributions to the pension plan meet the minimum funding requirements of employee benefit and tax laws and may include additional discretionary contributions to increase the funded level of the plan. Allegheny estimates that its contributions to the pension plan during 2008 will approximate $35 million. Allegheny also currently anticipates that it will contribute $15 million to $18 million during 2008 to fund postretirement benefits other than pensions. These anticipated contributions may change in the future if Allegheny's assumptions regarding prevailing interest rates change, if actual investments under-perform or out-perform estimated returns, if actuarial assumptions or asset valuation methods change or if there are changes to employee benefit and tax laws.

In the third quarter of 2006, the Pension Protection Act of 2006 (the "Pension Protection Act") was signed into law. The Pension Protection Act may affect the manner in which many companies, including Allegheny, administer their pension plans. The Pension Protection Act is effective January 1, 2008 and will require many companies to more fully fund their pension plans according to new funding targets, potentially resulting in greater annual contributions. Allegheny is currently assessing the impact that the new legislation will have on its pension funding in future years.

Estimated Future Benefit Payments

The following table shows estimated benefit payments to be made by Allegheny, including expected future service, as appropriate, and the estimated federal subsidy payments to be received by Allegheny:

		Postretirement Benefits Other Than Pensions	
(In millions)	Pension Benefits	Benefit Payments	Expected Federal Subsidy
2008	$ 66.6	$ 21.7	$ 1.6
2009	$ 66.9	$ 21.9	$ 1.8
2010	$ 67.3	$ 22.0	$ 1.9
2011	$ 68.1	$ 22.1	$ 2.1
2012	$ 69.4	$ 22.0	$ 1.7
2013 – 2017	$376.9	$114.3	$—

ESOSP 401(k) Savings Plan

The Allegheny Energy Employee Stock Ownership and Savings Plan ("ESOSP") was established as a non-contributory stock ownership plan for all eligible employees, effective January 1, 1976, and was amended in 1984 to include a savings program. All of Allegheny's employees, subject to meeting eligibility requirements, may elect to participate in the ESOSP. Under the ESOSP, each eligible employee may elect to have from 2% to 15% of his or her compensation contributed to the ESOSP on a pre-tax basis. Starting July 1, 2007 some or all of these contributions may be made on a Roth 401(k) contribution basis. An additional 1% to 6% of compensation may be contributed on a post-tax basis. Participants direct the investment of contributions to specified mutual funds or AE common stock. Allegheny matches 50% of an employee's first 6% of pre-tax salary deferrals and Roth 401(k) contributions into the ESOSP.

In 2007 and 2006, AE made ESOSP matching contributions in cash in the amount of $8.1 million and $7.5 million, respectively. In 2005, AE made matching contributions in the form of AE common stock, which consisted of 294,904 newly issued shares with a market value of $7.8 million. The fair value of these contributions was expensed, less amounts capitalized in "Construction work in progress." The capitalized portions of these costs were $2.2 million, $1.9 million and $1.9 million in 2007, 2006 and 2005, respectively.

Disability Benefits

Allegheny provides benefits to eligible employees who are unable to perform their work duties due to an injury or illness. These benefits include income replacement under the Allegheny Energy Long-Term Disability Plan and medical and life insurance benefits under Allegheny's medical and life insurance plans. The benefits are paid in accordance with Allegheny's established benefit practices and policies. The liability related to these disability benefits was $10.5 million at December 31, 2007 and $12.8 million at December 31, 2006.

NOTE 18: GOODWILL AND INTANGIBLE ASSETS

Allegheny had recorded goodwill of $367.3 million at December 31, 2007 and 2006 relating to its Generating and Marketing segment. There were no changes in recorded goodwill during 2007 and 2006. Goodwill is tested annually for impairment, but is not amortized. Absent any impairment indicators, Allegheny performs its annual impairment test during its third quarter in connection with its annual budgeting process using a discounted cash flow methodology. Our annual testing resulted in no impairment of goodwill during the years presented.

Intangible assets included in "Property, plant and equipment, net" on the Consolidated Balance Sheets were as follows:

	December 31, 2007		December 31, 2006	
(In millions)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Land easements, amortized	$ 98.4	$29.6	$ 97.9	$28.4
Land easements, unamortized	30.7	—	30.7	—
Software	65.2	12.7	47.0	31.1
Total	$194.3	$42.3	$175.6	$59.5

Amortization expense for intangible assets was $14.9 million in both 2007 and 2006 and was $14.7 million in 2005.

Future amortization expense for intangible assets at December 31, 2007 is estimated as follows:

(In millions)	2008	2009	2010	2011	2012
Annual amortization expense	$11.8	$11.3	$10.4	$9.8	$9.0

NOTE 19: ADVERSE POWER PURCHASE COMMITMENT LIABILITY

On May 29, 1998, the Pennsylvania PUC issued an order approving a transition plan for West Penn. This order was amended by a settlement agreement approved by the Pennsylvania PUC on November 19, 1998. West Penn recorded an extraordinary charge under the provisions of SFAS 101, "Regulated Enterprises—Accounting for the Discontinuation of Application of FASB Statement 71," in 1998 to reflect the disallowances of certain costs in the order. This charge included an estimated amount for an adverse power purchase commitment reflecting the commitment to purchase power at above-market prices. The adverse power purchase commitment liability is being amortized over the life of the commitment based on a schedule of estimated electricity purchases used to determine the amount of the charge.

As of December 31, 2007, Allegheny's reserve for adverse power purchase commitments was $166.9 million, including a current liability of $17.1 million. Allegheny's liability for adverse power purchase commitments decreased as follows:

(In millions)	2007	2006	2005
Amortization of liability for adverse power purchase commitments	$17.3	$17.2	$16.7

These decreases in the reserve for adverse power purchase commitments are recorded as expense reductions in "Purchased power and transmission" on the Consolidated Statements of Income.

NOTE 20: REVIEW OF ESTIMATED REMAINING SERVICE LIVES AND DEPRECIATION PRACTICES

Allegheny completed a review of the estimated remaining service lives and depreciation practices relating to its unregulated generation facilities during the first quarter of 2006. As a result of this review, effective January 1, 2006, Allegheny prospectively extended the depreciable lives of its unregulated coal-fired generation facilities for periods ranging from 5 to 15 years to match the estimated remaining economic lives of these generation facilities. The extension of estimated lives reflected a number of factors, including the physical condition of the facilities, current maintenance practices and planned investments in the facilities. Allegheny also updated its property unit catalog and retirement unit definitions. These changes were considered in estimating the revised depreciation rates. The effect of these changes in accounting estimates decreased depreciation expense related to Allegheny's unregulated coal-fired generation facilities by $35.8 million in 2006 compared to the amount that would have been reflected in such expenses had the estimates not been revised. Additionally, as certain activities now qualify for capitalization based on the revised retirement unit definitions, operations and maintenance expense decreased by $25.5 million in 2006, compared to the amounts that would have been reflected in such expenses had the estimates not been revised.

NOTE 21: ASSET RETIREMENT OBLIGATIONS ("ARO")

Allegheny has AROs primarily related to ash landfills and underground and aboveground storage tanks and Conditional AROs related to asbestos contained in its generation facilities, wastewater treatment lagoons and transformers containing polychlorinated biphenyls ("PCBs").

The following is an analysis of the changes in the ARO liability in 2007:

(In millions)	ARO Liability
Balance at December 31, 2006	$54.8
Accretion of the liability	6.1
New ARO liabilities:	
Ash disposal monitoring facility	7.7
Wastewater treatment lagoon	1.0
Settlements of ARO liabilities:	
Ash disposal site	(6.5)
Asbestos removal	(1.5)
Other	(0.6)
Balance at December 31, 2007	$61.0

Effective December 31, 2005, Allegheny adopted FIN 47. The effect on Allegheny's Consolidated Statements of Income in 2005 of adopting FIN 47, which related solely to AE Supply, was a $9.3 million decrease in pre-tax income and a $5.9 million decrease in net income. These amounts were recorded within "Cumulative effect of accounting change."

Allegheny believes it is probable that, for regulated companies, any difference between expenses recorded for AROs and Conditional AROs and expenses recovered currently in rates with respect to these assets will be recoverable in future rates and therefore defers these regulatory costs as regulatory assets or a reduction against related regulatory liabilities.

NOTE 22: FAIR VALUE OF FINANCIAL INSTRUMENTS

As of December 31, 2007 and 2006, the carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and short-term debt are representative of fair value because of their short-term nature. The carrying amounts and estimated fair values of long-term debt, including long-term debt due within one year, and preferred stock of a subsidiary, at December 31, 2007 and 2006 were as follows:

	2007		2006	
(In millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt	$4,039.3	$4,110.4	$3,585.2	$3,694.9
Preferred stock of subsidiary—Monongahela	$ —	$ —	$ 24.0	$ 21.3

The fair value of the long-term debt was estimated based on actual market prices or market prices of similar issues. The fair value of preferred stock was based on quoted market prices.

NOTE 23: OTHER INCOME AND EXPENSES, NET

Other income and expenses, net, consisted of the following:

(In millions)	2007	2006	2005
Interest and dividend income	$15.2	$18.3	$14.3
Gain on the sale or exchange of real estate	8.9	1.3	1.7
Tax reimbursement on contributions in aid of construction	5.5	6.5	3.0
Equity component of AFUDC	2.7	1.7	1.4
Premium services	1.8	4.2	3.7
Coal brokering income, net	1.7	1.9	2.2
Cash received from a former trading executive's forfeited assets	—	—	11.2
Proceeds from sale of America's Fiber Network, LLC	—	—	5.5
Other	1.0	0.1	1.2
Total other income and expenses, net	$36.8	$34.0	$44.2

NOTE 24: QUARTERLY FINANCIAL INFORMATION (Unaudited)

	2007 Quarter Ended (a)				2006 Quarter Ended (a)			
(In millions, except per share amounts)	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31
Operating revenues	$847.6	$826.5	$846.6	$786.3	$845.6	$722.2	$816.6	$737.0
Operating income	$235.2	$186.9	$228.4	$166.8	$247.8	$115.4	$211.2	$157.9
Income from continuing operations	$109.7	$ 77.0	$115.0	$110.4	$114.2	$ 32.0	$110.7	$ 61.8
Income (loss) from discontinued operations, net	—	—	—	—	(0.8)	(0.9)	(0.5)	2.8
Net income	$109.7	$ 77.0	$115.0	$110.4	$113.4	$ 31.1	$110.2	$ 64.6
Basic earnings per common share:								
Income from continuing operations	$ 0.66	$ 0.46	$ 0.69	$ 0.66	$ 0.70	$ 0.20	$ 0.67	$ 0.37
Income (loss) from discontinued operations, net	—	—	—	—	—	(0.01)	—	0.02
Basic income per common share	$ 0.66	$ 0.46	$ 0.69	$ 0.66	$ 0.70	$ 0.19	$ 0.67	$ 0.39
Diluted earnings per common share:								
Income from continuing operations	$ 0.65	$ 0.45	$ 0.67	$ 0.65	$ 0.68	$ 0.19	$ 0.65	$ 0.37
Income (loss) from discontinued operations, net	—	—	—	—	(0.01)	(0.01)	—	0.01
Diluted income per common share	$ 0.65	$ 0.45	$ 0.67	$ 0.65	$ 0.67	$ 0.18	$ 0.65	$ 0.38

(a) Quarterly amounts may not total to full-year results due to rounding.

NOTE 25: GUARANTEES AND LETTERS OF CREDIT

In connection with certain sales, acquisitions and financings, and in the normal course of business, AE and certain of its subsidiaries enter into various agreements that may include guarantees or letters of credit. AE's credit facility includes a $400 million revolving facility, any unutilized portion of which is available for the issuance of letters of credit. In addition, AE Supply's credit facility includes a $400 million revolving credit facility, which can be used, if availability exists, to issue letters of credit. Guarantees and letters of credit were as follows:

	December 31, 2007		December 31, 2006	
(In millions)	Amounts Recorded on the Consolidated Balance Sheet	Total Guarantees and Letters of Credit	Amounts Recorded on the Consolidated Balance Sheet	Total Guarantees and Letters of Credit
Guarantees:				
Loans and other financing-related matters	$—	$10.2	$—	$ 8.4
Lease agreement	—	4.9	—	4.7
Purchase, sale, exchange or transportation of wholesale natural gas, electric power and related services	—	41.0	—	20.4
Other	0.2	0.2	0.2	0.2
Total Guarantees	$ 0.2	$56.3	$ 0.2	$ 33.7
Letters of Credit:				
Under AE's Revolving Facility (a)	$—	$ 6.7	$—	$131.8
Other (b)	—	2.5	—	2.1
Total Letters of Credit	$—	$ 9.2	$—	$133.9
Total Guarantees and Letters of Credit	$ 0.2	$65.5	$ 0.2	$167.6

(a) The December 31, 2007 amount is comprised of a letter of credit for $6.7 million issued in connection with a contractual obligation of Allegheny Ventures that expires in July 2008. The December 31, 2006 amount also included a letter of credit for $125.0 million on behalf of Allegheny as collateral to stay enforcement of the judgment in Allegheny's litigation against Merrill Lynch and Co., Inc. ("Merrill Lynch"). The $125.0 million letter of credit was released during the quarter ended September 30, 2007 as the result of an August 31, 2007 federal appellate court ruling. See Note 27, "Commitments and Contingencies" for additional information.

(b) These amounts were not issued under either AE's credit facility or AE Supply's credit facility.

NOTE 26: VARIABLE INTEREST ENTITIES

FIN 46R requires the primary beneficiary of a Variable Interest Entity ("VIE") to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity the equity investors of which do not have a controlling interest or in which the equity investment at risk is insufficient to finance the entity's activities without receiving financial support from the other parties.

Potomac Edison and West Penn each have a long-term electricity purchase contract with an unrelated independent power producer ("IPP"). As required by FIN 46R, Allegheny periodically requests from these IPPs the information necessary to determine whether they are VIEs or whether Allegheny is the primary beneficiary. Allegheny has been unable to obtain the requested information, which was determined by the IPPs to be proprietary.

Potomac Edison and West Penn had power purchases from these two IPPs in the amount of $104.6 million and $52.5 million, respectively, in 2007, $93.2 million and $47.4 million, respectively, in 2006 and $105.3 million and $44.6 million, respectively, in 2005.

Potomac Edison recovers the full amount, and West Penn recovers a portion, of the cost of the applicable power contract in their respective rates charged to consumers or through customer surcharges. Neither Potomac Edison nor West Penn is subject to any risk of loss associated with the applicable VIE, because neither of them has any obligation to the applicable IPP other than to purchase the power that the IPP produces according to the terms of the applicable electricity purchase contract.

The Consolidated Financial Statements include the accounts of PATH, LLC in accordance with the provisions of FIN 46R.

NOTE 27: COMMITMENTS AND CONTINGENCIES

Environmental Matters and Litigation

The operations of Allegheny's owned facilities, including its generation facilities, are subject to various federal, state and local laws, regulations and uncertainties as to air and water quality, hazardous and solid waste disposal and other environmental matters. Compliance may require Allegheny to incur substantial additional costs to modify or replace existing and proposed equipment and facilities. These costs may adversely affect the cost of Allegheny's future operations.

Global Climate Change. The United States relies on coal-fired plants for more than 50 percent of its energy. However, coal-fired power plants have come under scrutiny due to their emission of gases implicated in climate change, primarily carbon dioxide ("CO_2").

Allegheny produces more than 95 percent of its electricity at coal-fired facilities and currently produces approximately 45 million tons of CO_2 annually through its energy production. While there are many unknowns concerning the final regulation of greenhouse gases in the United States, federal and/or state legislation and implementing regulations addressing climate change likely will be adopted some time in the future, and may include limits on emissions of CO_2. Thus, CO_2 legislation and regulation, if not reasonably designed, could have a significant impact on Allegheny's operations. Current proposals range from cap-and-trade schemes with $12 safety-valve allowance prices to direct taxation of tons emitted on the order of $50 per ton. Allegheny can provide no assurance that limits on CO_2 emissions, if imposed, will be set at levels that can accommodate its generation facilities absent the installation of controls.

Moreover, there is a gap between desired reduction levels in the current proposed legislation and the current capabilities of technology; no current commercial-scale technology exists to enable many of the reduction levels being proposed in national, regional and state proposals. Such technology may not become available within a timeframe consistent with the implementation of any future climate control legislation or at all. To the extent that such technology does become available, Allegheny can provide no assurance that it will be suitable for installation at Allegheny's generation facilities on a cost effective basis or at all. Based on estimates from a 2007 Department of Energy National Electric Technology Laboratory report, it could cost as much as $3,000 per kW to replace existing coal-based power generation with fossil fuel stations capable of capturing and sequestering CO_2 emissions, and recent project announcements suggest that these costs could be substantially higher. However, exact estimates are difficult because of the variance in the legislative proposals and the current lack of deployable technology.

Allegheny supports federal legislation and believes that the United States must commit to a response to climate change that both encourages the development of technology and creates a workable control system. Regardless of the eventual mechanism for limiting CO_2 emissions, however, compliance will be a major and costly challenge for Allegheny, its customers and the region in which it operates. Most notable will be the potential impact on customer bills and disproportionate increases in energy cost in areas that have built their energy and industrial infrastructure over the past century based on coal-fired electric generation.

Because the legislative process and applicable technology each is in its infancy, it is difficult for Allegheny to aggressively implement greenhouse gas emission expenditures until the exact nature and requirements of any regulation are known and the capabilities of control or reduction technologies are more fully understood. Allegheny's current strategy in response to climate change initiatives focuses on seven tasks:

- developing an accurate CO_2 emissions inventory;
- improving the efficiency of its existing coal-burning generation fleet;
- following developing technologies for clean-coal energy and for CO_2 emission controls at coal-fired power plants;
- following developing technologies for carbon sequestration;
- participating in CO_2 sequestration efforts (e.g. reforestation projects) both domestically and abroad;
- analyzing options for future energy investment (e.g. renewables, clean-coal, etc.); and
- improving demand-side efficiency programs, as evidenced by customer conservation outreach plans and Allegheny's Watt Watchers initiatives.

Allegheny's energy portfolio also includes more than 1,090 MWs of renewable hydroelectric and pumped storage power generation. Allegheny is also pursuing permits to allow for a limited use of bio-mass (wood chips and saw dust) and waste-tire derived fuel at two of its coal-based power stations in West Virginia, and Allegheny is actively exploring the economics of installing additional renewable generation capacity.

Allegheny intends to engage in the dialogue that will shape the regulatory landscape surrounding carbon dioxide emissions. Additionally, Allegheny intends to pursue proven and cost-effective measures to manage its emissions while maintaining an affordable and reliable supply of electricity for its customers.

Clean Air Act Compliance. Allegheny currently meets applicable standards for particulate matter emissions at its generation facilities through the use of high-efficiency electrostatic precipitators, cleaned coal, flue-gas conditioning, optimization software, fuel combustion modifications and, at times, through other means. From time to time, minor excursions of stack emission opacity that are normal to fossil fuel operations are experienced and are accommodated by the regulatory process. Allegheny meets current emission standards for sulfur dioxide ("SO_2") by using emission controls, burning low-sulfur coal, purchasing cleaned coal (which has lower sulfur content), blending low-sulfur coal with higher sulfur coal and utilizing emission allowances.

Allegheny's compliance with the Clean Air Act of 1990 (the "Clean Air Act") has required, and may require in the future, that Allegheny install control technologies on many of its generation facilities. The Clean Air Interstate Rule ("CAIR") promulgated by the United States Environmental Protection Agency (the "EPA") on March 10, 2005 may accelerate the need to install this equipment by phasing out a portion of currently available allowances.

The Clean Air Act mandates annual reductions of SO_2 and created a SO_2 emission allowance trading program. AE Supply and Monongahela comply with current SO_2 emission standards through a system-wide plan combining the use of emission controls, low sulfur fuel and emission allowances. Based on current forecasts, Allegheny estimates that it may have exposure to the SO_2 allowance market in 2008 of between 85,000 to 120,000 tons and may have an exposure in 2009 of between 40,000 and 60,000 tons. Monongahela's exposure is expected to be approximately 50% and 60% of Allegheny's total exposure in 2008 and 2009, respectively. Allegheny's allowance needs, to a large extent, are affected at any given time by the amount of output produced and the types of fuel used by its generation facilities, as well as the implementation of environmental controls. Allegheny continues to evaluate and implement options for compliance; it completed the elimination of a partial Scrubber bypass at its Pleasants generation facility in December 2007, and current plans include the installation of Scrubbers at its Hatfield's Ferry and Fort Martin generation facilities by 2009.

Allegheny meets current emission standards for nitrogen oxides ("NOx") by using low NOx burners, Selective Catalytic Reduction, Selective Non-Catalytic Reduction and over-fire air and optimization software, as well as through the use of emission allowances. Allegheny is currently evaluating its options for CAIR compliance.

The NOx compliance plan functions on a system-wide basis, similar to the SO_2 compliance plan. AE Supply and Monongahela also have the option, in some cases, to purchase alternate fuels or NOx allowances, if needed, to supplement their compliance strategies. Allegheny's allowance needs, to a large extent, are affected at any given time by the amount of output produced and the types of fuel used by its generation facilities.

On March 15, 2005, the EPA issued the Clean Air Mercury Rule ("CAMR"), establishing a cap and trade system designed to reduce mercury emissions from coal-fired power plants in two phases during 2010 and 2018. This rule will be implemented through state implementation plans currently under development. The rule has been challenged by several parties. Allegheny is currently assessing CAMR and developing its strategy for compliance, but it will include the emission reduction projects discussed above for the Hatfield's Ferry, Fort Martin and Pleasants generation facilities, as they will have a co-benefit effect and also remove mercury from plant emissions.

The Pennsylvania Department of Environmental Protection (the "PA DEP") promulgated a more aggressive mercury control rule on February 17, 2007. Pennsylvania's proposed shortened compliance schedule and more aggressive emissions limits might result in the installation of additional emission controls at any of Allegheny's three Pennsylvania coal-fired facilities or in a change in fuel specifications. Controls might include additional Scrubbers, activated carbon injection, selective catalytic reduction or other, currently emerging technologies.

Additionally, Maryland passed the Healthy Air Act in early 2006. This legislation imposes state-wide emission caps on SO_2 and NOx, requires greater reductions in mercury emissions more quickly than required by CAMR and mandates that Maryland join the Regional Greenhouse Gas Initiative ("RGGI") and participate in that coalition's regional efforts to reduce CO_2 emission. On April 20, 2007, Maryland's governor signed the RGGI, as a result of which Maryland became the 10th state to join the Northeast regional climate change and energy efficiency program. The Healthy Air Act does provide a conditional exemption for the R. Paul Smith power station, provided that PJM declares the station vital to reliability in the Baltimore/Washington DC metropolitan area. In response to Allegheny's request and after conducting a reliability evaluation, PJM, by letter dated November 8, 2006, determined that R. Paul Smith is vital to the regional reliability of power flow. Pursuant to the legislation, the Maryland Department of the Environment (the "MDE") will now create specific regulations for R. Paul Smith to comply with both the Healthy Air Act and the federal CAIR. Allegheny is assessing the new legislation and upcoming implementing regulations to determine the full extent of the impacts on Allegheny's

Maryland operations and is working with the MDE on the R. Paul Smith-specific regulations. The statutory exemption does not extend to R. Paul Smith's CO_2 emissions, and Maryland issued draft regulations to implement RGGI requirements in December 2007, subject to the review of the Maryland Legislative Review Committee. Allegheny is also assessing the reach and impact of those regulations on its Maryland operations.

Clean Air Act Litigation. In August 2000, AE received a letter from the EPA requesting that it provide information and documentation relevant to the operation and maintenance of the following ten electric generation facilities, which collectively include 22 generation units: Albright, Armstrong, Fort Martin, Harrison, Hatfield's Ferry, Mitchell, Pleasants, Rivesville, R. Paul Smith and Willow Island. AE Supply and/or Monongahela own these generation facilities. The letter requested information under Section 114 of the Clean Air Act to determine compliance with the Clean Air Act and related requirements, including potential application of the New Source Review ("NSR") standards of the Clean Air Act, which can require the installation of additional air pollution control equipment when the major modification of an existing facility results in an increase in emissions. AE has provided responsive information to this and a subsequent request.

If NSR requirements are imposed on Allegheny's generation facilities, in addition to the possible imposition of fines, compliance would entail significant capital investments in pollution control technology.

On April 2, 2007, the United States Supreme Court issued a decision in the Duke Energy case vacating the Fourth Circuit's decision that had supported the industry's understanding of NSR requirements and remanded the case to the lower court. The Supreme Court rejected the industry's position on an hourly emissions standard and adopted an annual emissions standard favored by environmental groups. However, the Supreme Court did not specify a testing standard for how to calculate annual emissions and otherwise provided little clarity on whether the industry's or the government's interpretation of other aspects of the NSR regulations will prevail.

On May 20, 2004, AE, AE Supply, Monongahela and West Penn received a Notice of Intent to Sue Pursuant to Clean Air Act §7604 (the "Notice") from the Attorneys General of New York, New Jersey and Connecticut and from the PA DEP. The Notice alleged that Allegheny made major modifications to some of its West Virginia facilities in violation of the Prevention of Significant Deterioration ("PSD") provisions of the Clean Air Act at the following coal-fired facilities: Albright Unit No. 3; Fort Martin Units No. 1 and 2; Harrison Units No. 1, 2 and 3; Pleasants Units No. 1 and 2 and Willow Island Unit No. 2. The Notice also alleged PSD violations at the Armstrong, Hatfield's Ferry and Mitchell generation facilities in Pennsylvania and identifies PA DEP as the lead agency regarding those facilities. On September 8, 2004, AE, AE Supply, Monongahela and West Penn received a separate Notice of Intent to Sue from the Maryland Attorney General that essentially mirrored the previous Notice.

On January 6, 2005, AE Supply and Monongahela filed a declaratory judgment action against the Attorneys General of New York, Connecticut and New Jersey in federal District Court in West Virginia ("West Virginia DJ Action"). This action requests that the court declare that AE Supply's and Monongahela's coal-fired generation facilities in Pennsylvania and West Virginia comply with the Clean Air Act. The Attorneys General filed a motion to dismiss the West Virginia DJ Action. It is possible that the EPA and other state authorities may join or move to transfer the West Virginia DJ Action.

On June 28, 2005, the PA DEP and the Attorneys General of New York, New Jersey, Connecticut and Maryland filed suit against AE, AE Supply and the Distribution Companies in the United States District Court for the Western District of Pennsylvania (the "PA Enforcement Action"). This action alleges NSR violations under the federal Clean Air Act and the Pennsylvania Air Pollution Control Act at the Hatfield's Ferry, Armstrong and Mitchell facilities in Pennsylvania. The PA Enforcement Action appears to raise the same issues regarding Allegheny's Pennsylvania generation facilities that are before the federal District Court in the West Virginia DJ Action, except that the PA Enforcement Action also includes the PA DEP and the Maryland Attorney General. On January 17, 2006, the PA DEP and the Attorneys General filed an amended complaint. On May 30, 2006, the District Court denied Allegheny's motion to dismiss the amended complaint. On July 26, 2006, at a status conference, the Court determined that discovery would proceed regarding liability issues, but not remedies. Discovery on the liability phase closed on December 31, 2007, and summary judgment briefing will occur during the first quarter of 2008.

On September 21, 2007, Allegheny received a Notice of Violation ("NOV") from the EPA alleging NSR and PSD violations under the federal Clean Air Act, as well as Pennsylvania and West Virginia state laws. The NOV was directed to AE, Monongahela and West Penn and alleges violations at the Hatfield's Ferry and Armstrong generation facilities in Pennsylvania and the Fort Martin and Willow Island generation facilities in West Virginia. The projects identified in the NOV are essentially the same as the projects at issue for these four facilities in the May 20, 2004 Notice, the West Virginia DJ Action and the PA Enforcement Action.

Allegheny intends to vigorously pursue and defend against the Clean Air Act matters described above but cannot predict their outcomes.

Global Warming Class Action: On April 9, 2006, AE, along with numerous other companies with coal-fired generation facilities and companies in other industries, was named as a defendant in a class action lawsuit in the United States District Court for the Southern District of Mississippi. On behalf of a purported class of residents and property owners in Mississippi who were harmed by hurricane Katrina, the named plaintiffs allege that the emission of greenhouse gases by the defendants contributed to global warming, thereby causing hurricane Katrina and plaintiffs' damages. The plaintiffs seek unspecified damages. On December 6, 2006, AE filed a motion to dismiss plaintiffs' complaint on jurisdictional grounds and then joined a motion filed by other defendants to dismiss the complaint for failure to state a claim. At a hearing on August 30, 2007, the Court granted the motion to dismiss that AE had joined and dismissed all of the plaintiffs' claims against all defendants. Plaintiffs filed a notice of appeal of that ruling on September 17, 2007, and the appeal will now proceed before the United States Court of Appeals for the Fifth Circuit. AE intends to vigorously defend against this action but cannot predict its outcome.

Claims Related to Alleged Asbestos Exposure: The Distribution Companies have been named as defendants, along with multiple other defendants, in pending asbestos cases alleging bodily injury involving multiple plaintiffs and multiple sites. These suits have been brought mostly by seasonal contractors' employees and do not involve allegations of the manufacture, sale or distribution of asbestos-containing products by Allegheny. These asbestos suits arise out of historical operations and are related to the installation and removal of asbestos-containing materials at Allegheny's generation facilities. Allegheny's historical operations were insured by various foreign and domestic insurers, including Lloyd's of London. Asbestos-related litigation expenses have to date been reimbursed in full by recoveries from these historical insurers, and Allegheny believes that it has sufficient insurance to respond fully to the asbestos suits. Certain insurers, however, have contested their obligations to pay for the future defense and settlement costs relating to the asbestos suits. Allegheny is currently involved in three asbestos and/or environmental insurance-related actions, Certain Underwriters at Lloyd's, London et al. v. Allegheny Energy, Inc. et al., Case No. 21-C-03-16733 (Washington County, Md.), Monongahela Power Company et al. v. Certain Underwriters at Lloyd's London and London Market Companies, et al., Civil Action No. 03-C-281 (Monongalia County, W.Va.) and Allegheny Energy, Inc. et al. v. Liberty Mutual Insurance Company, Civil Action No (Suffolk Superior Court, MA). The parties in these actions are seeking a declaration of coverage under the policies for asbestos-related and environmental claims.

Allegheny does not believe that the existence or pendency of either the asbestos suits or the actions involving its insurance will have a material impact on its consolidated financial position, results of operations or cash flows. Allegheny believes that it has recorded appropriate liabilities to cover existing and future asbestos claims. As of December 31, 2007, Allegheny's total number of claims alleging exposure to asbestos was 826 in West Virginia, two in Pennsylvania and one in Illinois.

Allegheny intends to vigorously pursue these matters but cannot predict their outcomes.

Other Litigation

Nevada Power Contracts. On December 7, 2001, Nevada Power Company ("NPC") filed a complaint with the FERC against AE Supply seeking action by FERC to modify prices payable to AE Supply under three trade confirmations between Merrill Lynch and NPC. NPC's claim was based, in part, on the assertion that dysfunctional California spot markets had an adverse effect on the prices NPC was able to negotiate with Merrill Lynch under the contracts. NPC filed substantially identical complaints against a number of other energy suppliers. On December 19, 2002, the Administrative Law Judge ("ALJ") issued findings that no contract modification was warranted. The ALJ determined in favor of NPC that AE Supply, rather than Merrill Lynch, was a proper subject of NPC's complaint. On June 26, 2003, FERC affirmed the ALJ's decision upholding the long-term contracts negotiated between NPC and Merrill Lynch, among others. FERC did not decide whether AE Supply, rather than Merrill Lynch, was the real party in interest. On November 10, 2003, FERC issued an order, on rehearing, affirming its conclusion that the long-term contracts should not be modified. Snohomish County, Nevada and other parties filed petitions for review of FERC's June 26, 2003 order with the United States Court of Appeals for the Ninth Circuit (the "NPC Petitions"). The NPC Petitions were consolidated in the Ninth Circuit. On December 19, 2006, the Ninth Circuit issued an opinion remanding the case to the FERC to determine, in accordance with the guidance set forth in the Ninth Circuit's opinion, whether FERC utilized the appropriate standard of review in deciding various claims, including NPC's complaint. On May 3, 2007, AE Supply and others filed a petition to appeal the Ninth Circuit's ruling to the United States Supreme Court. On September 25, 2007, the Supreme Court announced that it would hear the case on appeal. Briefing by all parties was completed by February 6, 2008 and oral argument before the Supreme Court was held on February 19, 2008.

Allegheny intends to vigorously defend against this action but cannot predict its outcome.

Sierra/Nevada. On April 2, 2003, NPC and Sierra Pacific Resources, Inc. (together, "Sierra/Nevada") initiated a lawsuit in United States District Court in Nevada against AE and AE Supply, together with Merrill Lynch & Co. and Merrill Lynch Capital Services, Inc. (together, "Merrill"). Sierra/Nevada has alleged that AE, AE Supply and Merrill engaged in fraudulent conduct in connection with NPC's application to the Public Utilities Commission of Nevada (the "Nevada PUC") for a deferred energy accounting adjustment, which allegedly caused the Nevada PUC to disallow $180 million of NPC's deferred energy expenses. Sierra/Nevada has asserted claims against AE and AE Supply for: (a) wrongful hiring and supervision; (b) tortious interference with Sierra/Nevada's contractual and prospective economic advantages; (c) conspiracy and (d) violations of the Nevada state Racketeer Influenced and Corrupt Organization ("RICO") Act. Sierra/Nevada's most recent complaint seeks damages in excess of $850 million, including compensatory damages, punitive damages, attorneys' fees and treble damages. AE and AE Supply have filed motions to dismiss the lawsuit, which have been pending since 2003. The lawsuit had been stayed since 2005, pending the outcome of certain state court proceedings in which Sierra/Nevada was seeking to reverse the Nevada PUC's disallowance of expenses. On July 20, 2006, the Nevada Supreme Court reversed the Nevada PUC's disallowance of the $180 million in deferred energy expenses, which formed the basis of the plaintiffs' claims. An announcement was made on March 23, 2007 that the Nevada PUC approved two settlements relating to the requested disallowance, and those state court proceedings that were the focus of the prior stay have been closed. A scheduling order was then entered in this lawsuit that, among other things, sets a trial date of July 8, 2008. The parties are engaged in discovery and awaiting a ruling from the District Court on the previously filed motions to dismiss.

Allegheny intends to vigorously defend against this action but cannot predict its outcome.

Claim by California Parties. On October 5, 2006, several California governmental and utility parties presented AE Supply with a settlement proposal to resolve alleged overcharges for power sales by AE Supply to the California Energy Resource Scheduling division of the California Department of Water Resources ("CDWR") during 2001. The settlement demand to AE Supply in the amount of approximately $190 million was made in the context of mediation efforts by FERC and the United States Court of Appeals for the Ninth Circuit to resolve all outstanding claims of alleged price manipulation in the California energy markets during 2000 and 2001. No complaint has been filed against Allegheny. Allegheny believes that all issues in connection with AE Supply sales to CDWR were resolved by a settlement in 2003 and otherwise believes that the California parties' demand is without merit.

Allegheny intends to vigorously defend against this claim but cannot predict its outcome.

Litigation Involving Merrill Lynch. AE and AE Supply entered into an asset purchase agreement with Merrill Lynch and affiliated parties in 2001, under which AE and AE Supply purchased Merrill Lynch's energy marketing and trading business for approximately $489 million and an equity interest in AE Supply of nearly 2%. The asset purchase agreement provided that Merrill Lynch would have the right to require AE to purchase Merrill Lynch's equity interest in AE Supply for $115 million plus interest calculated from March 16, 2001 in the event that certain conditions were not met.

On September 24, 2002, certain Merrill Lynch entities filed a complaint against AE in the United States District Court for the Southern District of New York, alleging that AE breached the asset purchase agreement by failing to repurchase the equity interest in AE Supply from Merrill Lynch and seeking damages in excess of $125 million. On May 29, 2003, the District Court ordered that AE and AE Supply assert their claims against Merrill Lynch, which were initially brought in New York state court, as counterclaims in Merrill Lynch's federal court action. As a result, AE and AE Supply filed an answer and asserted affirmative defenses and counterclaims against Merrill Lynch in the District Court. The counterclaims, as amended, alleged that Merrill Lynch fraudulently induced AE and AE Supply to enter into the purchase agreement, that Merrill Lynch breached certain representations and warranties contained in the purchase agreement, that Merrill Lynch negligently misrepresented certain facts relating to the purchase agreement and that Merrill Lynch breached fiduciary duties owed to AE and AE Supply. The counterclaims sought damages in excess of $605 million, among other relief.

On April 15, 2005, the District Court granted Merrill Lynch's motion for summary judgment with respect to its breach of contract claim and the counterclaims for breach of fiduciary duty and negligent misrepresentation, but denied the motion with respect to the counterclaims for fraudulent inducement and breach of warranty. In May and June of 2005, the District Court conducted a trial with respect to the damages owed Merrill Lynch on its breach of contract claim and with respect to AE and AE Supply's counterclaims for fraudulent inducement and breach of warranty. Following the trial, on July 18, 2005, the District Court entered an order: (a) ruling against AE and AE Supply on their fraudulent inducement and breach of contract claims; (b) requiring AE to pay $115 million plus interest to Merrill Lynch; and (c) requiring Merrill Lynch to return its equity interest in AE Supply to AE. On August 26, 2005, the District Court entered its final judgment in accordance with its July 18, 2005 rulings. As a result of the District Court's ruling, AE recorded a charge during the first quarter of 2005 in the amount of $38.5 million, representing interest from March 16, 2001 through March 31, 2005.

AE and AE Supply appealed the District Court's judgment to the United States Court of Appeals for the Second Circuit. On August 31, 2007, the Second Circuit issued an opinion that reversed the award of $115 million plus interest to Merrill Lynch, reversed the ruling against AE on its counterclaims for fraudulent inducement and breach of warranty, and remanded the case back to the District Court for reconsideration of both parties' claims consistent with the appellate court's opinion. The Second Circuit also dismissed AE Supply as a party to the case on jurisdictional grounds.

On January 25, 2008, AE and AE Supply entered into a settlement agreement with Merrill Lynch. Under the settlement agreement, Merrill Lynch will convey to AE its minority equity interest in AE Supply, and AE will make a cash payment of $50 million to Merrill Lynch. In addition, the litigation will be dismissed and the parties will release their respective claims in the litigation.

Ordinary Course of Business. AE and its subsidiaries are from time to time involved in litigation and other legal disputes in the ordinary course of business. Allegheny is of the belief that there are no other legal proceedings that could have a material adverse effect on its business or financial condition.

Construction and Capital Program

Allegheny estimates that its capital expenditures will approximate $1,350 million in 2008 and $1,175 million in 2009, including amounts relating to significant multiple year environmental control and transmission expansion projects. Capital expenditure levels in 2008 and beyond will depend upon, among other things, the strategy eventually selected for complying with Phase II of the Clean Air Act Amendments of 1990 and the extent to which environmental initiatives currently being considered become mandated. See "Environmental Matters and Litigation—Clean Air Act Matters," above.

Leases

Allegheny has capital and operating lease agreements with various terms and expiration dates, primarily for vehicles, computer equipment, communication lines and buildings.

Total capital and operating lease rent payments of $18.5 million, $17.8 million and $22.5 million were recorded as rent expense in 2007, 2006 and 2005, respectively. Allegheny's estimated future minimum lease payments for capital and operating leases, with annual payments exceeding $100,000 and initial or remaining lease terms in excess of one year are:

(In millions)	2008	2009	2010	2011	2012	Thereafter	Total	Less: amount representing interest and fees	Present value of net minimum capital lease payments
Capital Leases	$11.7	$9.5	$8.8	$6.8	$4.3	$ 6.5	$47.6	$17.6	$30.0
Operating Leases	$ 3.5	$3.4	$3.3	$3.3	$3.5	$12.7	$29.7	$ —	$ —

The carrying amount of assets recorded under capitalized lease agreements included in "Property, plant and equipment, net" at December 31, consisted of the following:

(In millions)	2007	2006
Equipment	$47.0	$32.9
Building	0.2	0.3
Property held under capital leases	$47.2	$33.2

PURPA

The Energy Policy Act of 2005 (the "Energy Policy Act") amended PURPA significantly. Most notably, as of the effective date of the Energy Policy Act on August 8, 2005, electric utilities are no longer required to enter into any new contractual obligation to purchase energy from a qualifying facility if FERC finds that the facility has non-discriminatory access to a functioning wholesale market and open access transmission. This amendment has no impact on Allegheny's current long-term power purchase agreements under PURPA.

Allegheny's regulated utilities are committed to purchasing the electrical output from 479 MWs of qualifying PURPA capacity. PURPA capacity and energy purchases in 2007, 2006 and 2005 were $224.5 million, $203.8 million and $209.0 million, respectively, before amortization of West Penn's adverse power purchase commitment. The average cost of these power purchases was approximately 5.9, 5.4 and 5.3 cents per kilowatt-hour ("kWh") in 2007, 2006 and 2005, respectively.

The table below reflects Allegheny's estimated commitments for energy and capacity purchases under PURPA contracts as of December 31, 2007. The commitments were calculated based on expected PURPA purchased power prices at December 31, 2007, without giving effect to possible price changes that could occur as a result of any future CO_2 emissions regulation or legislation. Actual values can vary substantially depending upon future conditions.

(In millions)	kWhs	Amount
2008	3,862.6	$ 238.6
2009	3,855.6	244.5
2010	3,920.8	255.5
2011	4,006.3	265.9
2012	3,947.6	272.6
Thereafter	58,243.3	4,142.4
Total	77,836.2	$5,419.5

Fuel Purchase and Transportation Commitments

Allegheny has entered into various long-term commitments for the procurement and transportation of fuel (primarily coal and lime) to supply its generation facilities. In most cases, these contracts contain provisions for price escalations, minimum purchase levels and other financial commitments. Allegheny's fuel expense was $930.8 million, $842.7 million and $759.1 million in 2007, 2006 and 2005, respectively, of which, $802.9 million, $764.3 million and $664.1 million, respectively, related to coal and lime expense. In 2007, Allegheny purchased approximately 35% of its coal from one vendor. Total estimated long-term fuel purchase and transportation commitments (primarily coal and lime) at December 31, 2007 were as follows:

(In millions)	Total
2008	$ 716.1
2009	536.5
2010	473.8
2011	482.0
2012	423.6
Thereafter	2,608.6
Total	$5,240.6

Uncertain Tax Positions

At December 31, 2007, Allegheny had certain FIN 48 liabilities recorded related to uncertain tax positions. Estimated settlement of these liabilities is as follows:

(In millions)	Amount
2008	$14.5
2009	6.6
2010	16.4
2011	5.6
2012	41.6
Thereafter	—
Total	$84.7

Other Purchase Obligations

Unless extended by AE, the Professional Service Agreement with Electronic Data Systems Corporation and EDS Information Services, LLC related to certain of Allegheny's technology functions will expire on December 31, 2012. Expected cash payments relating to the Professional Service Agreement are as follows:

(In millions)	2008	2009	2010	2011	2012	Thereafter	Total
Other purchase obligations	$27.6	$26.9	$25.8	$24.0	$23.2	$—	$127.5

NOTE 28: SUBSEQUENT EVENT

As discussed in Note 27, "Commitments and Contingencies," on January 25, 2008 Allegheny and Merrill Lynch entered into a settlement agreement that resolved litigation between the two parties. The case related to a dispute regarding Allegheny's purchase of Merrill's Global Energy Marketing trading business in 2001. As a result of this settlement, Allegheny reversed its previously recorded accrued interest liability of $54.7 million through a credit to interest expense during the fourth quarter of 2007.

Under the settlement agreement, Merrill Lynch will convey to AE its minority equity interest in AE Supply, and AE will make a cash payment of $50 million to Merrill Lynch. In addition, the litigation will be dismissed and the parties will release their respective claims in the litigation.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Allegheny Energy, Inc.

In our opinion, the accompanying consolidated balance sheets and the consolidated statements of capitalization and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows present fairly, in all material respects, the financial position of Allegheny Energy, Inc. and its subsidiaries (the "Company") at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. The Company's management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and financial statement schedules and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 6, the Company changed the manner in which it accounts for uncertain tax positions as of January 1, 2007. As discussed in Note 17, the Company changed the manner in which it presents pension and other postretirement benefits as of December 31, 2006. As discussed in Note 21, the Company changed the manner in which it accounts for conditional asset retirement obligations as of December 31, 2005.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
February 27, 2008

SCHEDULE I

ALLEGHENY ENERGY, INC. (Parent Company)

Condensed Financial Statements

Statements of Income:

(In thousands)	Year ended December 31, 2007	2006	2005
Operating revenues	$ —	$ —	$ —
Operating expenses	5,783	6,839	5,241
Operating loss	(5,783)	(6,839)	(5,241)
Equity in earnings of subsidiaries	384,927	348,314	200,319
Other income and expenses, net	4,364	3,072	1,743
Interest expense (benefit)	(48,571)	23,131	132,148
Income before income taxes	432,079	321,416	64,673
Income tax expense	19,865	2,095	1,608
Net income	$412,214	$ 319,321	$ 63,065

Statements of Cash Flows:

(In thousands)	Year ended December 31, 2007	2006	2005
Net cash provided by operating activities	$ 97,075	$ 137,951	$ 155,442
Cash flows from investing activities:			
Notes receivable from subsidiaries	(72,253)	4,895	887
Contributions to subsidiaries	(17,125)	(13,911)	—
Return of capital from subsidiaries	—	—	88,000
Net cash provided by (used in) investing activities	(89,378)	(9,016)	88,887
Cash flows from financing activities:			
Issuance of long-term debt, net of $1.1 million and $9.1 million in debt issuance costs, respectively	—	217,997	459,861
Retirement of long-term debt	—	(418,071)	(670,000)
Exercise of stock options	26,447	24,691	2,941
Cash dividends paid on common stock	(25,003)	—	—
Net cash provided by (used in) financing activities	1,444	(175,383)	(207,198)
Net increase (decrease) in cash and cash equivalents	9,141	(46,448)	37,131
Cash and cash equivalents at beginning of period	9,631	56,079	18,948
Cash and cash equivalents at end of period	$ 18,772	$ 9,631	$ 56,079
Cash dividends received from consolidated subsidiaries	$ 67,564	$ 147,702	$ 244,491

Balance Sheets:

(In thousands)	As of December 31, 2007	2006
ASSETS		
Current assets	$ 107,574	$ 54,492
Investments and other assets	2,488,099	2,089,492
Deferred charges	4,514	8,302
Total assets	$2,600,187	$2,152,286
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities	$ 92,524	$ 71,389
Deferred credits and other liabilities	(27,688)	502
Stockholders' equity	2,535,351	2,080,395
Total liabilities and stockholders' equity	$2,600,187	$2,152,286

See accompanying Notes to Condensed Financial Statements.

ALLEGHENY ENERGY, INC. (Parent Company)

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 1: BASIS OF PRESENTATION

Pursuant to rules and regulations of the Securities and Exchange Commission (SEC), the unconsolidated condensed financial statements of Allegheny Energy, Inc. (AE) do not reflect all of the information and notes normally included with financial statements prepared in accordance with accounting principles generally accepted in the United States of America. Therefore, these condensed financial statements should be read in conjunction with the consolidated financial statements and related notes included in this Form 10-K.

AE has accounted for the earnings of its subsidiaries under the equity method in these unconsolidated condensed financial statements. Stockholders' equity reflects accumulated other comprehensive loss of $40.2 million and $107.2 million at December 31, 2007 and 2006, respectively.

SCHEDULE II

ALLEGHENY ENERGY, INC. AND SUBSIDIARIES

Valuation and Qualifying Accounts
For Years Ended December 31, 2007, 2006 and 2005

Description	Balance at Beginning of Period	Additions: Charged to Costs and Expenses (a)	Additions: Charged to Other Accounts (b)	Deductions (c)	Balance at End of Period
Allowance for uncollectible accounts:					
Year Ended 12/31/07	$14,590,972	$17,324,986	$3,571,084	$21,234,983	$14,252,059
Year Ended 12/31/06	$16,778,240	$14,992,661	$4,011,475	$21,191,404	$14,590,972
Year Ended 12/31/05	$19,854,168	$14,386,601	$5,018,081	$22,480,610	$16,778,240

(a) Amount charged to bad debt expense.

(b) Collection of accounts previously written off.

(c) Uncollectible accounts written off during the year

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Effective February 27, 2008, AE dismissed PricewaterhouseCoopers LLP ("PwC") as its independent registered public accounting firm. AE previously announced that the Audit Committee of AE's Board of Directors (the "Audit Committee") had determined on October 3, 2007, that PwC would be dismissed as AE's independent registered public accounting firm effective upon PwC's completion of its procedures regarding the financial statements of AE for the year ended December 31, 2007 and this Form 10-K in which such financial statements are included. PwC completed its procedures on February 27, 2008, coincident with the filing of this Form 10-K.

PwC's reports on the financial statements of AE as of and for the years ended December 31, 2007 and 2006 did not contain any adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles. During the years ended December 31, 2007 and 2006, and through February 27, 2008, (1) there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of PwC, would have caused PwC to make reference thereto in connection with its reports on the financial statements of AE for such years, and (2) there were no "reportable events" as defined in Item 304(a)(1)(v) of Regulation S-K.

Also as previously announced, on October 3, 2007, the Audit Committee selected Deloitte & Touche LLP ("Deloitte") to serve as AE's independent registered public accounting firm for the year ending December 31, 2008. This appointment followed a proposal and selection process conducted by the Audit Committee. During the years ended December 31, 2007 and 2006, and through February 27, 2008, AE did not consult with Deloitte regarding any of the matters or events set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. AE carried out an evaluation, under the supervision and with the participation of its management, including its principal executive officer and principal financial officer, of the effectiveness of its disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as of December 31, 2007 (the "Evaluation Date"). These disclosure controls and procedures are designed to provide reasonable assurance to the registrant's management and board of directors that information required to be disclosed by us in the reports filed under the Exchange Act is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Based on that evaluation, the principal executive officer and principal financial officer of AE have concluded that its disclosure controls and procedures as of December 31, 2007 were effective, at the reasonable assurance level, to ensure that (a) material information relating to AE is accumulated and made known to its management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure and (b) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

As an accelerated filer, AE is required to meet the requirements under Section 404 of the Sarbanes-Oxley Act of 2002. See "Management's Report on Internal Control Over Financial Reporting," below.

Management's Report on Internal Control Over Financial Reporting. AE's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. AE's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. AE's internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of AE's assets;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that AE's receipts and expenditures are being made only in accordance with authorizations of its management and directors; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the AE's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

AE's management assessed the effectiveness of AE's internal control over financial reporting as of December 31, 2007. In making this assessment, AE's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control-Integrated Framework."

Based on this assessment, management concluded that, as of December 31, 2007, AE's internal control over financial reporting is effective based on those criteria.

The effectiveness of AE's internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers, LLP, an independent registered public accounting firm, as stated in their report, which appears herein.

Changes in Internal Control over Financial Reporting: There have been no changes in AE's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15(d)-15(f) under the Exchange Act) that have materially affected, or are reasonable likely to materially affect, internal control over financial reporting during the three months ended December 31, 2007.

ITEM 9B. OTHER INFORMATION

Not Applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS

	Age	Director of your company since
H. FURLONG BALDWIN	76	2003

Mr. Baldwin is the Chair of the Management Compensation and Development Committee and a member of the Executive Committee. Mr. Baldwin has been Chairman of the Board of The NASDAQ Stock Market, Inc. ("NASDAQ") since 2003 and has been a director of NASDAQ since 2000. He is a director of W.R. Grace & Co., Platinum Underwriters Holdings, Ltd. and the Wills Group. He is a member (emeritus) and former Chairman of the Johns Hopkins Medicine Board of Trustees and a member (emeritus) of the Johns Hopkins University Board of Trustees.
2007 Attendance: Attended 14 of 14 meetings of your Board and committees on which he served.

ELEANOR BAUM	68	1988

Dr. Baum is a member of the Management Compensation and Development and Nominating and Governance Committees. Dr. Baum has been Dean of the Albert Nerken School of Engineering of The Cooper Union for the Advancement of Science and Art since 1987. She is a director of Avnet, Inc. Dr. Baum is a trustee of Embry Riddle University, a member of the Board of the New York Building Congress and a Fellow of the Institute of Electrical and Electronic Engineers.
2007 Attendance: Attended 26 of 26 meetings of your Board and committees on which she served.

PAUL J. EVANSON	66	2003

Mr. Evanson has been Chairman of the Board, President, Chief Executive Officer and a director of the Company since June 2003. Mr. Evanson is the Chair of the Executive Committee. He has also been Chairman, Chief Executive Officer and a director of the Company's principal subsidiaries since June 2003. Prior to joining the Company, Mr. Evanson was President of Florida Power & Light Company, the principal subsidiary of FPL Group, Inc., and a director of FPL Group, Inc. from 1995 to 2003. He is a member of the Board of Trustees at St. John's University.
2007 Attendance: Attended 7 of 7 meetings of your Board and committees on which he served.

CYRUS F. FREIDHEIM, JR.	72	2003

Mr. Freidheim is the Chair of the Nominating and Governance Committee and a member of the Executive Committee. Mr. Freidheim has been the Chief Executive Officer of the Sun-Times Media Group Inc., a newspaper publisher, since 2006. He is a director of the Sun-Times Media Group Inc. and HSBC Finance Corporation. Mr. Freidheim served as Chairman and Chief Executive Officer of Chiquita Brands International, Inc. from 2002 to 2004.
2007 Attendance: Attended 19 of 20 meetings of your Board and committees on which he served.

JULIA L. JOHNSON	45	2003

Ms. Johnson is a member of the Audit and Nominating and Governance Committees. Ms. Johnson has been President of NetCommunications, LLC, a strategic consulting firm, since 2000. She is a director of MasTec, Inc. and of NorthWestern Corporation. Ms. Johnson is a member of the Department of Energy/National Association of Regulatory Utility Commissioners Energy Market Access Board.
2007 Attendance: Attended 25 of 26 meetings of your Board and committees on which she served.

	Age	Director of your company since
TED J. KLEISNER	63	2001

Mr. Kleisner is a member of the Executive and Management Compensation and Development Committees and will serve as our Presiding Director until May 15, 2008. Mr. Kleisner has been the President and Chief Executive Officer of Hershey Entertainment and Resorts Company, an entertainment and hospitality company, since 2006. He is a director of Hershey Entertainment and Resorts Company and the American Hotel and Lodging Association. Mr. Kleisner was the President of CSX Hotels, Inc. from 1980 to 1984. He also was the President of The Greenbrier Resort and Club Management Company, a resort management company, from 1987 to 2006. Mr. Kleisner is a member of the Executive Advisory Board for the Daniels College of Business at the University of Denver and a member of the Board of Trustees of the Culinary Institute of America.
2007 Attendance: Attended 13 of 14 meetings of your Board and committees on which he served.

CHRISTOPHER D. PAPPAS	52	2008

Mr. Pappas is a member of the Management Compensation and Development Committee. Mr. Pappas has been the President and Chief Operating Officer of Nova Chemicals Corporation, a commodity chemicals company, since 2007. He is a member of the Board of Directors of Nova Chemicals Corporation. He also was the Senior Vice President & President, Styrenics for Nova Chemicals Corporation from 2000 to 2007.
2007 Attendance: None. (Mr. Pappas was appointed as a director effective February 22, 2008.)

STEVEN H. RICE	64	1986

Mr. Rice is a member of the Audit and Executive Committees and will serve as our Presiding Director commencing on May 15, 2008. Mr. Rice is an attorney and, since 2001, has served as a senior advisor to financial institutions. He served as Managing Director – New York of Gibraltar Private Bank & Trust from 2006 to 2007. Mr. Rice is a former director of La Jolla Bank and La Jolla Bancorp, Inc., former President of La Jolla Bank, Northeast Region, former President and Chief Executive Officer of Stamford Federal Savings Bank, former President of the Seamen's Bank for Savings and former director of the Royal Insurance Group, Inc.
2007 Attendance: Attended 20 of 20 meetings of your Board and committees on which he served.

GUNNAR E. SARSTEN	71	1992

Mr. Sarsten is a member of the Audit and Nominating and Governance Committees. He has been a consulting professional engineer since 1994. Mr. Sarsten is a former President and Chief Operating Officer of Morrison Knudsen Corporation, former President and Chief Executive Officer of United Engineers & Constructors International, Inc. and former Deputy Chairman of the Third District Federal Reserve Bank in Philadelphia.
2007 Attendance: Attended 20 of 20 meetings of your Board and committees on which he served.

MICHAEL H. SUTTON	67	2004

Mr. Sutton is the Chair of the Audit Committee. Mr. Sutton has been an independent consultant on accounting and auditing regulation since 1999. He is a director of American International Group, Inc. and Krispy Kreme Doughnuts, Inc. Mr. Sutton is a former Chief Accountant for the United States Securities and Exchange Commission and a former senior partner and National Director of Accounting and Auditing Professional Practice for Deloitte & Touche LLP.
2007 Attendance: Attended 19 of 19 meetings of your Board and committees on which he served.

Executive Officers

The names of AE's executive officers, their ages, the positions they hold, and their business experience during the past five years appear below. All of AE's officers are elected annually.

Name	Age	Title
Paul J. Evanson (a)	66	Chairman, President, Chief Executive Officer and Director
Edward Dudzinski (b)	55	Vice President
David M. Feinberg (c)	38	Vice President, General Counsel and Secretary
David E. Flitman (d)	43	Vice President
Philip L. Goulding (e)	48	Senior Vice President and Chief Financial Officer
William F. Wahl, III (f)	48	Vice President, Controller and Chief Accounting Officer

(a) **Paul J. Evanson** has been Chairman of the Board, President, Chief Executive Officer and a director of AE since June 2003. Mr. Evanson is the Chair of the Executive Committee. Prior to joining Allegheny, Mr. Evanson was President of Florida Power & Light Company, the principal subsidiary of FPL Group, Inc., and a director of FPL Group, Inc. from 1995 to 2003.

(b) **Edward Dudzinski** has been Vice President, Human Resources and Safety, of AE since August 2004. Prior to joining Allegheny, Mr. Dudzinski was Vice President, Human Resources for the Agriculture and Nutrition Platform and Pioneer Hi-Bred International, Inc. on behalf of E. I. DuPont de Nemours and Company ("DuPont"). Prior to that, he served in various other executive and leadership positions at DuPont.

(c) **David M. Feinberg** has been Vice President, General Counsel and Secretary of AE since October 2006. Mr. Feinberg joined Allegheny in August 2004 and served as Deputy General Counsel until October 2006. Prior to joining Allegheny, Mr. Feinberg was a partner with the law firm of Jenner & Block LLP in its Chicago office.

(d) **David E. Flitman** has been President of Allegheny Power, which includes Monongahela, Potomac Edison and West Penn, since July 2006. Mr. Flitman joined Allegheny in February 2005 as Vice President, Distribution. Prior to joining Allegheny, Mr. Flitman was employed with DuPont, most recently as Global Business Director for the Nonwovens Business Group.

(e) **Philip L. Goulding** has been Senior Vice President and Chief Financial Officer of AE since July 2006. Mr. Goulding joined Allegheny in October 2003 as Vice President, Strategic Planning and Chief Commercial Officer. Prior to joining Allegheny, Mr. Goulding led the North American energy practice of L.E.K. Consulting.

(f) **William F. Wahl, III** has been Vice President, Controller and Chief Accounting Officer of AE since May 2007. He joined Allegheny in 2003 and served as Assistant Controller, Corporate Accounting from February 2005 to May 2007. From 2002 to 2003, Mr. Wahl was employed by PNC Financial Services Group, Inc. Prior to that, he was employed by Dominion Resources, Inc.

Code of Business Conduct and Ethics

Allegheny maintains a Code of Business Conduct and Ethics for its directors, officers and employees in order to promote honest and ethical conduct and compliance with the laws and regulations to which Allegheny is subject. All directors, officers and employees of Allegheny are expected to be familiar with the Code of Business Conduct and Ethics and to adhere to its principles and procedures.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is contained in AE's Proxy Statement for the 2008 Annual Meeting of Shareholders under the captions "Board of Directors and Election of Directors" and "Executive Compensation" and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is contained in AE's Proxy Statement for the 2008 Annual Meeting of Shareholders under the captions "Board of Directors and Election of Directors" and "Executive Compensation" and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item is contained in AE's Proxy Statement for the 2008 Annual Meeting of Shareholders under the captions "Board of Directors and Election of Directors" and "Executive Compensation" and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is contained in AE's Proxy Statement for the 2008 Annual Meeting of Shareholders under the captions "Board of Directors and Election of Directors" and "Executive Compensation" and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1)(2) The financial statements and financial statement schedules filed as part of this Report are set forth under Item 8. Reference is made to the index on page 180.

SIGNATURES

Pursuant to the requirements of Section 13 of 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLEGHENY ENERGY, INC.

By: /s/ PAUL J. EVANSON

(Paul J. Evanson, Chairman, President and Chief Executive Officer)

Date: February 27, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant, in the capacities and on the date indicated.

	Signature	Title	Date
(i)	Principal Executive Officer:		
	/s/ PAUL J. EVANSON (Paul J. Evanson)	Chairman and President, Chief Executive Officer	February 27, 2008
(ii)	Principal Financial Officer:		
	/s/ PHILIP L. GOULDING (Philip L. Goulding)	Senior Vice President and Chief Financial Officer	February 27, 2008
(iii)	Principal Accounting Officer:		
	/s/ WILLIAM F. WAHL, III (William F. Wahl, III)	Vice President, Controller and Chief Accounting Officer	February 27, 2008
(iv)	Directors:		
	/s/ H. FURLONG BALDWIN (H. Furlong Baldwin)	/s/ TED J. KLEISNER (Ted J. Kleisner)	
	/s/ ELEANOR BAUM (Eleanor Baum)	/s/ CHRISTOPHER D. PAPPAS (Christopher D. Pappas)	
	/s/ PAUL J. EVANSON (Paul J. Evanson)	/s/ STEVEN H. RICE (Steven H. Rice)	February 27, 2008
	/s/ CYRUS F. FREIDHEIM, JR. (Cyrus F. Freidheim, Jr.)	/s/ GUNNAR E. SARSTEN (Gunnar E. Sarsten)	
	/s/ JULIA L. JOHNSON (Julia L. Johnson)	/s/ MICHAEL H. SUTTON (Michael H. Sutton)	

Exhibit 31.1 to the current year Form 10-K

CERTIFICATION

I, PAUL J. EVANSON, certify that:

1. I have reviewed this annual report on Form 10-K of ALLEGHENY ENERGY, INC.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2008

/s/ PAUL J. EVANSON

Paul J. Evanson
Principal Executive Officer

Exhibit 31.2 to the current year Form 10-K

CERTIFICATION

I, PHILIP L. GOULDING, certify that:

1. I have reviewed this annual report on Form 10-K of ALLEGHENY ENERGY, INC.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2008

/s/ PHILIP L. GOULDING

Philip L. Goulding
Principal Financial Officer

Exhibit 32.1 to the current year Form 10-K

CERTIFICATION

Pursuant to 18 U.S.C. § 1350, the undersigned officer of ALLEGHENY ENERGY, INC. (the "Company"), hereby certifies, to such officer's knowledge, that the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 27, 2008

/s/ PAUL J. EVANSON

Paul J. Evanson
Principal Executive Officer

Exhibit 32.2 to the current year Form 10-K

CERTIFICATION

Pursuant to 18 U.S.C. § 1350, the undersigned officer of ALLEGHENY ENERGY, INC. (the "Company"), hereby certifies, to such officer's knowledge, that the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 27, 2008

/s/ PHILIP L. GOULDING

Philip L. Goulding
Principal Financial Officer

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
(unaudited)

YEAR ENDED DECEMBER 31, 2007	$ MILLIONS	DILUTED INCOME PER SHARE
Net income—GAAP basis	**$412.2**	**$2.43**
Adjustments:		
Merrill Lynch net interest accrual reversal and minority interest expense removal	(27.4)	
Adjusted net income	**$384.8**	**$2.26**
YEAR ENDED DECEMBER 31, 2006		
Net income—GAAP basis	**$319.3**	**$1.89**
Adjustments:		
Income from discontinued operations	(0.6)	
Change in Pennsylvania state income tax law	(16.7)	
Write-off of prior deferred financing costs	5.8	
Adjusted net income	**$307.8**	**$1.83**

The Financial Highlights and letter to shareholders in this annual report include non-GAAP financial measures as defined in the Securities and Exchange Commission's Regulation G. Where noted, we present net income and adjusted income per share excluding the effect of certain items as adjusted herein. By presenting adjusted results, management intends to provide investors with a better understanding of the core results and underlying trends from which to consider past performance and prospects for the future. Pursuant to the requirements of Regulation G, the table above reconciles the non-GAAP financial measures to the most directly comparable GAAP measures.

Users of this financial information should consider the types of events and transactions for which adjustments have been made. The adjusted information should not be considered in isolation or viewed as a substitute for, or superior to, net income or other data prepared in accordance with GAAP as measures of our operating performance or liquidity. In addition, the adjusted information is not necessarily comparable to similarly titled measures provided by other companies.

Notice of Annual Meeting of Stockholders to be held on May 15, 2008 and Proxy Statement



Allegheny Energy

Allegheny Energy, Inc.

800 Cabin Hill Drive
Greensburg, Pennsylvania 15601

March 20, 2008

Dear Fellow Stockholder:

You are cordially invited to attend our annual meeting of stockholders on Thursday, May 15, 2008, at 9:30 a.m. at the New York Marriott Marquis Hotel, 1535 Broadway, New York, New York.

This booklet includes the notice of the annual meeting and proxy statement. The proxy statement describes the business we will conduct at the meeting and provides information about us that you should consider when you vote your shares. The first three items of business are:

- the election of ten members to your Board of Directors (the "Board");
- the ratification of our independent auditor; and
- the approval of the Allegheny Energy, Inc. 2008 Long-Term Incentive Plan.

Your Board recommends that you vote FOR Items 1, 2 and 3. In addition, there is one stockholder proposal. Your Board recommends that you vote AGAINST this stockholder proposal, which is Item 4.

The proxy statement includes a section highlighting our corporate governance practices. The Company and your Board have a long-standing commitment to good governance, and your Board continuously reviews its governance practices to ensure that they promote stockholder value. In the past year, this ongoing review has resulted in enhancements to our governance practices, including amending our bylaws to clarify the majority voting standard in uncontested elections for directors that we adopted last year. We invite you to review the corporate governance section beginning on page 9 to learn more about our continuing commitment to excellence in corporate governance.

It is important that your stock be represented at the meeting. We hope that you will vote on the matters to be considered by following the instructions on the enclosed proxy card. Whether you choose to vote in person at the meeting or by telephone, Internet or mail, your response is greatly appreciated.

Sincerely,

Paul J. Evanson

Paul J. Evanson
Chairman, President and Chief Executive Officer

Allegheny Energy, Inc.

800 Cabin Hill Drive
Greensburg, Pennsylvania 15601

March 20, 2008

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

ALLEGHENY ENERGY, INC., a Maryland corporation (the "Company"), will hold its annual meeting of stockholders at the New York Marriott Marquis Hotel, 1535 Broadway, New York, New York, on May 15, 2008, at 9:30 a.m., Eastern Daylight Savings Time, for the following purposes:

1) To elect ten directors to hold office until the Company's 2009 annual meeting and until their successors are duly elected and qualify;

2) To ratify the appointment of the Company's independent auditor;

3) To approve the Allegheny Energy, Inc. 2008 Long-Term Incentive Plan;

4) If properly presented, to consider one stockholder proposal; and

5) To transact such other business as may properly come before the meeting or any adjournment, postponement or continuation thereof.

Holders of record of the Company's common stock at the close of business on March 5, 2008 will be entitled to vote at the meeting.

By Order of the Board of Directors,

David M Feinberg

David M. Feinberg
Vice President, General Counsel and Secretary

TABLE OF CONTENTS

PROXY STATEMENT

Proxies in the form enclosed are solicited by the Board of Directors (the "Board") of Allegheny Energy, Inc. ("Allegheny," the "Company," "we," "us," or "our") for the annual meeting of stockholders to be held on May 15, 2008 at the New York Marriott Marquis Hotel, 1535 Broadway, New York, New York, at 9:30 a.m., Eastern Daylight Savings Time.

The proxy card provided to each of our stockholders covers the total number of shares of our common stock, par value $1.25 per share, registered in his or her name. The proxy card provided to our employees also will include the shares of our common stock held for their respective accounts in our Employee Stock Ownership and Savings Plan. A proxy may be revoked at any time prior to its exercise by written notice to us, by submission of another proxy bearing a later date or by voting in person at the annual meeting. A proxy authorized through the Internet or by telephone may be revoked by executing a later-dated proxy card, by subsequently authorizing another proxy through the Internet or by telephone or by attending the annual meeting and voting in person. Attending our annual meeting will not automatically revoke your prior proxy; you must vote at the annual meeting to have your prior proxy revoked. If your shares are held by a bank, broker or other holder of record, please refer to the instructions for voting your shares provided by the bank, broker or other holder of record.

At the close of business on March 5, 2008, which is the record date for determining the stockholders entitled to receive notice of and to vote at the annual meeting, there were 167,591,561 outstanding shares of our common stock. Each outstanding share of our common stock is entitled to one vote.

Elections for our directors are subject to cumulative voting. This means that for the election of directors, each holder entitled to vote is entitled to as many votes as equals the number of shares of our common stock held by the holder multiplied by the number of directors to be elected. A holder may cast all of these votes for a single director or may distribute them among the number of directors to be elected or any two or more of them. If you wish to cumulate your votes in this manner, you will need to submit a proxy card or a ballot and make an explicit statement of your intent to cumulate your votes, either by so indicating in writing on the proxy card or by indicating in writing on your ballot when voting at the annual meeting. Unless otherwise indicated by the stockholder, a vote for the nominees of your Board will give the proxy holders discretionary authority to cumulate all votes to which you are entitled and to allocate them in favor of any one or more of the nominees as the proxy holders determine, except that none of your votes will be cast for any nominee as to whom you instruct that your votes be withheld.

The presence in person or by proxy of the holders of record of a majority of the outstanding shares of our common stock entitled to vote constitutes a quorum. In an uncontested election at the meeting of stockholders at which a quorum is present, any nominee to serve as a director of the Company will be elected if the director receives a vote of the majority of votes cast. A majority of the votes cast ("Majority Vote") means that the number of shares voted "for" a director must exceed the number of votes "withheld" from that director. With respect to a contested election, a plurality of all the votes cast at the meeting of stockholders at which a quorum is present will be sufficient to elect a director. If a nominee who currently is serving as a director does not receive the affirmative vote of at least a majority of votes cast in an uncontested election, Maryland law provides that the director would continue to serve on your Board as a "holdover director." However, under our bylaws, any nominee for election as a director in an uncontested election at the meeting of stockholders at which a quorum is present who fails to receive a Majority Vote is obligated to tender his or her resignation to the Nominating and Governance Committee of your Board (the "Governance Committee") for consideration. The Governance Committee will consider any resignation and recommend to your Board whether to accept it. Your Board is required to take action with respect to the Governance Committee's recommendation and to publicly disclose each such resignation and the related action taken by your Board.

In addition, the affirmative vote of a majority of all the votes cast is required for ratification of the appointment of our independent auditor, for approval of the Allegheny Energy, Inc. 2008 Long-Term Incentive Plan and for approval of the stockholder proposal. Abstentions and broker "non-votes" will be counted only for purposes of determining whether a quorum is present, but will not be counted as votes cast, and therefore will have no effect on the outcome of the vote on any matter. Additional details are set out in Article II of our bylaws, which are available on our website, *www.alleghenyenergy.com*, in the Corporate Governance section.

The approximate date on which this proxy statement and form of proxy are first being sent or given to our stockholders is March 24, 2008.

ITEM 1-ELECTION OF DIRECTORS

Presented below is information about each nominee for director. Directors are elected annually and each director will stand for election at the upcoming annual meeting to serve until our 2009 annual meeting of stockholders and until a successor is duly elected and qualified. Any director elected to fill a vacancy on your Board at any time other than at an annual election of directors also will be elected to a term expiring at the next annual meeting of stockholders and until their successors are duly elected and qualify.

The proxies received, unless marked to the contrary, will be voted for the election of the following persons who are the nominees of your Board in this election. Your Board does not expect that any of the nominees will become unable to serve as a director, but if that should occur for any reason prior to the meeting, the proxy holders will vote on the alternative nominee or nominees who will be designated by your Board.

Your Board proposes the election of the following directors of the Company for a term of one year:

Director, Principal Occupation, Other Directorships, Business Experience and Company Board and Committee Meeting Attendance	Age	Director of the Company since
H. FURLONG BALDWIN Mr. Baldwin is the Chair of the Management Compensation and Development Committee and a member of the Executive Committee. Mr. Baldwin has been Chairman of the Board of The NASDAQ Stock Market, Inc. ("NASDAQ") since 2003 and has been a director of NASDAQ since 2000. He is a director of W.R. Grace & Co., Platinum Underwriters Holdings, Ltd. and the Wills Group. He is a member (emeritus) and former Chairman of the Johns Hopkins Medicine Board of Trustees and a member (emeritus) of the Johns Hopkins University Board of Trustees. 2007 Attendance: Attended 14 of 14 meetings of your Board and committees on which he served.	76	2003
ELEANOR BAUM Dr. Baum is a member of the Management Compensation and Development and Nominating and Governance Committees. Dr. Baum has been Dean of the Albert Nerken School of Engineering of The Cooper Union for the Advancement of Science and Art since 1987. She is a director of Avnet, Inc. Dr. Baum is a trustee of Embry Riddle University, a member of the Board of the New York Building Congress and a Fellow of the Institute of Electrical and Electronic Engineers. 2007 Attendance: Attended 26 of 26 meetings of your Board and committees on which she served.	68	1988
PAUL J. EVANSON Mr. Evanson has been Chairman of the Board, President, Chief Executive Officer and a director of the Company since June 2003. Mr. Evanson is the Chair of the Executive Committee. He has also been Chairman, Chief Executive Officer and a director of the Company's principal subsidiaries since June 2003. Prior to joining the Company, Mr. Evanson was President of Florida Power & Light Company, the principal subsidiary of FPL Group, Inc., and a director of FPL Group, Inc. from 1995 to 2003. He is a member of the Board of Trustees at St. John's University. 2007 Attendance: Attended 7 of 7 meetings of your Board and committees on which he served.	66	2003
CYRUS F. FREIDHEIM, JR. Mr. Freidheim is the Chair of the Nominating and Governance Committee and a member of the Executive Committee. Mr. Freidheim has been the Chief Executive Officer of the Sun-Times Media Group Inc., a newspaper publisher, since 2006. He is a director of the Sun-Times Media Group Inc. and HSBC Finance Corporation. Mr. Freidheim served as Chairman and Chief Executive Officer of Chiquita Brands International, Inc. from 2002 to 2004. 2007 Attendance: Attended 19 of 20 meetings of your Board and committees on which he served.	72	2003

Director, Principal Occupation, Other Directorships, Business Experience and Company Board and Committee Meeting Attendance	Age	Director of the Company since
JULIA L. JOHNSON Ms. Johnson is a member of the Audit and Nominating and Governance Committees. Ms. Johnson has been President of NetCommunications, LLC, a strategic consulting firm, since 2000. She is a director of MasTec, Inc. and of NorthWestern Corporation. Ms. Johnson is a member of the Department of Energy/National Association of Regulatory Utility Commissioners Energy Market Access Board. 2007 Attendance: Attended 25 of 26 meetings of your Board and committees on which she served.	45	2003
TED J. KLEISNER Mr. Kleisner is a member of the Executive and Management Compensation and Development Committees and will serve as our Presiding Director until May 15, 2008. Mr. Kleisner has been the President and Chief Executive Officer of Hershey Entertainment and Resorts Company, an entertainment and hospitality company, since 2006. He is a director of Hershey Entertainment and Resorts Company and the American Hotel and Lodging Association. Mr. Kleisner was the President of CSX Hotels, Inc. from 1980 to 1984. He also was the President of The Greenbrier Resort and Club Management Company, a resort management company, from 1987 to 2006. Mr. Kleisner is a member of the Executive Advisory Board for the Daniels College of Business at the University of Denver and a member of the Board of Trustees of the Culinary Institute of America. 2007 Attendance: Attended 13 of 14 meetings of your Board and committees on which he served.	63	2001
CHRISTOPHER D. PAPPAS Mr. Pappas is a member of the Management Compensation and Development Committee. Mr. Pappas has been the President and Chief Operating Officer of Nova Chemicals Corporation, a commodity chemicals company, since 2007. He is a member of the Board of Directors of Nova Chemicals Corporation. He also was the Senior Vice President & President, Styrenics for Nova Chemicals Corporation from 2000 to 2007. 2007 Attendance: None. (Mr. Pappas was appointed as a director effective February 22, 2008.)	52	2008
STEVEN H. RICE Mr. Rice is a member of the Audit and Executive Committees and will serve as our Presiding Director commencing on May 15, 2008. Mr. Rice is an attorney and, since 2001, has served as a senior advisor to financial institutions. He served as Managing Director – New York of Gibraltar Private Bank & Trust from 2006 to 2007. Mr. Rice is a former director of La Jolla Bank and La Jolla Bancorp, Inc., former President of La Jolla Bank, Northeast Region, former President and Chief Executive Officer of Stamford Federal Savings Bank, former President of the Seamen's Bank for Savings and former director of the Royal Insurance Group, Inc. 2007 Attendance: Attended 20 of 20 meetings of your Board and committees on which he served.	64	1986
GUNNAR E. SARSTEN Mr. Sarsten is a member of the Audit and Nominating and Governance Committees. He has been a consulting professional engineer since 1994. Mr. Sarsten is a former President and Chief Operating Officer of Morrison Knudsen Corporation, former President and Chief Executive Officer of United Engineers & Constructors International, Inc. and former Deputy Chairman of the Third District Federal Reserve Bank in Philadelphia. 2007 Attendance: Attended 20 of 20 meetings of your Board and committees on which he served.	71	1992
MICHAEL H. SUTTON Mr. Sutton is the Chair of the Audit Committee. Mr. Sutton has been an independent consultant on accounting and auditing regulation since 1999. He is a director of American International Group, Inc. and Krispy Kreme Doughnuts, Inc. Mr. Sutton is a former Chief Accountant for the United States Securities and Exchange Commission and a former senior partner and National Director of Accounting and Auditing Professional Practice for Deloitte & Touche LLP. 2007 Attendance: Attended 19 of 19 meetings of your Board and committees on which he served.	67	2004

ITEM 2-RATIFICATION OF INDEPENDENT AUDITORS

By New York Stock Exchange ("NYSE") and Securities and Exchange Commission ("SEC") rules and under the Audit Committee's charter, selection of the Company's independent auditor is the direct responsibility of the Audit Committee.

The Audit Committee has appointed Deloitte & Touche LLP ("Deloitte") to audit our consolidated financial statements for the fiscal year ending December 31, 2008 and to perform other audit-related services. Following the Audit Committee's appointment, your Board voted unanimously to recommend that our stockholders vote to ratify the Audit Committee's selection of Deloitte as our independent auditors for 2008. If our stockholders fail to ratify the selection, the Audit Committee will seek to understand the reasons that our stockholders did not ratify its selection of Deloitte and will take those views into account in this and future appointments.

Information concerning the independent auditor may be found on page 49 of this Proxy Statement in the "2008 PROPOSALS – Company Proposals" section.

Your Board recommends a vote <u>FOR</u> the ratification of the appointment of Deloitte as our independent auditor and will so vote proxies received that do not otherwise specify.

ITEM 3-APPROVAL OF THE ALLEGHENY ENERGY, INC. 2008 LONG-TERM INCENTIVE PLAN

Your Board recommends that our stockholders approve the Allegheny Energy, Inc. 2008 Long-Term Incentive Plan (the "New Long-Term Plan"). The purpose of the New Long-Term Plan is to attract, motivate and retain our executive officers and key employees and to align their interests with the interests of our stockholders. Consistent with this view, the Management Compensation and Development Committee of your Board (the "Compensation Committee") recommended that your Board adopt the New Long-Term Plan. On December 6, 2007, your Board unanimously adopted the New Long-Term Plan, subject to the approval of our stockholders at the annual meeting. It is the judgment of your Board that approval of the New Long-Term Plan is in the best interests of the Company and our stockholders.

We historically have granted equity awards under our 1998 Long-Term Incentive Plan, which was approved by our stockholders in 1998, and our Stock Unit Plan. Once approved, the New Long-Term Plan will become effective and no further awards will be made under the prior plans.

Information concerning the New Long-Term Plan may be found beginning at page 50 of this Proxy Statement in the "2008 PROPOSALS – Company Proposals" section.

Your Board recommends a vote <u>FOR</u> the approval of the Allegheny Energy, Inc. 2008 Long-Term Incentive Plan and will so vote proxies received that do not otherwise specify.

ITEM 4-STOCKHOLDER PROPOSAL

A stockholder has announced his intention to present a proposal that requests that your Board provide an advisory resolution to allow a non-binding vote to ratify the compensation of our Named Executive Officers, which would not affect any compensation paid or awarded to our Named Executive Officers.

Your Board has considered this proposal and believes that its adoption is unnecessary and redundant because your Board already has in place an effective means for stockholders to communicate with your entire Board, the Compensation Committee or with individual directors on executive compensation or any other matter. As described on page 11 of this proxy statement, stockholders have various means, including e-mail and written correspondence, to communicate with your entire Board, the Compensation Committee or with individual directors. Your Board believes that, by means of these communications, stockholders can provide your Board and the Compensation Committee with specific feedback regarding the Company's executive compensation philosophy and practices, as opposed to an "advisory" vote that would not provide any meaningful insight into specific stockholder concerns.

The proponent's full proposal and statement in favor of this proposal and your Board's statement in opposition of this proposal can be found beginning at page 54 of this Proxy Statement in the "2008 PROPOSALS – Stockholder Proposal" section

Your Board unanimously recommends that our stockholders vote AGAINST this proposal and will so vote proxies received that do not otherwise specify.

COMMITTEES OF YOUR BOARD OF DIRECTORS

Your Board currently has the following committees: Audit, Executive, Management Compensation and Development, and Nominating and Governance. The current members and description of these committees are provided below.

Audit Committee. The Audit Committee members include Michael H. Sutton (Chair), Julia L. Johnson, Steven H. Rice and Gunnar E. Sarsten. Mr. Sarsten was appointed to the Audit Committee effective January 1, 2008. Eleanor Baum served on the Audit Committee until January 1, 2008. The Audit Committee, which is composed solely of independent directors, is responsible for, among other things, assisting your Board in its oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, the independent auditors' qualifications and independence, and the performance of the independent auditors and our internal audit function, including the appointment, compensation, retention, and oversight of any independent auditor. The Audit Committee operates pursuant to a written charter consistent with the applicable standards of the NYSE and the SEC. A more detailed discussion of the purposes, duties and powers of the Audit Committee is found in the charter of the Audit Committee, which is available on our website, *www.alleghenyenergy.com*, in the Corporate Governance section. Your Board has determined that each member of the Audit Committee is independent under both Rule 10A-3 under the Securities Exchange Act of 1934 (the "Exchange Act") and the applicable independence standards of the NYSE. Your Board also has determined that Mr. Sutton is an audit committee financial expert in accordance with the applicable rules and regulations of the SEC. Each member of the Audit Committee is financially literate and one or more members of the Audit Committee possess accounting or related financial management expertise, as determined by your Board in its business judgment. The Audit Committee met thirteen times in 2007.

Executive Committee. The Executive Committee members include Paul J. Evanson (Chair), H. Furlong Baldwin, Cyrus F. Freidheim, Jr., Ted J. Kleisner and Steven H. Rice. Mr. Freidheim was appointed to the Executive Committee effective February 22, 2008. The Executive Committee has, with certain exceptions, all of the powers of your Board when your Board is not in session. The Executive Committee met one time in 2007.

Management Compensation and Development Committee. The Management Compensation and Development Committee (the "Compensation Committee") members include H. Furlong Baldwin (Chair), Eleanor Baum, Ted J. Kleisner and Christopher D. Pappas. Dr. Baum and Mr. Pappas were appointed to the Compensation Committee effective January 1, 2008 and February 22, 2008, respectively. Gunnar E. Sarsten and Cyrus F. Freidheim, Jr. served on the Compensation Committee until January 1, 2008 and February 22, 2008, respectively. The Compensation Committee, which is composed solely of independent directors, is responsible for, among other things, discharging your Board's responsibilities relating to compensation of our executives and making recommendations to your Board with respect to executive management succession. The Compensation Committee operates pursuant to a written charter consistent with the applicable standards of the NYSE. The Compensation Committee has the authority under its charter to select and retain special counsel, experts or consultants. As further described in the Compensation Discussion and Analysis section below, to assist in carrying out its responsibilities, the Compensation Committee has engaged an independent outside legal counsel and has hired independent consultants. A more detailed discussion of the responsibilities of the Compensation Committee is found in the charter of the Compensation Committee, which is available on our website, *www.alleghenyenergy.com*, in the Corporate Governance section. Your Board has determined that each member of the Compensation Committee is independent under the applicable standards of the NYSE. The Compensation Committee met seven times in 2007.

Nominating and Governance Committee. The Nominating and Governance Committee (the "Governance Committee") members include Cyrus F. Freidheim, Jr. (Chair), Eleanor Baum, Julia L. Johnson and Gunnar E. Sarsten. The Governance Committee, which is composed solely of independent directors, is responsible for, among other things, assisting your Board in fulfilling its oversight responsibilities with respect to matters of corporate governance, and identifying and recommending individuals to your Board for nomination as directors.

The Governance Committee operates pursuant to a written charter consistent with the applicable standards of the NYSE. The Governance Committee has the authority under its charter to select and retain special counsel, experts or consultants. To assist in carrying out its responsibilities, in 2007, the Governance Committee engaged an independent consulting firm, Mercer (US) Inc. ("Mercer") to provide independent advice and analysis on non-employee director compensation matters and perform specific tasks as requested by the Governance Committee. The consultant is engaged by and reports directly to the Governance Committee, which approves the scope of work. The Governance Committee submits its recommendations regarding non-employee director compensation matters to the independent directors of your Board for approval. A more detailed discussion of the responsibilities of the Governance Committee is found in the charter of the Governance Committee, which is available on our website, *www.alleghenyenergy.com*, in the Corporate Governance section. Your Board has determined that each member of the Governance Committee is independent under the applicable standards of the NYSE. The Governance Committee met seven times in 2007.

CORPORATE GOVERNANCE PRACTICES

Our Corporate Governance Commitment and Initiatives. Your Board believes strongly that sound and effective corporate governance practices accompany and greatly aid our long-term business success. We are committed to high standards of corporate governance. Your Board also believes, and an outside service confirmed, that we are at the forefront of good corporate governance.

Reflecting our commitment to continuous improvement, your Board reviews our governance practices on an ongoing basis to ensure that the practices promote stockholder value. In the past year, this ongoing review has resulted in certain enhancements to our governance practices, including a bylaw amendment to clarify the majority voting standard in uncontested elections for directors that we adopted last year. This amendment is described below along with other highlights of our corporate governance practices.

Nominating and Governance Committee. Your Board formed the Governance Committee to, among other things, consider and recommend candidates for Board vacancies, establish procedures for Board performance evaluations, review Board performance annually, and review and make recommendations regarding Board leadership and the composition of all committees of your Board. The Governance Committee also monitors changes in applicable standards and developments in corporate governance, recommends and reviews our corporate governance principles and our Code of Business Conduct and Ethics, and reports to your Board on matters of corporate governance. In identifying, evaluating and recommending nominees for positions on your Board, the Governance Committee places primary emphasis on the criteria set forth in our Corporate Governance Guidelines and such other factors as it deems appropriate. These factors may include integrity, compatibility, judgment, independence, experience and background in a relevant field, willingness to commit time and energy, and a genuine interest in the electric industry.

In evaluating and recommending nominees for positions on your Board, the Governance Committee may, but is not required to, consider nominees proposed by management, and will also consider nominees recommended by stockholders. Nominees recommended by our stockholders are given appropriate consideration in the same manner as other nominees. The procedures for stockholders to submit nominees for director for consideration by the Governance Committee are included under "Advance Notice Procedures" below in this proxy statement.

The Governance Committee approved and recommended to your Board the nominations of H. Furlong Baldwin, Eleanor Baum, Paul J. Evanson, Cyrus F. Freidheim, Jr., Julia L. Johnson, Ted J. Kleisner, Steven H. Rice, Gunnar E. Sarsten and Michael H. Sutton to stand for re-election at the 2008 annual meeting. The Governance Committee also approved and recommended to your Board the nomination of Christopher D. Pappas to stand for election at the 2008 annual meeting. Mr. Pappas was appointed to your Board on February 22, 2008 to fill a vacancy that was created by an increase in the size of the Board. Mr. Pappas was recommended as a nominee by the Governance Committee following interviews by the Governance Committee and the Chairman of the Board.

Majority Voting for the Election of Directors. Any nominee to serve as a director of the Company will be elected if, in an uncontested election at the meeting of stockholders at which a quorum is present, the director receives a vote of the majority of votes cast. A majority of the votes cast ("Majority Vote") means that the number of shares voted "for" a director must exceed the number of votes "withheld" from that director. Any nominee for election as a director in an uncontested election at the meeting of stockholders at which a quorum is present who fails to receive a Majority Vote is obligated under our bylaws to tender his or her resignation to the Governance Committee for consideration. The Governance Committee will consider any resignation and recommend to your Board whether to accept it. Your Board is required to take action with respect to the Governance Committee's recommendation and publicly disclose each such resignation and the related action taken by your Board. A nominee for director in a contested election will be elected by a plurality of all votes cast. Additional details are set out in Article II, Section 6 of our bylaws, which are available on our website, *www.alleghenyenergy.com*, in the Corporate Governance section.

Executive Sessions of Non-Management Directors/Presiding Director. The non-management directors met six times in executive session in 2007. Your Board has an independent Presiding Director who leads the meetings in executive session. The position of Presiding Director is rotated every two years among the non-management members of the Executive Committee and the Chairs of your Board's Compensation Committee and Governance Committee, with each term commencing with an annual meeting of our stockholders. Steven H. Rice, a non-management member of the Executive Committee, was appointed by your Board to serve as the Presiding Director commencing on May 15, 2008. Ted J. Kleisner, a non-management member of the Executive Committee, will serve as the Presiding Director until May 15, 2008.

The duties of the Presiding Director include the following:

- presides at all meetings of your Board at which the Chairman is not present, including executive sessions of the independent directors;
- serves as liaison between the Chairman and the independent directors;
- provides input to management on information to be sent to your Board and approves information sent to your Board;
- approves meeting agendas for your Board;
- approves meeting schedules to assure that there is sufficient time for discussion of all agenda items;
- has the authority to call meetings of the independent directors; and
- if requested by major shareholders, ensures that he or she is available for consultation and direct communication.

Director Independence. A substantial majority of the members of your Board historically have been independent, and key committees are comprised solely of independent directors. Your Board has adopted a Policy Regarding Director Independence Determinations (the "Director Independence Policy") to assist your Board in determining director independence in accordance with applicable NYSE and SEC requirements. The Director Independence Policy requires your Board to make an annual determination regarding the independence of each of our directors and sets forth categorical standards for making these determinations that are consistent with the listing standards of the NYSE. In 2008, your Board made these determinations for each member of your Board, based on recommendations made by the Governance Committee, and affirmatively determined that a majority of the current directors (all directors other than Mr. Evanson) are independent. Mr. Evanson is not considered an independent director because of his employment as our President and Chief Executive Officer.

In determining that each of the directors (other than Mr. Evanson) is independent, your Board considered the following business relationships, which it determined were immaterial to the directors' independence. Your Board considered that the Company and its subsidiaries in the ordinary course of business have, during the last three years, sold services to, and/or purchased products and services from, a company at which a director is an executive officer and a company where a director's immediate family member is currently an executive officer. Your Board also considered that some directors were directors (but not officers) of companies or institutions to which we sold services or from which we purchased products and services during the last three years. In each case, the amount paid to or received from such a company in each of the last three years did not exceed the greater of $1 million or 2% of the consolidated gross revenue of that company, which is the threshold set forth in our Director Independence Policy. Your Board determined that none of the independent directors have ongoing relationships relevant to an independence determination that were inconsistent with the categorical standards in the Director Independence Policy and that none of the relationships that it considered impaired the independence of these directors.

The full text of our Director Independence Policy is attached as Annex A to this proxy statement. The Director Independence Policy is also available on our website, *www.alleghenyenergy.com*, in the Corporate Governance section. Any amendments to the Director Independence Policy will also be made available on our website.

Code of Business Conduct and Ethics. Your Board has adopted a Code of Business Conduct and Ethics for the members of your Board and our officers, employees, agents, representatives, consultants and contractors in order to promote honest and ethical conduct and compliance with the laws, rules and regulations to which we are subject. All of our directors, officers and employees are expected to be familiar with the Code of Business Conduct and Ethics and to adhere to its principles and procedures. The Code of Business Conduct and Ethics is available on our website, *www.alleghenyenergy.com*, in the Corporate Governance section. Any amendments to, or waivers from, certain provisions of the Code of Business Conduct and Ethics will be made available on our website.

Corporate Governance Guidelines. Your Board has adopted a comprehensive set of Corporate Governance Guidelines. These guidelines address a number of important governance issues including director independence, criteria for Board membership, expectations regarding attendance and participation at meetings, authority of your Board and committees to engage outside independent advisors as they deem appropriate, succession planning for the Chief Executive Officer and annual evaluations of Board performance. These guidelines require the directors to make every effort to attend meetings of your Board, meetings of committees of which they are members and annual meetings of our stockholders. All nine director nominees attended the 2007 annual meeting of stockholders held on May 17, 2007. Your Board met six times in 2007. In 2007, all directors attended more than 75% of the meetings of your Board and committees on which they served. The Corporate Governance Guidelines are available on our website, *www.alleghenyenergy.com*, in the Corporate Governance section. Any amendments to the Corporate Governance Guidelines will be made available on our website.

Procedures for Communications to the Board of Directors, Audit Committee and Non-Management Directors. Your Board has adopted procedures for our stockholders, employees and other interested parties to communicate concerns regarding accounting, internal accounting controls or auditing matters to your Board or the Audit Committee, and other matters to your Board or the non-management directors. All communications received will be kept confidential.

The non-management directors have approved the following procedures for communication to your Board, Audit Committee and non-management directors. Stockholders, employees and other interested parties may send communications regarding accounting, internal accounting controls or auditing matters to our General Counsel, at 800 Cabin Hill Drive, Greensburg, Pennsylvania 15601-1689 (Fax No.: (724) 853-4260, E-mail: communications@alleghenyenergy.com), or by anonymously contacting our Call2Line, a third-party ethics and compliance line, at 1-877-922-2552. Communications regarding accounting, internal accounting controls or auditing matters also may be provided directly to the Audit Committee by mail to: Allegheny Energy, Inc. Audit Committee, c/o General Counsel, 800 Cabin Hill Drive, Greensburg, Pennsylvania 15601. All mail sent to the Audit Committee at this address will promptly be forwarded, unopened, to the Audit Committee Chair. All communications concerning other matters may be made to the Company's General Counsel, as described above or by anonymously contacting our Call2Line at 1-877-922-2552. All communications received at the Call2Line regarding other matters that are directed to the attention of your Board, the non-management directors or the Audit Committee will be forwarded to our General Counsel and the Corporate Compliance Officer. The communications will be distributed prior to the next scheduled executive session of your Board or Audit Committee meeting, as applicable. The Company generally will not forward to the Board, the Audit Committee or the non-management directors any communication that relates to an improper or irrelevant topic or that requests general information about the Company. These procedures were last updated in December 2007 and are available on our website, *www.alleghenyenergy.com*, in the Corporate Governance section. Any amendments to these procedures will be made available on our website.

Committee Charters. The current charters of the Audit Committee, Governance Committee, and Compensation Committee are available on our website, *www.alleghenyenergy.com*, in the Corporate Governance section. Any amendments to the charters will be made available on our website. Your Board continues to monitor guidance from the SEC, the NYSE and other relevant agencies regarding corporate governance procedures and policies, and will continue to assess these charters to ensure full compliance with applicable requirements.

In addition to being available on our website, *www.alleghenyenergy.com*, printed versions of our corporate governance documents, including the Corporate Governance Guidelines, Code of Business Conduct and Ethics, Policy Regarding Director Independence Determinations, and Procedures for Communications to the Board of Directors, Audit Committee and Non-Management Directors, as well as the Committee charters, are available to our stockholders upon request made to the attention of the Secretary of the Company. The Company's charter is also available on our website, *www.alleghenyenergy.com*, in the Corporate Governance section. Any amendments to these documents will be made available on our website.

AUDIT COMMITTEE REPORT

Management is responsible for the preparation, presentation and integrity of the Company's financial statements and for the effectiveness of internal controls over financial reporting. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The Company's independent auditors are responsible for planning and conducting an integrated audit of the Company's financial statements and internal control over financial reporting in accordance with standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB"), and expressing opinions on the Company's financial statements and on the effectiveness of the Company's internal control over financial reporting.

Your Board maintains an Audit Committee, composed of at least three directors, all of whom meet applicable independence criteria. The Audit Committee operates under a written charter adopted by your Board, and its principal function is to assist your Board in its oversight of:

- the integrity of the Company's financial statements;
- the Company's compliance with legal and regulatory requirements;
- the independent auditors' qualifications and independence; and
- the performance of the independent auditors and the Company's internal audit function.

All members of the Audit Committee are independent under Rule 10A-3 of the Exchange Act, the applicable independence standards of the NYSE and the Company's Policy Regarding Director Independence Determinations. Your Board also has determined that all members of the Audit Committee are financially literate, as defined by the NYSE listing standards. For purposes of the SEC rules, and on the recommendation of the Nominating and Governance Committee, the Board has designated Mr. Sutton as the named audit committee financial expert and has determined that Mr. Sutton has the requisite accounting or related financial management expertise, as defined by the NYSE listing standards. Although named as the Audit Committee financial expert, Mr. Sutton does not act as an accountant for the Company and is not an "expert" for purposes of the liability provisions of the Securities Act of 1933 or for any other purpose. In addition, Mr. Sutton's designation as an Audit Committee financial expert does not impose any duties or obligations that are greater than those of the other Audit Committee members.

The members of the Audit Committee are not full-time employees of the Company and are not performing the functions of auditors or accountants. Members of the Audit Committee necessarily rely on the information provided to them by management and the independent auditors. Accordingly, the Audit Committee's considerations and discussions referred to above do not assure that the audit of the Company's financial statements has been carried out in accordance with the standards of the PCAOB, that the financial statements are presented fairly in conformity with accounting principles generally accepted in the United States of America or that the Company's auditors are in fact "independent."

The Audit Committee reviewed the audited financial statements in the 2007 Annual Report on Form 10-K with management, including a discussion of the quality, and not just the acceptability, of the accounting principles, the reasonableness of significant judgments and clarity of the disclosures. The Audit Committee reviewed with the Director of the Company's internal audit department and PricewaterhouseCoopers LLP ("PwC") the overall scope and plans for their respective audits and met with the internal audit director and PwC, with and without management present, to discuss audit results, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting. The Audit Committee also reviewed PwC's judgments as to the quality, and not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under standards of the PCAOB, including the Statement on Auditing Standards No. 61 (Communications with Audit Committees), as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the PCAOB in Rule 3200T. The Audit

Committee also discussed with PwC its independence from management and from the Company, including the contents of PwC's letter delivered pursuant to Independence Standards Board, Standard No. 1 (Independence Standards Board Standards No. 1, *Independence Discussions with Audit Committees*), as adopted by the PCAOB in Rule 3600T. PwC confirmed that it is an independent accounting firm with respect to the Company under applicable standards.

In reliance on the discussions and reviews described above, the Audit Committee recommended to your Board, and your Board approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 for filing with the SEC.

In 2007, the Audit Committee requested proposals from major auditing firms for the audit of the Company's financial statements for 2008. After an extensive review of those proposals, the Audit Committee appointed Deloitte & Touche LLP as the Company's independent auditor for the fiscal year 2008.

MICHAEL H. SUTTON, *Chair*
JULIA L. JOHNSON
STEVEN H. RICE
GUNNAR E. SARSTEN

AUDIT AND OTHER FEES

The following table presents fees for professional audit services rendered by PwC for the years ended December 31, 2007 and 2006, and fees for other services rendered by PwC during these periods. The Audit Committee's policy is to pre-approve all audit and non-audit services provided by independent auditors.

	2007	2006
Audit Fees (1)	$3,619,960	$4,266,714
Audit-Related Fees (2):		
SAP implementation review	$ 22,020	$ 447,610
Benefit plan audits (3)	49,366	200,934
Reports on agreed upon procedures relating to servicing of securitized debt	12,722	15,233
Other (4)	9,000	57,859
Total Audit-Related Fees	$ 93,108	$ 721,636
Tax Fees	$ —	$ —
All Other Fees	$ —	$ —
Total	$3,713,068	$4,988,350

(1) Consisted of fees and expenses related to the integrated audit of the Company's annual consolidated financial statements, the audit of the separate financial statements of certain subsidiaries, including certain statutory audits, reviews of the quarterly financial statements included in Forms 10-Q and comfort letters issued in connection with debt offerings. For 2007, this amount included $1,702,319 paid in 2008, and for 2006, this amount included $1,524,690 paid in 2007.

(2) Fees and expenses for audit-related services rendered in 2006 included $117,602 paid in 2007.

(3) Paid directly by the benefit plan trusts.

(4) Other Audit-Related Fees for 2007 included $9,000 for accounting pronouncement database subscriptions. Other Audit-Related Fees for 2006 included $48,859 for attest services not required by statute or regulation and $9,000 for accounting pronouncement database subscriptions.

NON-EMPLOYEE DIRECTOR COMPENSATION

We use a combination of cash and stock-based compensation to attract and retain qualified candidates to serve on your Board. In setting non-employee director compensation, we consider the significant amount of time that our non-employee directors expend in fulfilling their duties to the Company, as well as the high skill-level required of members of your Board.

Cash Compensation Paid to Non-employee Directors

In 2007, each non-employee director received (a) $37,500 in annual cash retainer fees, (b) $1,250 for each Board meeting attended and (c) $1,250 for each committee meeting attended, except that each member of the Audit Committee received $1,500 for each meeting of the Audit Committee attended. The Chair of the Audit Committee received an additional fee of $12,500 per year, and the Presiding Director and Chairs of the Compensation and Governance Committees each received an additional fee of $8,000 per year. For 2008, the Board set the annual cash retainer at $50,000.

Stock Compensation Paid to Non-employee Directors

Each non-employee director is entitled to receive shares of our common stock quarterly under our Non-Employee Director Stock Plan. We also will issue the same number of shares of our common stock to any non-employee director whose services are terminated during a quarter as a result of death or disability.

The Governance Committee regularly reviews the non-employee directors' compensation program with the assistance of independent consultants. This review was most recently performed in 2007. Based on this review, beginning in 2007, the independent directors decided to reduce the quarterly share payments to each non-employee director to an amount equivalent to $30,000 of our common stock, rounded to the nearest whole share, as determined based on the closing price of our common stock on the last business day of each calendar quarter. Prior to the change in 2007, each non-employee director received a quarterly share payment of 1,000 shares of our common stock.

Nonqualified Deferred Compensation for Non-employee Directors

Each non-employee director may elect to defer receipt of all or part of his or her director's compensation (whether payable in cash or stock) under an unfunded deferred compensation plan maintained on their behalf. Any deferred stock is credited with additional shares (referred to as "dividend equivalents") in respect of each dividend paid by the Company. All deferred stock compensation and any related dividend equivalents are payable in stock at the time distributable in accordance with the terms of the plan. The deferred compensation plan also permits each non-employee director to direct the investment of any deferred cash compensation into either an interest bearing account or a phantom stock fund, which constitutes a notional investment in our common stock. Amounts credited to the phantom stock fund are further credited or debited over time depending on the performance of our common stock and also are credited with dividend equivalents in respect of each dividend paid by the Company. All deferred cash compensation and any related dividend equivalents are payable in cash at the time distributable in accordance with the terms of the plan.

Non-employee Director Stock Ownership Requirements

Members of your Board are expected to own a significant equity interest in the Company in accordance with our stock ownership guidelines. Under our stock ownership guidelines, non-employee directors must hold six times their annual cash retainer in our common stock. Directors are ordinarily expected to meet or exceed these guidelines within two years following election to your Board. Based on its review, the Governance Committee has determined that, as of February 1, 2008, all non-employee directors were in compliance with the requirements of our stock ownership guidelines.

2007 Director Compensation Table

The following table describes the compensation arrangements with our non-employee directors for the 2007 fiscal year.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) [1]	Option Awards ($) [2]	Change in Pension Value and Nonqualified Deferred Compensation Earnings [3]	Total ($)
H. Furlong Baldwin	$63,000	$119,958	$0	$1,909	$184,867
Eleanor Baum	$73,250	$119,958	$0	$ 0	$193,208
Cyrus F. Freidheim, Jr.	$69,250	$119,958	$0	$1,693	$190,901
Julia L. Johnson	$71,750	$119,958	$0	$3,162	$194,870
Ted J. Kleisner	$61,750	$119,958	$0	$ 0	$181,708
Steven H. Rice	$65,750	$119,958	$0	$ 0	$185,708
Gunnar E. Sarsten	$62,500	$119,958	$0	$ 0	$182,458
Michael H. Sutton	$77,000	$119,958	$0	$ 0	$196,958

1) The amounts in this column are the amounts of compensation cost recognized by us for financial statement purposes in accordance with Statement of Financial Accounting Standards No. 123R for the year ended December 31, 2007. The grant date fair values for the quarterly stock awards were $49.14, $51.74, $52.26 and $63.61 for the March 31, June 30, September 30 and December 31, 2007 grants, respectively. See Note 10 to the Company's consolidated financial statements for the year ended December 31, 2007 included in the Company's Annual Report on Form 10-K filed with the SEC on February 27, 2008 for additional information.

As of December 31, 2007, the following directors were credited with the following number of vested shares under an unfunded deferred compensation plan, including any additional shares of our common stock credited as a result of reinvestment of dividends: Mr. Baldwin, 9,525; Mr. Freidheim, 12,733; Ms. Johnson, 9,525; Mr. Kleisner, 11,220; Mr. Rice, 15,993; and Mr. Sutton, 11,129.

As of December 31, 2007, the following directors had restricted shares of our common stock, including any additional shares of our common stock credited as a result of reinvestment of dividends: Dr. Baum, 1,000; Mr. Rice, 1,294; and Mr. Sarsten, 1,000.

2) Between 1999 and 2001, we granted stock options to our non-employee directors. In connection with these stock option grants, Mr. Sarsten held the following unexercised options as of December 31, 2007, all of which were exercisable as of December 31, 2007: an option to purchase 3,000 shares with an exercise price of $33.5625 per share that expires on September 2, 2009, and an option to purchase 20,000 shares with an exercise price of $42.3125 per share that expires on December 7, 2010.

3) The amounts in this column reflect any above-market interest attributed to unfunded deferred compensation. The amounts equal the amount of the actual interest earned on the deferred compensation to the extent the rate exceeded 120% of the applicable federal long-term rate, with compounding as prescribed under section 1274(d) of the United States Internal Revenue Code of 1986, as amended, and calculated using a rate that corresponds to the rate specified by the deferred compensation plan.

The amounts in this column do not include any compensation attributed to any change in the actuarial present value of any pension plan because the non-employee directors do not participate in any of our pension plans.

The following discussion and analysis contains statements regarding individual and Company performance objectives, factors and targets. These objectives, factors and targets are disclosed in the limited context of our compensation programs and should not be understood to be statements of management's expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

Following is a brief overview of the "Compensation Discussion and Analysis" section below.

- Our executive compensation program provides that a portion of our executive officers' overall compensation is considered at-risk and is linked directly to the Company's performance and stockholder returns;
- We encourage a pay-for-performance environment by linking short-term and long-term incentive-based compensation to the achievement of measurable business performance objectives;
- We use equity-based compensation as a means to align the interests of our executives with those of our stockholders;
- We use a compensation consultant to compare our executive compensation to other companies in our peer group to ensure that our salary structure and total compensation continue to be competitive;
- We provide our executive officers with the following types of compensation: salary, annual cash incentives and equity-based long-term incentives;
- Our executives participate in the same group benefit programs available to all employees. We maintain both tax-qualified retirement plans and, for some of our executives, non-qualified supplemental retirement plans;
- We provide our executive officers with a limited number of personal benefits;
- We will provide certain payments and benefits to our executive officers under certain change in control and termination conditions;
- We entered into a new employment agreement with our Chief Executive Officer in 2007;
- We do not backdate or reprice equity awards. We do not time our equity award grants based on the release of material non-public information;
- We believe our executive compensation program achieves the program's objective in a reasonable and efficient manner; and
- Company performance for fiscal year 2007 resulted in short-term incentive compensation payouts near their target amounts.

Overall Philosophy and Objectives of Our Compensation Programs

In General

Our executive officer compensation program is directed by the Compensation Committee. The Compensation Committee determines compensation based upon our overall compensation philosophy, which is comprised of the following key objectives and principles:

- Create a strong link between executive compensation and total return to our stockholders to support the creation of long-term stockholder value;

- Attract and retain key executives critical to our success. A highly qualified and skilled workforce can differentiate us and provide a competitive advantage in the marketplace;
- Offer performance-based compensation that is competitive at the target level with that offered by companies that compete with us for talented executives, with increased compensation opportunities for a higher level of performance; and
- Maintain a balanced relationship among the compensation of our executive officers, taking into account the duties and responsibilities of each executive position.

A key element of our compensation philosophy is pay-for-performance. Pay-for-performance means that we tie each executive officer's compensation to the achievement of financial and other goals of the Company and the executive officer's contributions to the accomplishment of those goals. As a result of this emphasis on pay-for-performance, a high percentage of our executive officers' compensation is not fixed and, therefore, is "at-risk."

Performance-based Compensation

Compensation is considered "at-risk" where the payment amounts vary based on the achievement of performance criteria or are subject to stock price changes or service requirements. In addition to their fixed salary, our executive officers receive annual incentive compensation and long-term incentive compensation, both of which are at-risk. The amount of annual and long-term incentive compensation opportunities relative to salary of our executive officers is designed to reflect our view that, as the level of an executive officer's responsibility increases, the percentage of his or her compensation that is at risk and tied to the Company's or the individual's performance generally also should increase. This view is reflected in the compensation of our "Named Executive Officers," by which we mean our Chief Executive Officer (the "CEO"), Chief Financial Officer (the "CFO"), and our other most highly paid executive officers named in the Summary Compensation Table below (collectively, the "Named Executive Officers").

The following table shows a comparison of the 2007 salary, annual and long-term incentive compensation for our currently employed Named Executive Officers. The at-risk compensation includes the annual incentives (non-equity incentive plan compensation and any bonus) and the grant date fair value of the long-term incentive grants that vest in 2007.

		At-Risk Compensation	
Name	**Salary**	**Annual Incentive**	**Long-Term Incentive**
Paul J. Evanson	10%	13%	77%
Philip L. Goulding	20%	17%	63%
David E. Flitman	43%	18%	39%
David M. Feinberg	46%	26%	28%
Edward Dudzinski	42%	23%	35%
Thomas R. Gardner	38%	18%	44%

As illustrated in the table above, the 2007 compensation of our Named Executive Officers was performance-based with a substantial portion of their compensation considered "at-risk." To further emphasize our pay-for-performance compensation philosophy, the Company adopted a formal performance-based equity compensation policy in 2007. The Named Executive Officers participate in an annual incentive plan that provides cash compensation based on the achievement of performance objectives. The new policy requires that a significant portion of future equity compensation granted to our executive officers also will be performance-based. The Company's performance-based compensation policy is described in greater detail below under the heading "Executive Compensation Related Policies and Practices – Performance-based Compensation."

Role of Compensation Committee in the Compensation Process

The Compensation Committee oversees the Company's compensation programs and policies relating to executive officers. The Compensation Committee also administers incentive compensation plans, evaluates the CEO's performance and reviews executive management succession planning and development. The Compensation Committee submits its recommendations regarding compensation, employment agreements, severance agreements and termination payments for the CEO and the CFO to the independent directors of your Board for approval. The Compensation Committee also approves the compensation, employment agreements, severance agreements and termination payments for the other executive officers. As described below, when making compensation decisions, the Compensation Committee considers input from its compensation consultant and, as applicable, our CEO.

Role of Consultants

Consistent with NYSE rules, the Compensation Committee has the authority under its charter to engage outside advisors to assist in carrying out its responsibilities. Accordingly, the Compensation Committee has hired consultants to provide independent advice and analysis on executive officer compensation matters and to perform specific tasks as requested by the Compensation Committee. The consultants are retained by and report directly to the Compensation Committee, which approves the scope of work.

One significant responsibility of the consultants is to analyze information about the compensation practices at companies with whom the Company competes for talented executives. The consultants then present their findings and views to the Compensation Committee for its consideration in setting executive officer compensation. The consultants attend certain meetings of the independent directors and the Compensation Committee at the request of the independent directors or the Compensation Committee.

In February 2007, Towers Perrin provided information relating to certain executive compensation matters including the pool of companies used in the Compensation Committee's annual review of executive compensation as more fully discussed in the "Peer Group and Benchmarking" section below. In addition, as further described below under "CEO 2007 Employment Agreement," Mercer provided benchmarking data in 2007 for chief executive officer positions specifically for consideration by the independent directors and the Compensation Committee in negotiating a new employment agreement with Mr. Evanson, our CEO. In July 2007, after considering several different firms, the Compensation Committee engaged Hewitt Associates to serve as its new consultant with respect to executive compensation. The engagement of Hewitt Associates reflects the Compensation Committee's belief that a change in advisors provides a fresh perspective and new insights to the Compensation Committee's deliberations. Hewitt Associates did not provide any other consulting services to the Company or to management in 2007.

Role of Executive Officers in the Compensation Process

Our CEO assists the Compensation Committee in reaching compensation decisions with respect to the executive officers. Our CEO discusses his own performance and his performance assessment of each executive officer with the Compensation Committee and, within the framework of the compensation programs approved by your Board or Compensation Committee, the CEO provides the Compensation Committee with specific recommendations on base salary, annual incentives and long-term incentives for each executive officer (other than himself). The CEO also reviews and recommends performance metrics used in short-term and long-term incentive plans. While the Compensation Committee gives appropriate consideration to the CEO's observations, the ultimate decisions or recommendations to your Board regarding executive officer compensation are made by the independent directors of your Board or the Compensation Committee, as applicable. The independent directors, after considering the recommendations of the Compensation Committee, determine the compensation of our CEO. Other than discussing his performance with the Compensation Committee and the independent directors, the CEO does not participate in the decisions relating to his own level of compensation. The other

Named Executive Officers similarly do not play a role in their own compensation determination, other than discussing their own individual performance objectives with the CEO. The Board has delegated authority to the CEO to establish the compensation of other senior executives whose compensation is not determined by the Compensation Committee or the independent directors of the Board.

As directed by the Compensation Committee, our Vice President of Human Resources and human resources personnel also support the Compensation Committee in its work, including providing Company-specific data and information. In addition, the consultants work from time to time with the CEO, certain other executive officers and human resources personnel, at the request of the Compensation Committee, in formulating materials and proposals for consideration by the Compensation Committee. Although the consultants may share with the appropriate executive officers and human resources personnel information regarding trends, peer group analysis and other matters relating to the Company's executive compensation programs, the consultants report their findings to the Compensation Committee rather than management. The CEO and certain other executive officers generally participate in the early stages of the design and evaluation of compensation programs and policies. Executive officers participate in the process primarily because many of the compensation programs and policies apply to numerous employees, not just the executive officers, and those officers have an interest in ensuring that those programs and policies provide incentives for employees to excel in their daily responsibilities in order to produce outstanding financial and operating results for the Company. Certain executive officers therefore have discussed design changes to compensation programs and policies applicable to the Named Executive Officers with the Compensation Committee.

Peer Group and Benchmarking

To ensure that our compensation structure and total compensation are competitive and aligned with our compensation philosophy and objectives, on an annual basis the Compensation Committee compares the compensation program for our Named Executive Officers to programs of companies in our compensation peer group. The companies included in the peer group were approved by the Compensation Committee based on the recommendations of our independent compensation consultants. Information regarding compensation practices at these companies was provided to us by our independent compensation consultants.

In connection with the Compensation Committee's annual review conducted in February 2007, our peer group included the following 20 energy sector companies:

Ameren Corporation	Exelon Corporation	Public Service of New Mexico Resources (PNM)
American Electric Power Company, Inc.	FirstEnergy Corporation	Pennsylvania Power & Light Company (PPL)
Centerpoint Energy, Inc.	FPL Group, Inc.	Public Service Enterprise Group, Inc. (PSE&G)
Constellation Energy Group, Inc.	Mirant Corporation	Puget Energy, Inc.
Dominion Resources, Inc.	Oklahoma Gas and Electric Energy Corporation (OGE)	Sempra Energy
E-ON US	Pepco Holdings, Inc.	TXU Corporation
Entergy Corporation	Pinnacle West Capital Corporation	

In addition, in connection with the subsequent negotiation of a new employment agreement with our CEO, the above peer group was revised to include KeySpan Corporation and to exclude E-ON US, Oklahoma Gas and Electric Energy Corporation (OGE) and Public Service of New Mexico Resources (PNM) based on recommendations from our compensation consultant. The Company's peer group was revised based on merger and acquisition activity and the unavailability of certain peer group companies in the compensation consultant's database.

The Company is an energy business that owns and operates electric generation facilities and delivers electric services to customers in four states. This complex nature of our operations was taken into consideration when developing our peer group by including similarly structured companies. Because the median revenues of the peer group companies were higher than our 2006 revenues, the compensation data of the peer group was adjusted to reflect the revenues of our Company. This adjusted data, along with the actual compensation data for our peer group, was considered when determining the compensation of our Named Executive Officers for 2007.

The Compensation Committee compared the compensation of each of our Named Executive Officers to the compensation paid by peer group companies to executives with comparable duties and responsibilities. The Compensation Committee considered the compensation of the peer group companies to determine the competitiveness of our total compensation and its various elements. In reaching its decisions, the Compensation Committee generally focuses on the median of the actual compensation of the peer group, but does not target the peer group median or a specific percentile for the Named Executive Officers. Accordingly, we ultimately provided compensation to our executive officers that varied from the amounts paid by the peer group median in light of the executive officer's existing employment arrangements, individual performance, level of responsibility, tenure, internal pay equity between the executive officers, our overall performance and/or business unit performance and the need to attract specific candidates. Because compensation for our Named Executive Officers is set by reference to executives with comparable duties and responsibilities at the peer group companies and the other factors listed above, there are significant differences in the amount of compensation between the Named Executive Officers.

The base salary and total cash compensation for our currently employed Named Executive Officers are, in the aggregate, below the comparable median compensation of our peer group. The total direct compensation for Mr. Evanson is 17% above the median of the actual compensation of our peer group and the total direct compensation is, on average, 22% below the median of the actual compensation of our peer group for all other currently employed Named Executive Officers.

Review of Total Compensation

In determining 2007 compensation, the Compensation Committee reviewed a comprehensive summary of all components of each Named Executive Officer's compensation, including base salary, annual incentive awards, equity compensation and other personal benefits. This review was performed primarily to enable the Compensation Committee to fully consider the total compensation opportunity for each Named Executive Officer. Based on this review, your Board and Compensation Committee, as applicable, confirmed that the total compensation provided in 2007 was reasonable and that there were no unintended disparities in compensation among the executive officers.

In connection with this review, the Compensation Committee considered compensation realized or potentially realizable from prior compensation awards (including equity awards). Accordingly, the Compensation Committee and the Board, as applicable, considered current compensation and amounts realizable from prior compensation for the Named Executive Officers when determining 2007 compensation for the Named Executive Officers. Although the Compensation Committee considered the compensation previously paid to the Named Executive Officers, the Compensation Committee did not make its compensation decisions for 2007 based on the value of past compensation. This reflects the Compensation Committee's views that an executive officer's compensation should reflect primarily his or her performance and the market value of the executive officer's services (rather than the value of past compensation) in order to enable the Company to attract and retain talented executives.

Overview of Compensation Elements

To achieve the objectives of our compensation program and to be competitive with our peer group, we provide a compensation program that includes both short-term and long-term compensation in the form of both cash and non-cash compensation. We believe that it is necessary to provide a competitive compensation program to motivate, retain and reward executives in achieving financial results that are aligned with our stockholders' best interests.

The compensation program for our Named Executive Officers consists of the following components:

- base salary;
- annual incentives;
- long-term incentives; and
- other benefits.

Base salary and annual incentive awards under our Annual Incentive Plan (the "Annual Plan") comprise the short-term components of our compensation program and are paid in cash. Stock options under the Allegheny Energy 1998 Long-Term Incentive Plan (the "Long-Term Plan") and stock units comprised the long-term components of our compensation program prior to 2008 and are payable in Company equity.

Mix of Compensation Elements

The short-term components of our compensation program are designed to reward annual achievements and reflect the executive officer's scope of responsibilities, demonstrated leadership abilities, and management experience and effectiveness. The long-term components of our compensation program are designed to motivate, retain and reward talented executives in achieving long-term financial results that are aligned with our stockholders' best interests. In determining the 2007 compensation of the Named Executive Officers, the Company considered the compensation elements individually and as a whole in relation to various factors, including the compensation elements offered by our peer group, existing employment arrangements, individual performance, level of responsibility, internal pay equity between the executive officers and the need to attract specific candidates. Similar factors were considered in the past when we entered into employment agreements and offer letters with our Named Executive Officers. We generally do not adhere to specific formulas or target specific ratios in determining the mix of compensation elements. The total compensation mix for our Named Executive Officers in the aggregate for 2007 was generally consistent with our peer group. Compared to other chief executive officers in our peer group, in 2007 Mr. Evanson received proportionally more of his total compensation from performance-based components than nonperformance-based components and more from equity-based compensation than cash-based compensation.

For Messrs. Evanson, Dudzinski, Gardner, Goulding and Richardson, allocation among the different types of long-term incentives (stock options and stock units) for 2007 was determined in 2003 and 2004 when we entered into their original employment offers and when we were experiencing severe business, financial and accounting difficulties. The current allocation among the different types of long-term incentives was determined in 2006 for Messrs. Feinberg and Flitman in connection with their promotions to their current positions.

The Compensation Committee regularly reviews our compensation philosophy and mix of compensation elements. This review was most recently performed at the Compensation Committee meetings in late 2007 and early 2008, and based on this review, the Compensation Committee decided to further encourage a "pay-for-performance" culture by incorporating performance shares (which are tied to the Company's achievement of performance objectives) into the mix of compensation elements. Beginning in 2008, the Company has changed the mix of long-term incentive awards from stock options and stock units to approximately 50% performance shares and approximately 50% stock options, based on the results of a Hewitt Associates compensation study and emerging long-term incentive trends among our peer companies, which are incorporating more performance shares into their mix of compensation elements. This mix of long-term incentive awards supports the overall philosophy and objectives of our compensation program as described above.

Compensation Elements for Named Executive Officers

The following discusses each of the respective compensation elements as applied to our Named Executive Officers.

Base Salary

Base salaries are typically reviewed annually and adjusted to take into account individual performance, promotions, level of responsibility and competitive compensation levels. In considering base salary levels, the Company gives most weight to the peer group data discussed above and the performance of each executive officer. Also taken into consideration are both our financial results and condition and our operating performance, including such factors as safety and customer satisfaction.

Typically, our goal is to have base salaries that are generally consistent with the median of our peer group. In 2007, the base salaries for Messrs. Dudzinski, Feinberg and Flitman were increased by $10,000, $35,000 and $45,000, respectively, to bring them closer to the peer group median and to reflect their respective performance and increased responsibilities, including the promotions of Messrs. Feinberg and Flitman to their current positions in 2006. Mr. Evanson's 2007 annual base salary was increased by $26,900 on June 16, 2007 in accordance with his employment agreement.

As of December 2007, the base salary for Mr. Evanson was 1% below the median of the actual salaries of our peer group. For all other currently employed Named Executive Officers, their base salaries were on average 13% below the median of the actual salaries of our peer group.

Annual Incentives

Under our Annual Plan, we provide award opportunities as an incentive to achieve Company objectives. For 2007, the performance objectives included "Corporate Objectives" (Company-wide goals), and "Key Performance Factors" reflecting measurable corporate and business unit targets and goals. The Key Performance Factors differ for the respective executives since those objectives are based on the Named Executive Officers' specific areas of responsibility.

The Annual Plan is designed to motivate executive officers to achieve our annual financial and operational performance objectives and to reward those executive officers whose contributions support the achievement of those objectives. The program reflects the Company's compensation philosophy by linking executive awards directly to annual performance results on key corporate and business unit objectives. For each of the past four years, we have achieved performance in excess of the target incentive level under the Annual Plan but we have not achieved the maximum incentive level.

For 2007, the target award for each Named Executive Officer was comparable to our peer group and ranged from 45% to 100% of base salary; the Named Executive Officers could earn from zero to 200% of their target award. In setting the target award percentages, the Compensation Committee considers the compensation targets of the peer group, the executive officer's existing employment arrangements, level of responsibility, internal pay equity between the executive officers and the need to attract specific candidates. As explained more fully below, the 2007 actual award percentages under the Annual Plan ranged from 41% to 127% of base salary for the Named Executive Officers.

As a general principle, the Compensation Committee seeks to set performance targets that are challenging yet achievable: that is, they should be set at levels that represent excellent performance, superior to the results of typical companies in the Company's industry. The Compensation Committee generally tries to set targets in the top quartile of relevant competitive performance, based on internal reviews of publicly-available information and benchmarks provided by consultants and industry associations.

At the beginning of 2007, after taking into consideration recommendations from the CEO, the Compensation Committee established Corporate Objectives and Key Performance Factors and weightings as further described in Table 1 and Table 2 below. The CEO participates in the early stages of the development of the compensation objectives primarily because these objectives apply to various employees, not just the executive officers, and the CEO has an interest in ensuring that the objectives will provide direction for employees to excel in their daily responsibilities in order to produce outstanding financial and operating results for the Company.

The Corporate Objectives were selected because they represent significant milestones tied to restoring our financial stability, supporting future growth strategies, and enhancing the total return to stockholders. The Key Performance Factors were selected because they involve key financial and operational objectives that are integral to measuring the performance of the Company. The Key Performance Factors generally were set considering top quartile performance in the electric utility industry and the Company's performance with respect to those factors in 2006. The weighting between the Corporate Objectives and the Key Performance Factors for each Named Executive Officer is based primarily on the impact that the Named Executive Officer is expected to have on determining the results.

In addition to the Corporate Objectives and Key Performance Factors, to satisfy the requirements for deductibility under Section 162(m) of the Internal Revenue Code (the "Code"), your Board and Compensation Committee set a performance threshold for 2007 of $100 million of adjusted net income. No award would be paid if this threshold was not achieved in 2007, regardless of the achievement of any other objectives. If the performance threshold is achieved, the Named Executive Officers are entitled to receive a maximum of 200% of their target award under the Annual Plan. This adjusted net income goal was met for 2007.

Table 1 below provides information regarding the annual incentive weightings applied to the 2007 Corporate Objectives and Key Performance Factors for each Named Executive Officer.

Table 1 – Weightings Applied to 2007 Corporate Objectives and Key Performance Factors

		Key Performance Factors		
Named Executive Officer	**Corporate Objectives**	**Corporate**	**Allegheny Power**	**Generation & Marketing**
Paul J. Evanson, Philip L. Goulding, David M. Feinberg, Edward Dudzinski and Thomas R. Gardner	50%	50%		
David E. Flitman	20%	20%	60%	
Joseph H. Richardson	20%	20%		60%

Table 2 below provides additional information regarding the nature of the Corporate Objectives and Key Performance Factors for 2007 and the percentage of the total potential award allocated to each of the objectives.

Table 2 – 2007 Financial and Operational Objectives

Corporate Objectives/Weighting

	Corporate
Financial	25%
• Achieve investment grade rating.	
Electric transmission projects	25%
• Make state regulatory filings related to siting, and secure approval in one state.	
• File a transmission rate case with the Federal Energy Regulatory Commission (FERC) and begin incentive rate recovery.	
Power station scrubber installations	25%
• Stay on schedule and cost to achieve a 2009 in-service date.	
• Obtain public service commission approval to securitize at least $450 million of scrubber costs relating to the Company's Fort Martin power station and complete the related financing.	
Regulatory	25%
• Obtain approval for a ramp-up plan for the Company's Maryland residential customers.	
• Obtain approval for a fuel clause with a base rate adjustment in West Virginia.	
• Positively resolve regulatory issues in Virginia.	

Key Performance Factors/Weighting

	Corporate	Allegheny Power	Generation & Marketing
Adjusted net income [1]	25%	—	—
Power station availability [2]	25%	—	25%
O&M expense [3]	25%	25%	25%
Customer service unavailability [4]	25%	25%	—
Adjusted earnings before income taxes (EBIT) [5]	—	25%	25%
OSHA recordable incident rate [6]	—	25%	25%

In determining the actual award for each Named Executive Officer, at its February 2008 meeting the Compensation Committee first assessed the actual results for each objective shown in Table 2 and assigned a level of achievement from zero to 200%. If a Key Performance Factor is achieved, that factor will be assessed 100%. The Compensation Committee or the independent directors, as applicable, have discretion in determining the level of achievement for each Key Performance Factor between zero and 100% if the target is not achieved and between 100% and 200% if the target is exceeded. The Compensation Committee and the independent directors also have discretion in determining the level of achievement of each Corporate Objective between zero and 200%. In assessing performance against the objectives, the Company considered actual results against the specific deliverables associated with each objective, the extent to which the objective was a significant goal for the Company, the expected difficulty of achieving the objective, and whether any significant unforeseen obstacles or favorable circumstances altered the expected difficulty of achieving the objective. The actual results for each Corporate Objective and Key Performance Factor are shown below.

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1 Adjusted net income means the consolidated net income of Allegheny Energy, Inc. and its subsidiaries, as determined in accordance with generally accepted accounting principles (GAAP), adjusted to exclude the impact on net income of any changes in accounting principles, extraordinary items, non-recurring charges or gains, discontinued operations, regulatory and/or legislative changes, labor union disruptions and acts of God, such as hurricanes.

2 Power station availability is the percentage of time that our super-critical power plants were available to generate power during 2007. The super-critical power plants include approximately 80% of our coal-fired power plants.

3 The O&M expense goal includes the expenses of non-fuel operations and maintenance, including general and administration expenses, as determined in accordance with GAAP. For Allegheny Power and Generation & Marketing, only their respective expenses were taken into account.

[4] The customer service unavailability goal is the number of minutes the average customer was without power during 2007, excluding major events as defined by state reliability reporting requirements.

[5] The EBIT goal includes the adjusted earnings before interest and taxes. For Allegheny Power and Generation & Marketing, only their respective adjusted EBIT was taken into account.

[6] The rate includes the incidents recordable under regulations of the U.S. Occupational Heath and Safety Administration ("OSHA") for 2007. For Allegheny Power and Generation & Marketing, only their respective OSHA recordable incident rate was taken into account.

Table 3 – 2007 Financial and Operational Objectives Level of Achievement

Corporate Objectives/Results

	Actual
Financial	Achieved
Electric transmission projects	Achieved
Power station scrubber installations	Achieved
Regulatory	Achieved in part

Key Performance Factors/Target and Results

	Corporate		Allegheny Power		Generation & Marketing	
	Target	*Actual*	*Target*	*Actual*	*Target*	*Actual*
Adjusted net income (millions)	$371.8	$384.8	—		—	
Power station availability	85%	83.2%	—		85%	83.2%
O&M expense (millions)	$694.3	$687.0	$253.9	$256.4	$275.1	$276.7
Customer service unavailability (minutes)	200	282	200	282	—	
Adjusted earnings before income taxes (EBIT) (millions)	—		$315.1	$270.0	$548.4	$590.2
OSHA recordable incident rate	—		2.40	1.96	1.75	1.86

The level of achievement for each objective was then multiplied by the applicable weighting in Table 2 to determine the final performance result for each objective. The overall performance result for the Corporate Objectives and the applicable Key Performance Factors was then multiplied by the weightings in Table 1 to obtain an overall award percentage for each executive. The preliminary annual incentive award was then determined by multiplying the target award shown in Table 4 below by the overall award percentage from the evaluation of the objectives as illustrated below:

Annual Incentive Award = Target Award × Overall Award Percentage

When determining the final awards for each Named Executive Officer, the Compensation Committee also considered their individual performance, including their contributions to achieving the pre-established 2007 objectives described above and performance that was not specifically measured through the objectives, and adjusted the final awards accordingly. The Company uses this aspect of the executive compensation program in particular to reinforce performance expectations with respect to attributes that cannot readily be quantified. The Compensation Committee evaluated each Named Executive Officer's performance taking into account input from the CEO. For the CEO and CFO, the Compensation Committee submitted its recommendations regarding their performance to the independent directors, who determined their actual awards. Accordingly, the 2007 annual incentive awards for Messrs. Evanson and Goulding were increased by approximately 14% and 6%, respectively, based on their individual performances. The independent directors of your Board increased Mr. Evanson's award based on, among other things, high customer satisfaction and progress on projects to expand our electric transmission system. The independent directors of your Board increased Mr. Goulding's award based on, among other things, his contributions to the Company achieving investment grade credit status.

Taking into account the analysis discussed above, the 2007 annual incentive awards for our currently employed Named Executive Officers are set forth below in Table 4. The annual incentive awards are also shown in the Summary Compensation Table below under the column headed "Non-Equity Incentive Plan Compensation" to the extent directly attributable to meeting the performance objectives, and in the column headed "Bonus" to the extent awards were increased based on individual performance, including performance not specifically measured through the objectives under the Annual Plan.

Table 4 – 2007 Annual Incentive Target and Awards

Named Executive Officer	2007 Target Award	Target Award as a Percentage of Salary	2007 Actual Award	2007 Actual Award as a Percentage of Target
Paul J. Evanson	$1,020,900	100%	$1,300,000	127%
Philip L. Goulding	$ 337,500	75%	$ 400,000	119%
David E. Flitman	$ 166,010	50%	$ 135,000	81%
David M. Feinberg	$ 162,452	50%	$ 185,000	114%
Edward Dudzinski	$ 161,058	50%	$ 180,000	112%
Thomas R. Gardner	$ 135,000	45%	$ 145,000	107%

Long-Term Incentive Grants

The Company did not make any long-term incentive grants to the Named Executive Officers in 2007. The grant date fair value of the prior long-term incentive grants that vest in 2007, which are described below, accounted for approximately 77% of total compensation for our CEO and approximately 42% of total compensation, on average, for all other currently employed Named Executive Officers. This is consistent with our peer group, with the exception of the compensation of our CEO, who received proportionally more of his total compensation in long-term incentives.

Long-term incentives are made available to executives and key management employees who can significantly affect the long-term success of the Company. The Company believes that long-term incentive compensation is an important component of our program because it has the effect of attracting and retaining talented executives, aligning executives' financial interests with the interests of stockholders, and rewarding the achievement of our long-term strategic goals.

Stock Options

The employment agreements and offer letters with our Named Executive Officers contemplate long-term incentive awards, including stock option grants under our Long-Term Plan. The number of stock options varied by individual based on the applicable employment agreement or offer letter. The stock options granted to the Named Executive Officers have an exercise price equal to the market price of our common stock at the date of their grant and a term of 10 years, and become exercisable in either two, three or five equal annual installments.

For Messrs. Evanson, Dudzinski, Gardner, Goulding and Richardson, grants were made in connection with our original employment offers in 2003 and 2004 to induce them to accept employment when we were experiencing severe business, financial and accounting difficulties. Stock option grants also were awarded to Messrs. Feinberg and Flitman in connection with their original employment offers and subsequent promotions in 2006. No additional stock options were issued to the Named Executive Officers in 2007.

Stock options correlate well with stockholder interests because they gain value only to the extent that the stock price increases above the exercise price. Stock options also provide a significant incentive to employees by providing an opportunity for a larger stock ownership stake in the Company.

Stock Units

For Messrs. Evanson, Dudzinski, Goulding and Richardson, stock unit grants were made in connection with our original employment offers in 2003 and 2004 to induce them to accept employment when we were experiencing severe business, financial and accounting difficulties. The number of stock units varied by individual based on the applicable employment arrangement. Each stock unit represents one share of our common stock. Stock units convert into shares of our common stock if the Named Executive Officer continues to be employed by us when the stock units vest. These stock units were issued under our Stock Unit Plan and vest in equal installments over a five-year period.

No stock units have been issued since 2004, and we presently do not expect to issue any additional stock units in 2008.

Long-Term Incentive Changes for 2008

Beginning in 2008, to further emphasize our pay-for-performance philosophy, the Company has changed the mix of long-term incentive awards from awards of stock units and stock options to a mix consisting of approximately 50% performance shares and 50% stock options. In addition, as further described below under "Executive Compensation Related Policies and Practices – Performance-based Compensation," your Board has adopted a policy to require that a significant portion of future equity compensation granted to the Company's executive officers be "performance-based." We presently expect to award additional equity grants on an annual basis to the Named Executive Officers. Previously, in lieu of providing annual equity grants, one-time equity grants were made to our executive officers to cover a two to five year period.

Accordingly, at the February 2008 Compensation Committee and Board meetings, the Company granted the performance-based equity compensation shown below. The grants of performance shares are subject to stockholder approval of our New Long-Term Plan at the Company's May 2008 annual meeting of stockholders.

2008 Annual Long-Term Incentive Compensation

Name	Stock Options	Performance Shares
Paul J. Evanson	266,498	78,271
Philip L. Goulding	24,985	7,338
David E. Flitman	15,467	4,543
David M. Feinberg	16,498	4,846
Edward Dudzinski	10,470	3,075
Thomas R. Gardner	9,518	2,796

The 2008 performance shares will be paid in stock, with 50% of these shares linked to the three-year total stockholder return as compared to a peer index and the remaining 50% of these shares linked to the three-year average results under the Company's annual incentive plan. The total stockholder return will be determined by dividing the change in the Company's stock price (including any dividends) by the beginning stock price as illustrated below:

$$\text{Total Stockholder Return} = \frac{\text{Change in Stock Price} + \text{Dividends Paid}}{\text{Beginning Stock Price}}$$

For the performance shares that are linked to the total stockholder return, the percent of target award earned is tied to the Company's total stockholder return as compared to the peer index. As illustrated below, the percent of target award earned can vary from zero to 250%, depending on the Company's performance.

Payout for Performance Shares linked to Total Stockholder Return

Company's Percentile of 3-year Total Stockholder Return vs. the Peer Index	% of Target Award Earned
90th	250%
70th	175%
50th	100%
25th	50%
Below 25th	0%

For the performance shares that are linked to the Company's annual incentive plan, awards will be earned at the same percentage of target as the average of the Corporate Objectives and Corporate Key Performance Factors results over a three-year period. The performance criteria used to determine the awards will be the 2008 – 2010 Corporate Objectives and Corporate Key Performance Factors. The 2008 Corporate Objectives relate to regulatory issues, electric transmission projects, power station scrubber installations and generation matters. The 2008 Corporate Key Performance Factors are adjusted net income, power station availability, O&M expense and customer service unavailability. The Corporate Objectives and Corporate Key Performance Factors for 2009 and 2010 have not been established.

In addition, for the performance shares linked to the annual incentive plan, to satisfy the requirements for deductibility under Section 162(m) of the Code, the independent directors of your Board set a performance formula for any 2008 grants at 0.5% of the Company's 3-year cumulative total adjusted earnings before interest, taxes, depreciation, and amortization ("Adjusted EBITDA") for 2008-2010. Accordingly, the aggregate value of all awards earned cannot exceed 0.5% of the Company's Adjusted EBITDA, regardless of the level of achievement of the Corporate Objectives and Corporate Key Performance Factors.

The New Long-Term Plan replaces the existing Long-Term Plan that expires in 2008. The New Long-Term Plan is discussed in detail beginning on page 50 of this proxy statement.

Other Benefits

As part of our overall compensation package, we offer benefits to all of our employees. These benefits are comparable to those typically offered by companies of similar size to us, and include medical and disability benefits, life insurance, tax-qualified retirement benefits, and matching contributions to a tax-qualified savings plan. These benefits are generally available to the Named Executive Officers on the same basis as for other employees. The limited number of additional benefits that we provide to our Named Executive Officers as part of the total compensation package are discussed below. We report the compensation associated with these programs as required in the "All Other Compensation" column of the Summary Compensation Table.

The Compensation Committee regularly reviews the benefits provided by the Company to ensure that they are efficient and effective uses of the Company's resources. The Compensation Committee decided to provide these benefits because they are generally consistent in form and amount to those offered to executives at similar levels at companies with whom we compete for talented executives and these benefits advance our business objectives.

Supplemental Executive Retirement Plan

We offer a Supplemental Executive Retirement Plan (the "Supplemental Plan") to the Named Executive Officers and other senior executives. The amount of compensation that can be taken into account under our tax-qualified retirement plan (the "Retirement Plan") was limited under the Code to $225,000 for 2007, and the Code also places limits on the total amount of benefits that can be provided under the Retirement Plan. The Retirement Plan benefits provided to the Named Executive Officers generally constitute a smaller percentage of final pay than is typically the case for other Company employees. The Supplemental Plan provides a payment to restore benefits to a level they otherwise would have been were it not for these compensation and benefit limits established by federal tax law.

All Named Executive Officers, except Mr. Evanson, are participants in the Supplemental Plan. In lieu of benefits under the Supplemental Plan and pursuant to his employment agreement, Mr. Evanson is entitled to a lump sum cash payment of $66,667 for each month he is employed by us, which will be paid to him upon the termination of his employment.

Under the Supplemental Plan, each participating employee will receive a supplemental retirement benefit equal to their average compensation multiplied by the sum of: (a) 2% for each year of service up to 25; (b) 1% for each year of service from 26 to 30 and (c) 0.5% for each year of service from 31 to 40, less benefits paid under the Retirement Plan and less 2% for each year that a participating employee retires prior to his or her 60th birthday. Therefore, an employee's maximum benefits under the Supplemental Plan are 60% of average compensation. Average compensation under the Supplemental Plan is defined as 12 times an employee's average monthly compensation, plus any award paid under the Annual Plan and other salary payments actually earned, whether or not payment is deferred, for the 36 consecutive calendar months constituting the period of highest average monthly compensation during the employee's employment.

Except as set forth in the employment agreements and as described below, a Supplemental Plan participant will be eligible to receive benefits under the Supplemental Plan only if he or she has been credited with at least 10 years of service with us and has reached his or her 55th birthday. The Company approved the crediting of additional years of service under the Supplemental Plan to compensate some of our Named Executive Officers for lost benefits under prior employers' retirement plans, provided they satisfy specified minimum tenures of service with us. Following five years of service, Messrs. Dudzinski, Flitman, Gardner and Goulding will be credited with an additional five years under the Supplemental Plan. Following ten years of service, Messrs. Gardner and Goulding will be credited with an additional five years under the Supplemental Plan. In addition, some of our Named Executive Officers would be vested in the Supplemental Plan and credited additional years of service under change in control or termination circumstances, as further described in the "Potential Payments Upon Termination or Change in Control" section below.

The change in the pension value for the Named Executive Officers in 2007 under our Retirement Plan, Supplemental Plan, or in the case of Mr. Evanson, his employment agreement, is shown below in the Summary Compensation Table under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column. The accumulated pension benefits for the Named Executive Officers under our Retirement Plan, Supplemental Plan, or in the case of Mr. Evanson, his employment agreement, are shown in the Pension Benefits Table below.

The Compensation Committee believes that these plans are an important part of our Named Executive Officers' compensation program. These plans are key to the recruitment of talented executives in the competitive market, as companies in our peer group typically offer their executives these types of supplemental plans. These plans serve a critically important role in the retention of our senior executives, as benefits from these plans increase for each year that the executives remain employed by us. The plans thereby encourage our most experienced executives to remain employed by us and continue their work on behalf of the Company. We have agreed to provide the additional credited years of service described above to recruit senior executives from other companies. By offering these executives credited service, we were able to attract them by making up for the potential loss of their pension benefits resulting from leaving their prior employment.

Personal Benefits

We provide a limited number of personal benefits that generally help our executives conduct Company business; some of these benefits, however, may be used for personal reasons as well. These personal benefits generally are provided to the Named Executive Officers because they advance our business objectives and are available at many of our peer group companies. When these benefits are utilized for personal reasons, the cost or value is imputed to the Named Executive Officer as income to the extent required by applicable tax law and the officer is responsible for satisfying such taxes. These personal benefits for some of our Named Executive Officers included annual physical examinations. The Company also paid the legal fees that the CEO incurred related to the negotiation of his new employment agreement. On one occasion in 2007, a Board meeting was held as a retreat at which the Company provided leisure activities for the directors, some of our Named Executive Officers and their spouses. We believe that this Board retreat provided valuable opportunities for the directors, senior executives, and their spouses to meet and establish relationships and enhance leadership development. Our CEO and his immediate family members may use our aircraft for personal travel on a limited basis, and the vast majority of such use has been for commuting purposes. In addition, the other Named Executive Officers and their immediate family members may use our aircraft for personal travel on a limited basis, with the approval of the CEO. On certain occasions, an executive officer's spouse or other immediate family member has accompanied the executive on flights if seating is available on the aircraft, and there is essentially no incremental cost to the Company in this circumstance. The Company's policy with respect to personal use of our aircraft in 2007 required the CEO to lease the aircraft from the Company for any personal use in excess of $275,000 and to pay the incremental costs of such personal flights, up to the maximum established under Federal Aviation Administration rules. The Compensation Committee believes, with respect to travel-related expenses, that enhancing the work efficiency of the executive officer during otherwise personal travel benefits the Company.

We report the incremental cost to the Company of these personal benefits as required in the "All Other Compensation" column of the Summary Compensation Table below. As reported, these personal benefits make up a small percentage of total compensation (approximately 2%) for our currently employed Named Executive Officers.

Termination or Change In Control Payments

Under our agreements with the Named Executive Officers and provisions in our compensation plans, we provide specified benefits under certain change in control and termination conditions. The payment levels and events that trigger payment were set in connection with our employment offers or promotions and to induce some of our Named Executive Officers to accept employment when we were experiencing severe business, financial and accounting difficulties. At the times the change in control and severance arrangements were entered into, the payment levels were either negotiated with the Named Executive Officer or consistent with existing arrangements with the other Named Executive Officers. These payments are described below under the "Potential Payments Upon Termination or Change in Control" section.

Your Board and Compensation Committee believe that competitive change in control agreements for our Named Executive Officers are necessary to retain senior leadership and maintain management's objectivity should the Company become engaged in a change in control situation. The Company also believes that the occurrence, or potential occurrence, of a change in control transaction will create uncertainty regarding the continued employment of our executive officers. This uncertainty results from the fact that many change in control transactions result in significant organizational changes, particularly at the executive officer level. We do not believe that the Named Executive Officers should be entitled to receive their severance benefits merely because a change in control transaction occurs. Therefore, the payment of severance benefits is only triggered if a Named Executive Officer leaves our employment under certain qualifying circumstances (commonly referred to as a "double trigger"). The other termination provisions are generally designed to attract and retain Named Executive Officers by making up for the potential loss if the executives are terminated. In addition, the employment arrangements with our Named Executive Officers subject the executive officers to additional restrictions not common to other Company employees, including a non-competition obligation for one year following any termination of employment. Accordingly, if a Named Executive Officer's employment is terminated by the Company, the executive will receive the compensation and benefits that would have been received had the termination not occurred for a period of time. Your Board and Compensation Committee believe that these agreements are important as recruitment and retention devices, as most companies with which we compete for talented executives have similar protections in place for their executive officers.

Deferred Compensation

Under our Nonqualified Deferred Compensation Plan, executive officers can elect to defer between zero and 100% of their Annual Plan payout. Each executive officer may elect, in a manner prescribed by the Compensation Committee, to have a specified percentage of his or her account invested in one or more investment options, which are based on investment options available to our employees under our tax-qualified savings plan. The deferred compensation plan is intended to provide a long-term savings opportunity on a tax-efficient basis. In 2007, none of the Named Executive Officers deferred receipt of their compensation.

CEO 2007 Employment Agreement

Since Mr. Evanson joined our Company as our Chairman and CEO in June of 2003, he has established a new senior management team and achieved strong results for our stockholders. Under Mr. Evanson's direction, the Company took decisive action and delivered solid performance despite significant challenges. Mr. Evanson, along with his new senior management team, successfully implemented financial recovery plans and adopted new long-term strategies, some of which are described below.

- *Restoring Financial Strength.* Beginning in 2003, the Company significantly improved its liquidity and overall financial strength, avoiding the need to seek bankruptcy protection. Since December 1, 2003, the Company has repaid approximately $2 billion of debt. In 2007 the Company achieved investment grade credit status and reinstated a dividend on our common stock, which had not been paid in five years.
- *Focusing on the Core Business and Growth.* The Company has reoriented its business to focus on its core businesses and assets. The Company is focused on becoming a high performance organization by maintaining low costs and expenses while at the same time achieving its operational goals. These operational goals include improving power plant availability and increasing customer satisfaction. Now that our financial recovery is complete, the Company is in a growth phase, which includes the expansion of our electric transmission system. The Company also is making a substantial investment in environmental compliance by, among other things, installing scrubbers at two of its largest power stations.

To reflect the performance since Mr. Evanson and the new management team joined us, the graph provided on page 45 compares the cumulative total return on our common stock with the Dow Jones U.S. Electricity Index and the Standard & Poor's ("S&P") 500 Index at each December 31 from 2002 to 2007. This graph tracks the performance of $100 invested in our common stock from December 31, 2002 to December 31, 2007. Accordingly, the graph shows that $100 invested in the Company's common stock on December 31, 2002 would be worth $844 on December 31, 2007 as compared to $183 and $266 for the S&P 500 index and Dow Jones US Electricity index, respectively.

In summary, your Board and Compensation Committee believe that Mr. Evanson has taken decisive action to set a new direction for the Company. Because Mr. Evanson's then-existing employment agreement was set to expire in June 2008, and in recognition of Mr. Evanson's strong performance and the desire to retain Mr. Evanson to help realize the Company's long-term strategies, the independent directors of your Board agreed to enter into a new employment agreement with Mr. Evanson on July 26, 2007 that extends until June 15, 2010. The Compensation Committee engaged an independent outside legal counsel, Davis Polk & Wardwell, to assist in the negotiation of the new employment agreement with Mr. Evanson. In developing the new employment agreement, the Compensation Committee also hired Mercer to provide benchmarking data and analysis for other chief executive officers positions in 2007. This competitive benchmarking review, among other things, analyzed CEO competitive compensation levels at our peer group companies compared with Mr. Evanson's compensation, analyzed the financial performance of the Company relative to the peer group in light of the Company's pay-for-performance philosophy, and compared various provisions of the CEO's then-existing employment agreement with those at peer companies.

This benchmarking data and analysis, along with the terms of Mr. Evanson's prior employment agreement with the Company, were considered when the Company entered into the new employment agreement with Mr. Evanson. Given Mr. Evanson's past performance and the importance of his position to the strategic direction of the Company, the independent directors of your Board decided to pay him significantly more than the median compensation for the peer group.

The new employment agreement set Mr. Evanson's base salary at $1,020,900 until June 15, 2008 and provides for base salary of at least $1.2 million per year from June 16, 2008 until June 15, 2010, subject to an annual inflation adjustment. Mr. Evanson is eligible under the agreement to receive annual incentives. For 2007, the agreement establishes a target bonus for Mr. Evanson's annual incentive at 100% of his base salary and a maximum bonus opportunity of 200% of his base salary. For 2008, the agreement establishes a target bonus for Mr. Evanson of 112.5% of his base salary and a maximum bonus opportunity of 225% of his base salary. For 2009 and 2010, the agreement establishes a target bonus for Mr. Evanson of 125% of his base salary and a maximum bonus opportunity of 250% of his base salary. The agreement also entitles Mr. Evanson to receive annual equity awards in 2008 and 2009 with an initial grant date value of $8.4 million each.

Further, under certain circumstances, Mr. Evanson will be entitled to additional payments and benefits and all or a portion of Mr. Evanson's unvested stock options and other equity awards will vest, upon the termination of his employment. The provisions under Mr. Evanson's employment agreement if his employment is terminated at December 31, 2007 are described in the "Potential Payments Upon Termination or Change in Control" section below.

Accounting and Tax Treatment Implications for Executive Compensation

Section 162(m) of the Internal Revenue Code (the "Code")

Section 162(m) of the Code generally precludes a public corporation from taking a federal income tax deduction for compensation in excess of $1 million for its chief executive officer or any of its three other highest paid executive officers (other than the chief financial officer) unless certain criteria are satisfied. The Long-Term Plan contains provisions intended to ensure that certain restricted share awards and performance awards to these employees are exempt from the $1 million deduction limit; however, those provisions of the Long-Term Plan, by their terms and under applicable tax rules, expired as of May 14, 2003. Mr. Evanson's base salary in excess of $1 million per year and the stock unit awards to Messrs. Evanson, Dudzinski and Richardson under our Stock Unit Plan are not exempt from the $1 million deduction limit under Section 162(m) of the Code. In addition, and as noted above under "Compensation Elements for Named Executive Officers – Long-Term Incentive Grants – Long-Term Incentive Changes for 2008," the Company has submitted the New Long-Term Plan for approval at the Company's May 2008 annual meeting of stockholders. Upon approval, we anticipate that various (but not necessarily all) equity compensation granted by the Company under the plan will be exempt from the $1 million deduction limit described above.

The Company has attempted to qualify substantial components of our incentive compensation to executive officers to meet the performance-based exception under Section 162(m). While the Company seeks to preserve deductibility where feasible, it retains the discretion to develop compensation elements and may approve, in the future, compensation that in some instances is not fully deductible. Accordingly, in appropriate circumstances, it may be necessary or appropriate to pay compensation or make equity awards that do not meet the performance-based exception under Section 162(m) in order to achieve our desired compensation objectives.

Section 280G and 4999 of the Code

If any payment or benefit (including any acceleration of a payment or benefit) by us to a Named Executive Officer as a result of a change in control would be subject to the excise tax imposed by Section 4999 the Code, the Company will make an additional "gross-up" payment to the Named Executive Officer, such that the executive officer would retain the same amount, net of all taxes, that the executive officer would have retained had the excise tax not been triggered. This gross-up provision applies to any payments or distributions resulting from the change in control discussed in the "Potential Payments Upon Termination or Change in Control" section below.

Certain Tax and Accounting Considerations

The Company carefully considers the tax and accounting impact of our compensation programs on the Company as well as on the executive officers. For example, the Compensation Committee reviewed the effects of the applicable tax and accounting rules when considering the New Long-Term Plan and the awards made under the New Long-Term Plan. The Compensation Committee, however, believes that decisions regarding executive compensation should be primarily based on whether they result in positive long-term value for the Company's stockholders, customers, employees and other important stakeholders.

Executive Compensation Related Policies and Practices

Performance-based Compensation

To further emphasize at-risk compensation, your Board adopted a formal policy in 2007 to require that a significant portion of future equity compensation granted to the Company's executive officers be "performance-based." Under the policy, the vesting of such performance-based equity awards will depend on the satisfaction of pre-established performance criteria approved by the Board or Compensation Committee, as applicable, and disclosed to the Company's stockholders.

For purposes of this policy, performance-based equity awards shall include one or more of the following types of grants:

- Indexed stock options;
- Premium-priced stock options;
- Other long-term incentive compensation that is performance-based, such as performance shares, performance units, performance-vesting options or performance-vesting restricted stock.

Potential Impact on Compensation due to Financial Restatement

Your Board has adopted a policy providing it with sole and absolute authority within governing law to seek reimbursement of annual incentive payments paid to any Named Executive Officer and certain other specified officers if the officer engages in fraud or intentional misconduct that causes or partially causes the need for a restatement of our financial results.

We have an additional policy on the forfeiture of bonuses and other compensation if your Board determines that knowing misconduct by the CEO or CFO has occurred and caused our financial results to be restated. In this situation, your Board will take steps to secure reimbursement from the responsible CEO or CFO of certain bonus, incentive-based or equity-based compensation and net profits realized by the responsible officer from the sale of our securities.

Equity Compensation Awards Policy and Policy for Determining the Timing of Equity Based Awards

In 2007, your Board revised its existing policy on awards of equity compensation. The equity compensation awards policy requires the Compensation Committee or the independent directors of your Board, as applicable, to approve any equity award to an executive officer in advance of or on the grant date. Equity grants to executive officers, other than grants to newly-hired or promoted executives, are to be approved annually at a regularly scheduled Board or Compensation Committee meeting, except when special circumstances require otherwise.

The executive officers do not influence the timing of their individual awards. Rather, the timing of such awards is driven by a predetermined date for the Board or Compensation Committee meeting or by the date of hire or promotion of an executive officer. The Company does not time equity grants based on information, either positive or negative, about the Company that has not been publicly disseminated.

Under the equity compensation awards policy, the exercise price of all stock option grants is equal to, or greater than, the closing price of common stock on the date of the grant. We do not backdate or reprice stock options granted under the Long-Term Plan or any similar plan.

Executive Stock Ownership Requirements and Hedging Arrangements

We believe that direct ownership of stock facilitates continued commitment to our Company and supports one of the key objectives of our executive compensation program – to create a strong link between executive compensation and total return to stockholders. Therefore, we expect our executive officers reporting to the CEO to own a significant equity interest in the Company in accordance with our stock ownership guidelines. Under our stock ownership guidelines, the CEO, CFO and the other executive officers reporting to the CEO are required to hold our common stock and stock units in amounts of three, two and one times their annual salary, respectively. Executive officers are ordinarily expected to meet or exceed the guidelines within three years following hire or promotion. Based on its review, the Governance Committee has determined that, as of February 1, 2008, all of the Named Executive Officers are in compliance with the requirements of our stock ownership guidelines either by virtue of their stock ownership or because of the timing of their hire or promotion.

Under our insider trading policy, insiders, including our executive officers, may not engage in hedging of our stock. Under our policy, the term "hedging" includes any transaction involving our common stock that allows the owner to lock in much of the value of the stock generally in exchange for all or part of the potential for upside appreciation in the stock.

2008 Compensation Actions

In February 2008, the independent directors of your Board and the Compensation Committee, as applicable, approved a number of changes to executive officer compensation and to the Company's executive compensation programs to enhance competitiveness and more closely align our compensation programs to the Company's strategic business objectives. A summary of the more significant changes made for 2008 is as follows:

- As described above under "Compensation Elements for Named Executive Officers – Long-Term Incentive Grants – Long-Term Incentive Changes for 2008," the independent directors of your Board and the Compensation Committee, as applicable, approved grants of performance shares and stock options pursuant to the Company's new long-term incentive program design.
- Effective April 1, 2008, the independent directors of your Board and the Compensation Committee, as applicable, approved base salary increases for Messrs. Dudzinski, Feinberg, Flitman, and Goulding of $5,000, $65,000, $35,000, $75,000, respectively, to bring them closer to the peer group median and to reflect their respective performance.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis contained in this Proxy Statement with management and, based on the review and discussions, the Compensation Committee recommended to your Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

H. FURLONG BALDWIN, *Chair*
ELEANOR BAUM
CYRUS F. FREIDHEIM, JR.
TED J. KLEISNER

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of the Compensation Committee, during fiscal year 2007 or as of the date of this proxy statement, is or has been an officer or employee of the Company, and no executive officer of our Company served on the compensation committee or board of any Company that employed any member of the Compensation Committee or your Board.

EXECUTIVE COMPENSATION

The table below provides information regarding compensation for our Chief Executive Officer, Chief Financial Officer, each of our other three most highly paid executive officers serving as such at December 31, 2007, and two additional individuals who would have been among the next three most highly paid executive officers serving at year end but for the fact that the individuals were no longer serving as such at year end.

2007 Summary Compensation Table (1)

Name and Principal Position	Year	Salary ($)	Bonus ($) (3)	Stock Awards ($) (4)	Option Awards ($) (4)	Non-Equity Incentive Plan Compensation (5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (6)	All Other Compensation ($) (7)	Total ($)
Paul J. Evanson, Chairman, President and Chief Executive Officer	2007	$1,008,666	$163,738	$1,935,291	$2,129,727	$1,136,262	$829,969	$312,362	$7,516,015
	2006	$ 975,647	$147,560	$3,732,702	$2,133,000	$1,252,440	$831,110	$257,373	$9,329,832
Philip L. Goulding, Senior Vice President and Chief Financial Officer	2007	$ 450,000	$ 24,362	$ 181,344	$1,060,760	$ 375,638	$132,568	$ 9,646	$2,234,318
	2006	$ 424,231	$ 0	$ 326,016	$1,061,388	$ 400,000	$ 87,301	$ 11,759	$2,310,695
David E. Flitman, Vice President	2007	$ 333,904	$ 0	$ 0	$ 297,516	$ 135,000	$ 35,617	$ 8,942	$ 810,979
David M. Feinberg, Vice President, General Counsel & Secretary	2007	$ 326,370	$ 0	$ 0	$ 198,719	$ 185,000	$ 25,083	$ 7,020	$ 742,192
Edward Dudzinski, Vice President, Human Resources and Security	2007	$ 322,534	$ 0	$ 47,806	$ 195,789	$ 180,000	$ 98,551	$ 8,806	$ 853,486
	2006	$ 311,250	$ 0	$ 79,726	$ 196,000	$ 210,000	$ 83,978	$ 10,369	$ 891,323
Thomas R. Gardner,	2007	$ 300,000	$ 0	$ 0	$ 353,586	$ 145,000	$ 67,067	$ 6,357	$ 872,010
Vice President and Chief Information Officer	2006	$ 300,000	$ 10,850	$ 0	$ 353,794	$ 174,150	$ 55,191	$ 8,966	$ 902,951
Joseph H. Richardson, Former Chief Operating Officer, Generation (2)	2007	$ 332,877	$ 0	$ 157,266	$ 469,065	$ 0	$ 0	$217,979	$1,177,187
	2006	$ 426,885	$ 0	$ 218,028	$ 284,400	$ 255,000	$144,330	$ 10,189	$1,338,832

(1) The compensation shown is for all services in all capacities to the Company and its subsidiaries. All salaries, annual incentives and long-term payouts of these executive officers are paid by Allegheny Energy Service Corporation, a subsidiary of the Company. A description of the compensation elements, including salary and any bonus, is included in the Compensation Discussion and Analysis section above.

(2) Mr. Richardson died on September 27, 2007.

(3) The bonus award for 2007 was based upon 2007 performance and was paid in 2008, and the bonus award for 2006 was based upon 2006 performance and was paid in 2007. The amounts in this column represent the increases in short-term awards under the Annual Plan attributable to individual performance, including performance not specifically measured through the objectives and performance factors under the Annual Plan.

(4) The amounts in the "Stock Awards" and "Option Awards" columns are the amounts of compensation cost recognized by us for financial statement purposes during the fiscal years ended December 31, 2007 and December 31, 2006 related to stock unit and stock option awards in accordance with Statement of Financial Accounting Standards No. 123R ("FAS 123R"), except that the amounts in this table do not reflect the forfeitures discount mandated by FAS 123R. Assumptions used in the calculation of these amounts are reflected in Note 10 and Note 2 to the Company's consolidated financial statements for the years ended December 31, 2007 and December 31, 2006, respectively, and are included in the Company's Annual Report on Form 10-K filed with the SEC on February 27, 2008 and February 27, 2007, respectively.

(5) Incentive awards for 2007 are based upon 2007 performance and were paid in 2008; incentive awards for 2006 are based upon 2006 performance and were paid in 2007. The amounts in this column represent awards paid under the Annual Plan, excluding any amounts reflected in the "Bonus" column.

(6) The amounts in this column reflect the increase in the actuarial present value of the Named Executive Officer's accumulated benefit under all defined benefit and pension plans, except for Mr. Richardson. For Mr. Richardson, the value decreased by $304,946 from 2006 due to his death on September 27, 2007. These amounts include amounts attributable to (i) the Retirement Plan and (ii) the Supplemental Plan for all Named Executive Officers, except for Mr. Evanson. For Mr. Evanson, and pursuant to his employment agreement, the amount includes amounts attributable to the obligation to make a lump sum cash payment of $66,667 upon his termination of employment for each month that he is employed by us. The amounts are valued at September 30, 2007, which is the same pension plan measurement date used for financial reporting purposes as of our last completed fiscal year.

The Named Executive Officers did not have any reportable earnings attributed to non-qualified deferred compensation plans. For 2007, the Named Executive Officers did not have any nonqualifed deferred compensation contributions, earnings, withdrawals, distributions or balances. For 2006, because the number of shares issued at the end of the deferral period was equal to the number of shares as to which the Named Executive Officer had deferred receipt, we have not treated the change in value of any deferral account as "above market" compensation. Accordingly, no amount is included in this column in respect of nonqualified deferred compensation.

(7) The amounts in this column for 2007 for Mr. Richardson include amounts payable by reason of his death ($166,438 for prorated 2007 incentive pay, $23,907 for accrued but unused vacation, and $18,750 for the equivalent of two weeks of base salary). The amounts in this column also include, as required, the aggregate incremental cost to us of providing personal benefits. For 2007, Mr. Evanson's personal benefits in this column include $280,077 for the personal use of our aircraft. The amounts in this column for 2007 for Mr. Evanson also include the cost of an executive physical paid for by us, payment of his legal fees related to the negotiation of his new employment agreement and expenses related to one Board retreat at which the Company provided leisure activities.

We valued the above personal benefits as summarized below.

Company Aircraft – Valued based on the variable cost per flight hour, as well as other direct out of pocket expenses. Variable costs included fuel, maintenance, weather monitoring, on-board catering and other miscellaneous variable costs. Direct out of pocket expenses included landing, parking and certain hangar storage expenses, crew travel expenses and passenger ground transportation. Certain applicable deadhead and other positioning costs are allocated to the executive officers. On certain occasions, the executive officer's spouse or other immediate family member may accompany the executive on a flight. Typically, there are no additional incremental costs associated with such spousal or family travel, as there is no additional variable cost or increased direct out of pocket expenses. The amount shown also includes any expenditure related to the personal use of a chartered aircraft when our aircraft was unavailable. The following costs were not included in our calculation of incremental cost: fixed costs that do not change based on usage, such as our operator's management fee and the cost of maintenance not related to trips; and the amount of any related disallowed tax deduction for fiscal year 2007.

Other – We valued all other personal benefits based on the aggregate incremental cost to us.

2007 Grants of Plan-Based Awards

The following table sets forth information concerning estimated future payouts under our Annual Plan at specified levels of achievement. No other grants or awards were provided to the Named Executive Officers during the fiscal year ended December 31, 2007.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)		
Name	**Grant Date**	**Threshold ($)**	**Target ($)**	**Maximum ($)**
Paul J. Evanson	2/22/07	$0	$1,020,900	$2,041,800
Philip L. Goulding	2/22/07	$0	$ 337,500	$ 675,000
David E. Flitman	2/22/07	$0	$ 166,010	$ 332,019
David M. Feinberg	2/22/07	$0	$ 162,452	$ 324,904
Edward Dudzinski	2/22/07	$0	$ 161,058	$ 322,115
Thomas R. Gardner	2/22/07	$0	$ 135,000	$ 270,000
Joseph H. Richardson	2/22/07	$0	$ 175,550	$ 351,100

(1) The Named Executive Officers may earn from zero to 200% of their respective target awards for 2007 under our Annual Plan. Targets are based on a percentage of base salary. See "Compensation Discussion and Analysis – Compensation Elements for Named Executive Officers – Annual Incentives," for information regarding the criteria applied in determining the amounts payable under award opportunities provided in 2007. The actual amounts paid with respect to these awards are included in the "Bonus" and "Non-Equity Incentive Plan Compensation" columns in the Summary Compensation Table.

Outstanding Equity Awards at 2007 Fiscal Year-End

The following table sets forth information concerning stock options and stock units held by the Named Executive Officers at December 31, 2007:

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($) (2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (3)	Market Value of Shares or Units of Stock That Have Not Vested ($) (4)
Paul J. Evanson	900,000	300,000	$13.35	2/18/2014	410,901	$26,137,413
Philip L. Goulding	397,122	149,281	$13.35	2/18/2014	30,074	$ 1,913,007
David E. Flitman	16,666	13,334	$19.43	2/1/2015	—	$ 0
	13,000	13,000	$38.16	7/13/2016	—	$ 0
David M. Feinberg	6,000	4,000	$14.70	8/9/2014	—	$ 0
	8,000	12,000	$19.36	1/3/2015	—	$ 0
	10,000	10,000	$42.00	10/18/2016	—	$ 0
Edward Dudzinski	50,000	50,000	$14.70	8/9/2014	10,025	$ 637,690
Thomas R. Gardner	49,760	49,761	$13.35	2/18/2014	—	$ 0
Joseph H. Richardson ...	19,400	—	$13.35	9/27/2009	—	$ 0

(1) For Mr. Evanson, 300,000 stock options vest on June 9, 2008. For Mr. Goulding, 149,281 stock options vest on October 13, 2008. For Mr. Flitman, 13,334 stock options vest on February 1, 2008 and 13,000 stock options vest on July 13, 2008. For Mr. Feinberg, 2,000 stock options vest on each of August 2, 2008 and August 2, 2009; 4,000 stock options vest on each of January 3, 2008, January 3, 2009 and January 3, 2010; and 10,000 stock options vest on October 18, 2008. For Mr. Dudzinski, 25,000 stock options vest on each of August 9, 2008 and August 9, 2009. For Mr. Gardner, 49,761 stock options vest on October 13, 2008. For Mr. Richardson, all stock options vested on the date of his death, September 27, 2007.

(2) The option exercise price per share is equal to the closing price of our common stock as reported on the NYSE on the date of grant.

(3) For Mr. Evanson, 410,901 stock units vest on June 9, 2008. For Mr. Goulding, 30,074 stock units vest on October 13, 2008. For Mr. Dudzinski, 5,012 stock units vest on August 9, 2008 and 5,013 stock units vest August 9, 2009. The number of stock units that have not vested include additional stock units credited relating to the Company's 2007 dividend.

(4) Market value is determined based on the closing price of our common stock on December 31, 2007 as reported on the NYSE and equals the closing price multiplied by the number of units underlying the grants.

2007 Option Exercises and Stock Vested

The following table sets forth information concerning the exercises of stock options and the vesting of stock awards by the Named Executive Officers during 2007:

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (2)
Paul J. Evanson	300,000	$14,212,800	409,888	$20,459,550
Philip L. Goulding	200,000	$ 9,175,949	30,000	$ 1,695,525
David E. Flitman	10,000	$ 402,283	—	—
David M. Feinberg	—	—	—	—
Edward Dudzinski	25,000	$ 1,132,825	5,000	$ 271,175
Thomas R. Gardner	149,280	$ 7,039,549	—	—
Joseph H. Richardson (3)	180,600	$ 8,354,947	44,025	$ 2,330,376

(1) The value is determined based on the price of the underlying stock at the time of exercise less the exercise price.

(2) The value is determined based on the average of the high and low trading prices of our common stock on the NYSE on the date of vesting.

(3) The stock awards include additional shares credited relating to the Company's 2007 dividend.

2007 Pension Benefits (1)

The following table provides information regarding benefits available to the Named Executive Officers under our Retirement Plan and Supplemental Plan, or in the case of Mr. Evanson, his employment agreement:

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($) (3)
Paul J. Evanson	Retirement Plan	4.25	$ 133,718
	Payment in lieu of Supplemental Plan (2)	4.25	$3,400,017
Philip L. Goulding	Retirement Plan	4.00	$ 58,850
	Supplemental Plan	4.00	$ 302,626
David E. Flitman	Retirement Plan	2.67	$ 29,220
	Supplemental Plan	2.67	$ 40,262
David M. Feinberg	Retirement Plan	3.17	$ 24,541
	Supplemental Plan	3.17	$ 33,686
Edward Dudzinski	Retirement Plan	3.17	$ 71,926
	Supplemental Plan	3.17	$ 180,720
Thomas R. Gardner	Retirement Plan	4.00	$ 64,589
	Supplemental Plan	4.00	$ 165,961
Joseph H. Richardson (4)	Retirement Plan	4.08	$ 61,737
	Supplemental Plan	4.08	$ 0

(1) Pension benefits are valued at September 30, 2007, which is the same pension plan measurement date used for financial reporting purposes as of our last completed fiscal year. See "Compensation Discussion and Analysis – Compensation Elements for Named Executive Officers – Other Benefits – Supplemental Executive Retirement Plan" on page 28 for a discussion of the material elements of the Supplemental Plan.

The Retirement Plan is a noncontributory, trusteed pension plan designed to meet the requirements of Section 401(a) of the Code. Each covered employee is eligible for retirement at his or her normal retirement date (age 65), with early retirement permitted. The benefit payable under the Retirement Plan is a function of the participant's compensation and credited years-of-service. The normal form of benefit is a life annuity for unmarried participants and a joint 50% survivor annuity for married participants. While the plan does not provide lump sum options, actuarially-equivalent alternative annuity options are available to all participants. A participant may elect early retirement up to 10 years prior to age 65, subject to reduction of the retirement benefit to reflect the early commencement of the benefit prior to age 62. A participant has a fully vested benefit under the plan upon completing five years of service or attainment of age 55.

(2) In lieu of benefits under the Supplemental Plan and pursuant to his employment agreement, Mr. Evanson is entitled to a lump sum cash payment of $66,667 for each month that he is employed by us, to be paid on the termination of his employment with us.

(3) For the Retirement Plan and Supplemental Plan, the amount represents the present value of a single life annuity payable at the later of the earliest age eligible for an unreduced benefit under each plan or the age of the executive officer as of September 30, 2007, which is the same pension plan measurement date used for financial reporting purposes for our last completed fiscal year. The earliest age eligible for an unreduced benefit is 62 for the Retirement Plan and 60 for the Supplemental Plan. The present value amounts were calculated using a 6.4% interest rate and the mortality assumption is based on the Retirement Plans – 2000 Mortality Table (male) projected to 2007. These are the same assumptions applied with respect to the Retirement Plan and Supplemental Plan in the Company's consolidated financial statements for the year ended December 31, 2007, as set forth in the Company's Annual Report on Form 10-K filed with the SEC on February 27, 2008 (see note 17 thereto). For the Retirement Plan and Supplemental Plan, all amounts shown are estimates since the actual payments and benefits can only be determined at the time of the executive officer's separation from the Company.

(4) Mr. Richardson died on September 27, 2007. Mr. Richardson's beneficiary began receiving Retirement Plan survivor annuity payments as of October 1, 2007, which was after the pension plan measurement date used for financial reporting purposes. No Supplemental Plan benefits are payable. The present value of accumulated benefit represents the present value of the immediate annuity payable to his beneficiary under the Retirement Plan beginning as of October 1, 2007.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

For the reasons discussed in the "Compensation Discussion and Analysis – Compensation Elements for Named Executive Officers – Other Benefits – Termination or Change In Control Payments" section above, the Company has entered into various arrangements with its Named Executive Officers that provide certain payments and benefits upon a change in control of the Company or a termination of employment in some circumstances. This section describes the circumstances that would trigger such payments and benefits and quantifies the estimated amount of such payments and benefits in different scenarios. If a triggering event were to occur in the future, actual payments would likely be different from those presented here since the actual payments and benefits can only be determined at the time of the executive officer's separation from the Company.

Unless otherwise specified, the tables below provide information assuming a triggering event (change in control or termination of employment) as of December 31, 2007. For the Supplemental Plan, the amounts provided below represent the present value of a single life annuity payable at the later of the earliest retirement age or December 31, 2007. Consistent with SEC instructions, the amounts shown in the tables below exclude obligations due from the Company following a triggering event for (i) any earned but unpaid base salary, annual incentive compensation and long term incentive compensation through the date of termination; (ii) vested benefits under our Retirement Plan and Employee Stock Ownership and Savings Plan; (iii) accrued vacation pay; (iv) reimbursement of reasonable business expenses incurred prior to the date of termination; and (v) any other compensation or benefits to which the Named Executive Officer may be entitled that are available generally to our salaried employees and provide for the same method of allocation of benefits.

These agreements are complex legal documents with terms and conditions having precise meanings, which are designed to address many possible but currently hypothetical situations. It is not possible to reduce them to simple explanations without some loss of precision. The following discussion covers only some of the more likely circumstances that could cause them to come into play, and the possible consequences.

Under employment agreements for Messrs. Evanson, Dudzinski, Goulding and offer letters and change in control agreements for Messrs. Feinberg, Flitman and Gardner, the executive officers are subject to a non-competition obligation for one year, and a non-solicitation obligation for two years, following the termination of the officer's employment, and they are also subject to customary confidentiality obligations.

Termination Without Cause Or For Good Reason Following A Change In Control

For Messrs. Evanson, Dudzinski, Feinberg, Flitman and Goulding, if a change in control occurs, and if other triggering events occur (including termination of employment by us without cause or leaving our employment for good reason), we will pay a lump sum cash severance payment equal to three times the sum of the executive officer's base salary and target incentive amount, as well as the executive officer's target incentive amount prorated for the year in which his termination occurs. For Mr. Gardner, if a change in control occurs, and, if other triggering events occur (including termination of employment by us without cause and leaving our employment for good reason), we will pay a lump sum cash severance payment equal to two times the sum of his base salary and target incentive amount, as well as his target incentive amount prorated for the year in which his termination occurs. Also, for all Named Executive Officers, any unvested stock options and stock units will immediately vest. The stock options will be exercisable for five years for Mr. Evanson and three years for Messrs. Dudzinski and Goulding, but not to exceed the original expiration date. Mr. Evanson will also receive, in lieu of payments under the Supplemental Plan, an additional lump sum cash payment equal to $66,667 for each remaining month in the term of his employment agreement. Messrs. Dudzinski, Goulding and Gardner will be vested as a participant in the Supplemental Plan and credited for additional specified years (per their employment agreements or offer letter) for purposes of determining benefits under the Supplemental Plan. Messrs. Evanson, Dudzinski and Goulding will also be provided medical, dental, disability, and life insurance benefits for a period of three years following termination of employment.

For Messrs. Evanson, Dudzinski and Goulding, as further defined in the relevant agreement, the term "change in control" includes the occurrence of any of the following events: (a) any person is or becomes the beneficial owner of our securities representing more than 20% of the combined voting power of our then outstanding securities; (b) a majority of your Board is replaced without approval of at least two-thirds of the current Board members; (c) a reorganization, merger, consolidation or sale of us or other disposition of all or substantially all of our assets (a "business combination") is consummated and results in a change of ownership of more than 40% of our outstanding voting securities; or (d) our stockholders approve a plan of complete liquidation or dissolution of us. For Messrs. Feinberg, Flitman and Gardner, as further defined in the relevant agreement, the term "change in control" includes the occurrence of any of the following events: (a) a business combination is consummated and results in a change of ownership of at least 50% of our outstanding voting securities or (b) our stockholders approve a plan of complete liquidation or dissolution of us.

For Mr. Evanson, as further defined in the relevant agreement, the term "cause" includes Mr. Evanson engaging in willful gross misconduct or willful gross neglect in bad faith that causes us material economic harm. For Messrs. Dudzinski, Feinberg, Flitman, Gardner and Goulding, and, as further defined in the relevant agreement, the term "cause" includes the executive officer engaging in willful misconduct, gross neglect or fraud or failing to perform a substantial part of his duties.

The term "good reason" is defined in the relevant agreement with each Named Executive Officer and includes a reduction in pay, position or authority or a requirement that the executive officer relocate.

If any payment or benefit (including any acceleration of a payment or benefit) by us to a Named Executive Officer as a result of a change in control would be subject to the excise tax imposed by Section 4999 of the Code, the Company will make an additional "gross-up" payment to the executive officer, such that the Named Executive Officer would retain the same amount, net of all taxes, that the executive officer would have retained had the excise tax not been triggered. However, the final structure and specifics of any payment will dictate whether any excise taxes will be due on these amounts.

The following table quantifies the expected value of the payments and benefits described above, determined as if a change in control and qualifying termination of employment occurred as of December 31, 2007:

Change in Control

	Mr. Evanson	*Mr. Goulding*	*Mr. Flitman*	*Mr. Feinberg*	*Mr. Dudzinski*	*Mr. Gardner*
Cash Severance						
Base Salary	$ 3,062,700	$ 1,350,000	$1,035,000	$1,005,000	$ 975,000	$ 600,000
Target Incentive	$ 3,062,700	$ 1,012,500	$ 517,500	$ 502,500	$ 487,500	$ 270,000
Prorated Target Incentive (1)	$ 1,020,900	$ 337,500	$ 172,500	$ 167,500	$ 162,500	$ 135,000
Long Term Incentives						
Options	$15,078,000	$ 7,502,863	$ 919,946	$ 942,740	$2,445,500	$2,500,988
Units	$26,137,413	$ 1,913,007	N/A	N/A	$ 637,690	N/A
Retirement Benefits						
Supplemental Plan	N/A	$ 1,757,017	$ 0	$ 0	$ 769,623	$1,058,808
Payment in lieu of Supplemental Plan	$ 2,000,010	N/A	N/A	N/A	N/A	N/A
Health & Welfare Benefits	$ 65,539	$ 68,295	N/A	N/A	$ 59,941	N/A
Excise Tax Gross-up	$ 0	$ 0	$ 141,873	$ 438,400	$ 0	$ 0
Total	$50,427,262	$13,941,182	$2,786,819	$3,056,140	$5,537,754	$4,564,796

(1) Equal to the 2007 target bonus because the assumed termination date is December 31, 2007.

Termination Without Cause Or Termination For Good Reason With No Change In Control

If we terminate Mr. Evanson's employment without cause, or if he terminates his employment for good reason, we will pay a lump sum cash severance payment equal to three times the sum of his base salary and target incentive amount, as well as his target incentive amount prorated for the year in which his termination occurs. If we terminate the employment of Messrs. Dudzinski or Goulding without cause, we will pay a lump sum cash severance payment equal to two times the sum of his base salary and target incentive amount, as well as the executive officer's target incentive prorated for the year in which his termination occurs. In addition, Mr. Goulding will receive the same payments if he is required to relocate (as defined in his employment agreement) and he terminates his employment as a result of this relocation. Also, for Messrs. Evanson, Dudzinski, and Goulding, the vesting of all unvested stock options and stock units will be accelerated (as per their employment agreements). The stock options will be exercisable for five years for Mr. Evanson and three years for Messrs. Dudzinski and Goulding, but not to exceed the original expiration date. Mr. Evanson will also receive, in lieu of payments under the Supplemental Plan, an additional lump sum cash payment equal to $66,667 for each remaining month in the term of his employment agreement. Messrs. Dudzinski and Goulding will each be vested as a participant in the Supplemental Plan and credited for additional specified years (as described in their employment agreements) for purposes of determining benefits under the Supplemental Plan. Mr. Evanson will be provided medical, dental, disability, and life insurance benefits for a period of three years following the termination of his employment. Messrs. Dudzinski and Goulding each will be provided medical, dental, disability, and life insurance benefits for a period of two years following the termination of his employment. If we terminate the employment of either Messrs. Feinberg or Flitman without cause, we will pay a lump sum cash severance payment equal to the sum of his base salary and target incentive amount. Messrs. Feinberg and Flitman each will be provided medical, dental, disability, and life insurance benefits for a period of one year following the termination of his employment. Also, for Messrs. Feinberg and Flitman, all unvested stock options that would have vested had the executive continued employment until one year from the date of termination will vest on the scheduled vesting date and will be exercisable for 90 days following the scheduled vesting, but not later than the original expiration date. Messrs. Dudzinski, Feinberg and Flitman are not eligible to receive any additional payments or benefits if they terminate employment for good reason. The following table quantifies the expected value of the payments and benefits described above, determined as if a qualifying termination of employment occurred as of December 31, 2007:

Termination Without Cause Or Termination For Good Reason (1)

	Mr. Evanson	*Mr. Goulding*	*Mr. Flitman*	*Mr. Feinberg*	*Mr. Dudzinski*
Cash Severance					
Base Salary	$ 3,062,700	$ 900,000	$ 345,000	$ 335,000	$ 650,000
Target Incentive	$ 3,062,700	$ 675,000	$ 172,500	$ 167,500	$ 325,000
Prorated Target Incentive (2)	$ 1,020,900	$ 337,500	N/A	N/A	$ 162,500
Long Term Incentives					
Options	$15,078,000	$ 7,502,863	$ 919,946	$ 490,920	$2,445,500
Units	$26,137,413	$ 1,913,007	N/A	N/A	$ 637,690
Retirement Benefits					
Supplemental Plan	N/A	$ 1,757,017	$ 0	$ 0	$ 769,623
Payment in lieu of Supplemental Plan	$ 2,000,010	N/A	N/A	N/A	N/A
Health & Welfare Benefits	$ 65,539	$ 42,992	$ 18,859	$ 17,293	$ 38,984
Total	$50,427,262	$13,128,379	$1,456,305	$1,010,713	$5,029,297

(1) As described above, Mr. Evanson receives payments upon termination for good reason and Mr. Goulding receives payments if he is required to relocate and he terminates his employment as a result of this relocation. Messrs. Dudzinski, Feinberg and Flitman do not receive additional payments or benefits upon termination for good reason.

(2) Equal to the 2007 target bonus because the assumed termination date is December 31, 2007.

Termination Due To Death Or Disability

If the employment of Messrs. Evanson, Dudzinski or Goulding is terminated due to the executive officer's death or disability, we will pay a lump sum cash payment equal to the executive officer's target incentive amount prorated for the year in which his termination occurs. Also, all unvested stock options and stock units will immediately vest. The stock options will be exercisable for three years for Mr. Evanson and two years for Messrs. Dudzinski and Goulding, but not to exceed the original expiration date.

The following table quantifies the expected value of the payments and benefits described above to be provided to Messrs. Evanson, Dudzinski and Goulding, determined as if the triggering event occurred as of December 31, 2007:

Termination Due To Death Or Disability

	Mr. Evanson	*Mr. Goulding*	*Mr. Dudzinski*
Prorated Target Incentive (1)	$ 1,020,900	$ 337,500	$ 162,500
Long Term Incentives			
Options	$15,078,000	$7,502,863	$2,445,500
Units	$26,137,413	$1,913,007	$ 637,690
Total	$42,236,313	$9,753,370	$3,245,690

(1) Equal to the 2007 target bonus because the assumed termination date is December 31, 2007.

On September 27, 2007, Joseph H. Richardson, Chief Operating Officer – Generation of the Company, died. Mr. Richardson's estate received amounts payable by reason of his death ($166,438 for prorated 2007 incentive pay, 22,040 stock units and related dividends, and 40,000 stock options that are exercisable until September 27, 2009).

Termination Following Expiration Of The Employment Agreement Term

If Mr. Evanson's employment is terminated for any reason following the expiration of his employment agreement term on June 15, 2010, we will pay a lump sum cash payment equal to his target incentive amount prorated for the year in which his termination occurs. This expected payment would be $678,082.

RELATED PERSON TRANSACTIONS

We recognize that transactions between the Company and our directors and executives officers or their immediate family members may raise questions as to whether those transactions present potential or actual conflicts of interest and create the appearance that decisions are based on considerations other than the best interests of the Company and our stockholders. It is our policy to enter into or ratify these transactions only when your Board or the Governance Committee determines that the transaction is in, or is not inconsistent with, our best interests and those of our stockholders. Accordingly, the Governance Committee charter requires the Governance Committee to review and approve all transactions between us or any of our subsidiaries and any related person that are required to be disclosed under applicable SEC rules and regulations. The Governance Committee also adopted a formal policy that requires the Governance Committee to review and, if appropriate, to approve or ratify all such related person transactions in an amount exceeding $120,000, subject to certain pre-approved transactions further described below. Based on the Governance Committee's review and the applicable SEC rules and regulations, the Governance Committee determined there were no related person transactions that required disclosure in this proxy statement.

Pursuant to the policy discussed above, the Governance Committee has delegated to the Governance Committee chairperson the authority to approve any related person transaction if the aggregate amount of the transaction is expected to be less than $2 million. The policy also provides for the standing pre-approval of certain transactions without any additional Board or Governance Committee action, including, but not limited to, transactions that are competitively bid, regulated transactions where the rates or charges are fixed in conformity with law or governmental authority, certain banking-related services and transactions where all stockholders receive proportional benefits. The policy further requires that, at least annually, the Governance Committee be provided with a summary of certain transactions, including, but not limited to, each transaction that was approved by the Governance Committee chairperson.

PERFORMANCE GRAPH

The graph set forth below compares the cumulative total return on our common stock with the Dow Jones U.S. Electricity Index and the Standard & Poor's 500 Index, assuming the investment of $100 in each on December 31, 2002 and the reinvestment of all dividends. The performance included in this graph is not necessarily indicative of future performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Allegheny Energy, Inc., The S&P 500 Index
And The Dow Jones US Electricity Index



DOLLARS
900
800
700
600
500
400
300
200
100
0
12/02
12/03
12/04
12/05
12/06
12/07
ALLEGHENY ENERGY, INC.
S & P 500
DOW JONES US ELECTRICITY

* $100 invested on 12/31/02 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

	Cumulative Total Return					
	12/02	12/03	12/04	12/05	12/06	12/07
Allegheny Energy, Inc.	100.00	168.78	260.71	418.65	607.28	843.51
S & P 500	100.00	128.68	142.69	149.70	173.34	182.87
Dow Jones US Electricity	100.00	125.07	155.53	181.76	219.67	265.82

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

SECURITY OWNERSHIP OF DIRECTORS, NAMED EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS

The table below shows the number of shares of our common stock that are beneficially owned, directly or indirectly, by each of our directors and Named Executive Officers, and all of our directors and executive officers as a group as of February 29, 2008. Based on a review of filings made under Section 13(d) and Section 13(g) of the Exchange Act, as of February 29, 2008, we are aware of three holders of more than 5% of the outstanding shares of our common stock.

Name (1)	Shares of Allegheny Common Stock (2)	Percent of Class
Paul J. Evanson	1,682,804	1.0
H. Furlong Baldwin	22,726	*
Eleanor Baum	21,332	*
Cyrus F. Freidheim, Jr.	22,733	*
Julia L. Johnson	14,726	*
Ted J. Kleisner	18,789	*
Christopher D. Pappas	2,000	*
Steven H. Rice	16,628	*
Gunnar E. Sarsten	45,963	*
Michael H. Sutton	14,730	*
Philip L. Goulding	545,041	*
David E. Flitman	47,362	*
David M. Feinberg	28,289	*
Edward Dudzinski	63,304	*
Thomas R. Gardner	50,132	*
All of our current directors and executive officers as a group (16 persons)	2,601,986	1.6
FMR LLC (3)	14,579,026	8.7
Horizon Asset Management, Inc. (4)	13,679,172	8.2
Kinetics Asset Management, Inc. (5)	9,446,162	5.6

* Indicates less than one percent.

(1) Other than FMR LLC, Horizon Asset Management, Inc. ("Horizon") and Kinetics Asset Management, Inc. ("Kinetics"), the address for each stockholder listed is: c/o Allegheny Energy, Inc., 800 Cabin Hill Drive, Greensburg, Pennsylvania 15601.

(2) Includes the following options exercisable within 60 days of February 29, 2008: Mr. Evanson – 600,000; Mr. Sarsten – 23,000; Mr. Goulding – 397,122; Mr. Flitman – 43,000; Mr. Feinberg – 28,000; Mr. Dudzinski – 50,000; and Mr. Gardner – 49,760. Excludes the following unvested options: Mr. Evanson – 566,498; Mr. Goulding – 174,266; Mr. Flitman – 28,467; Mr. Feinberg – 38,498; Mr. Dudzinski – 60,470; and Mr. Gardner – 59,279. For Mr. Rice, excludes 3,500 shares deferred until January 1, 2009, 3,500 shares deferred until January 1, 2010 and 476 shares owned by his spouse.

Mr. Sarsten owns 21,963 shares jointly with his spouse, and he has shared voting and investment power with respect to such shares. Mr. Goulding owns 22,740 shares jointly with his spouse, and he has shared voting and investment power with respect to such shares.

(3) This information is based solely on the Schedule 13G filed by FMR LLC on February 14, 2008, reporting beneficial ownership of 14,579,026 shares of the Company's common stock as of December 31, 2007. The address of FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109. These shares include:

(i) 13,560,403 shares held by Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR LLC and acting as investment adviser to various funds. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 13,560,403 shares owned by the funds. Neither FMR LLC, nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the funds, which power resides with the funds' Boards of Trustees;

(ii) 1,650 of shares held by Strategic Advisors, Inc., a wholly-owned subsidiary of FMR LLC and an investment advisor;

(iii) 13,700 shares held by Pyramis Global Advisors, LLC ("PGALLC"), an indirect wholly-owned subsidiary of FMR LLC and an investment adviser. Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole dispositive power over 13,700 shares and sole power to vote or to direct the voting of 13,700 of such shares that are owned by the accounts or funds advised by PGALLC;

(iv) 765,573 shares held by Pyramis Global Advisors Trust Company ("PGATC"), an indirect wholly-owned subsidiary of FMR LLC and an investment manager. Edward C. Johnson 3d and FMR LLC, through its control of PGATC, each has sole dispositive power over 765,573 shares and sole power to vote or to direct the voting of 708,873 of such shares that are owned by the accounts managed by PGATC; and

(v) 237,700 shares held by Fidelity International Limited, an investment adviser.

(4) This information is based solely on the Schedule 13G filed by Horizon on March 6, 2008, reporting beneficial ownership of 13,679,172 shares of the Company's common stock as of December 2007. The address of Horizon is 470 Park Avenue South, 4th Floor South, NY, NY 10016. Horizon has sole power to dispose or to direct the disposition of 13,679,172 shares and sole power to vote 13,679,172 shares.

(5) This information is based solely on the Schedule 13G filed by Kinetics on March 6, 2008, reporting beneficial ownership of 9,446,162 shares of the Company's common stock as of December 2007. The address of Kinetics is 470 Park Avenue South, 4th Floor South, NY, NY 10016. Kinetics has sole power to dispose or to direct the disposition of 9,446,162 shares and sole power to vote 9,446,162 shares.

EQUITY COMPENSATION PLAN INFORMATION

This table provides certain information as of December 31, 2007 with respect to our equity compensation plans:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders (1)	3,256,582 (2)	$15.78	3,944,,989
Equity compensation plans not approved by security holders (3)	451,000 (4)	N/A	1,434,673
Total	3,707,582	$13.86	5,379,662

(1) Includes the Allegheny Energy, Inc. 1998 Long-Term Incentive Plan and the Non-Employee Director Stock Plan.

(2) Includes shares granted to directors under the Non-Employee Director Stock Plan that were deferred.

(3) Includes the Stock Unit Plan.

(4) Includes unvested units awarded under the Stock Unit Plan.

For more information regarding these equity compensation plans, see "Compensation Discussion and Analysis" and "Non-Employee Director Compensation" above.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than 10% of a registered class of our equity securities to file reports with the SEC and the NYSE concerning their ownership of our common stock and other equity securities of the Company. Based on the Company's review of these filings, we believe that all of our directors, executive officers and stockholders who are subject to Section 16(a) filed such reports with respect to our common stock on a timely basis in 2007.

2008 PROPOSALS

Company Proposals

We intend to submit the following two proposals for approval by our stockholders at the meeting.

ITEM 2-RATIFICATION OF INDEPENDENT AUDITORS

By NYSE and SEC rules and under the Audit Committee's charter, selection of the Company's independent auditor is the direct responsibility of the Audit Committee. The Audit Committee also evaluates and monitors the independent auditors' qualifications, performance and independence. This evaluation includes a review and evaluation of the lead partner of the independent auditors. The Audit Committee also takes into account the opinions of management and the Director of the Company's internal audit department.

Consistent with its charter responsibilities, the Audit Committee completed a process in 2007 to select the Company's independent auditor for 2008. This process included consideration of major auditing firms in addition to PricewaterhouseCoopers LLP ("PwC"), which is the firm that the Audit Committee engaged to act as the Company's independent auditor for 2007.

After an extensive review process, on October 3, 2007, the Audit Committee appointed Deloitte & Touche LLP ("Deloitte") to audit our consolidated financial statements for the fiscal year ending December 31, 2008 and to perform other audit-related services. Following the Audit Committee's appointment, your Board voted unanimously to recommend that our stockholders vote to ratify the Audit Committee's selection of Deloitte as our independent auditors for 2008.

Also on October 3, 2007, the Audit Committee dismissed PwC as the Company's independent registered public accounting firm. PwC's dismissal became final on February 27, 2008 when PwC completed its procedures regarding the Company's audited financial statements for the year ending December 31, 2007 and the Annual Report on Form 10-K in which such financial statements were included. During the years ended December 31, 2007 and 2006, and through February 27, 2008, there were no (a) disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to PwC's satisfaction, would have caused PwC to make reference to the subject matter thereof in connection with its reports on the Company's financial statements for such years, or (b) reportable events, as described under Item 304(a)(1)(v) of Regulation S-K. The reports of PwC on the Company's consolidated financial statements as of and for the years ended December 31, 2007 and 2006 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. In addition, during the years ended December 31, 2007 and 2006 and through February 27, 2008, the Company did not consult with Deloitte regarding any of the matters or events set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

In addition, the Audit Committee and your Board have adopted a policy that if a majority of the votes cast at the 2008 annual meeting are against ratification, the Audit Committee will reconsider its selection of Deloitte. The Audit Committee will be under no obligation, however, to select new independent auditors. If our stockholders fail to ratify the selection, the Audit Committee will seek to understand the reasons that our stockholders did not ratify its selection of Deloitte and will take those views into account in this and future appointments.

It is anticipated that representatives of Deloitte and PwC will be present at the annual meeting and available to respond to appropriate questions from our stockholders and be given the opportunity to make a statement if they wish to do so.

Your Board recommends a vote FOR the ratification of the appointment of Deloitte as our independent auditor and will so vote proxies received that do not otherwise specify.

ITEM 3-APPROVAL OF THE ALLEGHENY ENERGY, INC. 2008 LONG-TERM INCENTIVE PLAN

Introduction

Your Board recommends that our stockholders approve the Allegheny Energy, Inc. 2008 Long-Term Incentive Plan (the "New Long-Term Plan"). The purpose of the New Long-Term Plan is to attract, motivate and retain our executive officers and key employees and to align their interests with the interests of our stockholders. Consistent with this view, the Compensation Committee recommended that your Board approve the New Long-Term Plan. On December 6, 2007, your Board unanimously adopted the New Long-Term Plan, subject to the approval of our stockholders at the annual meeting. It is the judgment of your Board that approval of the New Long-Term Plan is in the best interests of the Company and our stockholders.

We historically have granted equity awards under our 1998 Long-Term Incentive Plan, which was approved by our stockholders in 1998, and our Stock Unit Plan (together with the 1998 Long-Term Incentive Plan, the "Prior Plans"). Once approved, the New Long-Term Plan will become effective and no further awards will be made under the Prior Plans, and any awards granted under the Prior Plans will remain outstanding in accordance with their terms.

The following is a brief description of the New Long-Term Plan. The full text of the New Long-Term Plan is attached as Annex B to this proxy statement, and the following description is qualified in its entirety by reference to that Annex.

Plan Highlights

The New Long-Term Plan authorizes the grant of equity-based compensation to our directors and other key employees in the form of performance awards, stock options and stock appreciation rights, restricted shares and restricted stock units. In designing the New Long-Term Plan, we have incorporated a number of key features, which we believe demonstrate our commitment to effectively managing our equity compensation program and protecting the interests of our stockholders. Some of these key features are highlighted below and are more fully described below under the heading "Summary of the Plan."

- The New Long-Term Plan is designed to allow certain awards made under the plan to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code of 1986.
- The New Long-Term Plan will provide your Board or the Compensation Committee, as applicable, the discretion to grant "performance" awards. Performance awards are contingent on the achievement of certain predetermined performance targets that are related to our performance and/or the performance of an individual participant.
- Stock options and stock appreciation rights granted under the New Long-Term Plan must be granted at an exercise price or base price that is equal to or greater than the fair market value of the shares on the date of grant.
- The repricing of stock options and stock appreciation rights and the grant of any new award in substitution for or upon cancellation of stock options or stock appreciation rights that were previously granted by the Company is prohibited without stockholder approval.
- The New Long-Term Plan shall remain in effect until the tenth anniversary of the date on which the New Long-Term Plan is approved by our stockholders.

Summary of the Plan

Administration. Your Board has appointed the Compensation Committee to administer the New Long-Term Plan. The Compensation Committee has the sole discretion to interpret the New Long-Term Plan, establish and modify administrative rules, impose conditions and restrictions on awards and take such other actions as it deems necessary or advisable. The Compensation Committee may, subject to compliance with applicable legal requirements, delegate to any designated executive officer of the Company the power to determine the employees (other than himself or herself or any employee to whom such designated executive officer reports) to receive awards under the New Long-Term Plan and the types and amounts of such awards, subject in each case to the terms and conditions of the New Long-Term Plan. In addition, the full Board can perform any of the functions of the Compensation Committee under the New Long-Term Plan.

Participation and Eligibility. Directors and other key employees of the Company or any subsidiary will be eligible to participate in the New Long-Term Plan. The Compensation Committee shall have the authority to designate the participants and establish the terms of their awards. Approximately 275 employees and 9 non-employee directors are currently eligible for awards under the New Long-Term Plan.

Performance Awards. The Compensation Committee may grant performance awards to participants under such terms and conditions as it deems appropriate. A performance award entitles a participant to receive a payment, the amount of which is based upon the attainment of predetermined performance targets over a specified award period. Performance targets may be related to our performance or the performance of an individual participant. The performance targets will be determined by the Compensation Committee. Factors that will be considered when determining Company-related performance targets include one or more of the following: adjusted net income, operating income, operating expenses, return on investment, return on stockholders' equity, stock price appreciation, adjusted earnings before interest, taxes, depreciation and amortization, service unavailability, generator availability, OSHA recordable incident rate, customer satisfaction, relative total stockholder return, earnings per share and/or growth in earnings per share.

Stock Options and Stock Appreciation Rights. The Compensation Committee may grant non-qualified stock options, incentive stock options or stock appreciation rights ("SARs") to participants in such numbers, at such prices, and on such terms and subject to such conditions as it deems appropriate, provided that such terms and conditions are not inconsistent with the terms of the New Long-Term Plan. SARs may be granted in connection with stock options or on a freestanding basis. The exercise price per share for each stock option and the base price of each SAR granted on a freestanding basis must be equal to or greater than the fair market value of one share of our common stock on the date that the stock option or SAR is granted. The maximum term of stock options and SARs granted under the New Long-Term Plan is ten years from the date of grant.

Restricted Shares and Restricted Stock Units. The Compensation Committee may award to a participant restricted shares of our common stock or restricted stock units that are subject to the conditions and restrictions that are established by the Compensation Committee at the time of grant. Generally, the restricted shares and restricted stock units are subject to forfeiture if the participant does not meet certain conditions, such as continued employment over a specified forfeiture period and/or the attainment of specified performance targets or other criteria that the Compensation Committee shall establish. The performance targets established for restricted shares and restricted stock units will be based on one or more of the following criteria: adjusted net income, operating income, operating expenses, return on investment, return on stockholders' equity, stock price appreciation, adjusted earnings before interest, taxes, depreciation and amortization, service unavailability, generator availability, OSHA recordable incident rate, customer satisfaction, relative total stockholder return, earnings per share and/or growth in earnings per share.

Amount of Stock. The New Long-Term Plan initially provides for awards representing up to 4,600,000 shares of our common stock. Shares covering awards that expire, are forfeited or are cancelled will again be available for issuance under the New Long-Term Plan. Each share of common stock issued or to be issued in connection with any award other than an option or a SAR shall be counted as one share of common stock. Each share of common stock issued or to be issued in connection with any option or SAR shall be counted as 0.49 of a share of common stock. The number of shares available for issuance under the New Long-Term Plan shall be subject to anti-dilution adjustments upon the occurrence of certain significant Company events specified in the New Long-Term Plan (including any recapitalization, merger, consolidation or other change in capitalization with a similar substantive effect on the New Long-Term Plan or the awards granted under the New Long-Term Plan).

Change in Control. Unless otherwise specified in the applicable award agreement, in the event of a change in control, all awards granted under the New Long-Term Plan shall become immediately exercisable and vested.

Amendment and Termination. The New Long-Term Plan shall remain in effect until the tenth anniversary of the date on which the New Long-Term Plan is approved by our stockholders. Your Board may terminate the New Long-Term Plan at any time. Your Board also may amend the New Long-Term Plan, but may not, without prior approval of our stockholders, (a) increase the total number of shares of our common stock which may be issued or delivered under the New Long-Term Plan, (b) increase the total number of shares which may be covered by awards to any one participant, or (c) change the minimum option exercise price or base price of a stock appreciation right or otherwise reprice an outstanding award.

Transferability. Generally, a participant's rights and interests under the New Long-Term Plan may not be assigned or transferred (other than by will or the laws of descent and distribution or to certain *inter vivos* trusts).

Plan Benefits. Future benefits or amounts that will be received by any participant under the New Long-Term Plan, as well as the amounts that would have been so received or allocated had the New Long-Term Plan been in effect last year are not presently determinable.

Registration with the SEC. We intend to file a Registration Statement on Form S-8 relating to the issuance of shares of common stock under the New Long-Term Plan with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, as soon as is practicable after approval of the New Long-Term Plan by our stockholders.

Federal Income Tax Consequences

The grant of an option or stock appreciation right will create no tax consequences for the participant or the Company. A participant will have no taxable income upon exercise of an incentive stock option, except that the alternative minimum tax may apply. Upon exercise of an option other than an incentive stock option, a participant generally must recognize ordinary income equal to the fair market value of the shares acquired minus the exercise price. Upon a disposition of shares acquired by exercise of an incentive stock option before the end of the applicable incentive stock option holding periods, the participant generally must recognize ordinary income equal to the lesser of (1) the fair market value of the shares at the date of exercise minus the exercise price or (2) the amount realized upon the disposition of the incentive stock option shares minus the exercise price. Otherwise, a participant's disposition of shares acquired upon the exercise of an option (including an incentive stock option for which the incentive stock option holding periods are met) generally will result in only capital gain or loss. Other awards under the New Long-Term Plan, including non-qualified options and stock appreciation rights, generally will result in ordinary income to the participant at the later of the time of delivery of cash, shares, or other awards, or the time that either the risk of forfeiture or restriction on transferability lapses on previously delivered cash, shares, or other awards. Except as discussed below, the Company generally will be entitled to a tax deduction equal to the amount recognized as ordinary income by the participant in connection with an option, stock appreciation rights, or other award, but will be entitled to no tax deduction relating to amounts that represent a capital gain to a participant. Thus, the Company will not be entitled to any tax deduction with respect to an incentive stock option if the participant holds the shares for the incentive stock option holding periods.

Section 162(m) generally allows the Company to obtain tax deductions without limit for performance-based compensation. The Company intends that options and stock appreciation rights, and, subject to stockholder approval of the performance goals described in this proxy statement, restricted stock units and contingent long-term performance awards granted under the New Long-Term Plan will continue to qualify as performance-based compensation not subject to the $1 million deductibility cap in Section 162(m). A number of requirements must be met in order for particular compensation to so qualify, however, so there can be no assurance that such compensation under the New Long-Term Plan will be fully deductible under all circumstances. In addition, other awards under the New Long-Term Plan, such as restricted stock and other stock-based awards, generally may not qualify, so that compensation paid to executive officers in connection with such awards may not be deductible.

This general tax discussion is intended for the information of a stockholder considering how to vote with respect to this proposal and not as tax guidance to participants in the New Long-Term Plan. Different tax rules may apply to specific participants and transactions under the New Long-Term Plan, particularly in jurisdictions outside the United States. Accordingly, participants should consult with their own tax advisors with respect to the tax consequences inherent in the ownership and exercise of the awards, and the ownership and disposition of any underlying securities.

Equity Compensation Plan Information

This table provides certain information as of March 7, 2008 with respect to our 1998 Long-Term Incentive Plan:

Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
3,236,409	$22.83	3,180,337

Your Board recommends a vote FOR the approval of the Allegheny Energy, Inc. 2008 Long-Term Incentive Plan and will so vote proxies received that do not otherwise specify.

Stockholder Proposal

The following proposal, reproduced verbatim, has been submitted by one stockholder for inclusion in this proxy statement.

The following stockholder proposal contains assertions that we believe are incorrect. We are not responsible for the accuracy or content of the stockholder proposal or supporting statement. We also have not attempted to refute all of the inaccuracies. However, after careful consideration, your Board has recommended a vote against the stockholder proposal for the reasons set forth following the proposal. The name and address of the stockholder submitting the proposal, as well as the number of shares held, will be furnished by us to any stockholder promptly upon the receipt of any oral or written request therefor.

A stockholder submitting a proposal must appear personally or by proxy at the meeting to move the proposal for consideration. The stockholder proposal will be approved if it is introduced and voted on at the meeting and it receives the affirmative vote of a majority of all the votes cast on the matter.

4 – Shareholder Say on Executive Pay

RESOLVED, that shareholders of our company request our board to adopt a policy to give shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers (NEOs) set forth in the proxy statement's Summary Compensation Table (SCT) and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

Investors are increasingly concerned about mushrooming executive pay which often appears to be insufficiently aligned with the creation of shareholder value. As a result, shareholders filed more than 60 "say on pay" resolutions with companies in 2007, averaging a 42% vote. In fact, seven resolutions exceeded a majority vote. Verizon Communications (VZ) and Aflac (AFL) took the lead and decided to present such a resolution to a shareholder vote.

A bill to provide for annual advisory votes on executive pay passed in the U.S. House of Representatives by a 2-to-1 margin.

I believe this proposal has particular application to our company. The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, was concerned about our high CEO Pay - $18 million and its lack of relationship to performance.

Unfortunately our directors prevented us from voting on this topic in 2007 by capitalizing on a technicality. Please see the SEC No Action File: Allegheny Energy, Inc. (January 30, 2007) which is available through SECnet http://www.wsb.com.

I believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In the United Kingdom, in contrast to U.S. practices, public companies allow shareholders to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

If investors wish to register opposition to a pay package(s) in the previous year, withholding votes from compensation committee members who are standing for reelection is a blunt and insufficient instrument for registering dissatisfaction.

Accordingly, I urge our board to allow shareholders to express their opinion about senior executive compensation by establishing an annual referendum process. The results of such a vote could provide our board with useful information about shareholder views on our company's senior executive compensation, as reported each year.

ITEM 4-YOUR BOARD UNANIMOUSLY RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

Your Board's Response

Your Board has considered this proposal and believes that its adoption is unnecessary and redundant, because your Board already has in place an effective means for our stockholders to communicate with your entire Board, the Compensation Committee or with individual directors on executive compensation or any other matter.

The proposal requests that your Board provide an advisory resolution to allow a non-binding vote that would not affect any compensation paid or awarded to our Named Executive Officers.

The Company supports the goal of giving stockholders the opportunity to provide feedback related to executive compensation and believes that our stockholders currently have the ability to provide such feedback. As described on page 11 of this proxy statement, stockholders have various means, including e-mail and written correspondence, to communicate with your entire Board, the Compensation Committee or with individual directors. Your Board believes that by means of these communications, stockholders can provide your Board and the Compensation Committee with specific feedback regarding the Company's executive compensation philosophy and practices, as opposed to an "advisory" vote that would not provide any meaningful insight into specific stockholder concerns.

Your Board also recognizes that executive compensation is a key corporate governance issue and is committed to best practices in executive compensation. As described in detail in the Compensation Discussion and Analysis section above, the Company provides detailed and complete disclosure not only of its executive compensation practices and policies but of each element of compensation paid to our Named Executive Officers.

The Compensation Committee, which consists entirely of independent directors, is responsible for evaluating and approving executive officer compensation. The Compensation Committee has retained compensation consultants to provide independent advice and analysis on executive officer compensation matters, including information about the compensation practices at companies with whom the Company competes for talented executives. The Company's executive compensation program provides long-term incentives tied to performance, takes into account the levels and forms of compensation necessary to recruit and retain talented executives in the competitive environment in which we operate, and responds to individual performance and circumstances. Your Board believes that it is important to preserve the flexibility of the Company's executive compensation program while your Board exercises appropriate oversight of executive compensation and stockholders receive full disclosure in this area. Your Board believes that the existing system for determination and disclosure of executive compensation meets these objectives.

The Company operates in a competitive environment and our success is closely correlated with the recruitment and retention of talented employees and a strong executive management team. A competitive compensation program is therefore essential to the Company's long-term performance. Adoption of an advisory vote could lead to a perception among our executive officers and others for which we compete that compensation opportunities at the Company may be limited, especially as compared with opportunities at companies that have not adopted this practice, and it may impede our ability to recruit and retain critical personnel. We currently are not aware of any competitor in our peer group that has adopted the practice of having an advisory vote on executive compensation.

The proposed advisory vote also would not provide the Company with any meaningful insight into specific stockholder concerns regarding executive compensation. Such an advisory vote would not effectively communicate any particular stockholder views about our executive compensation programs and would not provide any clear indication of, or context necessary to interpret, the meaning of the vote. Therefore, due to this vagueness, even if this proposal receives stockholder approval, the proposed advisory vote would not provide any benefit to our stockholders because it would be unclear to your Board about how to change the Company's current policies or practices to implement the proposal. Instead of encouraging stockholders to take advantage of the Company's current direct communication policy, the proposal advocates substituting a narrower, more confusing and less effective mechanism.

Accordingly, your Board believes this proposal is unnecessary and redundant. Your Board believes that the current means of communications provided to our stockholders and the extensive compensation-related disclosure in this proxy statement already address the underlying concerns of this proposal.

For these reasons, your Board unanimously recommends that our stockholders vote AGAINST this proposal and will so vote proxies received that do not otherwise specify.

DEADLINE FOR STOCKHOLDER PROPOSALS FOR THE 2009 ANNUAL MEETING

The deadline for stockholders to submit a proposal for inclusion in our proxy statement for the 2009 annual meeting is November 24, 2008. Any proposals intended to be included in the proxy statement for the 2009 annual meeting must be received by the Company on or before that date. Stockholders should refer to the SEC rules, which set standards for eligibility and specify the types of proposals that are not appropriate for inclusion in the proxy statement.

If you would like to submit a stockholder proposal, you may do so by sending the proposal in writing during the periods specified above to the attention of the Secretary of the Company, Allegheny Energy, Inc., 800 Cabin Hill Drive, Greensburg, PA 15601.

ADVANCE NOTICE PROCEDURES

Under our bylaws, proposals made by our stockholders and nominations for election of directors made by stockholders at any annual meeting of stockholders will be considered only if advance notice has been given and these proposals or nominations are otherwise proper for consideration under applicable law and our Charter and bylaws. Notice of any proposal to be presented by any stockholder or of the name of any person to be nominated by any stockholder for election as a director of the Company at any meeting of stockholders must be delivered to the Secretary of the Company at our principal executive office not less than 90 nor more than 120 days prior to the first anniversary of the mailing of the notice for the preceding year's annual meeting. In order to be considered at the next annual meeting, stockholder proposals must be received no later than December 24, 2008 and no earlier than November 24, 2008.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS SHARING AN ADDRESS

Only one copy of this proxy statement and our annual report are being sent to our stockholders who share a single address unless we have received contrary instructions from any stockholder at that address. Each stockholder will continue to receive a separate proxy card. This procedure, referred to as "householding," is intended to reduce the volume of duplicate information stockholders receive and also to reduce expenses. The Company has instituted this procedure for all stockholders of record.

If one set of these documents was sent to your household, and one or more of you would prefer to receive your own set, please contact our stock transfer agent, BNY Mellon Shareowner Services, by telephone at (800) 648-8389 or by mail at P.O. Box 358015, Pittsburgh, PA 15252-8015.

If your shares are held by a bank, broker or other holder of record, please contact your bank, broker or other holder of record directly if you have questions about delivery of materials, require additional copies of this proxy statement or annual report, or wish to receive multiple copies of reports by stating that you do not consent to householding.

OTHER MATTERS

Your Board is not aware of any other matters which may come before this annual meeting of stockholders. If any other matters properly come before the annual meeting, it is the intention of the persons named in the proxy to vote the proxy thereon in accordance with their discretion.

We will bear the cost of solicitation of proxies. In addition to the use of the mails, proxies may be solicited by officers, directors and regular employees of the Company and our subsidiaries personally, by telephone or other means, and we may reimburse persons holding stock in their names or in the names of their nominees for their expenses in sending soliciting material to their principals.

It is important that proxies be returned promptly. Stockholders are urged to mark, date, sign and return the proxy immediately, or to authorize their proxies via the Internet or by telephone. Stockholders do not need to affix any postage if the proxy is mailed in the enclosed envelope in the United States. Please see the proxy card or voting instruction form accompanying this proxy statement for specific instructions on how to cast your vote by any of these methods.

Proxies authorized via the Internet or by telephone must be received by 11:59 p.m., on May 14, 2008. Authorizing your proxy via the Internet or by telephone will not affect your right to vote in person should you decide to attend and vote at the annual meeting.

The Internet and telephone proxy authorization procedures are designed to authenticate our stockholders' identities, to allow our stockholders to give their proxy authorization instructions and to confirm that stockholders' instructions have been recorded properly. We have been advised that the Internet and telephone voting procedures that have been made available to you are consistent with the requirements of applicable law. Stockholders authorizing their proxies via the Internet and by telephone should understand that there may be costs associated with authorizing proxies in these manners, such as usage charges from Internet access providers and telephone companies, that must be borne by the stockholder.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 15, 2008: Our proxy statement, annual report to our stockholders and Form 10-K for fiscal year 2007 are available on our website at www.alleghenyenergy.com/proxymaterials.

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Adopted March 4, 2004
Revised February 24, 2005

ALLEGHENY ENERGY, INC.
POLICY REGARDING DIRECTOR INDEPENDENCE DETERMINATIONS

The Board of Directors (the "Board") of Allegheny Energy, Inc. (together with its consolidated subsidiaries, the "Company") will make determinations as to which of its members are "independent" under the rules of the New York Stock Exchange, Inc. (the "NYSE") on an annual basis at the time the Board approves director nominees for inclusion in the proxy statement issued in connection with the annual meeting of stockholders and, if a director is appointed to the Board between annual meetings, at the time of such appointment. The Board must also determine that members of the Audit Committee meet the additional requirements of the NYSE and Rule 10A-3 under the *Securities Exchange Act of 1934*, as set forth in the Audit Committee Charter.

The Board may determine a director to be independent only if the Board affirmatively determines that the director has no material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company).

The Board, pursuant to the recommendation of the Nominating and Governance Committee, has established the following standards to assist it in determining independence. The "**absolute rules**" set forth below reflect the independence requirements mandated by the NYSE. If a director has a relationship that violates any of these absolute rules, then that director will not be considered independent, regardless of whether the relationship would otherwise be deemed not material by any other standard. By contrast, the "**guidelines**" set forth below establish non-exclusive "safe harbors" for certain relationships meeting specified conditions, allowing the Board to determine without further inquiry that such relationships are not material and/or would not cause a director not to be independent.

The fact that a particular relationship is not specifically addressed by any of the guidelines or exceeds the thresholds of the applicable guidelines shall not create a presumption that the director is or is not independent. The Board will determine whether, after taking into account all relevant facts and circumstances, relationships or transactions that are not specifically addressed by the guidelines or that exceed the thresholds of the applicable guidelines are, in the Board's judgment, material, and therefore whether the affected director is independent. The Company will identify which directors are independent and disclose in its next annual proxy statement for the election of directors the basis for any Board determination that any such relationship was not material.

1. Employment/Other Compensation

Absolute Rule. A director will not be considered independent if:

A. such director is or has been an employee of, or has an immediate family member who is or has been an executive officer of, the Company within the last three years;

B. such director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from the Company except as specifically set forth in the Exception below;

C. (1) such director or an immediate family member is a current partner of the firm that is the Company's internal or external auditor; or (2) such director is a current employee of such firm; or (3) such director has an immediate family member who is a current employee of such firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (4) such director or an immediate family member was, within the last three years (but is no longer), a partner or employee of such firm and personally worked on the Company's audit within that time; or

D. such director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the Company's present executive officers at the same time serves or served on that company's compensation committee.

Exception. The receipt by a director of director and committee fees, including regular benefits received by other directors, and pension or other forms of deferred compensation for prior service (provided that such compensation is not in any way contingent on continued service), from the Company shall not be deemed to be a material relationship or transaction that would cause such director not to be independent.

2. Business Relationships

Absolute Rule. A director will not be considered independent if such director is a current employee of, or an immediate family member is a current executive officer of, a company that has made payments to, or received payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues.

Guidelines. A relationship arising solely from the following relationships or transactions shall not be deemed a material relationship or transaction that would cause a director not to be independent:

A. a director's status as an executive officer, employee or equity owner of a company that has made payments to or received payments from the Company, so long as the payments made or received during any of the past three fiscal years are not in excess of the greater of $1 million or 2% of the other entity's consolidated gross revenues for the entity's fiscal year in which the payments were made;

B. a director's ownership of an equity or limited partnership interest in a party that engages in a transaction with the Company, so long as: (1) such director's ownership interest does not exceed 5% of the total equity or partnership interests in that other party, or (2) any payments made by or received from the Company during any of the past three fiscal years are not in excess of the greater of $1 million or 2% of such other party's consolidated gross revenues for the fiscal year in which such payments were made; provided, however, that this exception does not apply to a director's ownership of an equity or limited partnership interest in a law firm, consulting firm or other professional organization; or

C. a director's position as a director or advisory director (or similar position) of another for-profit corporation or organization that engages in a transaction with the Company, so long as any payments made by or received from the Company during any of the past three fiscal years are not in excess of the greater of $1 million or 2% of such corporation's or organization's consolidated gross revenues for the fiscal year in which such payments were made.

3. Customer Relationships

Guideline. A relationship arising solely from the director's status as a customer of the Company shall not be deemed to be a material relationship or transaction that would cause a director not to be independent so long as the goods and/or services involved are provided by the Company in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons or are determined by competitive bids, or where the transaction involves the rendering of services as a common or contract carrier or public utility at rates charged or fixed in conformity with law or governmental authority.

4. Charitable Contributions

Guideline. A relationship arising solely from a director's affiliation with a charitable organization that receives contributions from the Company shall not be deemed a material relationship or transaction that would cause a director not to be independent so long as such contributions (other than employee matching contributions) for a particular fiscal year are not in excess of the greater of $1 million or 2% of the organization's consolidated gross revenues for such fiscal year.

5. Indebtedness

Guideline. A relationship arising solely from a director's status as an executive officer, employee or equity owner of a company to which the Company and its subsidiaries were indebted at the end of the Company's last full fiscal year shall not be deemed a material relationship or transaction that would cause a director not to be independent so long as the aggregate amount of the indebtedness is not in excess of 5% of the Company's total consolidated assets.

6. Other Transactions

Guidelines. Any other relationship or transaction that is not covered by any of absolute rules or guidelines set forth above for which any of the following applies shall not be deemed to be a material relationship or transaction that would cause a director not to be independent:

A. the amount involved does not exceed $60,000 in any fiscal year;

B. the relationship or transaction is between an immediate family member of the director and the Company and the above absolute rules and guidelines would permit the relationship or transaction to occur between the director and the Company; or

C. the Board determines, after taking into account all relevant facts and circumstances, that the existence of such relationship or transaction would not impair the director's exercise of independent judgment.

Definitions

For purposes of this Policy:

"**Equity owner of a company**" means an individual or organization that possess the right to share in a company's profits. Equity owner of a company includes, but is not limited to, owning common or preferred stock in a corporation or other ownership or profit interest in a company (including partnership, member or trust interest therein).

"**Executive officer**" means an entity's president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the entity in charge of a principal business unit, division or function, any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the entity. See Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended.

"**Immediate family members**" of a director means the director's spouse, parents, children, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law, sisters-in-law and anyone (other than domestic employees) who shares the director's home. When applying the look-back provisions of the standards, persons who are no longer immediate family members as a result of legal separation or divorce or those who have died or become incapacitated shall not be considered.

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ALLEGHENY ENERGY, INC.
2008 LONG-TERM INCENTIVE PLAN

ARTICLE I

Purpose and Adoption of the Plan

1.01 Purpose. The purpose of the Allegheny Energy, Inc. 2008 Long-Term Incentive Plan (as the same may be amended from time to time, the "Plan") is to assist Allegheny Energy, Inc., a Maryland corporation (the "Company"), and its Subsidiaries (as defined below) in attracting and retaining highly competent key employees and directors and to act as an incentive in motivating selected key employees and directors of the Company and its Subsidiaries (as defined below) to achieve long-term corporate objectives.

1.02 Adoption and Term. The Plan has been approved by the Board of Directors of the Company (the "Board") to be effective as of the date of approval of the Plan by the stockholders of the Company (the "Effective Date"). The Plan shall remain in effect until the tenth anniversary of the Effective Date; provided, however, that, to the extent necessary to comply with the requirements of Section 162(m) of the Code (as defined below), the provisions of ARTICLE VII and ARTICLE VIII with respect to performance-based awards to "covered employees" under Section 162(m) of the Code shall expire as of the fifth anniversary of the Effective Date (unless subsequently submitted to, and approved by, the Company's stockholders).

ARTICLE II

Definitions

For the purposes of this Plan, capitalized terms shall have the following meanings:

2.01 "Acquiring Corporation" shall have the meaning given to such term in Section 9.08(b).

2.02 "Award" means any grant to a Participant of one or a combination of Non-Qualified Stock Options or Incentive Stock Options or Stock Appreciation Rights described in ARTICLE VI, Restricted Shares and Restricted Stock Units described in ARTICLE VII and Performance Awards described in ARTICLE VIII.

2.03 "Award Agreement" means a written or electronic agreement between the Company and a Participant or a written or electronic notice from the Company to a Participant specifically setting forth the terms and conditions of an Award granted under the Plan.

2.04 "Award Period" means, with respect to an Award, the period of time set forth in the Award Agreement during which specified target performance goals must be achieved or other conditions set forth in the Award Agreement must be satisfied.

2.05 "Beneficiary" means an individual, trust or estate who or which, by a written designation of the Participant filed with the Company or by operation of law, succeeds to the rights and obligations of the Participant under the Plan and an Award Agreement upon the Participant's death.

2.06 "Board" shall have the meaning given to such term in Section 1.02.

2.07 "Change in Control" shall be deemed to have occurred at such time as (i) any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 25% or more of the combined voting power of the Company Voting Securities; or (ii) during any period of not more than two years, individuals who constitute the Board as of the beginning of the period and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in clause (i) or (iii) of this sentence) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at such time or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or (iii) the stockholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the Company Voting Securities outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 50% of the combined voting power of the Company Voting Securities or the voting securities of such surviving entity outstanding immediately after such merger or consolidation, or the stockholders of the Company approve a plan of complete liquidation of the Company or any agreement for the sale or disposition by the Company of all or substantially all of the Company's assets.

2.08 "Code" means the Internal Revenue Code of 1986, as amended. References to a section of the Code include that section and any comparable section or sections of any future legislation that amends, supplements or supersedes said section.

2.09 "Committee" means the committee established in accordance with Section 3.01; provided, however, that with respect to Awards that are intended to be "qualified performance-based compensation" under Section 162(m) of the Code, the "Committee" means a committee that consists of two or more persons appointed by the Board, all of whom shall be "outside directors," as defined under Section 162(m) of the Code and related regulations and "non-employee" directors as defined under Rule 16b-3 promulgated under the Exchange Act.

2.10 "Company" shall have the meaning given to such term in Section 1.01.

2.11 "Common Stock" means Common Stock of the Company.

2.12 "Company Voting Securities" means the combined voting power of all outstanding securities of the Company entitled to vote generally in the election of directors of the Company.

2.13 "Date of Grant" means the date as of which the Committee grants an Award. If the Committee contemplates an immediate grant to a Participant, the Date of Grant shall be the date of the Committee's action. If the Committee contemplates a date on which the grant is to be made other than the date of the Committee's action, the Date of Grant shall be the date so contemplated and set forth in or determinable from the records of action of the Committee; provided, however, that the Date of Grant shall not precede the date of the Committee's action.

2.14 "Effective Date" shall have the meaning given to such term in Section 1.02.

2.15 "Exchange Act" means the Securities Exchange Act of 1934, as amended.

2.16 "Exercise Price" shall have the meaning given to such term in Section 6.01(b).

2.17 "Fair Market Value" means, as of any applicable date, the closing price per share of the Common Stock as quoted in the NYSE-Composite Transactions listing in The Wall Street Journal (or such other reliable publication as the Committee, in its discretion, may determine to rely upon) for the date as of which Fair Market Value is to be determined. If there are no sales on such date, then Fair Market Value shall be the closing price per share of the Common Stock as so quoted on the Date of Grant. If the Common Stock is not listed on the New York Stock Exchange on the date as of which Fair Market Value is to be determined, the Committee shall in good faith determine the Fair Market Value of the Common Stock on such date. Fair Market Value shall be determined without regard to any restriction other than a restriction which, by its terms, will never lapse. Notwithstanding the foregoing, in the case of Options granted in connection with the assumption by the

Company of stock options of acquired companies, as described in Section 9.08(c), the Committee may determine that the term "Fair Market Value" shall have the same meaning as is given to such term under the provisions of such assumed stock option. All determinations regarding Fair Market Value of shares of Common Stock shall be consistent with the requirements of Section 409A of the Code and its corresponding regulations and related guidance.

2.18 "Incentive Stock Option" means a stock option within the meaning of Section 422 of the Code.

2.19 "Merger" means any merger, reorganization, consolidation, share exchange, transfer of assets or other transaction having similar effect involving the Company.

2.20 "Non-Qualified Stock Option" means a stock option which is not an Incentive Stock Option.

2.21 "Options" means all Non-Qualified Stock Options and Incentive Stock Options granted at any time under the Plan.

2.22 "Participant" means a person designated to receive an Award under the Plan in accordance with Section 5.01.

2.23 "Performance Awards" means Awards granted in accordance with ARTICLE VIII.

2.24 "Plan" shall have the meaning given to such term in Section 1.01.

2.25 "Pool Limit" shall have the meaning given to such term in Section 4.01.

2.26 "Restricted Shares" means Common Stock subject to restrictions imposed in connection with Awards granted under ARTICLE VII.

2.27 "Restricted Stock Unit" means a Participant's contractual right to receive a stated number of shares of Common Stock or, if provided by the Committee on the Date of Grant, cash equal to the Fair Market Value of such shares of Common Stock, under the Plan at the end of a specified period of time that is forfeitable by the Participant until the completion of a specified period of future service, or until otherwise determined by the Committee or in accordance with the Plan and the applicable Award Agreement.

2.28 "Retirement" means early or normal retirement under a pension plan or arrangement of the Company or one of its Subsidiaries in which the Participant participates.

2.29 "Stock Appreciation Right" means, with respect to shares of Common Stock, the right to receive a payment from the Company in cash and/or shares of Common Stock equal to the product of (i) the excess, if any, of the Fair Market Value of one share of Common Stock on the exercise date over a specified base price fixed by the Committee on the Date of Grant, multiplied by (ii) a stated number of shares of Common Stock.

2.30 "Subsidiary" means a subsidiary of the Company within the meaning of Section 424(f) of the Code.

2.31 "Termination of Employment" means the voluntary or involuntary termination of a Participant's employment with the Company or a Subsidiary for any reason, including death, disability, retirement or as the result of the divestiture of the Participant's employer or any similar transaction in which the Participant's employer ceases to be the Company or one of its Subsidiaries. A leave of absence approved in accordance with Company policy shall not be deemed a Termination of Employment. Whether entering military or other government service shall constitute Termination of Employment, or whether a Termination of Employment shall occur as a result of disability, shall be determined in each case by the Committee in its sole discretion. In the case of a director who is not an employee of the Company or a Subsidiary, Termination of Employment shall mean voluntary or involuntary cessation of Board service for any reason. Notwithstanding the foregoing, Termination of Employment for purposes of determining whether an Award that is "deferred compensation" and subject to Section 409A of the Code is payable from the Plan means a "separation from service" as determined under Section 409A of the Code and its corresponding regulations and related guidance.

ARTICLE III

Administration

3.01 Committee. The Plan shall be administered by a committee of the Board (the "Committee") comprised of at least two directors of the Company. The Committee shall have exclusive and final authority in each determination, interpretation or other action affecting the Plan and its Participants. The Committee shall have the sole discretionary authority to interpret the Plan, to establish and modify administrative rules for the Plan, to impose such conditions and restrictions on Awards as it determines appropriate, and to take such steps in connection with the Plan and Awards granted hereunder as it may deem necessary or advisable. Subject to compliance with applicable legal requirements, the Committee may (i) delegate to any designated executive officer of the Company the power to determine the employees (other than himself or herself or any employee to whom such designated executive officer reports) to receive Awards under the Plan and the types and amounts of such Awards, subject in each case to the terms and conditions of the Plan, and (ii) delegate to a committee or individual the authority to carry out ministerial functions in respect of the Plan and Awards granted under the Plan. In addition, the Board may exercise any of the authority conferred upon the Committee hereunder. In the event of any such delegation of authority or exercise of authority by the Board, references in the Plan to the Committee shall be deemed to refer to the delegate of the Committee or the Board, as the case may be.

ARTICLE IV

Shares

4.01 Number of Shares Issuable. Subject to Section 4.02 and adjustments in accordance with Section 9.08, the maximum aggregate number of shares of Common Stock initially authorized to be issued under the Plan shall be 4,600,000 shares of Common Stock (the "Pool Limit"). The shares to be offered under the Plan shall be authorized and unissued shares of Common Stock, or issued shares of Common Stock which will have been reacquired by the Company.

4.02 Treatment of Awards. Each share of Common Stock issued or to be issued in connection with any Award other than an Option or a Stock Appreciation Right shall be counted against the Pool Limit as one share of Common Stock. Each share of Common Stock issued or to be issued in connection with any Option or Stock Appreciation Right shall be counted against the Pool Limit as 0.49 of a share of Common Stock. For these purposes, the number of shares of Common Stock taken into account with respect to a Stock Appreciation Right shall be the number of shares of Common Stock underlying the Stock Appreciation Right at grant, and not the final number of shares of Common Stock delivered upon exercise of the Stock Appreciation Right. Any shares of Common Stock previously the subject of an Award that again become available for grant pursuant to Section 4.03 shall be added back to the Pool Limit in the same proportion, and using the same multiplier, pursuant to which such Awards reduced the shares of Common Stock in the Pool Limit.

4.03 Shares Subject to Terminated Awards. Shares of Common Stock covered by any unexercised portions of terminated Options (including canceled Options) granted under ARTICLE VI, shares of Common Stock forfeited as provided in Section 7.02(d) and shares of Common Stock subject to any Award that are otherwise surrendered by a Participant or terminated may be subject to new Awards under the Plan. If any shares of Common Stock are withheld from those otherwise issuable or are tendered to the Company, by attestation or otherwise, in connection with the exercise of an Option, the gross number of shares of Common Stock covered by the award as issued or portion thereof exercised shall be deemed delivered for purposes of determining the maximum number of shares available for delivery under the Plan.

4.04 Prohibition Against Repricing. Except to the extent (i) approved in advance by holders of a majority of the shares of the Company entitled to vote generally in the election of directors or (ii) pursuant to Section 9.08, the Committee shall not have the power or authority to reduce, whether through amendment or otherwise, the exercise price of any outstanding Option or base price of any outstanding Stock Appreciation Right or to grant any new Award in substitution for or upon the cancellation of Options or Stock Appreciation Rights previously granted.

ARTICLE V

Participation

5.01 Eligible Participants. Participants in the Plan shall be such key employees and directors of the Company and its Subsidiaries as the Committee, in its sole discretion, may designate from time to time. The Committee's designation of a Participant in any year shall not require the Committee to designate such person to receive Awards in any other year. The designation of a Participant to receive an Award under a portion of the Plan does not require the Committee to include such Participant under other portions of the Plan. The Committee shall consider such factors as it deems pertinent in selecting Participants and in determining the types and amounts of their respective Awards. Subject to adjustment in accordance with Section 9.08, during any calendar year no Participant shall be granted Awards in respect of more than 1,000,000 shares of Common Stock (whether through grants of Options or other Awards of Common Stock or rights with respect thereto); provided, however, that if it is the Committee's intention as of the Date of Grant of an Award, as evidenced by the applicable Award Agreement, that such Award shall be earned by the Participant over a period of more than one calendar year, then for purposes of applying the foregoing per calendar year share limitation, the shares of Common Stock subject to such Award shall be allocated to the first calendar year in which such shares may be earned (determined without regard to possible vesting as a result of a Change in Control or pursuant to any provision of this Plan authorizing the Committee to accelerate the vesting of an Award). In the case of Awards that are denominated in cash, during any calendar year no Participant shall be granted Awards with a dollar value in excess of the Fair Market Value of 1,000,000 shares of Common Stock (such Fair Market Value determined as of the Date of Grant of the Awards).

ARTICLE VI

Stock Options and Stock Appreciation Rights

6.01 Option Awards.

(a) Grant of Options. The Committee may grant, to such Participants as the Committee may select, Options entitling the Participants to purchase shares of Common Stock from the Company in such numbers, at such prices, and on such terms and subject to such conditions, not inconsistent with the terms of the Plan, as may be established by the Committee. The terms of any Option granted under the Plan shall be set forth in an Award Agreement.

(b) Exercise Price of Options. The exercise price of each share of Common Stock which may be purchased upon exercise of any Option granted under the Plan (the "Exercise Price") shall be determined by the Committee; provided, however, that, except in the case of any substituted Options described in Section 9.08(c), the Exercise Price shall in all cases be equal to or greater than the Fair Market Value on the Date of Grant.

(c) Designation of Options. Except as otherwise expressly provided in the Plan, the Committee may designate, at the time of the grant of an Option, such Option as an Incentive Stock Option or a Non-Qualified Stock Option; provided, however, that an Option may be designated as an Incentive Stock Option only if the applicable Participant is an employee of the Company or a Subsidiary on the Date of Grant.

(d) Special Incentive Stock Option Rules. No Participant may be granted Incentive Stock Options under the Plan (or any other plans of the Company and its Subsidiaries) that would result in Incentive Stock Options to purchase shares of Common Stock with an aggregate Fair Market Value (measured on the Date of Grant) of more than $100,000 first becoming exercisable by such Participant in any one calendar year. Notwithstanding any other provision of the Plan to the contrary, no Incentive Stock Option shall be granted to any person who, at the time the Option is granted, owns stock (including stock owned by application of the constructive ownership rules in Section 424(d) of the Code) possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Subsidiary, unless at the time the Incentive Stock Option is granted the Exercise Price is at least 110% of the Fair Market Value on the Date of Grant of the Common Stock subject to the Incentive Stock Option and the Incentive Stock Option by its terms is not exercisable for more than five years from the Date of Grant.

6.02 Stock Appreciation Rights.

(a) Grant of Stock Appreciation Rights. The Committee may grant, to such Participants as the Committee may select, Stock Appreciation Rights on such terms and subject to such conditions, not inconsistent with the terms of the Plan, as may be established by the Committee. Stock Appreciation Rights may be granted in tandem with Options which, unless otherwise determined by the Committee at or after the Date of Grant, shall have substantially similar terms and conditions to such Options to the extent applicable, or may be granted on a freestanding basis, not related to any Option. The terms of any Stock Appreciation Right granted under the Plan shall be set forth in an Award Agreement.

(b) Base Price. The base price for any Stock Appreciation Right shall be determined by the Committee; provided that, except in the case of any substituted Award described in Section 9.08(c), the base price shall in all cases be equal to or greater than the Fair Market Value on the Date of Grant.

6.03 Terms of Stock Options and Stock Appreciation Rights.

(a) Conditions on Exercise. An Award Agreement with respect to Options or Stock Appreciation Rights may contain such waiting periods, exercise dates and restrictions on exercise (including, but not limited to, periodic installments) as may be determined by the Committee at the time of grant.

(b) Duration of Options and Stock Appreciation Rights. Options and Stock Appreciation Rights shall terminate after the first to occur of the following events:

(i) Termination of the Award as provided in Section 6.03(e) following the Participant's Termination of Employment; or

(ii) Ten years from the Date of Grant.

(c) Acceleration of Exercise Time. The Committee, in its sole discretion, shall have the right (but shall not in any case be obligated), exercisable at any time after the Date of Grant, to permit the exercise of any Option or Stock Appreciation Right prior to the time such Option or Stock Appreciation Right would otherwise become exercisable under the terms of the related Award Agreement.

(d) Extension of Exercise Time. In addition to the extensions permitted under Section 6.03(e) in the event of Termination of Employment, the Committee, in its sole discretion, shall have the right (but shall not in any case be obligated), exercisable on or at any time after the Date of Grant, to permit the exercise of any Option or Stock Appreciation Right after its expiration date described in Section 6.03(e), subject, however, to the limitation described in Section 6.03(b)(ii).

(e) Exercise of Options or Stock Appreciation Rights Upon Termination of Employment.

(i) Termination. In the event of Termination of Employment of a Participant other than by reason of death, disability or Retirement, all Options and Stock Appreciation Rights that were not exercisable as of the date of the Termination of Employment shall expire as of such date and the right of the Participant to exercise any Options or Stock Appreciation Rights that were exercisable as of the date of Termination of Employment shall expire 90 days after the date of such Termination of Employment, unless the exercise period is extended by the Committee in accordance with Section 6.03(d). In no event, however, may the Option be exercised later than the date of expiration of the Option or Stock Appreciation Right determined pursuant to Section 6.03(b)(ii).

(ii) Disability or Retirement. Unless otherwise provided for in an Award Agreement, in the event of a Participant's Termination of Employment by reason of disability or Retirement, the right of the Participant to exercise all Options and Stock Appreciation Rights that were not exercisable as of the date of the Termination of Employment shall expire as of such date and all Options and Stock Appreciation Rights that he or she was entitled to exercise upon Termination of Employment shall expire three years after the date of such Termination of Employment, unless the exercise period is extended by the Committee in accordance with Section 6.03(d), provided that, in no event, however, may any Option or Stock Appreciation Right be exercised later than the date of expiration of the Option determined pursuant to Section 6.03(b)(ii).

(iii) Death. Unless otherwise provided for in an Award Agreement, in the event of the death of a Participant while employed by the Company or a Subsidiary and prior to the expiration of any Option or Stock Appreciation Right as provided pursuant to Section 6.03(e)(i) or Section 6.03(d) above, all Options and Stock Appreciation Rights that were not exercisable as of the date of death shall expire as of such date and to the extent the right to exercise the Option or Stock Appreciation Right was accrued as of the date of death, the right of the Participant's Beneficiary to exercise the Option or Stock Appreciation Right shall expire one year after the date of the Participant's death. In the event of the death of a Participant which occurs within any post-termination exercise period, and prior to the expiration of any Option or Stock Appreciation Right as provided pursuant to Section 6.03(e)(i) or 6.03(e)(ii)or Section 6.03(d) above, all such Options and Stock Appreciation Rights that were not exercisable as of the date of death shall expire as of such date and to the extent the right to exercise such Option or Stock Appreciation Right was accrued as of the date of such Termination of Employment and had not expired during such additional period, the right of the Participant's Beneficiary to exercise the Option or Stock Appreciation Right, as the case may be, shall expire upon the later of one year after the date of the Participant's death or, if applicable, three years from the date of the Participant's Termination of Employment by reason of disability or Retirement. The exercise period may be extended by the Committee in accordance with Section 6.03(d). In no event, however, may any Option be exercised later than the date of expiration of the Option or Stock Appreciation Right determined pursuant to Section 6.03(b)(ii).

6.04 Option Exercise Procedures. The Committee shall establish procedures governing the exercise of Options, which procedures shall generally require that written or electronic notice of exercise thereof be given and that the exercise price thereof be paid in full at the time of exercise (i) in cash or cash equivalents, including by personal check, or (ii) in accordance with such other procedures or in such other forms as the Committee shall from time to time determine. The Exercise Price of any Options exercised may be paid in full or in part in the form of shares of Common Stock, based on the Fair Market Value of such shares of Common Stock on the date of exercise, subject to such rules and procedures as may be adopted by the Committee.

6.05 Stock Appreciation Right Exercise Procedures. Each Stock Appreciation Right granted under the Plan shall be exercised by written or electronic notice to the Company which must be received by the officer or employee of the Company designated in the Award Agreement at or before the close of business on the expiration date of the Award. Subject to Section 9.05, upon exercise of a Stock Appreciation Right, the Participant shall be entitled to receive payment in the form, determined by the Committee, of cash or shares of Common Stock having a Fair Market Value equal to such cash amount, or a combination of shares of Common Stock and cash having an aggregate value equal to such amount, determined by multiplying:

(i) any increase in the Fair Market Value of one share of Common Stock on the exercise date over the price fixed by the Committee on the Date of Grant of such Stock Appreciation Right, by

(ii) the number of shares of Common Stock with respect to which the Stock Appreciation Right is exercised;

provided that on the Date of Grant, the Committee may establish, in its sole discretion, a maximum amount per share that will be payable upon exercise of a Stock Appreciation Right. Stock Appreciation Rights that are granted in tandem with an Option may only be exercised upon the surrender of the right to exercise such Option for an equivalent number of shares of Common Stock, and may be exercised only with respect to the shares of Common Stock for which the related Option is then exercisable.

6.06 Rights as a Stockholder. A Participant or a transferee of an Option or Stock Appreciation Right pursuant to Section 9.04 shall have no rights as a stockholder with respect to the shares of Common Stock covered by an Option or Stock Appreciation Right until that Participant or transferee shall have become the holder of record of any such shares, and no adjustment shall be made with respect to any such shares of Common Stock for dividends in cash or other property or distributions of other rights on the Common Stock for which the record date is prior to the date on which that Participant or transferee shall have become the holder of record of any shares covered by such Option; provided, however, that Participants are entitled to the adjustments set forth in Section 9.08.

6.07 Change in Control. Unless otherwise provided by the Committee in the applicable Award Agreement, in the event of a Change in Control, all Options or Stock Appreciation Rights outstanding on the date of such Change in Control shall become immediately and fully exercisable.

ARTICLE VII

Restricted Shares and Restricted Stock Units

7.01 Restricted Share and Restricted Stock Unit Awards. The Committee may grant to any Participant an Award of such number of shares of Common Stock or Restricted Stock Units on such terms, conditions and restrictions, whether based on performance standards, periods of service, retention by the Participant of ownership of specified shares of Common Stock or other criteria, as the Committee shall establish. With respect to performance-based Awards of Restricted Shares or Restricted Stock Units intended to qualify for deductibility under the "performance-based" compensation exception contained in Section 162(m) of the Code, performance targets will include specified levels of one or more of the following (in absolute terms or relative to one or more other companies or indices): adjusted net income, operating income, operating expenses, return on investment, return on stockholders' equity, stock price appreciation, adjusted earnings before interest, taxes, depreciation and amortization, service unavailability, generator availability, OSHA recordable incident rate, customer satisfaction, relative total stockholder return, earnings per share and/or growth in earnings per share. The terms of any Restricted Share Award or Restricted Stock Unit granted under this Plan shall be set forth in an Award Agreement which shall contain provisions determined by the Committee and not inconsistent with this Plan.

7.02 Terms of Restricted Share Awards.

(a) Issuance of Restricted Shares. As soon as practicable after the Date of Grant of a Restricted Share Award by the Committee, the Company shall cause to be transferred on the books of the Company or its agent, shares of Common Stock, registered on behalf of the Participant, evidencing the Restricted Shares covered by the Award, subject to forfeiture to the Company as of the Date of Grant if an Award Agreement with respect to the Restricted Shares covered by the Award is not duly executed by the Participant and timely returned to the Company. All shares of Common Stock covered by Awards under this ARTICLE VII shall be subject to the restrictions, terms and conditions contained in the Plan and the applicable Award Agreements entered into by the appropriate Participants. Until the lapse or release of all restrictions applicable to an Award of Restricted Shares the share certificates representing such Restricted Shares may be held in custody by the Company, its designee, or, if the certificates bear a restrictive legend, by the Participant. Upon the lapse or release of all restrictions with respect to an Award as described in Section 7.02(c), one or more share certificates, registered in the name of the Participant, for an appropriate number of shares as provided in Section 7.02(c), free of any restrictions set forth in the Plan and the related Award Agreement shall be delivered to the Participant.

(b) Stockholder Rights. Beginning on the Date of Grant of a Restricted Share Award and subject to execution of the related Award Agreement as provided in Section 7.02(a), and except as otherwise provided in such Award Agreement, the Participant shall become a stockholder of the Company with respect to all shares subject to the Award Agreement and shall have all of the rights of a stockholder, including, but not limited to, the right to vote such shares and, unless otherwise determined by the Committee, in its sole discretion, the right to receive dividends; provided, however, that, unless otherwise determined by the Committee, in its sole discretion, any shares of Common Stock distributed as a dividend or otherwise with respect to any Restricted Shares as to which the restrictions have not yet lapsed, shall be subject to the same restrictions as such Restricted Shares and held or restricted as provided in Section 7.02(a).

(c) Delivery of Shares Upon Vesting. Upon expiration or earlier termination of the forfeiture period without a forfeiture and the satisfaction of or release from any other conditions prescribed by the Committee, or at such earlier time as provided under the provisions of Section 7.06, the restrictions applicable to the Restricted Shares shall lapse. As of the date specified in the Award Agreement, subject to the requirements of Section 9.05, the Company shall deliver to the Participant or, in case of the Participant's death, to the Participant's Beneficiary, one or more share certificates for the appropriate number of shares of Common Stock, free of all such restrictions, except for any restrictions that may be imposed by law.

(d) Forfeiture of Restricted Shares. Subject to Sections 7.04 and 7.06, Restricted Shares shall be forfeited and returned to the Company and all rights of the Participant with respect to such Restricted Shares shall terminate unless the Participant continues in the service of the Company or a Subsidiary until the expiration of the forfeiture period for such Restricted Shares and satisfies any and all other conditions set forth in the Award Agreement. The Committee shall determine the forfeiture period (which may, but need not, lapse in installments) and any other terms and conditions applicable with respect to any Restricted Share Award.

7.03 Terms of Restricted Stock Units.

(a) Rights as a Stockholder. Unless otherwise determined by the Committee at the Date of Grant and as specified in the Award Agreement, (i) any cash dividends or distributions credited to the Participant's account shall be deemed to have been invested in additional Restricted Stock Units on the record date established for the related dividend or distribution in an amount equal to the greatest whole number which may be obtained by dividing (A) the value of such dividend or distribution on the record date by (B) the Fair Market Value of one share of Common Stock on such date, and such additional Restricted Stock Units shall be subject to the same terms and conditions as are applicable in respect of the Restricted Stock Units with respect to which such dividends or distributions were payable, and (ii) if any such dividends or distributions are paid in shares of Common Stock or other securities, such shares and other securities shall be subject to the same forfeiture period and other restrictions as apply to the Restricted Stock Units with respect to which they were paid. Unless and until the Company issues a certificate or certificates to a Participant for shares of Common Stock in respect of his or her Award of Restricted Stock Units, or otherwise determined by the Committee at or after the Date of Grant, a Participant holding outstanding Restricted Stock Units shall not be entitled to exercise any voting rights and any other rights as a stockholder with respect to the shares of Common Stock underlying such Award.

(b) Settlement of Restricted Stock Units. Unless the Committee determines otherwise at the Date of Grant and as set forth in the Award Agreement, after the lapse of the forfeiture period with respect to any Restricted Stock Units and as of the date specified in the Award Agreement, the Company shall issue the shares of Common Stock underlying such Restricted Stock Unit (plus additional shares of Common Stock for any Restricted Stock Units credited in respect of dividends or distributions) or, if the Committee so determines in its sole discretion, an amount in cash equal to the Fair Market Value of such shares of Common Stock. Upon such terms and conditions as the Committee may establish from time to time, a Participant may be permitted to defer the receipt of the shares of Common Stock or cash otherwise deliverable upon settlement of Restricted Stock Units.

7.04 Waiver of Forfeiture Period. Notwithstanding anything contained in this ARTICLE VII to the contrary, the Committee may, in its sole discretion, waive the forfeiture period and any other conditions set forth in any Award Agreement for a Participant who has terminated employment prior to the end of the Award Period or under other appropriate circumstances (including the death, disability or Retirement of the Participant or a material change in circumstances arising after the Date of Grant) and subject to such terms and conditions (including forfeiture of a proportionate number of the Restricted Shares or Restricted Stock Units) as the Committee shall deem appropriate.

7.05 Restriction on Transferability. None of the Restricted Shares or Restricted Stock Units may be assigned or transferred (other than by will or the laws of descent and distribution or to an *inter vivos* trust with respect to which the Participant is treated as the owner under Sections 671 through 677 of the Code), pledged or sold prior to the lapse of the restrictions applicable thereto.

7.06 Change in Control. Unless otherwise provided by the Committee in the applicable Award Agreement, in the event of a Change in Control, all restrictions applicable to the Restricted Share Award or Restricted Stock Unit shall terminate fully and the Participant shall immediately have the right to the delivery of share certificates for such shares in accordance with Section 7.02(c).

ARTICLE VIII

Performance Awards

8.01 Performance Awards.

(a) Award Periods and Determinations of Awards. The Committee may grant Performance Awards to Participants. A Performance Award shall consist of the right to receive a payment (measured by the Fair Market Value of a specified number of shares of Common Stock, increases in such Fair Market Value during the Award Period and/or a fixed cash amount) contingent upon the extent to which certain predetermined performance targets have been met during an Award Period. Performance Awards may be made in conjunction with, or in addition to, any other Awards made under the Plan. The Award Period shall be determined by the Committee and as specified in the applicable Award Agreement. The Committee, in its discretion and under such terms as it deems appropriate, may permit newly eligible Participants, such as those who are promoted or newly hired, to receive Performance Awards after an Award Period has commenced.

(b) Performance Targets. The performance targets may include such goals related to the performance of the Company and/or the performance of a Participant as may be established by the Committee in its sole discretion.

In the case of Performance Awards intended to qualify for deductibility under the "performance-based" compensation exception contained in Section 162(m) of the Code, the targets will include specified levels of one or more of the following (in absolute terms or relative to one or more other companies or indices): adjusted net income, operating income, operating expenses, return on investment, return on stockholders' equity, stock price appreciation, adjusted earnings before interest, taxes, depreciation and amortization, service unavailability, generator availability, OSHA recordable incident rate, customer satisfaction, relative total stockholder return, earnings per share and/or growth in earnings per share. The performance targets established by the Committee may vary for different Award Periods and need not be the same for each Participant receiving a Performance Award in an Award Period. Except to the extent inconsistent with the performance-based compensation exception under Section 162(m) of the Code, in the case of Performance Awards granted to Participants to whom such section is applicable, the Committee, in its sole discretion, but only under extraordinary circumstances as determined by the Committee, may change any prior determination of performance targets for any Award Period at any time prior to the final determination of the value of a related Performance Award when events or transactions occur to cause such performance targets to be an inappropriate measure of achievement.

(c) Earning Performance Awards. The Committee, on or as soon as practicable after the Date of Grant, shall prescribe a formula to determine the percentage of the applicable Performance Award to be earned based upon the degree of attainment of performance targets.

(d) Payment of Earned Performance Awards. Payments of earned Performance Awards shall be made in Options, Stock Appreciation Rights, shares of Common Stock, cash, or a combination thereof, in the discretion of the Committee and as set forth in the Award Agreement. The Committee, in its sole discretion and as set forth in the Award Agreement, may provide such terms and conditions with respect to the payment of earned Performance Awards as it may deem desirable.

8.02 Terms of Performance Awards.

(a) Termination of Employment. Unless otherwise provided below or in Section 8.03, in the case of a Participant's Termination of Employment prior to the end of an Award Period, the Participant will not have earned any Performance Awards for that Award Period.

(b) Retirement. If a Participant's Termination of Employment is because of Retirement prior to the end of an Award Period, the Participant will not be paid any Performance Award, unless the Committee, in its sole and exclusive discretion, determines that an Award should be paid. In such a case, the Participant shall be entitled to receive a pro-rata portion of his or her Award as determined under subsection (d).

(c) Death or Disability. If a Participant's Termination of Employment is due to death or to disability (as determined in the sole and exclusive discretion of the Committee) prior to the end of an Award Period, the Participant or the Participant's Beneficiary, as the case may be, shall be entitled to receive a pro-rata share of his or her Award as determined under subsection (d).

(d) Pro-Rata Payment. The amount of any payment to be made to a Participant whose employment is terminated by Retirement, death or disability (under the circumstances described in subsections (b) and (c)) will be the amount determined by multiplying (i) the amount of the Performance Award that would have been earned through the end of the Award Period had such employment not been terminated by (ii) a fraction, the numerator of which is the number of whole months such Participant was employed during the Award Period, and the Denominator of which is the total number of months of the Award Period. Any such payment made to a Participant whose employment is terminated prior to the end of an Award Period shall be made as of such date specified in the Award Agreement. Any partial payment previously made or credited to a deferred account for the benefit of a Participant in accordance with Section 8.01(d) of the Plan shall be subtracted from the amount otherwise determined as payable as provided in this Section 8.02(d).

(e) Other Events. Notwithstanding anything to the contrary in this ARTICLE VIII, the Committee may, in its sole and exclusive discretion, determine to pay all or any portion of a Performance Award to a Participant who has terminated employment prior to the end of an Award Period or under other appropriate circumstances (including the death, disability or Retirement of the Participant or a material change in circumstances arising after the Date of Grant), subject to such terms and conditions (including forfeiture of a proportionate portion of the Performance Award) as the Committee shall deem appropriate.

8.03 Change in Control. Unless otherwise provided by the Committee in the applicable Award Agreement, in the event of a Change in Control, all Performance Awards for all Award Periods shall immediately become fully payable to all Participants and shall be paid to Participants within 30 days after such Change in Control.

ARTICLE IX

Terms Applicable to All Awards Granted Under the Plan

9.01 Plan Provisions Control Award Terms. The terms of the Plan shall govern all Awards granted under the Plan, and in no event shall the Committee have the power to grant any Award under the Plan the terms of which are contrary to any of the provisions of the Plan. In the event any provision of any Award granted under the Plan shall conflict with any term in the Plan as constituted on the Date of Grant of such Award, the term in the Plan as constituted on the Date of Grant of such Award shall control. All Awards granted under the terms of the plan and any related Award Agreement shall be structured to comply with 409A of the Code, its corresponding Treasury regulations and related guidance. Without limiting the foregoing, if and to the extent that any Award is deemed to be deferred compensation for purposes of Section 409A of the Code, the payment of such Award shall only be made upon the occurrence of an event that is permissible payment event for purposes of Section 409A of the Code.

9.02 Award Agreement. No person shall have any rights under any Award granted under the Plan unless and until the Company and the Participant to whom such Award shall have been granted shall have executed and delivered an Award Agreement or the Participant shall have received notice of the Award authorized by the Committee.

9.03 Modification of Award After Grant. No Award granted under the Plan to a Participant may be modified (unless such modification does not materially decrease the value of that Award) after its Date of Grant except by express written agreement between the Company and such Participant, provided that any such change (i) may not be inconsistent with the terms of the Plan, and (ii) shall be approved by the Committee; provided, however, that, with the exception of adjustments permitted in Section 9.08, the Exercise Price of any outstanding Award granted under the Plan may not be reduced after the Date of Grant nor may any outstanding Award granted under the Plan be surrendered to the Company in exchange for a new Award with a lower Exercise Price nor may any other action that would constitute repricing under the applicable rules of the New York Stock Exchange be taken with respect to any outstanding Award.

9.04 Limitation on Transfer. Except as provided in Section 7.05 in the case of Restricted Shares, a Participant's rights and interest under the Plan may not be assigned or transferred other than by will or the laws of descent and distribution and, during the lifetime of a Participant, only the Participant personally (or, if applicable, the Participant's Beneficiary) may exercise rights under the Plan. The Participant's Beneficiary may exercise the Participant's rights to the extent they are exercisable under the Plan following the death of the Participant. Notwithstanding the foregoing, the Committee may grant Non-Qualified Stock Options that are transferable, without payment of consideration, to immediate family members of the Participant, to trusts or partnerships for such family members, or to such other parties as the Committee may approve (as evidenced by the applicable Award Agreement or an amendment thereto), and the Committee may also amend outstanding Non-Qualified Stock Options to provide for such transferability.

9.05 Withholding Taxes. The Company shall be entitled, if the Committee deems it necessary or desirable, to withhold (or secure payment from the Participant in lieu of withholding) the amount of any withholding or other tax required by law to be withheld or paid by the Company with respect to any amount payable and/or shares issuable under such Participant's Award or with respect to any income recognized upon a disqualifying disposition of shares received pursuant to the exercise of an Incentive Stock Option, and the Company may defer payment of cash or issuance of shares upon exercise or vesting of an Award unless indemnified to its satisfaction against any liability for any such tax. The amount of such withholding or tax payment shall be determined by the Committee and shall be payable by the Participant at such time as the Committee determines. With the approval of the Committee, the Participant may elect to meet his or her withholding requirement (i) by having withheld from such Award at the appropriate time that number of shares of Common Stock, rounded up to the next whole share, the Fair Market Value of which is equal to the amount of the minimum withholding taxes due, (ii) by direct payment to the Company in cash of the minimum amount of any taxes required to be withheld with respect to such Award or (iii) by a combination of withholding such shares and paying cash.

9.06 Surrender of Awards. Any Award granted under the Plan may be surrendered to the Company for cancellation on such terms as the Committee and the Participant approve.

9.07 Cancellation and Rescission of Awards.

(a) Detrimental Activities. Unless the Award Agreement specifies otherwise, the Committee may cancel, rescind, suspend, withhold or otherwise limit or restrict any unexpired, unpaid, or deferred Awards at any time if the Participant is not in compliance with all applicable provisions of the Award Agreement and the Plan, or if the Participant engages in any "Detrimental Activity" (as determined by the Committee in its sole discretion). For purposes of this Section 9.07, "Detrimental Activity" shall include: (i) the rendering of services for any organization or engaging directly or indirectly in any business which is or becomes competitive with the Company, or which organization or business, or the rendering of services to such organization or business, is or becomes otherwise prejudicial to or in conflict with the interests of the Company; (ii) the disclosure to anyone outside the Company, or the use in other than the Company's business, without prior written authorization from the Company, of any confidential information or material relating to the business of the Company, acquired by the Participant either during or after employment with the Company; (iii) any attempt directly or indirectly to induce any employee of the Company to be employed or perform services elsewhere or any attempt directly or indirectly to solicit the trade or business of any current or prospective customer, supplier or partner of the Company; or (iv) any other conduct or act determined to be injurious, detrimental or prejudicial to any interest of the Company.

(b) Certification. Upon exercise, payment or delivery pursuant to an Award, the Participant shall certify in a manner acceptable to the Company that he or she is in compliance with the terms and conditions of the Plan. In the event a Participant fails to comply with the provisions of paragraphs (a)(i)-(iv) of this Section 9.07 prior to, or during the six months after, any exercise, payment or delivery pursuant to an Award, such exercise, payment or delivery may be rescinded within two years thereafter. In the event of any such rescission, the Participant shall pay to the Company the amount of any gain realized or payment received as a result of the rescinded exercise, payment or delivery, in such manner and on such terms and conditions as may be required, and the Company shall be entitled to set-off against the amount of any such gain any amount owed to the Participant by the Company.

9.08 Adjustments to Reflect Capital Changes.

(a) Recapitalization. The number and kind of shares subject to outstanding Awards, the Exercise Price or base price of an Award, the number and kind of shares available for Awards subsequently granted under the Plan and the maximum number of shares in respect of which Awards can be made to any Participant in any calendar year shall be appropriately adjusted to reflect any stock dividend, stock split, combination or exchange of shares, merger, consolidation or other change in capitalization with a similar substantive effect upon the Plan or the

Awards granted under the Plan. The Committee shall have the power and sole discretion to determine the amount of the adjustment to be made in each case.

(b) Certain Mergers. After any Merger in which the Company is not the surviving corporation or pursuant to which a majority of the shares which are of the same class as the shares that are subject to outstanding Awards are exchanged for, or converted into, or otherwise become shares of another corporation, the surviving, continuing, successor or purchasing corporation, as the case may be (the "Acquiring Corporation"), will either assume the Company's rights and obligations under outstanding Award Agreements or substitute awards in respect of the Acquiring Corporation's stock for outstanding Awards, provided, however, that if the Acquiring Corporation does not assume or substitute for such outstanding Awards, the Board shall provide prior to the Merger that any unexercisable and/or unvested portion of the outstanding Awards shall be immediately exercisable and vested as of a date prior to such Merger, as the Board so determines. The exercise and/or vesting of any Award that was permissible solely by reason of this Section 9.08 shall be conditioned upon the consummation of the Merger. Any Awards which are neither assumed by the Acquiring Corporation nor exercised as of the date of the Merger shall terminate effective as of the effective date of the Merger. Comparable rights shall accrue to each Participant in the event of successive Mergers of the character described above.

(c) Options to Purchase Shares or Stock of Acquired Companies. After any Merger in which the Company or a Subsidiary shall be a surviving corporation, the Committee may grant Options or other Awards under the provisions of the Plan, pursuant to Section 424 of the Code or as is otherwise permitted under the Code, in full or partial replacement of or substitution for old stock options granted under a plan of another party to the merger whose shares of stock subject to the old options may no longer be issued following the Merger. The manner of application of the foregoing provisions to such options and any appropriate adjustments in the terms of such stock options shall be determined by the Committee in its sole discretion. Any such adjustments may provide for the elimination of any fractional shares which might otherwise become subject to any Options. The foregoing shall not be deemed to preclude the Company from assuming or substituting for stock options of acquired companies other than pursuant to this Plan.

(d) Adjustments. Any adjustment to outstanding Awards shall be consistent with Sections 409A and 424 of the Code, to the extent applicable.

9.09 Recoupment. Pursuant to the Company's recoupment policies, if applicable, a Participant may be required to reimburse the Company for any compensation paid to such Participant with respect to an Award granted under this Plan upon the occurrence of certain specified events set forth in the Company's applicable recoupment policies.

9.10 Legal Compliance. Shares of Common Stock shall not be issued hereunder unless the issuance and delivery of such shares shall comply with applicable laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.

9.11 No Right to Employment. No Participant or other person shall have any claim of right to be granted an Award under the Plan. Neither the Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the service of the Company or any of its Subsidiaries.

9.12 Awards Not Includable for Benefit Purposes. Payments received by a Participant pursuant to the provisions of the Plan shall not be included in the determination of benefits under any pension, group insurance or other benefit plan applicable to the Participant which is maintained by the Company or any of its Subsidiaries, except as may be provided under the terms of such plans or determined by the Board.

9.13 Governing Law. This Plan, and any agreement or determination shall be governed by the laws of the State of Maryland, regardless of principles of conflict of laws, except to the extent that the law of the State of Maryland specifically and mandatorily applies.

9.14 No Strict Construction. No rule of strict construction shall be implied against the Company, the Committee or any other person in the interpretation of any of the terms of the Plan, any Award granted under the Plan or any rule or procedure established by the Committee.

9.15 Captions. The captions (i.e., all Section headings) used in the Plan are for convenience only, do not constitute a part of the Plan, and shall not be deemed to limit, characterize or affect in any way any provisions of the Plan, and all provisions of the Plan shall be construed as if no captions had been used in the Plan.

9.16 Severability. Whenever possible, each provision in the Plan and every Award at any time granted under the Plan shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of the Plan or any Award at any time granted under the Plan shall be held to be prohibited by or invalid under applicable law, then (i) such provision shall be deemed amended to accomplish the objectives of the provision as originally written to the fullest extent permitted by law and (ii) all other provisions of the Plan, such Award and every other Award at any time granted under the Plan shall remain in full force and effect.

9.17 Amendment and Termination.

(a) Amendment. The Board shall have complete power and authority to amend the Plan at any time; provided, that no termination or amendment of the Plan may, without the consent of the Participant to whom any Award shall theretofore have been granted under the Plan, materially adversely affect the right of such individual under such Award; and provided further, that no such alteration or amendment of the Plan shall, without approval by the stockholders of the Company (i) increase the total number of shares of Common Stock which may be issued or delivered under the Plan, (ii) increase the total number of shares which may be covered by Awards to any Participant, or (iii) change the minimum Option Exercise Price or base price of a Stock Appreciation Right or otherwise reprice an outstanding Award.

(b) Termination. The Board shall have the right and the power to terminate the Plan at any time. No Award shall be granted under the Plan after the termination of the Plan, but the termination of the Plan shall not have any other effect and any Award outstanding at the time of the termination of the Plan may be exercised after termination of the Plan at any time prior to the expiration date of such Award to the same extent such Award would have been exercisable had the Plan not been terminated. A termination of the Plan will comply with Section 409A of the Code, its corresponding Treasury regulations and related guidance.

9.18 Compliance with Law. The Plan is intended to comply with applicable law. Without limiting the foregoing, the Plan is intended to comply with the applicable requirements of Section 409A of the Code and its corresponding regulations and related guidance, and shall be administered in accordance with Section 409A of the Code to the extent it applies to the Plan. To the extent that any provision of the Plan or an Award Agreement would cause a conflict with the requirements of Section 409A of the Code or would cause the administration of the Plan to fail to satisfy the requirements of Section 409A of the Code, such provision shall be deemed null and void to the extent permitted by applicable law.

INVESTOR INFORMATION

SHAREHOLDER INQUIRIES

Here's how to get information on your Allegheny Energy stock account, inquire about stock certificates, change your address and obtain tax information:

- Access your stock account online at www.melloninvestor.com/isd
- Contact the Stock Registrar and Transfer Agent:
  BNY Mellon Shareowner Services
  (800) 648-8389
  P.O. Box 350101
  Pittsburgh, PA 15252-8010
- Direct other shareholder communications to:
  Allegheny Energy Shareholder Services
  (724) 838-6196
  800 Cabin Hill Drive
  Greensburg, PA 15601-1650
  InvestorInfo@alleghenyenergy.com

ANALYST INQUIRIES

(724) 838-6196
InvestorInfo@alleghenyenergy.com

WEB SITE

www.alleghenyenergy.com

STOCK LISTING

New York Stock Exchange
Symbol: AYE

ANNUAL MEETING

New York Marriott Marquis
1535 Broadway
New York, NY 10036
May 15, 2008, 9:30 a.m.

This publication includes selected portions of the company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission on February 27, 2008.

We will provide, at no charge, a complete copy of Form 10-K for 2007 to any beneficial holder of the company's common stock who submits a written request to Allegheny Energy Shareholder Services.

Our Form 10-K is also available at www.alleghenyenergy.com. We also have filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A of the New York Stock Exchange Listed Company Manual.

Help Us Reduce Costs

You may choose to receive materials for next year's annual meeting of shareholders through the Internet rather than by mail. By doing so, you will help us reduce printing and postage expenses. To take advantage of this convenient option:

- If you hold your Allegheny shares in book entry or certificate form, log on to *https://vault.melloninvestor.com.isd.*
- If you hold your Allegheny shares in a broker account, please contact your broker for instructions on how to choose electronic delivery.

Allegheny Energy

800 Cabin Hill Drive
Greensburg, PA 15601 - 1650
www.alleghenyenergy.com

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